FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


April 20, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following documents are filed collectively as an Exhibit to this Report:

Exhibit  I  --  Letter  of   Transmittal   to  St.   Laurent   Paperboard   Inc.
                Securityholders,  dated  April  14,  2000,  relating  to Special
                Meeting of Securityholders to be held May 26, 2000 to approve a
                plan of  arrangement (the "Arrangement") involving St.   Laurent
                and  the St. Laurent Securityholders  pursuant to an Amended and
                Restated Pre-Merger Agreement between St. Laurent, Smurfit-Stone
                Container Corporation ("Smurfit-Stone") and certain subsidiaries of Smurfit-Stone under which Arrangement St. Laurent will become an indirect wholly-owned subsidiary  of Smurfit-Stone, Notice of
                Special Meeting, and Management Proxy  Circular dated April  14,
                2000   relating  to  consideration of the Arrangement involving
                St.  Laurent   Paperboard  Inc.   and   Smurfit-Stone  Container
                Corporation, Stone  Container  Corporation, 3701174 Canada, Inc.
                and 3038727  Nova  Scotia  Company, and (iv)  proxy card.

On April 20, 2000 St. Laurent Paperboard Inc. caused the foregoing proxy materials to be sent to St. Laurent's Securityholders.


Exhibit  I  --  Letter  of   Transmittal   to  St.   Laurent   Paperboard   Inc.
                Securityholders,  dated  April  14,  2000,  relating  to Special
                Meeting of Securityholders to be held May 26, 2000 to approve a
                plan of  arrangement (the "Arrangement") involving St.   Laurent
                and  the St. Laurent Securityholders  pursuant to an Amended and
                Restated Pre-Merger Agreement between St. Laurent, Smurfit-Stone
                Container Corporation ("Smurfit-Stone") and certain subsidiaries of Smurfit-Stone under which Arrangement St. Laurent will become an indirect wholly-owned subsidiary  of Smurfit-Stone, Notice of
                Special Meeting, and Management Proxy  Circular dated April  14,
                2000   relating  to  consideration of the Arrangement involving
                St.  Laurent   Paperboard  Inc.   and   Smurfit-Stone  Container
                Corporation, Stone  Container  Corporation, 3701174 Canada, Inc.
                and 3038727  Nova  Scotia  Company, and (iv)  proxy card.

                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  April 20, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                St. Laurent Logo

April 14, 2000

Dear St. Laurent Paperboard Inc. Securityholder:

     The Board of Directors cordially invites you to attend a meeting (the "Meeting") of holders of common shares ("St. Laurent Common Shares"), options ("St. Laurent Options") and restricted share units ("St. Laurent RSUs")
(collectively, "St. Laurent Securityholders") of St. Laurent Paperboard Inc. ("St. Laurent") to be held at the Sheraton Centre, 1201 Rene-Levesque Boulevard West, Ballroom West, Montreal, Quebec, on May, 26, 2000 at 10:00 a.m. (Montreal time).

     At the Meeting, you will be asked to approve, among other things, a proposed plan of arrangement (the "Arrangement") involving St. Laurent and the St. Laurent Securityholders pursuant to an Amended and Restated Pre-Merger Agreement between St. Laurent, Smurfit-Stone Container Corporation ("Smurfit-Stone") and certain subsidiaries of Smurfit-Stone. The Arrangement will result in St. Laurent becoming an indirect wholly-owned subsidiary of Smurfit-Stone.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ARRANGEMENT IS FAIR TO THE ST. LAURENT SECURITYHOLDERS AND IS IN THE BEST INTERESTS OF ST. LAURENT. ACCORDINGLY, THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT.

     Under the Arrangement, each St. Laurent common share will be exchanged for U.S.$12.50 in cash and 0.5 shares of Smurfit-Stone Common Stock ("Smurfit-Stone Common Stock"). Each St. Laurent option shall become vested and immediately exercisable so that holders of St. Laurent Options may participate in the Arrangement as holders of St. Laurent Common Shares or will be exchanged for an option to purchase Smurfit-Stone Common Stock. Each St. Laurent restricted share unit shall be fully vested and entitle its holder to receive U.S.$12.50 in cash and 0.5 shares of Smurfit-Stone Common Stock with respect to each St. Laurent Common Share subject to such St. Laurent restricted share unit.

     A Letter of Transmittal printed on yellow paper for use by registered holders of St. Laurent Common Shares and holders of St. Laurent RSUs is enclosed with the attached Management Proxy Circular (the "Circular"). Holders of St. Laurent Common Shares will not receive certificates for the Smurfit-Stone Common Stock nor the cash portion of the Exchange Consideration to which they are entitled under the Arrangement until they return a properly completed Letter of Transmittal together with the certificates for their shares and any other required documentation to Montreal Trust Company at one of the addresses specified on the last page of the Letter of Transmittal. Also enclosed is an Election Form (printed on green paper) for use by holders of St. Laurent
Options. Holders of St. Laurent Options should return a properly completed Election Form to Montreal Trust Company at the address specified on the Election Form.

     For the Arrangement to proceed, it must be approved by not less than 66 2/3% of the votes cast by St. Laurent Securityholders who attend the Meeting, in person or by proxy. The attached Management Proxy Circular (the "Circular") contains a detailed description of the Arrangement and the Pre-Merger Agreement and other information that may help you make an informed decision.

     We hope you will be able to attend the Meeting. Whether or not you are able to attend, it is still important that you be represented at the Meeting. WE ENCOURAGE YOU TO COMPLETE THE ENCLOSED FORM OF PROXY AND RETURN IT, EXCEPT AS PROVIDED IN THE CIRCULAR, NO LATER THAN 5:00 P.M. (MONTREAL TIME) ON MAY 25, 2000. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

     If you are a non-registered holder of St. Laurent Common Shares and have received this letter and the Circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your St. Laurent Common Shares not being eligible to be voted at the Meeting.

Sincerely,

/s/ Raymond R. Pinard
------------------------------
Raymond R. Pinard
Chairman

/s/ Joseph J. Gurandiano
------------------------------
Joseph J. Gurandiano
President and Chief Executive Officer

                                ST. LAURENT LOGO

                            NOTICE OF SPECIAL MEETING

                                       AND

                            MANAGEMENT PROXY CIRCULAR

                              ARRANGEMENT INVOLVING

                          ST. LAURENT PAPERBOARD INC.
                                       AND

                       SMURFIT-STONE CONTAINER CORPORATION

                                       AND

                           STONE CONTAINER CORPORATION

                                       AND

                              3701174 CANADA INC.
                                       AND

                           3038727 NOVA SCOTIA COMPANY

                                 APRIL 20, 2000

                                TABLE OF CONTENTS

                                                                PAGE
                                                                ----
GLOSSARY OF TERMS...........................................       1
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES..............       7
CANADIAN/U.S. EXCHANGE RATES................................       7
INFORMATION CONCERNING SMURFIT-STONE AND ITS AFFILIATES.....       7
SUMMARY.....................................................       8
GENERAL PROXY INFORMATION...................................      14
  General...................................................      14
  Solicitation of Proxies...................................      14
  Record Date and Entitlement to Vote.......................      14
  Signing and Deposit of Proxies............................      14
  Revocation of Proxies.....................................      14
  Voting of Proxies.........................................      14
  Voting Shares.............................................      15
  Required Votes to Approve the Arrangement.................      15
  Interest of Management....................................      15
THE ARRANGEMENT.............................................      16
  Background of the Arrangement.............................      16
  Joint Reasons of St. Laurent and Smurfit-Stone for the
     Transaction............................................      17
  St. Laurent's Reasons for the Transaction and
     Recommendation of the Board of Directors...............      17
  Court Approval and Completion of the Arrangement..........      18
  Opinions of St. Laurent's Financial Advisors..............      19
  Transaction Mechanics.....................................      26
  Procedures to Receive Exchange Consideration..............      27
  Description of Smurfit-Stone Capital Stock................      28
  Stock Exchange Listing....................................      29
  Affiliate's Letters.......................................      29
  Resale of Smurfit-Stone Common Stock Received in the
     Arrangement............................................      29
INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT.............      30
THE PRE-MERGER AGREEMENT....................................      32
  Effective Date of the Arrangement.........................      32
  Representations and Warranties............................      32
  Covenants of St. Laurent..................................      32
  Covenants of the Smurfit-Stone Parties....................      35
  Covenants of St. Laurent Regarding Non-Solicitation.......      36
  Continuation of Benefits, Employee Plan and Accrued
     Vacation and Participation and Benefit Plans...........      37
  Indemnification...........................................      38
  St. Laurent Rights Plan...................................      38
  Conditions to Closing.....................................      38
  Amendment and Waiver......................................      40
  Termination...............................................      41
  Break Fee.................................................      42
  Confidentiality Agreements................................      42
INVESTMENT CONSIDERATIONS AND OTHER RISK FACTORS............      43
REGULATORY MATTERS..........................................      47
INCOME TAX CONSIDERATIONS TO HOLDERS OF ST. LAURENT COMMON
  SHARES....................................................      48
INFORMATION CONCERNING ST. LAURENT..........................      54
  Business Segments.........................................      54
  Sales and Marketing.......................................      56
  Competition...............................................      57
  Research and Development..................................      57

                                                                PAGE
                                                                ----
  Environmental Compliance..................................      57
  Trading History...........................................      58
  Recent Developments.......................................      59
  Selected Consolidated Financial Information...............      59
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................      59
  Directors and Executive Officers..........................      66
  Granting of St. Laurent Options, St. Laurent RSUs,
     Performance Shares and Retention Bonuses...............      70
  Acceleration of St. Laurent Options and St. Laurent
     RSUs...................................................      70
  Share Capital Matters.....................................      71
  Exercise of Warrants to Acquire St. Laurent Common
     Shares.................................................      71
  Auditors, Transfer Agent and Registrar....................      72
  Documents Incorporated by Reference.......................      72
INFORMATION CONCERNING SMURFIT-STONE........................      72
  Description of Business...................................      72
  Legal Proceedings.........................................      78
  Recent Acquisitions and Dispositions......................      80
  Trading History...........................................      81
  Dividend History..........................................      81
  Smurfit-Stone Selected Consolidated Financial
     Information............................................      81
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................      83
  Share and Loan Capital Structure..........................      92
  Capitalization............................................      94
  Smurfit-Stone 1998 Long Term Incentive Plan...............      94
  Directors and Officers....................................      94
  Principal Holders of Smurfit-Stone Common Stock...........     101
  Stock Performance.........................................     101
  Interest of Management and Others in Material
     Transactions...........................................     102
  Transfer Agent and Registrar..............................     103
COMPARISON OF SHAREHOLDERS' RIGHTS..........................     103
DISSENTING SHAREHOLDER RIGHTS...............................     107
AVAILABLE INFORMATION.......................................     110
LEGAL MATTERS...............................................     110
EXPERTS.....................................................     110
APPROVAL OF PROXY CIRCULAR BY ST. LAURENT'S BOARD OF
  DIRECTORS.................................................     110

Appendix A       --    Special Resolution of the St. Laurent Securityholders.......  A-1
Appendix B       --    Pre-Merger Agreement........................................  B-1
Appendix C       --    Canada Business Corporations Act Section 190 [Dissent
                       Rights].....................................................  C-1
Appendix D       --    Interim Order and Notice of Motion for Final Order..........  D-1
Appendix E       --    Fairness Opinion of Bunting Warburg Dillon Read Inc.........  E-1
Appendix F       --    Fairness Opinion of Donaldson, Lufkin and Jenrette
                       Securities Corporation......................................  F-1
Appendix G       --    Executive Compensation and Description of St. Laurent
                       Plans.......................................................  G-1
Appendix H       --    St. Laurent Rights Plan.....................................  H-1
Appendix I       --    St. Laurent Paperboard Inc. Consolidated Financial
                       Statements -- Years ended December 31, 1999 and 1998........  I-1
Appendix J       --    Smurfit-Stone Consolidated Financial Statements as of
                       December 31, 1999 and 1998 and For the Three Years ended
                       December 31, 1999...........................................  J-1
Appendix K       --    Smurfit-Stone Container Corporation Unaudited Pro Forma
                       Condensed Consolidated Financial Data.......................  K-1

            NOTICE OF SPECIAL MEETING OF ST. LAURENT SECURITYHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of common shares, options and restricted share units (collectively, the "St. Laurent Securityholders") of St. Laurent Paperboard Inc. ("St. Laurent") will be held at the Sheraton Centre, 1201 Rene-Levesque Boulevard West, Ballroom West, Montreal, Quebec on May 26, 2000 at 10:00 a.m., Montreal time, for the following purposes:

1. For the St. Laurent Securityholders to consider and, if deemed advisable, to pass with or without variation, a special resolution (the "Arrangement Resolution"), the form of which is set forth in Appendix A to the accompanying Management Proxy Circular (the "Circular"), approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act, all as more particularly described in the Circular (the "Arrangement"); and

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

                                       By Order of the Board of Directors

                                       /s/ Marion Allaire
                                       -------------------------------
                                       Marion Allaire
                                       Secretary

April 14, 2000
Montreal, Quebec

     If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Montreal Trust Company in the enclosed envelope so as to arrive not later than 5:00 p.m. (Montreal time) on May 25, 2000 or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chairman of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof.

     Pursuant to the order of the Superior Court of Quebec dated April 14, 2000 (the "Interim Order"), registered holders of common shares of St. Laurent have been granted the right to dissent in respect of the resolution attached as Appendix A to the Circular. If the Arrangement becomes effective, a registered holder of common shares of St. Laurent who dissents will be entitled to be paid the fair value of such common shares if the Secretary of St. Laurent, at 630 Rene-Levesque Boulevard West, Suite 3000, Montreal, Quebec, H3B 5C7, shall have received from such dissenting shareholder prior to 5:00 p.m. (Montreal time) on the business day preceding the Meeting a written objection to the Arrangement Resolution (a "Notice of Dissent") and the dissenting shareholder shall have otherwise complied with the dissent procedures (which are described in the Circular under the heading "Dissenting Shareholder Rights" and in Appendix C to the Circular). Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent.

                                GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders. These defined terms are not always used in the financial statements and other financial information included herein.

"ACQUISITION PROPOSAL" means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) or otherwise representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets (excluding inventory sold in the ordinary course of business) or otherwise representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets), any sale of more than 20% of the St. Laurent Common Shares then outstanding or similar transactions involving St. Laurent or any Subsidiary, or a proposal to do so, excluding the Arrangement.

"AFFILIATE" has the meaning ascribed thereto in the Securities Act.

"AFFILIATE'S LETTER" means a letter, to be substantially in the form and content of Schedule A to the Pre-Merger Agreement.

"APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule B to the Pre-Merger Agreement.

"ARRANGEMENT" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

"ARRANGEMENT RESOLUTION" means the special resolution of the St. Laurent Securityholders, to be substantially in the form and content of Appendix A attached hereto.

"ARTICLES OF ARRANGEMENT" means the articles of arrangement of St. Laurent in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

"BOARD OF DIRECTORS" means the board of directors of St. Laurent.

"BREAK FEE" means a cash fee of $30 million, payable by St. Laurent to Smurfit-Stone in the circumstances described under "The Pre-Merger Agreement -- Break Fee".

"BREAK FEE EVENT" means any one of the following:

     (a) St. Laurent shall have terminated the Pre-Merger Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.6 of the Pre-Merger Agreement (which includes providing Smurfit-Stone with the opportunity to amend the Pre-Merger Agreement);

     (b) Smurfit-Stone shall have terminated the Pre-Merger Agreement if (i) as a result of the Board of Directors having failed to recommend or having withdrawn or modified or changed in a manner adverse to Smurfit-Stone its approval or recommendation of the Pre-Merger Agreement or the Arrangement or shall have recommended an Acquisition Proposal or, (ii) through the fault of St. Laurent, the Arrangement is not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of the St. Laurent Securityholders at the Meeting; and

     (c) St. Laurent or Smurfit-Stone shall have terminated the Pre-Merger Agreement if the approval of St. Laurent Securityholders has not been obtained by reason of the failure to obtain the required vote at the Meeting, and (i) a bona fide Acquisition Proposal has been made by any Person other than a Smurfit-Stone Party prior to the Meeting and not withdrawn more than five days prior to the vote of the St. Laurent Securityholders, and (ii) St. Laurent enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, after the termination of the Pre-Merger Agreement and prior to the expiration of 12 months following termination of the Pre-Merger Agreement, unless at the time of the Meeting a Specified Smurfit-Stone Event has occurred and is continuing.

"BUSINESS DAY" means any day on which commercial banks are generally open for business in Montreal, Quebec and Chicago, Illinois other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under the laws of the Province of Quebec or the federal laws of Canada or in Chicago, Illinois under the laws of the State of Illinois or the federal laws of the United States of America.

"BWDR" means Bunting Warburg Dillon Read Inc.

"BWDR FAIRNESS OPINION" means the opinion dated February 23, 2000 from BWDR to the Board of Directors in connection with the Transaction, a copy of which is attached hereto as Appendix E.

"CANADIAN GAAP" means Canadian generally accepted accounting principles.

"CANADIAN RESIDENT" means a resident of Canada for the purposes of the Canadian Tax Act.

"CANADIAN TAX ACT" means the Income Tax Act (Canada), as amended.

"CANCO" means 3701174 Canada Inc., a corporation existing under the CBCA and an indirect wholly-owned Subsidiary of Smurfit-Stone.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDN.$" or "CDN. DOLLAR" means Canadian dollars.

"CDS" means The Canadian Depository for Securities Limited.

"CIRCULAR"  means,  collectively,   the  Notice  of  Special  Meeting  and  this
Management Proxy Circular, including all appendices hereto, sent to St. Laurent Securityholders in connection with the Meeting.

"CLOSING" means the execution and delivery of the documents required as a condition to the completion of, or to complete, the Arrangement contemplated by the Pre-Merger Agreement and the completion of the Arrangement.

"CODE" means the United States Internal Revenue Code of 1986, as amended.

"COMPETITION ACT" means the Competition Act (Canada), as amended.

"COMPETITION COMMISSIONER" means the Commissioner of Competition under the Competition Act.

"COMPETITION TRIBUNAL" means the Competition Tribunal under the Competition Act.

"CONFIDENTIALITY AGREEMENTS" means the confidentiality and stand-still letter agreements dated November 29, 1999 from Smurfit-Stone to St. Laurent and St. Laurent to Smurfit-Stone, respectively.

"COURT" means the Superior Court of Quebec, District of Montreal.

"DEMAND FOR PAYMENT" means a written notice to St. Laurent by a Dissenting Shareholder demanding payment of the fair value of its St. Laurent Common Shares in compliance with the Dissent Procedures.

"DEPOSITARY" means Montreal Trust Company at its offices set out in the Letter of Transmittal and the Election Form.

"DGCL" means the Delaware General Corporation Law, as amended.

"DIRECTOR" means the Director appointed pursuant to Section 260 of the CBCA.

"DISSENT PROCEDURES" means the dissent procedures described under the heading "Dissenting Shareholder Rights" and set out in Appendix C attached hereto.

"DISSENT  RIGHTS" means the rights of a St.  Laurent  Registered  Shareholder to
dissent  from  the  Arrangement   Resolution  in  compliance  with  the  Dissent
Procedures.

"DISSENTING SHAREHOLDER" means a St. Laurent Registered Shareholder who complies with the Dissent Procedures.

"DLJ" means Donaldson, Lufkin & Jenrette Securities Corporation.

"DLJ FAIRNESS OPINION" means the opinion dated February 23, 2000, from DLJ to the Board of Directors in connection with the Transaction, a copy of which is attached hereto as Appendix F.

"DROP DEAD DATE" means September 30, 2000, or such later date as may be mutually agreed by the Smurfit-Stone Parties and St. Laurent.

"EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date.

"EFFECTIVE TIME" means 12:00 a.m. (Montreal time) on the Effective Date.

"ELECTION FORM" means the Election Form sent to holders of St. Laurent Options (printed on green paper) with this Circular with respect to the election to be made by such holders of St. Laurent Options to either exercise their existing St. Laurent Options, conditional upon the completion of the Arrangement, or to receive Replacement Options to acquire Smurfit-Stone Common Stock and, if applicable, with respect to the exercise price of Replacement Options which such holder has elected to receive under the Arrangement.

"EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended.

"EXCHANGE CONSIDERATION" means U.S.$12.50 payable in cash and 0.5 shares of Smurfit-Stone Common Stock.

"FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"INTERIM ORDER" means the interim order of the Court, in respect of the Arrangement dated April 14, 2000, a copy of which is attached hereto as Appendix D.

"INVESTMENT CANADA ACT" means the Investment Canada Act (Canada), as amended.

"IRS" means the United States Internal Revenue Service.

"JSC(U.S.)" means Jefferson Smurfit Corporation (U.S.), a Delaware corporation and an indirect wholly-owned Subsidiary of Smurfit-Stone.

"JS GROUP" means Jefferson Smurfit Group plc, a public corporation organized under the laws of the Republic of Ireland.

"LETTER OF TRANSMITTAL" means the letter of transmittal printed on yellow paper sent to St. Laurent Registered Shareholders and holders of St. Laurent RSUs with this Circular.

"MSF" means thousand square feet.

"MMSF" means million square feet.

"MSLEF" means The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership.

"MATERIAL ADVERSE CHANGE", when used in connection with Smurfit-Stone or St. Laurent, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such Person and its Subsidiaries taken as a whole.

"MATERIAL ADVERSE EFFECT", when used in connection with Smurfit-Stone or St. Laurent, means any effect that is, or would reasonably be expected to be, material and adverse to the business, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries taken as a whole.

"MEETING" means the special meeting of St. Laurent Securityholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

"NASDAQ" means The Nasdaq National Market.

"NEWCO" means Canco or such other direct or indirect Subsidiary of Smurfit-Stone designated by Smurfit-Stone to acquire all of the outstanding St. Laurent Common Shares.

"1933 ACT" means the United States Securities Act of 1933, as amended.

"NON-REGISTERED HOLDER" means a Person who is a beneficial owner, and not a registered holder, of St. Laurent Common Shares.

"NON-U.S. HOLDER" means any beneficial owner of St. Laurent Common Shares other than a U.S. Holder.

"NOON SPOT RATE" means, on any day, the Noon Spot Rate on such day of the Bank of Canada for one U.S. dollar expressed in Canadian dollars.

"NOTICE OF DISSENT" means a written objection to the Arrangement Resolution by a St. Laurent Registered Shareholder.

"NOTICE OF SPECIAL MEETING" means the notice of special meeting of St. Laurent Securityholders dated April 14, 2000, to be held to consider the Arrangement.

"NOTIFIABLE   TRANSACTION"  means  a  transaction   subject  to  the  pre-merger
notification requirements under the Competition Act.

"NOVACO" means 3038727 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia and an indirect wholly-owned Subsidiary of Smurfit-Stone.

"NYSE" means the New York Stock Exchange.

"OCC" means old corrugated containers.

"OFFER TO PAY" means a written offer to a Dissenting Shareholder by St. Laurent to pay to such Person the fair value of such Person's St. Laurent Common Shares.

"PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

"PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Schedule D to the Pre-Merger Agreement attached hereto and any amendments or variations thereto made in accordance with Section 6.1 of the Pre-Merger Agreement or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"PRE-MERGER AGREEMENT" means the pre-merger agreement dated as of February 23, 2000, between Smurfit-Stone, certain Subsidiaries of Smurfit-Stone and St. Laurent, as amended and restated as of April 13, 2000, a copy of which is attached hereto as Appendix B.

"PROPOSED AMENDMENTS" means the proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

"RECORD DATE" means April 19, 2000.

"REPLACEMENT OPTION" means an option to purchase shares of Smurfit-Stone Common Stock issued in exchange for a St. Laurent Option as described in "The Arrangement -- Transaction Mechanics".

"ST. LAURENT" means St. Laurent Paperboard Inc., a corporation existing under the CBCA.

"ST. LAURENT AFFILIATE" means an affiliate (as such term is defined for purposes of Rule 145 under the 1933 Act) of St. Laurent.

"ST. LAURENT ARTICLES" means the articles of incorporation of St. Laurent, as amended from time to time.

"ST. LAURENT BY-LAWS" means the by-laws of St. Laurent, as amended from time to time.

"ST. LAURENT COMMON SHARES" means the outstanding common shares in the capital of St. Laurent.

"ST. LAURENT DIRECTORS' STOCK OPTION AND SHARE PURCHASE PLAN" means that certain Directors Stock Option and Share Purchase Plan of St. Laurent in effect as of the date hereof.

"ST. LAURENT DISCLOSURE LETTER" means that certain letter dated as of February 23, 2000, as amended, and delivered by St. Laurent to the Smurfit-Stone Parties pursuant to Section 3.1 of the Pre-Merger Agreement.

"ST. LAURENT EMPLOYEE SHARE PURCHASE PLAN" means the employee share purchase plan of St. Laurent in effect as of the date hereof.

"ST. LAURENT FINANCIAL STATEMENTS" means the audited consolidated financial statements (including, in each case, any notes thereto) of St. Laurent as at and for the 12 month periods ended December 31, 1999, December 31, 1998, December 31, 1997 and December 31, 1996.

"ST. LAURENT LONG-TERM INCENTIVE PLAN" means the long-term incentive plan of St. Laurent in effect as of the date hereof.

"ST. LAURENT MANAGERS' SHARE PURCHASE PLAN" means the managers' share purchase plan of St. Laurent in effect as of the date hereof.

"ST. LAURENT MANAGERS' STOCK OPTION PLAN" mean the managers' stock option plan of St. Laurent in effect as of the date hereof.

"ST.  LAURENT  MATERIAL  SUBSIDIARY"  means each Subsidiary of St. Laurent,  the total assets of which constituted more than ten percent (10%) of the consolidated assets of St. Laurent, the total revenues of which constituted more than ten percent (10%) of the consolidated revenues of St. Laurent or the total operating income of which constituted more than ten percent of the consolidated operating income of St. Laurent, in each case as set out in the financial statements of St. Laurent as of and for the year ended December 31, 1998 and including each affiliate of St. Laurent that directly or indirectly holds an equity interest in each such Subsidiary and any other Subsidiary of St. Laurent identified in the St. Laurent Disclosure Letter.

"ST. LAURENT OPTIONS" means the options to purchase St. Laurent Common Shares granted under the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan and being outstanding and unexercised.

"ST. LAURENT PARTIALLY OWNED ENTITIES" means Fibre Innovations, LLC, Grafx Packaging Corp., Innovative Packaging Corp. and Oncorr Innovations Inc.

"ST. LAURENT PERFORMANCE SHARE PLAN" means the performance share plan of St. Laurent in effect as of the date hereof;

"ST. LAURENT REGISTERED SHAREHOLDER" means a registered holder of St. Laurent Common Shares.

"ST. LAURENT RIGHTS PLAN" means the Shareholder Rights Plan of St. Laurent approved on February 1, 1995, as amended on April 28, 1995, on March 5, 1998, on May 7, 1998 and on February 23, 2000.

"ST. LAURENT RSUS" means the restricted share units granted by St. Laurent to certain officers and managers pursuant to the St. Laurent Managers' Share Purchase Plan and being outstanding and unexercised on the Effective Date.

"ST. LAURENT SECURITYHOLDERS" means the holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs, collectively.

"ST. LAURENT SHARE PURCHASE PLANS" means, collectively, the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Employee Share Purchase Plan, the St. Laurent Subsidiary Employee Stock Purchase Plan (U.S.) and the St. Laurent Managers' Share Purchase Plan.

"ST. LAURENT SUBSIDIARY EMPLOYEE STOCK PURCHASE PLAN (U.S.)" means that certain Employee Stock Purchase Plan (U.S.) of a subsidiary of St. Laurent in effect as of the date hereof.

"SEC" means the United States Securities and Exchange Commission.

"SECURITIES ACT" means the Securities Act (Quebec) and the rules, regulations and policies made thereunder, as amended.

"SECURITY   PORTION  OF  THE  EXCHANGE   CONSIDERATION"   means  0.5  shares  of
Smurfit-Stone Common Stock.

"SIBV" means Smurfit International B.V., an entity organized under the laws of The Netherlands and an indirect wholly-owned Subsidiary of JS Group.

"SMURFIT-STONE"   means   Smurfit-Stone   Container   Corporation,   a  Delaware
corporation.

"SMURFIT-STONE   BOARD  OF   DIRECTORS"   means  the  board  of   directors   of
Smurfit-Stone.

"SMURFIT-STONE   BYLAWS"  means  the  Second  Amended  and  Restated  Bylaws  of
Smurfit-Stone, as amended from time to time.

"SMURFIT-STONE CHARTER" means the Restated Certificate of Incorporation of Smurfit-Stone, as amended from time to time.

"SMURFIT-STONE CLOSING PRICE" means the closing price on NASDAQ of Smurfit-Stone Common Stock on the day immediately preceding the Effective Date.

"SMURFIT-STONE COMMON STOCK" means the common stock, par value $0.01 per share, of Smurfit-Stone.

"SMURFIT-STONE DISCLOSURE LETTER" means that certain letter dated as of February 23, 2000 and delivered by Smurfit-Stone to St. Laurent pursuant to Section 3.2 of the Pre-Merger Agreement.

"SMURFIT-STONE MATERIAL SUBSIDIARY" means each Subsidiary of Smurfit-Stone, the total assets of which constituted more than ten percent (10%) of the consolidated assets of Smurfit-Stone, the total revenues of which constituted more than ten percent (10%) of the consolidated revenues of Smurfit-Stone or the total operating income of which constituted more than ten percent (10%) of the consolidated operating income of Smurfit-Stone, in each case as set out in the financial statements of Smurfit-Stone for the year ended December 31, 1998 and including each Affiliate of Smurfit-Stone that directly or indirectly holds an equity interest in each such Subsidiary.

"SMURFIT-STONE OPTION SHARES" has the meaning ascribed thereto under the heading "The Arrangement -- Transaction Mechanics".

"SMURFIT-STONE PARTIES" means Smurfit-Stone, Stone, Canco, Novaco and, where the context so requires, Newco.

"SMURFIT-STONE STOCKHOLDERS" means the holders of Smurfit-Stone Common Stock.

"SMURFIT-STONE TRADING PRICE" means the average of the closing prices of Smurfit-Stone Common Stock on NASDAQ during a period of 20 consecutive trading days ending on the Business Day immediately preceding the Effective Date.

"SPECIFIED SMURFIT-STONE EVENT" means the occurrence of a Material Adverse Change with respect to Smurfit-Stone, or a breach by a Smurfit-Stone Party of its obligations under the Pre-Merger Agreement, if by reason thereof, and taking into account the notice and cure provisions in Section 5.4 of the Pre-Merger Agreement, St. Laurent would be entitled to rely on the failure of a condition to Closing set forth in Sections 5.3(1)(a), (b), (c), (e) or (f) of the Pre-Merger Agreement as a reason not to complete the Arrangement.

"STONE"  means  Stone  Container   Corporation,   a  Delaware   corporation  and
wholly-owned Subsidiary of Smurfit-Stone.

"SUBSIDIARY" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and includes any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary.

"SUPERIOR PROPOSAL" means any bona fide proposal by a third party to, directly or indirectly, acquire assets representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets or more than 20% of the outstanding St. Laurent Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, and that in the good faith determination of the Board of Directors after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, financing, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction more favourable to the St. Laurent Securityholders than the Transaction.

"TRANSACTION" means the transactions contemplated by the Plan of Arrangement, whereby, among other things, Smurfit-Stone will become, indirectly through Newco, the sole beneficial holder of all of the St. Laurent Common Shares outstanding after giving effect to the Arrangement.

"TRANSFER AGENT" means Chase Mellon Shareholder Services, L.L.C. or such other Person as may from time to time be appointed by Smurfit-Stone as the registrar and transfer agent for the shares of Smurfit-Stone Common Stock.

"TSE" means The Toronto Stock Exchange.

"U.S. GAAP" means United States generally accepted accounting principles.

"U.S. HOLDER" has the meaning ascribed to such term under the heading "Income Tax Considerations to Holders of St. Laurent Common Shares -- United States Federal Income Tax Considerations".

                 REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

     IN THIS CIRCULAR, ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS, UNLESS INDICATED OTHERWISE.

     THE HISTORICAL FINANCIAL STATEMENTS OF ST. LAURENT CONTAINED IN THIS CIRCULAR HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE HISTORICAL FINANCIAL STATEMENTS OF SMURFIT-STONE CONTAINED IN THIS CIRCULAR HAVE BEEN PREPARED IN ACCORDANCE WITH U.S. GAAP. THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF SMURFIT-STONE CONTAINED IN THIS CIRCULAR, INCLUDING 1999 HISTORICAL DATA OF ST. LAURENT, HAVE BEEN PREPARED IN ACCORDANCE WITH U.S. GAAP.

                          CANADIAN/U.S. EXCHANGE RATES

     The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average exchange rate for such period, and the exchange rate at the end of such annual period, in each case, based upon the Noon Spot Rate.

                                                                  YEAR ENDED DECEMBER 31
                                                                --------------------------
                                                                 1997      1998      1999
                                                                ------    ------    ------
High........................................................    1.4413    1.5845    1.5470
Low.........................................................    1.3373    1.4037    1.4420
Average.....................................................    1.3844    1.4831    1.4858
Annual Period Ended.........................................    1.4305    1.5305    1.4433

     On February 17, 2000, February 23, 2000 and April 13, 2000, the exchange rate for one U.S. dollar expressed in Canadian dollars was Cdn.$1.4522, Cdn.$1.4644 and Cdn.$1.4661, respectively, based on the Noon Spot Rate.

            INFORMATION CONCERNING SMURFIT-STONE AND ITS AFFILIATES

     ALL INFORMATION IN THIS CIRCULAR RELATING TO SMURFIT-STONE AND/OR ITS AFFILIATES IS BASED SOLELY UPON PUBLICLY AVAILABLE INFORMATION OR OTHER INFORMATION PROVIDED TO ST. LAURENT BY SMURFIT-STONE. AS SUCH, ST. LAURENT ASSUMES NO RESPONSIBILITY FOR THE INFORMATION IN THIS CIRCULAR RELATING TO SMURFIT-STONE AND/OR ITS AFFILIATES.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Circular, such as statements concerning Smurfit-Stone's anticipated financial performance and other factors that could affect future operations or financial position, and other non-historical facts, are "forward-looking statements" within the meaning of
Section 21E of the Exchange Act. Such statements often include the words, "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, Smurfit-Stone's ability to integrate into its existing operations St. Laurent's business; the impact of general economic conditions in the U.S., Canada and other countries in which Smurfit-Stone does business (including Europe and Latin America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; and access to capital markets.

                                     SUMMARY

     The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular. St. Laurent Securityholders should read the entire Circular, including the Appendices. Capitalized terms used in this summary are defined in the Glossary of Terms or elsewhere in this Circular. Unless the context otherwise dictates, "Smurfit-Stone" refers to Smurfit-Stone and its Subsidiaries and "St. Laurent" refers to St. Laurent, its Subsidiaries and the St. Laurent Partially Owned Entities.

BUSINESS OF ST. LAURENT

     St. Laurent is a leading North American manufacturer, supplier and converter of high-quality, value-added paperboard products, serving a diverse customer base in North America and selected international markets. St. Laurent has two primary business segments: paperboard and paperboard converting and packaging.

BUSINESS OF SMURFIT-STONE

     Smurfit-Stone is an integrated producer of containerboard, corrugated containers and other packaging products. Smurfit-Stone is the industry's leading manufacturer of paper and paper-based packaging, including containerboard, corrugated containers, industrial bags and clay-coated recycled boxboard, and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels.

DATE, PLACE AND PURPOSE OF THE MEETING

     The Meeting will be held at the Sheraton Centre, 1201 Rene-Levesque Boulevard West, Ballroom West, Montreal, Quebec on May 26, 2000 at 10:00 a.m., Montreal time. The purpose of the Meeting is to consider and, if thought advisable, to approve the Arrangement.

ST. LAURENT SECURITYHOLDERS ENTITLED TO VOTE

     Each St. Laurent Registered Shareholder at the close of business (Montreal time) on April 19, 2000 is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share held by it on such date. Each holder of St. Laurent Options at the close of business (Montreal time) on April 19, 2000 is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share that such holder would have received upon a valid exercise of its St. Laurent Options. Each holder of St. Laurent RSUs at the close of business (Montreal time) on April 19, 2000 is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share that such holder would have received upon the vesting of such holder's St. Laurent RSUs.

     On April 14, 2000, the total number of votes entitled to be cast at the Meeting was 50,742,401.

VOTE REQUIRED

     The Arrangement must be approved by at least 66 2/3% of the votes cast by St. Laurent Securityholders present in person or by proxy and entitled to vote at the Meeting (excluding spoiled, illegible and/or defective votes and abstentions).

     To the best knowledge of the management of St. Laurent, on April 14, 2000, no Person beneficially owned or exercised control or direction over St. Laurent Common Shares, St. Laurent Options or St. Laurent RSUs carrying, in the aggregate, more than 10% of the votes entitled to be cast at the Meeting.

     On April 14, 2000, the directors and officers of St. Laurent as a group beneficially owned or exercised control or direction over approximately 135,112 St. Laurent Common Shares or were the beneficial holders of St. Laurent Options and St. Laurent RSUs entitling them to receive 745,390 St. Laurent Common
Shares, equal to an aggregate of approximately 2% of the votes entitled to be cast at the Meeting. To the knowledge of management of St. Laurent, each of the directors and officers of St. Laurent intends to vote in favour of the Arrangement.

REASONS FOR THE TRANSACTION

     In  addition  to  enhancing  the  strategic   position  of   Smurfit-Stone,
Smurfit-Stone and St. Laurent believe that the Transaction will:

     (a) strengthen Smurfit-Stone's position as one of the world's premier manufacturers of paperboard and paper-based packaging products:

           The combination of Smurfit-Stone with St. Laurent, a producer of high-quality, premium packaging products, will strengthen Smurfit-Stone's position as one of the world's premier producers of containerboard, corrugated containers and folding cartons. Based on the unaudited pro forma data appearing elsewhere in this Circular, the combined company had pro forma net sales of approximately $8.0 billion and income from continuing operations before extraordinary item of approximately $154 million for 1999;

     (b) enable Smurfit-Stone to expand its customer base and provide its customers with better service and a broader range of paper-based packaging products:

           The Transaction will further diversify Smurfit-Stone's product mix (particularly in the area of premium packaging products) and geographic reach, which will enable Smurfit-Stone to expand its customer base and better service the needs of its existing customers; and

     (c) create opportunities for significant cost savings and other financial and operating benefits through the integration of St. Laurent's and Smurfit-Stone's operations:

           Smurfit-Stone and St. Laurent have identified significant opportunities to enhance operating efficiencies and achieve cost savings in excess of those savings that could be achieved by operating the two companies independently.

THE ARRANGEMENT

     The Arrangement provides for the combination of Smurfit-Stone and St. Laurent in a transaction in which:

     (a) each outstanding St. Laurent Common Share (other than St. Laurent Common Shares held by any Smurfit-Stone Party or any Affiliate thereof) will be transferred by the holder thereof to Newco in exchange for the Exchange Consideration (or, in the case of Dissenting Shareholders, to St. Laurent for the fair value of its St. Laurent Common Shares);

     (b) each St. Laurent Option shall be exchanged for a Replacement Option to purchase that number of shares of Smurfit-Stone Common Stock equal to the sum of (i) the Security Portion of the Exchange Consideration times the number of St. Laurent Common Shares subject to the St. Laurent Option; plus (ii) the quotient of (A) U.S.$12.50 times the number of St. Laurent Common Shares subject to the St. Laurent Option, divided by (B) the Smurfit-Stone Closing Price; the exercise price per share of Smurfit-Stone Common Stock for each Replacement Option shall be the quotient of (x) an aggregate amount equal to the number of St. Laurent Common Shares subject to the St. Laurent Option exchanged for such Replacement Option times the original exercise price per St. Laurent Common Share pursuant to such St. Laurent Option, at the option of the holder (i) converted into its U.S. dollar equivalent based on the Noon Spot Rate on the day immediately preceding the Effective Date, or (ii) expressed in Canadian dollars, the whole divided by (y) the Smurfit-Stone Option Shares subject to such Replacement Option; and

     (c) each St. Laurent RSU shall be fully vested and entitle its holder to receive at the Effective Time, with respect to each St. Laurent Common Share subject to such St. Laurent RSU, the Exchange Consideration.

     HOLDERS OF ST. LAURENT OPTIONS HAVE A CHOICE WHETHER TO RECEIVE REPLACEMENT OPTIONS UNDER THE ARRANGEMENT OR TO EXERCISE THEIR ST. LAURENT OPTIONS PRIOR TO CLOSING AND RECEIVE THE EXCHANGE CONSIDERATION UNDER THE ARRANGEMENT. SUBJECT TO REGULATORY APPROVAL, ALL OUTSTANDING ST. LAURENT OPTIONS SHALL BECOME VESTED AND IMMEDIATELY EXERCISABLE (CONDITIONAL UPON THE ARRANGEMENT BEING COMPLETED) SO THAT HOLDERS OF ST. LAURENT OPTIONS MAY PARTICIPATE IN, AND BENEFIT FROM, THE ARRANGEMENT AS HOLDERS OF ST. LAURENT COMMON SHARES.

     As a result of the Arrangement, Newco will become the sole beneficial owner of all of the outstanding St. Laurent Common Shares.
                                        9

     Under the Arrangement, Smurfit-Stone, through Newco, will be required to issue up to approximately 25.4 million shares of Smurfit-Stone Common Stock and pay up to $634 million in the aggregate to the St. Laurent Securityholders. On March 31, 2000, there were approximately 220.5 million shares of Smurfit-Stone Common Stock outstanding on a fully diluted basis. Consequently, after completion of the Arrangement, existing St. Laurent Securityholders will beneficially own or have the right to acquire up to 10% of the outstanding Smurfit-Stone Common Stock on a fully diluted basis.

EFFECTIVE TIME

     It is anticipated that the Arrangement will become effective after the required approvals of the St. Laurent Securityholders, the Court and the Appropriate Governmental Approvals have been obtained and all other conditions to Closing have been satisfied or waived. As of the date hereof, St. Laurent anticipates that the Arrangement will become effective on or about May 31, 2000.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors has determined unanimously that the Arrangement is fair to the St. Laurent Securityholders and is in the best interests of St. Laurent. Accordingly, disinterested members of the Board of Directors unanimously recommend that the St. Laurent Securityholders vote to approve the Arrangement.

OPINIONS OF ST. LAURENT'S FINANCIAL ADVISORS

     On February 23, 2000 each of BWDR and DLJ delivered its opinion to the Board of Directors to the effect that, as of that date, based upon and subject to, the various assumptions, limitations and qualifications set forth therein, the Exchange Consideration to be received by the holders of St. Laurent Common Shares pursuant to the Arrangement is fair to such holders from a financial point of view. The full text of the BWDR Fairness Opinion is reproduced as Appendix E to this Circular and the full text of the DLJ Fairness Opinion is reproduced as Appendix F to this Circular. See "The Arrangement -- Opinions of St. Laurent's Financial Advisors -- The BWDR Fairness Opinion" and "The Arrangement -- Opinions of St. Laurent's Financial Advisors -- The DLJ Fairness Opinion".

COURT APPROVAL AND COMPLETION OF THE ARRANGEMENT

     An arrangement under the CBCA requires the approval of a court of competent jurisdiction. On April 14, 2000, St. Laurent obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.

     Subject to the approval of the Arrangement by the St. Laurent Securityholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on May 30, 2000 at 9:00 a.m. (Montreal time) in the
Court at 1 Notre-Dame Street East, Montreal, Quebec. Any St. Laurent Securityholder who wishes to present evidence or arguments at such hearing must file and deliver an appearance, and any affidavits on which it relies, in accordance with the rules of the Court and the provisions of the Interim Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement unconditionally or subject to compliance with any conditions the Court specifies.

DISSENT RIGHTS

     St. Laurent Registered Shareholders have the right to dissent from the Arrangement Resolution and any St. Laurent Registered Shareholders who dissent in compliance with Section 190 of the CBCA and the Plan of Arrangement will be entitled, if the Arrangement becomes effective, to be paid by St. Laurent the fair value of the St. Laurent Common Shares they hold. ANY ST. LAURENT REGISTERED SHAREHOLDER WHO WISHES TO DISSENT MUST PROVIDE A NOTICE OF DISSENT TO THE SECRETARY OF ST. LAURENT PRIOR TO 5:00 P.M. (MONTREAL TIME) ON THE BUSINESS DAY PRECEDING THE DATE OF THE MEETING. See "Dissenting Shareholders Rights".

REGULATORY MATTERS

     The completion of the Arrangement is subject to obtaining certain governmental consents and approvals including those under the Competition Act and the Investment Canada Act, exemption orders from the registration and prospectus requirements with respect to the issuance and first resale of Smurfit-Stone Common Stock and the approval of NASDAQ regarding the listing of the Smurfit-Stone Common Stock to be issued under the Arrangement or upon exercise of the Replacement Options.

CONDITIONS TO CLOSING

     The Pre-Merger Agreement provides that the parties' obligations to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, each of which may only be waived by the mutual consent of Smurfit-Stone and St. Laurent. These conditions include, among others:

     (a) the Arrangement shall have been approved at the Meeting by not less than 66 2/3% of the votes cast by the St. Laurent Securityholders who are present or represented at the Meeting;

     (b) the Arrangement shall have been approved at the Meeting in accordance with any additional conditions which may be imposed by the Interim Order;

     (c) the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of St. Laurent and Smurfit-Stone, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

     (d) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Pre-Merger Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by the Pre-Merger Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by the Pre-Merger Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained; and

     (e) the absence of any Material Adverse Change with respect to either St. Laurent or Smurfit-Stone between the date of the Pre-Merger Agreement and the Effective Date.

TERMINATION AND BREAK FEE

     Smurfit-Stone or St. Laurent may terminate the Pre-Merger Agreement if any condition precedent to completion of the Arrangement in its favour has not been satisfied at or prior to the Effective Date other than as a result of a material default by it, subject in some cases to notice and a cure period. In addition, the Pre-Merger Agreement may be terminated prior to the Effective Date, among other things, (i) by the mutual agreement of St. Laurent and the Smurfit-Stone Parties; (ii) by either St. Laurent or Smurfit-Stone, if any law or regulation is passed that makes completion of the Arrangement illegal or if there is a final court order preventing Smurfit-Stone or St. Laurent from completing the Arrangement; (iii) by Smurfit-Stone if (a) the Board of Directors fails to recommend or withdraws or modifies or changes in a manner adverse to Smurfit-Stone its approval or recommendation of the Pre-Merger Agreement or the Arrangement or recommends an Acquisition Proposal, or (b) St. Laurent materially and willfully breaches its covenant not to initiate or encourage or enter into any form of agreement, arrangement or understanding with regard to an Acquisition Proposal, or (c) St. Laurent accepts a Superior Proposal in violation of the terms of the Pre-Merger Agreement, (iv) by St. Laurent in order to enter into a definitive written agreement with respect to a Superior Proposal, provided Smurfit-Stone has been given the opportunity, pursuant to
Section 4.6 of the Pre-Merger Agreement, to amend the Pre-Merger Agreement and any Break Fee required to be paid pursuant to the Pre-Merger Agreement has been paid (no Break Fee is required if, at the time of such termination, a Specified Smurfit-Stone Event has occurred and is continuing); or (v) by St. Laurent or Smurfit-Stone if the St. Laurent Securityholders do not approve the Arrangement at the Meeting.

     If the Effective Date does not occur on or prior to the Drop Dead Date, then the Pre-Merger Agreement will terminate.

     The Break Fee of $30 million is payable by St. Laurent to Smurfit-Stone upon the occurrence of a Break Fee Event in certain circumstances where the Pre-Merger Agreement will be terminated including if (i) St. Laurent enters into a definitive written agreement with respect to a Superior Proposal, (ii) the Board of Directors fails to recommend or withdraws, modifies or changes in a manner adverse to Smurfit-Stone its approval or recommendation of the Pre-Merger Agreement or the Arrangement or recommends an Acquisition Proposal, or
(iii) the required vote at the Meeting is not obtained and an Acquisition Proposal is entered into or consummated within a period of 12 months following the termination of the Pre-Merger Agreement, unless a Specified Smurfit-Stone Event has occurred and is continuing.

SMURFIT-STONE COMMON STOCK

     Holders of Smurfit-Stone Common Stock are entitled to receive from funds legally available for the payment thereof, dividends when, as and if declared by the Smurfit-Stone Board of Directors at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of
Smurfit-Stone   Common  Stock  will  be  entitled  to  share  pro  rata  in  any distribution of Smurfit-Stone's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Each holder of Smurfit-Stone Common Stock will be entitled to one vote for each share of Smurfit-Stone Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of Smurfit-Stone Common Stock generally have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to Smurfit-Stone Common Stock. See "Information Concerning Smurfit-Stone -- Share and Loan Capital Structure -- Subscription Agreement".

STOCK EXCHANGE LISTING

     Smurfit-Stone Common Stock is listed on NASDAQ. Smurfit-Stone will file an application with NASDAQ to have the Smurfit-Stone Common Stock to be issued pursuant to the Arrangement or upon exercise of the Replacement Options listed on NASDAQ.

DIVIDEND HISTORY AND POLICY

     St. Laurent has not paid dividends since its incorporation, and does not currently intend to pay dividends on the St. Laurent Common Shares. St.
Laurent's credit facilities contain restrictive covenants including a restriction on the declaration or payment of aggregate cash dividends on the outstanding St. Laurent Common Shares if certain defaults or events of default have occurred and are continuing or if the payment of such dividends would result in a default or event of default. In connection with the Arrangement, Smurfit-Stone will repay all amounts owed by St. Laurent under such credit facilities.

     Smurfit-Stone has not paid cash dividends on Smurfit-Stone Common Stock and does not intend to pay dividends on such shares in the foreseeable future. The ability of Smurfit-Stone to pay dividends is restricted by certain provisions contained in various agreements and indentures relating to outstanding indebtedness of Smurfit-Stone and its Subsidiaries.

CERTAIN TAX CONSIDERATIONS

     Holders of St. Laurent Common Shares should carefully read the information under "Income Tax Considerations to Holders of St. Laurent Common Shares" which qualifies the information set forth below. The following summary of income tax considerations is intended as a general summary and does not discuss all of the facts and circumstances that may affect the tax liability of particular holders of St. Laurent Common Shares. Therefore, all holders of St. Laurent Common Shares are urged to consult their tax advisors. No advance income tax rulings have been sought or obtained with respect to any of the transactions described herein.

     For Canadian federal income tax purposes, a holder of St. Laurent Common Shares who is a Canadian Resident, holds St. Laurent Common Shares as capital property and who receives Smurfit-Stone Common Stock and cash pursuant to the Arrangement, will realize a capital gain (or a capital loss) equal to the amount by which the sum of the fair market value of the Smurfit-Stone Common Stock and cash (and any cash in lieu of a fractional share of Smurfit-Stone Common Stock) received by such holder on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to such holder of the St. Laurent Common Shares exchanged. A holder of St. Laurent Common Shares who is not a Canadian Resident generally will not be subject to tax in respect of any capital gain realized on the exchange of such shares for Smurfit-Stone Common Stock and cash pursuant to the Arrangement unless those St. Laurent Common Shares constitute "taxable Canadian property" to such holder within the meaning of the Canadian Tax Act and that gain is not otherwise exempt from tax under the Canadian Tax Act pursuant to an exemption contained in an applicable income tax convention.

     The  exchange  by  a  U.S.   Holder  of  St.   Laurent  Common  Shares  for
Smurfit-Stone Common Stock and cash will be a taxable event for United States federal income tax purposes.

INVESTMENT CONSIDERATIONS AND RISK FACTORS

     St. Laurent Securityholders should consider certain factors in evaluating whether to approve the Arrangement including, among others, risks relating to the Canadian and United States federal income tax treatment of the Exchange Consideration, the fixed nature of the Exchange Consideration despite potential changes in stock prices, the integration of operations and realization of synergies, the highly leveraged capital structure of Smurfit-Stone, the ability of Smurfit-Stone to service debt and liquidity, the limited ability of Smurfit-Stone to incur indebtedness, the cyclicality of the industries in which Smurfit-Stone and St. Laurent compete, the influence of a significant stockholder of Smurfit-Stone, competition and certain environmental matters. See "Investment Considerations and Other Risk Factors".

SELECTED FINANCIAL INFORMATION

     The following table sets forth selected financial information of St. Laurent (reconciled to U.S. GAAP) and Smurfit-Stone for the year ended December 31, 1999 and unaudited pro forma financial information of Smurfit-Stone for the year ended December 31, 1999, after giving effect to the Transaction, and should be read in conjunction with the Consolidated Financial Statements of St. Laurent, the Consolidated Financial Statements of Smurfit-Stone and the unaudited Pro Forma Condensed Consolidated Financial Statements of Smurfit-Stone appearing elsewhere in this Circular.

                                                              SMURFIT-STONE    ST. LAURENT
                                                              HISTORICAL(1)    HISTORICAL     PRO FORMA
                                                              -------------    -----------    ---------
                                                                           (in $ millions)
FOR THE YEAR ENDED DECEMBER 31, 1999
  Net sales.................................................     $7,151          $  916        $ 8,014
  Income (loss) from continuing operations before
     extraordinary item.....................................        163              37            154
  Basic income (loss) per common share from continuing
     operations before extraordinary item...................     $  .75          $  .75        $   .64
  Diluted income (loss) per common share from continuing
     operations before extraordinary item...................     $  .74          $  .75        $   .63
AS OF DECEMBER 31, 1999
  Total assets..............................................     $9,859          $1,158        $11,527
  Long-term debt............................................      4,793             386          5,843
  Deferred income tax liability.............................        839              16            904
  Stockholders' equity......................................      1,847             607          2,240

---------------

(1) Results for Smurfit-Stone include after-tax gains on asset sales of $269 million.

                            GENERAL PROXY INFORMATION

GENERAL

     This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of St. Laurent and the Board of Directors.

SOLICITATION OF PROXIES

     THE MANAGEMENT OF ST. LAURENT IS SOLICITING PROXIES FOR USE AT THE MEETING AND HAS DESIGNATED THE INDIVIDUALS LISTED ON THE ENCLOSED FORM OF PROXY AS PERSONS WHOM ST. LAURENT SECURITYHOLDERS MAY APPOINT AS THEIR PROXYHOLDERS. IF A ST. LAURENT SECURITYHOLDER WISHES TO APPOINT AN INDIVIDUAL NOT LISTED ON THE ENCLOSED FORM OF PROXY TO REPRESENT HIM OR HER AT THE MEETING, THE ST. LAURENT SECURITYHOLDER MAY DO SO EITHER BY CROSSING OUT THE NAMES ON THE ENCLOSED FORM OF PROXY AND INSERTING THE NAME OF THAT OTHER INDIVIDUAL IN THE BLANK SPACE PROVIDED ON THE ENCLOSED FORM OF PROXY OR BY COMPLETING ANOTHER ACCEPTABLE FORM OF PROXY. A proxy nominee need not be a St. Laurent Securityholder. If the St. Laurent Securityholder is a corporation, it must execute the proxy by an officer or properly appointed attorney.

RECORD DATE AND ENTITLEMENT TO VOTE

     The record date for the purpose of determining St. Laurent Registered Shareholders and holders of St. Laurent Options and St. Laurent RSUs entitled to receive the Circular has been fixed as the close of business (Montreal time) on April 19, 2000.

     Each St. Laurent Registered Shareholder at the close of business (Montreal time) on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share held by it on the Record Date. Each holder of St. Laurent Options at the close of business (Montreal time) on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share such holder would have received upon a valid exercise of the St. Laurent Options held by it on the Record Date. Each holder of St. Laurent RSUs on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one vote for each St. Laurent Common Share such holder would have received upon vesting of such St. Laurent RSUs.

SIGNING AND DEPOSIT OF PROXIES

     For a proxy to be valid, a St. Laurent Securityholder (or the St. Laurent Securityholder's attorney, who must be authorized in writing) must sign and date it, and must either return it in the envelope provided or deposit it at the offices of Montreal Trust Company at 1800 McGill College Avenue, 6(th) floor, Montreal, Quebec H3A 3K9 not later than 5:00 p.m. (Montreal time) on May 25, 2000 or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened. An undated but executed proxy will be deemed to be dated the date of this Circular.

REVOCATION OF PROXIES

     A St. Laurent Securityholder may revoke a proxy at any time before the Meeting by executing a valid form of revocation and delivering it to St. Laurent's registered office or the offices of Montreal Trust Company, at the address referred to above, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting at any time before the Meeting or any adjournment thereof, or in any other manner provided by law. If the St. Laurent Securityholder attends the Meeting and votes on a poll, it will automatically be revoking any valid proxy previously delivered by it.

VOTING OF PROXIES

     On any poll, the individuals named in the enclosed form of proxy will vote the St. Laurent Common Shares, St. Laurent Options or St. Laurent RSUs represented by proxy in accordance with the instructions of the St. Laurent Securityholder who appointed them. If there are no instructions or the instructions are not certain, on any poll they will vote the St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs in favour of the Arrangement Resolution. The enclosed form of proxy, when properly completed and signed, confers discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notice of Special Meeting and on any other matter that may properly be brought before the Meeting. At the date hereof, neither the Board of Directors nor management of St. Laurent is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

VOTING SHARES

     On April 14, 2000 there were outstanding (i) 49,806,080 St. Laurent Common Shares, (ii) 924,502 St. Laurent Options entitling the holders thereof to receive upon the valid exercise of such options 924,502 St. Laurent Common Shares and (iii) 11,819 St. Laurent RSUs entitling the holders thereof to receive 11,819 St. Laurent Common Shares. Each St. Laurent Common Share entitles the holder thereof to the right to one vote at the Meeting. Each holder of St. Laurent Options and St. Laurent RSUs shall have the right to one vote at the Meeting for each St. Laurent Common Share the holder thereof is entitled to receive upon the valid exercise of same.

     To the best knowledge of management of St. Laurent, on April 14, 2000, no Person beneficially owned or exercised control or direction over, directly or indirectly, St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs carrying in the aggregate more than 10% of the votes entitled to be cast at the Meeting.

REQUIRED VOTES TO APPROVE THE ARRANGEMENT

     Subject to any further order of the Court, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast thereon (and for this purpose, any spoiled votes, illegible votes, defective votes and abstentions shall be considered not to be votes cast).

INTEREST OF MANAGEMENT

     Except as set forth under "Interests of Certain Persons in the Arrangement", management of St. Laurent is unaware of any material interest of any director or officer of St. Laurent, or any associate or Affiliate of any such individual or of St. Laurent in any transaction since January 1, 1999 or in any proposed transaction or in connection with the Arrangement that has materially adversely affected or could materially adversely affect St. Laurent.

                                 THE ARRANGEMENT

BACKGROUND OF THE ARRANGEMENT

     On November 13, 1999, Mr. Ray Curran, the President and Chief Executive Officer of Smurfit-Stone, met with Mr. Joseph J. Gurandiano, the President and Chief Executive Officer of St. Laurent, to inquire whether St. Laurent would be interested in pursuing a possible business combination with Smurfit-Stone.

     On November 15, 1999, management of St. Laurent consulted with BWDR, its financial advisor, and retained Goodman Phillips & Vineberg, its legal advisor, with a view to determining whether a possible business combination with Smurfit-Stone could be developed and, contemporaneously therewith, DLJ was also informed of the inquiry.

     On November 26, 1999, the Board of Directors was informed of the inquiry made by Mr. Curran and of management's interest in pursuing discussions regarding a possible business combination with Smurfit-Stone.

     On November 29, 1999, St. Laurent and Smurfit-Stone entered into the Confidentiality Agreements, following which the parties commenced preliminary due diligence during the month of December 1999.

     In early January 2000, St. Laurent informed DLJ that it would be retained as an additional financial advisor and DLJ was formally retained on February 10, 2000.

     During the months of January and February 2000, representatives of St. Laurent and Smurfit-Stone, and their respective financial and legal advisors, met on several occasions to discuss a possible transaction, including the review of structural and tax matters, discuss valuation considerations, complete due diligence and negotiate the Pre-Merger Agreement.

     On February 1, 2000, Smurfit-Stone sent to St. Laurent a written, non-binding "expression of interest" relating to a business combination of St. Laurent with Smurfit-Stone. The Board of Directors met on February 1 and 2, 2000 to discuss the Smurfit-Stone non-binding "expression of interest". At the conclusion of the meeting, the Board of Directors authorized management to continue discussions with Smurfit-Stone with a view to determining whether a possible transaction could be completed and to resolve open business issues, including assessment of value and consideration.

     On February 7, 2000, the Board of Directors met to receive a preliminary financial overview presentation from St. Laurent's financial advisors, BWDR and DLJ, and to discuss value and consideration.

     On February 18 and 21, 2000, certain members of the Board of Directors met on an informal basis with St. Laurent's financial and legal advisors to review the status of ongoing negotiations and open business points, including assessment of value and consideration.

     On February 22, 2000, the Board of Directors met and received detailed presentations on the proposed transaction, including as to financial and legal matters.

     On February 23, 2000, the Board of Directors met and received a final financial overview from St. Laurent's financial advisors and a final legal review from St. Laurent's legal advisors. Each of St. Laurent's financial advisors, BWDR and DLJ, provided a separate opinion as to the fairness, from a financial point of view, of the Exchange Consideration offered to holders of St. Laurent Common Shares. At such meeting, the Board of Directors determined that the Arrangement was fair to the St. Laurent Securityholders and in the best interest of St. Laurent. The Pre-Merger Agreement and related documentation was executed by Smurfit-Stone and St. Laurent after the meeting.

     On April 4, 2000, Smurfit-Stone publicly announced that the United States Federal Trade Commission (the "FTC") had granted early termination of the waiting period with respect to the filings of St. Laurent and Smurfit-Stone under the HSR Act in connection with the proposed business combination of St. Laurent and Smurfit-Stone.

     On April 12, 2000, the Board of Directors met to consider certain non-material amendments to the Pre-Merger Agreement. At the meeting, the Board of Directors unanimously approved the entering into of an amended and restated Pre-Merger Agreement.

JOINT REASONS OF ST. LAURENT AND SMURFIT-STONE FOR THE TRANSACTION

     In  addition  to  enhancing  the  strategic   position  of   Smurfit-Stone,
Smurfit-Stone and St. Laurent believe that the Transaction will:

     (a) strengthen Smurfit-Stone's position as one of the world's premier manufacturers of paperboard and paper-based packaging products:

           The combination of Smurfit-Stone with St. Laurent, a producer of high-quality, premium packaging products, will strengthen Smurfit-Stone's position as one of the world's premier producers of containerboard, corrugated containers and folding cartons. Based on the unaudited pro forma data appearing elsewhere in this Circular, the combined company had net sales of approximately $8.0 billion and income from continuing operations before extraordinary item of approximately $154 million for 1999;

     (b) enable Smurfit-Stone to expand its customer base and provide its customers with better service and a broader range of paper-based packaging products:

           The Transaction will further diversify Smurfit-Stone's product mix (particularly in the area of premium packaging products) and geographic reach, which will enable Smurfit-Stone to expand its customer base and better service the needs of its existing customers; and

     (c) create opportunities for significant cost savings and other financial and operating benefits through the integration of St. Laurent's and Smurfit-Stone's operations:

           Smurfit-Stone and St. Laurent have identified significant opportunities to enhance operating efficiencies and achieve cost savings in excess of those savings that could be achieved by operating the two companies independently.

ST. LAURENT'S REASONS FOR THE TRANSACTION AND RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ARRANGEMENT IS FAIR TO THE ST. LAURENT SECURITYHOLDERS AND IS IN THE BEST INTERESTS OF ST. LAURENT AND THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE ST. LAURENT SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE MEETING.

     In reaching its determination and making this recommendation, the Board of Directors considered a number of factors, including the following:

     (a) the Exchange Consideration results in St. Laurent Securityholders receiving, after the Effective Time, an appropriate proportion of the equity of the combined company;

     (b) the combined business which results after the Arrangement will have significantly greater financial and business resources which may enable the combined business to compete more effectively with competitors having greater resources than St. Laurent alone;

     (c) St. Laurent Securityholders will receive securities of Smurfit-Stone such that they will continue to participate in the forest products industry through Smurfit-Stone, which will have a significantly larger market capitalization and liquidity than St. Laurent alone;

     (d) the risks and potential rewards associated with, as an alternative to the Arrangement, continuing to execute St. Laurent's strategic plan as an independent entity;

     (e) the separate opinions dated February 23, 2000 of BWDR and DLJ, respectively as to the fairness, from a financial point of view, of the Exchange Consideration to be received by the holders of St. Laurent Common Shares pursuant to the Arrangement;

     (f) the terms and conditions of the Pre-Merger Agreement, including the restrictions on the conduct of St. Laurent's business pending Closing;

     (g) the Board of Directors retains the right to participate in any unsolicited discussions or negotiations with, and provide information (subject to entering into a confidentiality agreement) to, a party if the Board of Directors determines in good faith, after consultation with financial advisors and outside counsel, that such party's proposal is reasonably likely to result in a Superior Proposal (see "The Pre-Merger Agreement -- Covenants of St. Laurent Regarding Non-Solicitation");

     (h) the amount of the Break Fee and the circumstances in which it is payable and the circumstances in which the Pre-Merger Agreement may be terminated;

     (i) the Arrangement must be approved by a special resolution passed by not less than 66 2/3% of votes cast at the Meeting by St. Laurent Securityholders, and by the Court which, St. Laurent is advised, will consider, among other things, the fairness of the Arrangement to the St. Laurent Securityholders;

     (j) the fact that St. Laurent Securityholders will become securityholders of Smurfit-Stone. See "Investment Considerations and Other Risk Factors"; and

     (k) under the Arrangement, St. Laurent Registered Shareholders have the right to dissent.

     In reaching its determination, the Board of Directors also considered and evaluated, among other things: (i) information concerning the business, operations, property, assets, financial condition, operating results and prospects of St. Laurent and Smurfit-Stone; (ii) the results and scope of the due diligence review conducted by St. Laurent's management and financial advisors with respect to Smurfit-Stone's business and operations; (iii) current industry, economic and market conditions and trends and its informed expectations of the future of the forest products industry; (iv) historical market prices and trading information with respect to St. Laurent Common Shares and Smurfit-Stone Common Stock; (v) the expected likelihood of receiving regulatory clearance for the Transaction; (vi) the anticipated challenges associated with successfully integrating the businesses of two major corporations; (vii) the anticipated synergies, cost reductions, increased geographic diversity, improved balance sheet and other operational advantages and efficiencies as a result of the combination; (viii) the enhanced market position of the combined company; and (ix) the expected tax effect of the Arrangement on the St. Laurent Securityholders.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive but is believed to include certain material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The disinterested members of the Board of Directors are unanimous in their recommendation that the St. Laurent Securityholders vote in favour of the Arrangement Resolution at the Meeting.

     The Board of Directors realizes that there are certain risks associated with the Transaction, including those set forth under "Investment Considerations and Other Risk Factors". However, the Board of Directors believes that the positive factors should outweigh those risks, although there cannot be any assurances in this regard.

COURT APPROVAL AND COMPLETION OF THE ARRANGEMENT

     An arrangement under the CBCA requires approval by a court of competent jurisdiction. Prior to the mailing of this Circular, St. Laurent obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix D.

     Subject to the approval of the Arrangement by the St. Laurent Securityholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on May 30, 2000 at 9:00 a.m. (Montreal time) in the Court at 1 Notre-Dame St. East, Montreal, Quebec. Any St. Laurent Securityholder who wishes to present evidence or argument at such hearing must file and deliver an appearance, and all materials on which it relies, in accordance with the rules of the Court and the provisions of the Interim Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

     Assuming the Final Order is granted and the other conditions to Closing contained in the Pre-Merger Agreement are satisfied or waived, it is anticipated that the following will occur: the steps set forth in the Plan of Arrangement will be completed; Articles of Arrangement for St. Laurent will be filed with the Director under the CBCA to give effect to the Arrangement and the various other documents necessary to consummate the Transaction contemplated under the Pre-Merger Agreement will be executed and delivered.

     Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite St. Laurent Securityholder approval has been obtained.

OPINIONS OF ST. LAURENT'S FINANCIAL ADVISORS

     The information set out below under the headings "The BWDR Fairness Opinion" and "The DLJ Fairness Opinion" describes the fairness opinions of BWDR and DLJ, respectively, and summarizes in material respects the related financial analyses performed by these financial advisors in connection with the rendering of their respective opinions.

The BWDR Fairness Opinion

     St. Laurent, under the direction of the Board of Directors, retained BWDR to act as a financial advisor in connection with evaluating St. Laurent's stand-alone and strategic transaction alternatives and as financial advisor to provide advice and assistance to the Board of Directors in evaluating the Arrangement and to provide an opinion with respect to the fairness, from a financial point of view, of the Exchange Consideration to the holders of St. Laurent Common Shares. BWDR is to be paid a fee contingent upon the completion of the Arrangement. In addition, St. Laurent has agreed to reimburse BWDR for its reasonable out-of-pocket expenses and to indemnify BWDR and certain related persons in certain circumstances.

     BWDR has delivered to the Board of Directors its written opinion dated February 23, 2000, a copy of which is attached to this Circular as Appendix E and incorporated herein by reference. Holders of St. Laurent Common Shares are urged to, and should, read the full text of the BWDR Fairness Opinion for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by BWDR in rendering its opinion.

     The BWDR  Fairness  Opinion  addresses  only the  fairness of the  Exchange
Consideration from a financial point of view and does not constitute a recommendation to any holder of St. Laurent Common Shares as to how to vote at the Meeting. The summary of the BWDR Fairness Opinion set forth in this Circular is qualified in its entirety by references to the full text of such opinion.

     In forming its opinion, BWDR has reviewed, considered, and relied upon, among other things, the following:

     (i) audited financial statements, including related notes to the audited financial statements, of St. Laurent for each of the five years ended December 31, 1998;

     (ii) audited financial statements of St. Laurent for the year ended December 31, 1999;

    (iii) consolidated statements of operations of Smurfit-Stone for the year ended December 31, 1999 as disclosed in a Smurfit-Stone press release dated January 24, 2000;

     (iv) audited financial statements, including related notes to the audited financial statements, of Smurfit-Stone for the year ended December 31, 1998;

     (v) the unaudited interim reports of St. Laurent and Smurfit-Stone for the 1999 fiscal year;

     (vi) the annual reports of St. Laurent for each of the five years ended December 31, 1998;

    (vii) the annual report of Smurfit-Stone for the year ended December 31, 1998;

   (viii) a review of recent industry research reports on St. Laurent and Smurfit-Stone and selected comparable companies and general industry reports;

     (ix) a copy of the Pre-Merger Agreement;

     (x) certain internal financial information and other data relating to the business and financial prospects of St. Laurent, including estimates and financial forecasts prepared by St. Laurent management that were provided to BWDR by St. Laurent and not publicly available;

     (xi) discussions   with   Smurfit-Stone    management   with   respect   to
          Smurfit-Stone's current business operations, financial conditions, financial results and intentions regarding St. Laurent's operations;

    (xii) a review of current debt and equity markets conditions and an analysis of the impact on Smurfit-Stone of the Arrangement;

   (xiii) discussions with internal and external legal counsel of St. Laurent and Smurfit-Stone with respect to various matters;

    (xiv) discussions with the financial advisors to Smurfit-Stone;

     (xv) a discounted cash flow analysis of St. Laurent using different scenarios as to commodity prices, foreign exchange rates, production and sales volumes, cost structures, and the potential synergies and one-time costs related to the Arrangement;

    (xvi) a financial analysis of Smurfit-Stone and St. Laurent on a combined basis taking into account the potential synergies and one time costs associated with the Arrangement;

   (xvii) a review of the financial and operating performance and market multiples of Smurfit-Stone and St. Laurent and other selected public companies that BWDR considered relevant;

  (xviii) a review of historical trading statistics and relative stock market capitalisation of Smurfit-Stone and St. Laurent;

    (xix) an analysis over a range of periods of the premium offered to St. Laurent's shareholders within the context of relevant take-over premiums in the Canadian market place as well as within the forest products industry;

     (xx) an  analysis  of  comparable   containerboard   and  forest   products
          transactions which BWDR believed to be relevant;

    (xxi) site visits to certain of St. Laurent's facilities; and

   (xxii) such   other   information,   investigations  and   analyses  as  BWDR
          considered necessary or appropriate in the circumstances.

     BWDR's access to Smurfit-Stone was limited to a review of publicly available information only and verbal due diligence sessions with certain members of Smurfit-Stone's senior management team.

     BWDR relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained from public sources or provided by St. Laurent, Smurfit-Stone and their respective associates, affiliates, consultants, advisors and representatives. The BWDR Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such information, data, advice, opinions and representations. Subject to the exercise of professional judgement and except as expressly described in BWDR Fairness Opinion, BWDR did not attempt to verify independently the accuracy or completeness of such information, data, advice, opinions and representations. The BWDR Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the BWDR Fairness Opinion and the condition and prospects, financial and otherwise, of St. Laurent, Smurfit-Stone and their respective Subsidiaries and Affiliates, as they were reflected in the information, data, advice, opinions and representations and documents reviewed and as they were represented to BWDR in discussions with the management of St. Laurent, Smurfit-Stone and their respective advisors. In its analysis and in preparing the BWDR Fairness Opinion, BWDR made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BWDR or any party involved in the Arrangement.

     BWDR's Fairness Opinion and analyses were only one of the many factors considered by the Board of Directors in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board of Directors or management of St. Laurent with respect to the proposed Arrangement.

Summary of Financial Analysis by BWDR

     The following is a summary of the material financial analyses used by BWDR in connection with providing its opinion to the Board of Directors.

     1)     Discounted Cash Flow Analysis

            BWDR conducted a discounted cash flow ("DCF") analysis of St. Laurent for the period commencing fiscal 2000 up to and including fiscal 2009 based upon the business plan and projections for the year 2000 prepared by St. Laurent management and using St. Laurent management's business plan and commercially available projections of commodity prices for the fiscal years 2001 to 2009 in conjunction with BWDR's own projections of commodity prices. Based on the foregoing, BWDR calculated the unlevered free cash flows projected to be generated by St. Laurent for the fiscal years 2000 to 2009. BWDR also estimated a range of values of St. Laurent at the end of fiscal 2009 using both a perpetual growth rate approach and a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") approach. For the purpose of the perpetual growth rate approach, BWDR used growth rates ranging from 1% to 2% while a multiple ranging from 5.5x to 6.5x was used for the purpose of the multiple EBITDA approach. In both cases, BWDR discounted the unlevered free cash flows projected in fiscal years 2000 to 2009 and the estimated value of St. Laurent at the end of fiscal 2009 using discount rates ranging from 10% to 11%. In addition, BWDR considered a number of sensitivity analyses regarding, among other things, variations in: (i) the US$/CDN$ exchange rate; (ii) commodity prices; (iii) production and sales volumes; (iv) certain components of St. Laurent's cost structure; and (v) the inclusion of synergies expected to be realised from the Arrangement for the benefit of St. Laurent. BWDR noted that the DCF analysis generated results that are consistent with the Exchange Consideration offered.

     2)     Precedent Transactions Analysis

            BWDR analysed, using publicly available information, six precedent transactions directly related to the paper packaging industry in North America from 1996 to 1999. In reviewing these precedent transactions, BWDR was able to derive, among other things, the multiples of enterprise value to "peak of cycle EBITDA", enterprise value to last twelve months ("LTM") EBITDA as well as prices paid per unit of production capacity. BWDR concluded that the multiple of enterprise value to peak of cycle EBITDA, the multiple of enterprise value to LTM EBITDA and the price paid per unit of production capacity implied by the Exchange Consideration offered are consistent with the multiples observed from selected precedent transactions.

     3)     Public Market Analysis

            BWDR analysed, using publicly available information, the market values and trading multiples based on years 1999 and 2000 of seven selected U.S. publicly traded companies in the paper packaging sector. Only U.S. based companies were selected as St. Laurent has more than 50% of its assets in the United States and the selected companies were determined to have, for the purposes of BWDR's analysis, operations and product offerings the most comparable to those of St. Laurent. Multiples taken into consideration included share price/earnings per share ratios and enterprise value/EBITDA ratios calculated using publicly available EBITDA and earnings per share forecasts from BWDR and equity research analysts of certain other firms. BWDR noted that the multiples implied by the Exchange Consideration offered are consistent with the multiples of the selected comparable public companies.

     4)     Precedent Premiums Paid Analysis

            The Exchange Consideration offered per St. Laurent Common Share includes $12.50 cash plus 0.5 shares of Smurfit-Stone Common Stock. Based upon the closing price of the Smurfit-Stone Common Stock on NASDAQ on February 22, 2000, the day prior to the announcement of the execution of the Pre-Merger Agreement (the "Announcement Date"), of $16.00, and the weighted average trading price on NASDAQ of the Smurfit-Stone Common Stock for the 20 trading days prior to the Announcement Date, of $18.72, the Consideration offered represents a price ranging from $20.50 to $21.86 per St. Laurent Common Share or Cdn$29.97 to Cdn$31.96, converted using the Noon Spot Rate of 1.462 on February 22, 2000.

            This price range represents a premium of 68.6% to 74.7% over the closing price of the St. Laurent Common Shares on February 16, 2000 (the day prior to the announcement by St. Laurent that it was in discussions concerning a possible transaction) and the weighted average trading price of the St. Laurent Shares for the 20 trading days up to and including February 16, 2000. BWDR noted that this level of premium compares favourably with the average premium historically offered in transactions in the forest products industry.

     5)     Liquidity Analysis of Smurfit-Stone Common Stock

            BWDR considered the liquidity of Smurfit-Stone Common Stock given that the holders of St. Laurent Common Shares, as a group, will own up to 10% of the outstanding Smurfit-Stone Common Stock subsequent to the completion of the Arrangement. Over the 254 trading days during the twelve month period up to and including February 16, 2000, approximately 394.8 million shares of Smurfit-Stone Common Stock were traded on NASDAQ, representing an average daily trading volume of 1.55 million shares and an average daily trading value of approximately $33.4 million. Over the same period, approximately
            38.9 million St. Laurent Shares were traded on the various stock exchanges on which the

            St. Laurent Shares are listed, representing an average daily trading volume of 0.15 million shares and an average daily trading value of approximately Cdn$2.6 million. BWDR noted that the Arrangement would provide the holders of St. Laurent Common Shares with improved liquidity.

     6)     Pro forma Analysis

            BWDR analysed the potential pro forma impact of the Arrangement on Smurfit-Stone's results from operations and balance sheets for fiscal years 1999, 2000 and 2001. This analysis was performed using audited 1999 financial statements of St. Laurent, Smurfit-Stone's consolidated statement of operations, and various commodity prices and exchange rates forecasts commercially available for fiscal years 2000 and 2001. This pro forma analysis also took into account up to US$50 million of potential annual synergies estimated as achievable by the managements of St. Laurent and Smurfit-Stone resulting from the Arrangement.

            The results of BWDR's analysis showed that for fiscal years 1999, 2000 and 2001, assuming the purchase method of accounting, the Arrangement could be accretive to Smurfit-Stone's earnings per share, cash earnings per share, cash flow per share and free cash flow per share. BWDR's analysis also indicated that Smurfit-Stone's balance sheet and credit ratios would not be materially negatively impacted by the proposed Arrangement. However, actual results achieved by Smurfit-Stone after the Arrangement may vary from estimated results and such variations may be material.

     The summary of the material financial analysis used by BWDR presented above is not a complete description of the analyses, procedures or tasks performed by BWDR in connection with the issuance of the BWDR Fairness Opinion or taken into account by the Board of Directors in relation to assessing the Arrangement.

     BWDR believes that its analysis must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the BWDR Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The BWDR Fairness Opinion is not to be construed as a recommendation to holders of St. Laurent Common Shares as to how to vote at the Meeting.

The DLJ Fairness Opinion

     St. Laurent asked DLJ, in its role as financial advisor to St. Laurent, to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the Exchange Consideration to be received by the holders of St. Laurent Common Shares pursuant to the Arrangement. On February 23, 2000, DLJ delivered its written opinion to the Board of Directors to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the DLJ Fairness Opinion, the Exchange Consideration to be received by the holders of St. Laurent Common Shares pursuant to the Arrangement was fair to such holders from a financial point of view.

     THE FULL TEXT OF THE DLJ FAIRNESS OPINION, DATED AS OF FEBRUARY 23, 2000, IS REPRODUCED IN THIS CIRCULAR AS APPENDIX F. THE SUMMARY OF THE DLJ FAIRNESS OPINION IN THIS CIRCULAR IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE DLJ FAIRNESS OPINION. ST. LAURENT SECURITYHOLDERS ARE URGED TO READ THE DLJ FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY FOR THE DETAIL OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW CONDUCTED BY DLJ IN CONNECTION WITH ITS OPINION.

     The DLJ Fairness Opinion was prepared for the Board of Directors, and addresses only the fairness, from a financial point of view, of the Exchange Consideration to be received by holders of St. Laurent Common Shares pursuant to the Arrangement. The DLJ Fairness Opinion does not contain or imply any opinion as to the prices at which shares of Smurfit-Stone Common Stock would actually trade at any time, nor does it otherwise address any other aspect of the Arrangement or the Transaction, the relative merits of the Arrangement and the other business strategies considered by the Board of Directors, or the decision by the Board of Directors to proceed with the Arrangement. The DLJ Fairness Opinion does not, and should not be construed as, a recommendation to any St. Laurent Securityholder as to how such holder should vote with respect to the Arrangement Resolution.

     St. Laurent selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ was not retained as an advisor or agent to the St. Laurent Securityholders or any other Person other than St. Laurent. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In arriving at its opinion, DLJ reviewed a draft dated February 11, 2000 of the Pre-Merger Agreement and of the exhibits thereto. DLJ also reviewed financial and other information that was publicly available or furnished to DLJ by St. Laurent and Smurfit-Stone, including information provided during due diligence discussions with their respective management. Included in the information provided during these discussions were financial projections of St. Laurent and the budgets of Smurfit-Stone for the period beginning January 1, 2000 and ending December 31, 2000 prepared by their respective management. DLJ also reviewed certain financial projections of Smurfit-Stone for the period beginning January 1, 2000 and ending December 31, 2001 prepared by DLJ's equity research department and certain financial projections of St. Laurent for the same period based upon assumptions provided by DLJ's equity research department. In addition, DLJ compared certain financial and securities data of St. Laurent and Smurfit-Stone with publicly available information concerning various other companies whose securities are traded in public markets, reviewed the historical prices and trading volumes of the St. Laurent Common Shares and of the shares of Smurfit-Stone Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by St. Laurent and Smurfit-Stone or their respective representatives, or that was otherwise reviewed by DLJ. In particular, DLJ relied upon the estimates of management of St. Laurent of the operating synergies achievable as a result of the Arrangement and upon DLJ's discussion of these synergies with management of Smurfit-Stone. With respect to the financial projections and budgets supplied to DLJ, DLJ relied on representations that they were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of St. Laurent and Smurfit-Stone as to the future operating and financial performance of St. Laurent and Smurfit-Stone. With respect to the financial projections prepared by, or based upon assumptions provided by, DLJ's equity research department, DLJ relied on representations that they have been reasonably prepared on bases not materially different from the best currently available estimates and judgements of the management of St. Laurent and Smurfit-Stone and as to the future operating and financial performance of St. Laurent and Smurfit-Stone, respectively. DLJ did not assume any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of the information reviewed by DLJ.

     The DLJ Fairness Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date the opinion was delivered. The DLJ Fairness Opinion states that, although subsequent developments may affect the DLJ Fairness Opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses Performed by DLJ

     The following is a summary of the financial analyses presented by DLJ to the Board of Directors on February 23, 2000 in connection with rendering the DLJ Fairness Opinion. The information summarized in the tables which follow should be read in conjunction with the accompanying text. No company or transaction used in the analyses that follow is directly comparable to St. Laurent or the Arrangement. In addition, mathematical analyses such as determining the mean or median are not in themselves meaningful methods of using selected company or transaction data. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favourable than suggested by the analyses. The equity values per share of St. Laurent were based on: (i) 49,398,968 St. Laurent Common Shares outstanding,
(ii) options outstanding to purchase 932,374 St. Laurent Common Shares at a weighted average exercise price of Cdn$16.01, (iii) warrants outstanding to purchase 380,000 St. Laurent Common Shares at a weighted average exercise price of Cdn$10.95, and (iv) RSUs outstanding to purchase 13,742 St. Laurent Common Shares. The equity values per share of St. Laurent were also based on $386 million total debt outstanding and $15 million in cash and temporary investments as of December 31, 1999.

     Comparable Publicly Traded Company Analysis -- DLJ reviewed and compared certain financial information relating to St. Laurent to corresponding financial information, ratios and public market multiples for selected publicly traded companies (the "Comparable Companies") which DLJ believed were reasonably comparable to St. Laurent in certain respects. The companies selected were as follows:

     (a) four paper and forest products companies with primary focus in the containerboard sector (the "Key Comparable"), namely:

        -  Gaylord Container Corporation,
        -  Packaging Corporation of America,
        -  Smurfit-Stone, and
        -  Willamette Industries, Incorporated; and

     (b)   five  other  paper  and  forest   products   companies   (the  "Other
           Comparables"), namely:

        - Georgia Pacific Group,
        - International Paper Company,
        - Longview Fibre Company,
        - Temple-Inland Incorporated, and
        - Weyerhaeuser Company.

     The multiples and ratios for each of the Comparable Companies were based on the most recently publicly available information, including estimates for 2000 and 2001 from DLJ's equity research department, and share prices as of February 18, 2000.

     DLJ considered the enterprise value of each of the Comparable Companies as a multiple of EBITDA for each of calendar year 1995 and 2000. All historical data for 1995 was derived from publicly available sources and was used as a proxy of a paper company's cash flow and earnings potential at the peak of the industry cycle. All projected data for 2000 was based on estimates available from DLJ's equity research department. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets including minority interests in other entities. EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

     DLJ also considered the share price of each of the Comparable Companies as a multiple of EPS for each of calendar year 2000 and 2001, based on estimates available from DLJ's equity research department. EPS is defined as fully-diluted earnings per share.

     Based on an analysis of the Comparable Companies and on projected data for St. Laurent for comparable periods, DLJ estimated an equity value per share of St. Laurent which compared favourably to the implied equity value per share of St. Laurent in the Transaction of $20.50, based on the closing price per share of Smurfit-Stone Common Stock of $16.00 as of February 22, 2000.

     Comparable Transaction Analysis -- DLJ reviewed five selected merger and acquisition transactions involving North American paperboard producers which DLJ believed were reasonably comparable to St. Laurent in certain respects (the "Key Comparable Transactions"). Those transactions were:

     - Westvaco's acquisition of Temple Inland's Evadale, Texas bleached board mill,

     - Packaging Corporation of America's sale to an investor group led by Madison Dearborn Partners L.P.,

     -    Jefferson   Smurfit   Corporation's   merger   with  Stone   Container
          Corporation,

     - Cascades's joint venture of its packaging operations with Domtar Packaging to form Norampac, and

     - St. Laurent's acquisition of Chesapeake Corporation's kraft paper business.

     DLJ also reviewed five other significant mergers and acquisitions involving companies in the paper and forest products industry (the "Other Significant Transactions"). Those transactions consisted of:

     -    International  Paper  Company's  proposed   acquisition  of  Shorewood
          Packaging,

     -    UPM-Kymmene's proposed acquisition of Champion International,

     -    Abitibi-Consolidated Inc.'s proposed acquisition of Donohue Inc.,

     - International Paper Company's acquisition of Union Camp Corporation, and

     -    Weyerhaeuser Company's acquisition of MacMillan Bloedel Limited.

     In examining these comparable transactions, DLJ calculated, among other things, the enterprise value of the acquired company implied by each of these transactions as a multiple of 1995 and 1999 EBITDA and as a multiple of daily production capacity measured in short tons.

     Based on an analysis of the comparable data and on projected data for St. Laurent, DLJ calculated an equity value per St. Laurent Common Share which compared favourably to the implied equity value per share of St. Laurent in the Transaction of $20.50, based on the closing price per share of Smurfit-Stone Common Stock of $16.00 as of February 22, 2000.

     Premiums Paid Analysis -- DLJ determined the premiums paid over the common stock trading prices for one week prior to the announcement date in connection with 100 recent merger and acquisition transactions involving U.S. public company targets having enterprise values between $1 billion and $2 billion, excluding companies in the financial sector. Applying these premiums to the "unaffected" closing price of St. Laurent Common Shares of $12.13 on February 15, 2000, DLJ estimated an equity value per St. Laurent Common Share which compared favourably to the implied equity value per St. Laurent Common Share in the Transaction of $20.50, based on the closing price per share of Smurfit-Stone Common Stock of $16.00 as of February 22, 2000.

     Pro Forma Combined Accretion/Dilution Analysis -- Using the projected earnings and cash flow of each of St. Laurent and Smurfit-Stone prepared by, or based upon assumptions provided by, DLJ's equity research department for the calendar years 2000 and 2001, DLJ compared the projected EPS, Cash EPS and CFPS of Smurfit-Stone on a stand-alone basis to the projected pro forma combined EPS, Cash EPS and CFPS after the Arrangement. Cash EPS is defined as EPS before amortization of goodwill. CFPS is defined as cash flow per share which consists of Cash EPS before depreciation and other amortization.

     This analysis showed that, with anticipated synergies and cost savings, the Arrangement would be accretive to holders of Smurfit-Stone Common Stock in 2000 and 2001, as measured by EPS, Cash EPS and CFPS.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the Board of Directors on February 23, 2000. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analysis conducted by DLJ was carried out in order to provide a different perspective on the Transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to St. Laurent that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favourable than suggested by such analyses.

Engagement Letter

     Pursuant to the terms of an engagement agreement dated February 10, 2000, St. Laurent agreed to pay DLJ a fee for its services that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Arrangement. In addition, St. Laurent agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, incurred by DLJ in connection with its engagement and to indemnify DLJ and some related persons against specified liabilities in connection with its engagement.

Other Relationships

     In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of St. Laurent and Smurfit-Stone for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in securities of St. Laurent or Smurfit-Stone. DLJ has performed investment banking and other services for St. Laurent and Smurfit-Stone in the past and has received usual and customary compensation for such services. DLJ acted as financial advisor to Smurfit-Stone in the sale of certain timberlands in the fourth quarter of 1999. In addition, Josiah O. Low III, Managing Director of DLJ, is a director of St. Laurent.

TRANSACTION MECHANICS

The Arrangement

     Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur in the order set forth below:

     (a) each outstanding St. Laurent Common Share (other than St. Laurent Common Shares held by any Smurfit-Stone Party or any Affiliate thereof), will be transferred by the holder thereof to Newco in exchange for the Exchange Consideration, and the name of each such holder of St. Laurent Common Shares will be removed from the register of holders of St. Laurent Common Shares and added to the register of holders of Smurfit-Stone Common Stock, and Newco will be recorded as the registered holder of such St. Laurent Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof (in the case of Dissenting Shareholders, such shareholder's St. Laurent Common Shares will be returned to St. Laurent for the fair value of such Dissenting Shareholders' St. Laurent Common Shares);

     (b) each St. Laurent Option shall be exchanged for a Replacement Option to purchase that number of shares of Smurfit-Stone Common Stock equal to the sum of (i) the Security Portion of the Exchange Consideration times the number of St. Laurent Common Shares subject to the St. Laurent Option; plus (ii) the quotient of (A) U.S.$12.50 times the number of St. Laurent Common Shares subject to the St. Laurent Option, divided by (B) the Smurfit-Stone Closing Price ("Smurfit-Stone Option Shares"); the exercise price per share of Smurfit-Stone Common Stock for each Replacement Option shall be the quotient of (x) an aggregate amount equal to the number of St. Laurent Common Shares subject to the St. Laurent Option exchanged for such Replacement Option times the original exercise price per St. Laurent Common Share pursuant to such St. Laurent Option, at the option of the holder (i) converted into its U.S. dollar equivalent based on the Noon Spot Rate on the day immediately preceding the Effective Date, or (ii) expressed in Canadian dollars, the whole divided by (y) the Smurfit-Stone Option Shares subject to such Replacement Option; and

     (c) each St. Laurent RSU shall be fully vested and entitle its holder to receive, at the Effective Time, with respect to each St. Laurent
          Common Share subject to such St. Laurent RSU, the Exchange Consideration.

     At the Effective Time, each St. Laurent Option will be exchanged for a Replacement Option. On April 14, 2000, there were approximately 924,502 St. Laurent Options outstanding which, when vested, would be exercisable to acquire a total of approximately 924,502 St. Laurent Common Shares at prices between Cdn.$13.50 to Cdn.$23.63 with various expiry dates to May 5, 2009. Assuming no exercise of St. Laurent Options after April 14, 2000, immediately following the Effective Time, St. Laurent's outstanding capital stock will consist of 49,817,899 St. Laurent Common Shares, all of which will be held by Newco. The St. Laurent Securityholders will beneficially own or have the right to acquire up to 10% of the shares of Smurfit-Stone Common Stock, on a fully diluted basis, after giving effect to the Arrangement.

     See "The Arrangement -- Procedures to Receive Exchange Consideration" for procedures to be followed in order to obtain certificates representing the Smurfit-Stone Common Stock issuable in the Arrangement.

Fractional Shares

     No certificates representing fractional shares of Smurfit-Stone Common Stock will be delivered in connection with the Arrangement. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a share of Smurfit-Stone Common Stock will receive a cash payment equal to the product of such fractional interest and the Smurfit-Stone Trading Price. Smurfit-Stone, Stone or Newco shall from time to time and as necessary provide the Depositary with funds sufficient to satisfy those obligations.

Withholding Rights

     Smurfit-Stone,  Stone,  Newco  and such  other  agent of the  Smurfit-Stone
Parties will be entitled to deduct and withhold from any dividends or consideration otherwise payable to any holder of Smurfit-Stone Common Stock such amounts as Smurfit-Stone, Stone, Newco or such other agent of the Smurfit-Stone Parties is required to deduct and withhold with respect to such payment under the Canadian Tax Act, the Code or any provision of provincial, state, local or foreign tax law. Any amounts withheld will be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the Exchange Consideration otherwise payable to the holder, Smurfit-Stone, Newco and such other agent of the Smurfit-Stone Parties may sell or otherwise dispose of such portion of the Security Portion of the Exchange Consideration as is necessary to provide sufficient funds to Smurfit-Stone, Newco or such other agent of the Smurfit-Stone Parties, as the case may be, to enable it to comply with such deduction or withholding requirement. Smurfit-Stone, Newco or such other agent of the Smurfit-Stone Parties must notify the holder of any such sale and remit to such holder any unapplied balance of the net proceeds of such sale.

Lost Certificates

     In the event any certificate which immediately prior to the Effective Time represented one or more outstanding St. Laurent Common Shares that were exchanged under the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Exchange Consideration to which such holder of St. Laurent Common Shares is entitled. As a condition precedent to the issuance of such Exchange Consideration, the holder of such St. Laurent Common Shares must give a bond satisfactory to Newco, Smurfit-Stone and their respective transfer agents in such sum as Newco or Smurfit-Stone may direct or otherwise indemnify Newco and Smurfit-Stone against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

Extinction of Rights

     Any certificate which immediately prior to the Effective Time represented outstanding St. Laurent Common Shares that were exchanged pursuant to the Arrangement that is not deposited with all other instruments required to be deposited by the holder thereof prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder or creditor for the cash portion of the Exchange Consideration. On such date, the Security Portion of the Exchange Consideration and the cash portion of the Exchange Consideration to which such former holder of a certificate for St. Laurent Common Shares was ultimately entitled shall be deemed to have been surrendered for no consideration, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder.

PROCEDURES TO RECEIVE EXCHANGE CONSIDERATION

     IN ORDER TO RECEIVE THE EXCHANGE CONSIDERATION, A HOLDER OF ST. LAURENT COMMON SHARES OR ST. LAURENT RSUS MUST RETURN TO THE DEPOSITARY A PROPERLY COMPLETED LETTER OF TRANSMITTAL, TOGETHER WITH A CERTIFICATE OR CERTIFICATES FOR ST. LAURENT COMMON SHARES, IN THE CASE OF ST. LAURENT REGISTERED SHAREHOLDERS. THE LETTER OF TRANSMITTAL FOR USE BY HOLDERS OF ST. LAURENT COMMON SHARES AND HOLDERS OF ST. LAURENT RSUS IS PRINTED ON YELLOW PAPER AND ENCLOSED WITH THIS CIRCULAR.

     ALSO ENCLOSED WITH THIS CIRCULAR IS AN ELECTION FORM (PRINTED ON GREEN PAPER) FOR USE BY HOLDERS OF ST. LAURENT OPTIONS. HOLDERS OF ST. LAURENT OPTIONS MUST ELECT EITHER TO EXERCISE THEIR ST. LAURENT OPTIONS, AND PAY THE EXERCISE PRICE IN RESPECT THEREOF, CONDITIONAL UPON COMPLETION OF THE ARRANGEMENT, OR TO RECEIVE REPLACEMENT OPTIONS TO REPLACE THEIR EXISTING ST. LAURENT OPTIONS. HOLDERS OF ST. LAURENT OPTIONS MUST RETURN A PROPERLY COMPLETED ELECTION FORM TO THE DEPOSITARY AT THE ADDRESS SPECIFIED ON THE ELECTION FORM INDICATING WHETHER SUCH HOLDER OF ST. LAURENT OPTIONS CHOOSES TO EXERCISE ITS ST. LAURENT OPTIONS OR, INSTEAD, TO RECEIVE REPLACEMENT OPTIONS UNDER THE ARRANGEMENT, AND, IN SUCH CASE, INDICATING WHETHER THE EXERCISE PRICE FOR ITS REPLACEMENT OPTIONS IS TO BE EXPRESSED IN EITHER CANADIAN OR U.S. DOLLARS. THE EXERCISE PRICE OF A HOLDER'S REPLACEMENT OPTIONS WILL BE, AT THE OPTION OF THE HOLDER, EITHER: (I) CONVERTED INTO ITS U.S. DOLLAR EQUIVALENT BASED ON THE NOON SPOT RATE ON THE DAY IMMEDIATELY PRECEDING THE EFFECTIVE DATE REPORTED BY THE BANK OF CANADA FOR CANADIAN DOLLARS EXPRESSED IN U.S. DOLLARS, OR (II) EXPRESSED IN CANADIAN DOLLARS. OPTIONHOLDERS WHO DO NOT COMPLETE AND RETURN THE ELECTION FORM TO THE DEPOSITARY BY NO LATER THAN 5:00 P.M. (MONTREAL TIME) ON MAY 25, 2000 WILL BE DEEMED NOT TO HAVE EXERCISED THEIR ST. LAURENT OPTIONS AND, INSTEAD, TO HAVE ELECTED TO RECEIVE REPLACEMENT OPTIONS TO REPLACE THEIR EXISTING ST. LAURENT OPTIONS PURSUANT TO THE ARRANGEMENT AND HAVE THE EXERCISE PRICE OF SUCH REPLACEMENT OPTIONS EXPRESSED IN CANADIAN DOLLARS.

     Any use of the mails to transmit a certificate for St. Laurent Common Shares, and a related Letter of Transmittal is at the risk of the holder thereof. If these documents are mailed, it is recommended that REGISTERED MAIL, with return receipt requested, properly insured, be used.

     Certificates representing the appropriate number of shares of Smurfit-Stone Common Stock issuable to a St. Laurent Securityholder (other than a holder of St. Laurent Options who has elected not to exercise his St. Laurent Options) who has complied with the procedures set out above, together with a cheque in the amount of the cash, if any, to which it is entitled under the terms of the Arrangement, including the amount, if any, payable in lieu of fractional shares of Smurfit-Stone Common Stock will, as soon as practicable after the Effective Date, subject to any applicable withholdings (i) be forwarded to the holder of St. Laurent Common Shares at the address specified in the Letter of Transmittal by insured first class mail, or (ii) be made available for pick up by the holder as requested by the holder in the Letter of Transmittal at the office of the Depositary specified by the holder in the Letter of Transmittal.

DESCRIPTION OF SMURFIT-STONE CAPITAL STOCK

Common Stock

     Holders of Smurfit-Stone Common Stock are entitled to receive, from funds legally available for the payment thereof, dividends when, as and if declared by the Smurfit-Stone Board of Directors at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of
Smurfit-Stone   Common  Stock  will  be  entitled  to  share  pro  rata  in  any distribution of Smurfit-Stone's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Each holder of Smurfit-Stone Common Stock is entitled to one vote for each share of Smurfit-Stone Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of Smurfit-Stone Common Stock generally have no cumulative voting rights or preemptive rights (except as set forth in "Subscription Agreement" below) to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to Smurfit-Stone Common Stock. The outstanding shares of Smurfit-Stone Common Stock are, and the shares of Smurfit-Stone Common Stock to be issued pursuant to the Arrangement or upon exercise of Replacement Options will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

     As of the date of this Circular, no shares of preferred stock of Smurfit-Stone were issued or outstanding. Under the Smurfit-Stone Charter, the Smurfit-Stone Board of Directors has the authority, without further stockholder approval but subject to certain limitations set forth in the Smurfit-Stone Charter, to create one or more series of preferred stock, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Smurfit-Stone Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder's beneficially owning or commencing a tender offer for a substantial amount of Smurfit-Stone Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of Smurfit-Stone by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Smurfit-Stone's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Smurfit-Stone without any further action by the stockholders of Smurfit-Stone. Smurfit-Stone has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

     Stone has approximately 4.6 million shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $0.01 par value (the "Stone Preferred Stock") issued and outstanding. Each share of Stone Preferred Stock is entitled to one vote on all matters submitted to a vote of Stone's stockholders. The Stone Preferred Stock is convertible, at the option of the holder, into shares of Smurfit-Stone Common Stock at a conversion price of $34.28 (equivalent to a conversion rate of 0.729 shares of Smurfit-Stone Common Stock for each share of Stone Preferred Stock), subject to adjustment based on certain events. The Stone Preferred Stock, subject to certain conditions, may alternatively be exchanged, at the option of Stone, for new 7% Convertible Subordinated Exchange Debentures of Stone due

February 15, 2007 in a principal amount equal to $25.00 per share of Stone Preferred Stock so exchanged. Additionally, the Stone Preferred Stock is redeemable at the option of Stone, in whole or in part, from time to time. At March 31, 2000, Stone had accumulated dividend arrearages on the Stone Preferred Stock of $24 million. As a result of Stone's accumulated dividend arrearage, the holders of the Stone Preferred Stock are entitled to, and have elected, two individuals (the "Stone Preferred Directors") to the Stone board of directors, which consists of a total of five directors. The payment of dividends on the Stone Preferred Stock is prohibited by covenants in certain of the agreements and indentures relating to indebtedness of Stone. However, the accumulated dividend arrearages on the preferred stock are payable upon their conversion, exchange or redemption. Upon a payment of the cumulative dividend arrearage, the holders of the Stone Preferred Stock will no longer have the right to elect the Stone Preferred Directors.

Subscription Agreement

     Pursuant to a Stock Subscription Agreement dated as of May 3, 1994 among Smurfit-Stone, JSC (U.S.) and SIBV, Smurfit-Stone has granted SIBV certain contractual rights which generally allow SIBV to maintain its percentage ownership of Smurfit-Stone Common Stock in the event of public or private issuances of Smurfit-Stone Common Stock (or securities of Smurfit-Stone convertible into or exchangeable for Smurfit-Stone Common Stock). See "Information Concerning Smurfit-Stone -- Share and Loan Capital Structure -- Subscription Agreement".

STOCK EXCHANGE LISTING

     Smurfit-Stone Common Stock is traded on NASDAQ. Smurfit-Stone will apply to NASDAQ to have the Smurfit-Stone Common Stock to be issued pursuant to the Arrangement or upon exercise of the Replacement Options listed on NASDAQ.

AFFILIATE'S LETTERS

     St. Laurent has agreed to use its reasonable efforts to ensure that on or before the Effective Date each St. Laurent Affiliate executes and delivers an Affiliate's Letter.

     Each Affiliate's Letter to be signed by a St. Laurent Affiliate will provide that the St. Laurent Affiliate agrees not to sell, transfer or otherwise dispose of any share of Smurfit-Stone Common Stock received by it in exchange for St. Laurent Common Shares or St. Laurent RSUs in connection with the Arrangement except: (i) pursuant to an effective registration statement under the 1933 Act; (ii) in conformity with Rule 145 promulgated under the 1933 Act; or (iii) in a transaction which, in the opinion of counsel reasonably acceptable to Smurfit-Stone, is not required to be registered under the 1933 Act.

     Each Affiliate's Letter will provide that execution by a St. Laurent Affiliate will not be deemed to be an admission by that St. Laurent Affiliate that it is in fact an "affiliate" of St. Laurent, within the meaning of United States securities laws and the applicable rules and regulations made thereunder.

RESALE OF SMURFIT-STONE COMMON STOCK RECEIVED IN THE ARRANGEMENT

United States

     The  Smurfit-Stone  Common  Stock to be issued to  holders  of St.  Laurent
Common Shares and St. Laurent RSUs pursuant to the Arrangement will not be registered under the 1933 Act. Such shares will instead be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration under the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been approved by an appropriate court, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement. The Court entered the Interim Order on April 14, 2000 and, subject to the approval of the Arrangement by the St. Laurent Securityholders, a hearing on the fairness of the Arrangement will be held on May 30, 2000 by the Court. See "The Arrangement -- Court Approval and Completion of the Arrangement".

     The Smurfit-Stone Common Stock to be received pursuant to the Arrangement will be freely transferable under United States federal securities laws, except for Smurfit-Stone Common Stock held by Persons who are deemed to be "affiliates" (as such term is defined under the 1933 Act) of St. Laurent prior to the Transaction which may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933

Act or as otherwise permitted under the 1933 Act. Rule 145(d) provides a safe harbour for resales of securities received by certain Persons in transactions such as the Arrangement. Pursuant to Rule 145(d)(1), "affiliates" of St. Laurent may sell securities of Smurfit-Stone received pursuant to the Arrangement if such sale is effected pursuant to the volume, current public information and manner of sale limitations of Rule 144 promulgated under the 1933 Act, including Regulation S thereunder. These limitations generally require that any sales made by such an affiliate in any three month period shall not exceed the greater of 1% of the outstanding shares of the securities being sold or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that such sales be made in unsolicited, open market "brokers transactions". Pursuant to Rules 145(d)(2) and (3), the foregoing limitations will lapse for non-affiliates of Smurfit-Stone after a period of one or two years, respectively, depending upon whether certain currently available information continues to be available with respect to Smurfit-Stone. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Canada

     Smurfit-Stone has advised St. Laurent that it is applying for rulings or orders of securities regulatory authorities in Canada to permit the issuance of Smurfit-Stone Common Stock issuable under the Arrangement and upon exercise of the Replacement Options. Application is also being made to permit resale of such stock in various jurisdictions without restriction by Persons other than a "control person", provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. The obligations of St. Laurent to conclude the Transaction is subject to, among other things, receipt of such orders, rulings and approvals.

                INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

     St. Laurent has signed agreements with approximately 20 senior executives and officers providing each of them with certain severance payments and benefits in the event such individuals' employment with St. Laurent is terminated either without cause or within a period between one and three years, depending on the individual, of a change in control of St. Laurent. Such agreements define a "change of control" with respect to St. Laurent as any Person becoming the owner of more than 30% of the total voting rights attaching to the shares in the capital of St. Laurent or if the individuals who, at the date of entering into such agreements, constituted the Board of Directors cease, for any reason, to constitute a majority of the members of the Board of Directors. Payments to senior executives and officers in the case of termination or on a change of control of St. Laurent under such agreements would amount to approximately $4 million in the aggregate.

     Each senior executive and officer covered by an agreement dealing with the termination of such senior executive or officer in the case of a change of control of St. Laurent is entitled, among other things, in the case of termination of such individual's employment, to receive: (i) a lump sum payment equal to a multiple of such individual's basic annual salary; (ii) the continuation, if any, of any loan from St. Laurent to such individual as though such individual had not been terminated for a certain period of time following termination; (iii) a lump sum payment equal to the actuarial value of such individual's pension arrangements under the St. Laurent Supplementary Employee Retirement Plan, taking into account the value of the additional pension benefits thereunder which such individual would have earned from additional pensionable service through to the end of the change of control severance period for such individual; (iv) the extension of the exercise period for any options which such individual had a right to purchase under the St. Laurent Option Plans for a certain period of time following such individual's termination; (v) the immediate expiry of any retention period for St. Laurent Common Shares purchased by such individual under the St. Laurent Long-Term Incentive Plan and their release from escrow; (vi) the forfeiture by St. Laurent of any penalty for early withdrawal by such individual of his St. Laurent Common Shares purchased under the St. Laurent Manager's Share Purchase Plan; and (vii) the continuation of all of such individual's benefits at the same level to which such individual was entitled as part of such individual's employment and position with St. Laurent immediately prior to the change of control for a certain period of time following such individual's termination (however short term and long-term disability insurance plans shall cease to apply to such individual at the date of such individual's termination). In addition, in the event that St. Laurent or its successors shall award payments under the St. Laurent Short-Term Incentive Plan or other equivalent short-term incentive plans or arrangements of St. Laurent or its successors to any other officer of St. Laurent or its successor or if such award payments are made after the change in control severance period for such individual but in respect of service during the change of control severance period for such individual, such individual is entitled to receive an award established on the basis of the weighted average percentage of award payments made to the five highest paid officers of St. Laurent or its successor based on the basic annual salary of such officers, with such percentage being applied to the basic annual salary of such individual.

     In the majority of cases, the executive or officer is entitled to two times his or her basic annual salary, with the relevant severance period for such individual being two years. In certain other cases, the relevant severance period and multiple of basic salary is one year (and in certain other cases, 18 months). In the case of Mr. Joseph J. Gurandiano, President and Chief Executive Officer of St. Laurent, the relevant severance period is three years with Mr. Gurandiano being entitled to a lump sum equal to three times his basic annual salary in the case of termination. In the case of a change of control of St. Laurent where Mr. Gurandiano remains the President and Chief Executive Officer of St. Laurent for at least six months following such change of control and, prior to the expiry of two years following such change of control, he elects to leave the employment of St. Laurent for any reason whatsoever, he will be entitled to a lump sum payment equal to 1 1/2 times his annual salary and all other benefits as set forth above calculated on the basis of a 1 1/2 year severance period.

     Subject to regulatory approval, all outstanding St. Laurent Options shall become vested and immediately exercisable (conditional upon the Arrangement being completed) so that holders of St. Laurent Options may participate in, and benefit from, the Arrangement as holders of St. Laurent Common Shares. In addition, the two year period following the termination of employment with St. Laurent or any Subsidiary or Affiliate of St. Laurent, as well as the penalty which would otherwise be payable by an employee in the case of a sale, transfer or assignment of such employee's shares without such employee ceasing to be employed by St. Laurent, or a Subsidiary or an Affiliate of St. Laurent under St. Laurent Managers' Share Purchase Plan, will be waived. Furthermore, the three year period following which holders of St. Laurent RSUs are entitled to receive St. Laurent Common Shares under the St. Laurent Managers' Share Purchase Plan, without payment of any further consideration, will be accelerated and St. Laurent Common Shares will be issued to the holders of St. Laurent RSUs so that holders of St. Laurent RSUs may participate in the Arrangement as holders of St. Laurent Common Shares and receive the Exchange Consideration under the Arrangement.

     The Board of Directors has resolved that a cash settlement be made to optionees that would otherwise have benefited from an option grant in May 2000 under the St. Laurent Directors' Stock Option and Share Purchase Plan (with respect to the option component of the annual grant of rights thereunder), the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan for an amount equal to the full economic value of such options calculated on the basis of an "all-cash transaction price", less the deemed exercise price of such options representing the market value of St. Laurent Common Shares as calculated on January 24, 2000 (the date upon which the compensation committee of the Board of Directors began to consider the issue of making an annual grant of options). It was also resolved, with respect to "Performance Shares" to be issued to Mr. Gurandiano, President and Chief Executive Officer of St. Laurent, and his direct reports, as per the terms of eligibility of the St. Laurent Share Performance Plan, that a cash settlement be made to Mr. Gurandiano and such other executives on the Effective Date for an amount equivalent to the full economic value of the "Performance Shares" held by each such Person and calculated on the basis of an "all-cash transaction price". With respect to the share component of the rights granted to directors of St. Laurent under the St. Laurent Stock Option and Share Purchase Plan that would otherwise have been granted to directors of St. Laurent in May of 2000, it was resolved that a cash settlement be made to such directors then in office on the Effective Date for an amount equivalent to the full economic value of such shares calculated on the basis of an "all-cash transaction price".

     It was further resolved by the Board of Directors that a retention bonus be paid at Closing to nine senior executives of St. Laurent who, in the opinion of the Board of Directors, are instrumental in the day-to-day running of the business of St. Laurent who must be kept in their positions in the event the Arrangement is not completed and who will be instrumental in the closing of the Transaction. Such retention bonus will be comprised of a percentage of the annual base salary of each such senior executive, ranging from 125% to 75%. See "Information Concerning St. Laurent -- Granting of St. Laurent Options, St. Laurent RSUs, Performance Shares and Retention Bonuses".

     Mr.  Joseph  J.  Gurandiano   will  become  Chief   Operating   Officer  of
Smurfit-Stone effective on Closing. Mr. Gurandiano's compensation package will be increased after Closing to reflect his increased responsibilities.

     Josiah O. Low III, a director of St. Laurent, is also a director of DLJ. DLJ will receive a fee for providing its fairness opinion in connection with the Transaction. See "The Arrangement -- Opinions of St. Laurent's Financial Advisors -- The DLJ Fairness Opinion". Jean Turmel, a director of St. Laurent is an officer of a Canadian chartered 31 bank that is a lender to St. Laurent. In connection with the Transaction, all existing indebtedness of St. Laurent to such Canadian chartered bank will be repaid.

                            THE PRE-MERGER AGREEMENT

     The following paragraphs summarize, among other things, the material terms of the Pre-Merger Agreement. St. Laurent Securityholders are urged to read the Pre-Merger Agreement in its entirety for a more complete description of the Arrangement.

EFFECTIVE DATE OF THE ARRANGEMENT

     After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Pre-Merger Agreement, including receipt of all Appropriate Regulatory Approvals (see "Regulatory Matters"), St. Laurent will file with the Director the Articles of Arrangement and such other documents as may be required under the CBCA to give effect to the Arrangement. The Arrangement will become effective upon such filing.

REPRESENTATIONS AND WARRANTIES

     The Pre-Merger Agreement contains various representations and warranties of St. Laurent relating to, among other things, (i) the corporate existence and organization of St. Laurent and the St. Laurent Material Subsidiaries; (ii) the capitalization of St. Laurent; (iii) authorization, execution, delivery and enforceability of the Pre-Merger Agreement; (iv) the absence of a default under any contract, agreement, license or franchise which would, if terminated due to such a default, cause a Material Adverse Effect on St. Laurent; (v) the absence of certain events and any Material Adverse Change with respect to St. Laurent since December 31, 1998 other than those which have been publicly disclosed by St. Laurent; (vi) employment agreements and labour matters; (vii) financial statements; (viii) books and records; (ix) the absence of undisclosed liabilities, (x) the absence of litigation that, if adversely determined, could reasonably be expected to have a Material Adverse Effect on St. Laurent; (xi) environmental matters; (xii) the filing of tax returns and payment of taxes;
(xiii) pension and employee benefit matters; (xiv) compliance with laws; (xv) the absence of restrictions on the business activities of St. Laurent and the St. Laurent Material Subsidiaries; (xvi) the existence of necessary licenses and permits; (xvii) the intellectual property of St. Laurent and the St. Laurent Material Subsidiaries; and (xviii) certain insurance matters.

     The Pre-Merger Agreement also contains various representations and warranties of the Smurfit-Stone Parties relating to, among other things, (i) the corporate existence and organization of the Smurfit-Stone Parties and the material Subsidiaries thereof; (iii) the capitalization of Smurfit-Stone; (iii) authorization, execution, delivery and enforceability of the Pre-Merger Agreement; (iv) the absence of certain events and any Material Adverse Change with respect to Smurfit-Stone since December 31, 1998 other than those which have been publicly disclosed by Smurfit-Stone; (v) financial statements; (vi) absence of undisclosed liabilities; (vii) compliance with laws; and (viii) the absence of litigation that, if adversely determined, could reasonably be expected to have a Material Adverse Effect on Smurfit-Stone.

COVENANTS OF ST. LAURENT

     Pursuant to the Pre-Merger Agreement, St. Laurent agreed, among other things, that until the earlier of the termination of the Pre-Merger Agreement or the Effective Time, except as contemplated by the Pre-Merger Agreement or as disclosed in the St. Laurent Disclosure Letter or with the consent of Smurfit-Stone, which shall not be unreasonably withheld, St. Laurent will:

     (a) carry on its business in the ordinary and regular course in substantially the same manner as the same has been conducted in the past and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

     (b) not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary and regular course of business;

     (c) not split, combine or reclassify any of the outstanding shares of St. Laurent nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of St. Laurent;

     (d) not amend the St. Laurent Articles or St. Laurent By-laws or materially amend the articles or by-laws of any Subsidiary;

     (e) not sell, pledge, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any Subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (i) transactions between two or more wholly-owned St. Laurent Subsidiaries or between a wholly-owned Subsidiary of St. Laurent and St. Laurent, and (ii) the issuance of St. Laurent Common Shares pursuant to fully vested St. Laurent Options or pursuant to the exercise of St. Laurent RSUs or warrants to acquire shares of St. Laurent granted prior to the date of the Pre-Merger Agreement; and (iii) the purchase of St. Laurent Common Shares with respect to the St. Laurent Directors' Stock Option and Purchase Plan, St. Laurent Employee Share Purchase Plan and/or St. Laurent Subsidiary Stock Purchase Plan (U.S.);

     (f) not, whether through the Board of Directors or otherwise, accelerate the vesting of any unvested St. Laurent Options or accelerate the release of, or the expiry date of any hold period relating to, any St. Laurent Common Shares held in the St. Laurent Employee Share Purchase Plans, or otherwise amend, vary or modify such plans or the St. Laurent Stock Option Plan;

     (g) not reorganize, amalgamate or merge St. Laurent or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned St. Laurent Subsidiaries or between a wholly-owned Subsidiary of St. Laurent and St. Laurent);

     (h) except with respect to the sale of assets of St. Laurent or any Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, hypothecate, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned St. Laurent Subsidiaries or between a wholly-owned Subsidiary of St. Laurent and St. Laurent) or create or cause to be created any lien, except in the ordinary and regular course of business;

     (i) not guarantee the payment of material indebtedness of Persons other than its Subsidiaries or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business;

     (j) carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on St. Laurent or its Subsidiaries with respect to the transactions contemplated by the Pre-Merger Agreement and by the Arrangement;

     (k) not, and cause each of its Subsidiaries not to, other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or except in the usual, ordinary and regular course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit-sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit-sharing or with respect to any increase of benefits payable;

     (l) subject to the terms of the Pre-Merger Agreement, not, except in the usual, ordinary and regular course of business and consistent with past practice: (i) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the St. Laurent Financial Statements or disclosed in the St. Laurent Disclosure Letter, which are, individually or in the aggregate, material; (ii) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material;

          or (iii) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

     (m) use its reasonable commercial efforts (or cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

     (n) except for the settlement or compromise agreements representing not more than $1 million in the aggregate, not, and cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Pre-Merger Agreement or the Arrangement prior to the Effective Date;

     (o) except when disclosure would violate any confidentiality agreements or result in the loss of any client/solicitor privilege, keep Smurfit-Stone fully informed as to the status of discussions or any developments concerning certain matters referred to in the St. Laurent Disclosure Letter and not settle or compromise any penalty or fine imposed by a Governmental Entity in connection therewith except for the settlement or compromise in respect of which St. Laurent and its Subsidiaries, as the case may be, shall have been indemnified;

     (p) not, and cause its Subsidiaries not to, enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on St. Laurent;

     (q) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding $12 million, individually or in the aggregate;

     (r) not make any changes to existing accounting practices relating to St. Laurent or any subsidiary except as required by law or required by Canadian GAAP or make any material tax election or file any tax return inconsistent with past practice; and

     (s)  promptly advise Smurfit-Stone in writing:

          (i) of any event occurring subsequent to the date of the Pre-Merger Agreement that would render any representation or warranty of St. Laurent contained in the Pre-Merger Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

          (ii) of any Material Adverse Change in respect of St. Laurent; and

         (iii) of any material breach by St. Laurent of any covenant or agreement contained in the Pre-Merger Agreement.

     St. Laurent also agreed to perform, and to cause its Subsidiaries to perform, all obligations required or desirable to be performed by St. Laurent or any of its Subsidiaries under the Pre-Merger Agreement, co-operate with Smurfit-Stone in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Pre-Merger Agreement and, without limiting the generality of the foregoing to:

     (a) use all reasonable efforts to obtain the approvals of St. Laurent Securityholders to the Arrangement including, without limitation, by including in this Circular the unanimous recommendation of the disinterested members of the Board of Directors that St. Laurent Securityholders vote in favour of the Arrangement Resolution, subject, however, to the exercise by the Board of Directors of St. Laurent of its fiduciary duties as provided by the Pre-Merger Agreement;

     (b) waive the application of the provisions of the St. Laurent Rights Plan (including the separation of the rights thereunder) with respect to the Transaction contemplated by the Arrangement;

     (c) apply for and use all reasonable best efforts to obtain all Appropriate Regulatory Approvals relating to St. Laurent or any of its Subsidiaries and, in doing so, to keep Smurfit-Stone reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Smurfit-Stone with copies of all related applications and notifications, in draft form, in order for Smurfit-Stone to provide its reasonable comments;

     (d) apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

     (e) use its reasonable best efforts to defend and in defending all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Pre-Merger Agreement or the consummation of the transactions contemplated thereby;

     (f) use its reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Pre-Merger Agreement;

     (g)  effect  all  necessary  registrations,   filings  and  submissions  of
          information required by Governmental Entities from St. Laurent or any of its Subsidiaries; and

     (h) use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by St. Laurent or a Subsidiary from other parties to loan agreements, leases or other contracts.

     St. Laurent also agreed to provide or to cause its Subsidiaries to provide all necessary cooperation in connection with the arrangement of any financing by the Smurfit-Stone Parties to be consummated in connection with the Transaction, any amendments or waivers required under Smurfit-Stone's existing credit facilities and a reorganization of St. Laurent and its Subsidiaries to be made or implemented at the request of the Smurfit-Stone Parties to satisfy financing requirements and to affect tax and other efficiencies for the Smurfit-Stone Parties on or prior to the Effective Time (provided however prior to any such reorganization, Smurfit-Stone and St. Laurent shall agree upon the terms of an indemnity agreement in favour of St. Laurent and its Subsidiaries in the event that the Arrangement is not consummated and any losses, costs or expenses incurred by St. Laurent or any of its Subsidiaries which would not have been so incurred but for the reorganization and any transactions effected pursuant to such a reorganization shall not be governed by St. Laurent's representations and warranties or St. Laurent's covenants under the Pre-Merger Agreement or in any other way expand St. Laurent's liability under the Pre-Merger Agreement).

COVENANTS OF THE SMURFIT-STONE PARTIES

     Each of the Smurfit-Stone Parties agreed (and, if applicable, agreed to cause its Subsidiaries) to do all acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction including, among other things, to:

     (a) apply for and use all reasonable best efforts to obtain all Appropriate Regulatory Approvals relating to the Smurfit-Stone Parties, and, in doing so, to keep St. Laurent reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing St. Laurent with copies of all related applications and notifications, in draft form, in order for St. Laurent to provide its reasonable comments;

     (b) use its reasonable best efforts to defend and in defending all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Pre-Merger Agreement or the consummation of the transactions contemplated thereby;

     (c) use all reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Smurfit-Stone Parties which may adversely affect the ability of the parties to consummate the Transactions;

     (d)  effect  all  necessary  registrations,   filings  and  submissions  of
          information required by Governmental Entities from the Smurfit-Stone Parties or their Subsidiaries;

     (e) cause Smurfit-Stone to reserve a sufficient number of shares of Smurfit-Stone Common Stock for issuance upon the completion of the Arrangement and the exercise from time to time of Replacement Options;

     (f) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Smurfit-Stone or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement; and

     (g) use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Smurfit-Stone or a subsidiary of Smurfit-Stone from other parties to loan agreements, leases or other contracts.

     Until the Effective Date or the earlier termination of the Pre-Merger Agreement, except (a) with the consent of St. Laurent to any deviation therefrom, which shall not be unreasonably withheld; (b) with respect to any matters which were disclosed by Smurfit-Stone to St. Laurent in writing in the Smurfit-Stone Disclosure Letter; or (c) with respect to any matter contemplated by the Pre-Merger Agreement or the Plan of Arrangement, including the transactions involving the businesses of St. Laurent and Smurfit-Stone contemplated hereby, Smurfit-Stone agreed:

     (a) not to split, combine or reclassify any of the outstanding shares of Smurfit-Stone nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of Smurfit-Stone;

     (b)  to promptly advise St. Laurent in writing:

          (i) of any event occurring subsequent to the date of the Pre-Merger Agreement that would render any representation or warranty of Smurfit-Stone contained in the Pre-Merger Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

          (ii) of any Material Adverse Change in respect of Smurfit-Stone; and

         (iii) of any material breach by Smurfit-Stone of any covenant or agreement contained in the Pre-Merger Agreement;

     (c) not to make any changes to existing accounting practices related to Smurfit-Stone except as required by a change in United States generally accepted accounting practice or by applicable law;

     (d) not to reorganize, amalgamate, or merge Smurfit-Stone with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition would result in Smurfit-Stone's financing commitment for the Arrangement being terminated or withdrawn and not being replaced; and

     (e) to apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to the Smurfit-Stone Parties.

COVENANTS OF ST. LAURENT REGARDING NON-SOLICITATION

     Pursuant to the Pre-Merger Agreement, St. Laurent has agreed not to directly or indirectly, and to use its best efforts to cause its representatives not to, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Smurfit-Stone the approval of the St. Laurent Board of Directors of the transactions contemplated by the Pre-Merger Agreement, (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

     However, the Board of Directors, prior to the issuance of the Final Order, may consider, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information regarding an unsolicited bona fide written Acquisition Proposal that does not otherwise result from a breach of the provisions of the Pre-Merger Agreement and that the Board of Directors determines in good faith, after consultation with financial advisors and outside counsel, is reasonably likely to result in a Superior Proposal. St. Laurent has also agreed not to consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order and to cause the officers, directors, employees, representatives and agents of St. Laurent and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal received prior to the execution of the Pre-Merger Agreement that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

     St. Laurent has agreed to promptly notify Smurfit-Stone, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to St. Laurent or any St. Laurent Material Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of St. Laurent or any St. Laurent Material Subsidiary by any Person that informs St. Laurent or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice must include a description of the material terms and conditions of any proposal (including a copy of any written proposal), the identity of the Person making such proposal, inquiry or contact and provide such other details available to St. Laurent of the proposal, inquiry or contact as Smurfit-Stone may reasonably request. St. Laurent is to keep Smurfit-Stone fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry, and to provide to Smurfit-Stone, as soon as practicable after receipt or delivery thereof, with copies of all correspondence and other written material sent or provided to St. Laurent or any Subsidiary from any Person in connection with any Acquisition Proposal sent or provided by St. Laurent to any Person in connection with any Acquisition Proposal. Smurfit-Stone has agreed to treat any such documents received by it from St. Laurent as confidential information in accordance with the provisions of the Confidentiality Agreements.

     If St. Laurent receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and St. Laurent is permitted to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreements, provide such Person with access to information regarding St. Laurent; provided, however, that St. Laurent sends a copy of any such confidentiality agreement to Smurfit-Stone promptly upon its execution and Smurfit-Stone is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

     Notwithstanding any of the foregoing, the Board of Directors may withdraw or modify in a manner adverse to Smurfit-Stone the approval by the Board of Directors of the Transaction if a Specified Smurfit-Stone Event has occurred and is continuing.

     Subject to the foregoing, St. Laurent may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, (i) it has provided Smurfit-Stone with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the later of the date Smurfit-Stone received written notice advising Smurfit-Stone that the Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and the date Smurfit-Stone received a copy of such Superior Proposal and (iii) it has previously or concurrently will have (A) paid to Smurfit-Stone the Break Fee, if any, payable under the Pre-Merger Agreement and
(B) terminated the Pre-Merger Agreement.

     During the five Business Day period referred to above, Smurfit-Stone shall have the right, but not the obligation, to offer to amend the terms of the Pre-Merger Agreement. The Board of Directors will review any offer by Smurfit-Stone to amend the terms of the Pre-Merger Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Smurfit-Stone's offer upon acceptance by St. Laurent would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors so determines, it will enter into an amended agreement with Smurfit-Stone reflecting Smurfit-Stone's amended proposal. If the Board of Directors continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Smurfit-Stone's amended proposal, St. Laurent may terminate the Pre-Merger Agreement provided, however, that St. Laurent must concurrently pay or cause to be paid to Smurfit-Stone the Break Fee, if any, payable to Smurfit-Stone under the Pre-Merger Agreement, and must concurrently with such termination enter into a definitive agreement with respect to such Acquisition Proposal. St. Laurent acknowledged and agreed that payment of the Break Fee, if any, is a condition to the valid termination of the Pre-Merger Agreement.

     St. Laurent has also acknowledged and agreed that each successive modification of any Acquisition Proposal relating to an increase of any such proposal or any other material provision of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the Pre-Merger Agreement.

CONTINUATION OF BENEFITS, EMPLOYEE PLAN AND ACCRUED VACATION AND PARTICIPATION AND BENEFIT PLANS

     Smurfit-Stone has agreed to maintain or to cause St. Laurent and its Subsidiaries to maintain, for a period of not less than one year following the Effective Date, compensation and employee benefit plans, welfare benefit plans and arrangements for employees of St. Laurent and its Subsidiaries that are, in the aggregate, no less favourable than as provided under the existing St. Laurent plans, including providing severance pay and other severance benefits to affected St. Laurent employees as of the Effective Date that are no less favourable than under the current St. Laurent plans. However, Smurfit-Stone shall have the right following the Effective Date to transfer to one or more employee benefit plans maintained by Smurfit-Stone any employee of St. Laurent or any Subsidiary who becomes an employee of Smurfit-Stone or any of its Subsidiaries and to terminate the employment of any employee pursuant to a good faith exercise of its managerial discretion.

     Smurfit-Stone has undertaken to honour or to cause St. Laurent or its Subsidiaries to honour all St. Laurent plans or other contractual commitments in effect immediately prior to the Effective Date between St. Laurent or its Subsidiaries and affected employees of St. Laurent or former employees of St. Laurent or its Subsidiaries, including, honouring all vacations, holiday, sickness and personal days accrued by such affected employees and, to the extent applicable, former employees of St. Laurent and its Subsidiaries as of the Effective Date. Employees and, to the extent applicable, former employees of St. Laurent and its Subsidiaries shall be given credit for all service rendered to St. Laurent or its Subsidiaries under all employee benefit plans and arrangements currently maintained by Smurfit-Stone or any of its Subsidiaries in which they are or become participants for the purpose of eligibility and vesting to the same extent as if such services had been rendered to Smurfit-Stone or any of its Subsidiaries. Smurfit-Stone agreed to cause to be waived any pre-existing condition or limitation under its welfare plans that might otherwise apply to an affected employee of St. Laurent or its Subsidiaries, or, to the extent applicable, a former employee of same.

INDEMNIFICATION

     Smurfit-Stone has agreed that all rights to indemnification now existing in favour of the directors or officers of St. Laurent or any Subsidiary, as provided in its articles of incorporation or by-laws which were in effect on the date of the Pre-Merger Agreement, will survive the Arrangement and continue in full force and effect for a period of not less than six years from the Effective Time.

     It has also been agreed that, for not less than six years from the Effective Time, there would be maintained coverage equivalent to that in effect under the current policies of directors' and officers' liability insurance maintained by St. Laurent or any of its Subsidiaries, as the case may be, which shall be no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Effective Time provided that Smurfit-Stone will not be required to pay an annual premium in excess of 200% of the last annual premium paid by St. Laurent.

ST. LAURENT RIGHTS PLAN

     The Board of Directors will waive the application of the St. Laurent Rights Plan, including the deferral of the "separation time" thereunder with respect to the Transaction. St. Laurent has agreed not to redeem the rights issued under the St. Laurent Rights Plan or terminate the St. Laurent Rights Plan until immediately prior to the Effective Time, unless St. Laurent is required to do so by a court of competent jurisdiction or any applicable regulatory authority.

     For a description of the St. Laurent Rights Plan, see Appendix H -- St. Laurent Rights Plan, attached to this Circular.

CONDITIONS TO CLOSING

Mutual Conditions Precedent

     The Pre-Merger Agreement provides that the respective obligations of each party to complete the Transaction are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, including the following, each of which may only be waived by the mutual consent of Smurfit-Stone and St.
Laurent:

     (a) the Arrangement shall have been approved at the Meeting by not less than 66 2/3% of the votes cast by St. Laurent Securityholders who are represented at the Meeting;

     (b) the Arrangement shall have been approved at the Meeting in accordance with any additional conditions which may be imposed by the Interim Order;

     (c) the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of St. Laurent and Smurfit-Stone, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

     (d) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Pre-Merger Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by the Pre-Merger Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by the Pre-Merger Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained; and

     (e) the Pre-Merger Agreement shall not have been otherwise terminated in accordance with its terms.

Conditions Precedent for the Benefit of St. Laurent

     The Pre-Merger Agreement provides that the obligation of St. Laurent to complete the Transaction is subject to the satisfaction or waiver, where permissible, of a number of additional conditions, including the following:

     (a) all covenants of the Smurfit-Stone Parties under the Pre-Merger Agreement to be performed on or before the Effective Date shall have been duly performed by the Smurfit-Stone Parties in all material respects;

     (b) the representations and warranties of the Smurfit-Stone Parties shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date) and St. Laurent shall have received a certificate of each of the Smurfit-Stone Parties addressed to St. Laurent and dated the Effective Date, signed on behalf of each of the Smurfit-Stone Parties by two senior executive officers of the relevant Smurfit-Stone Party, confirming the same as at the Effective Date;

     (c)  between the date of the Pre-Merger  Agreement and the Effective  Date,
          there  shall  not  have   occurred  a  Material   Adverse   Change  to
          Smurfit-Stone;

     (d) the boards of directors of the Smurfit-Stone Parties shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Smurfit-Stone Parties to permit the consummation of the Arrangement and the issuance of Smurfit-Stone Common Stock pursuant to the Arrangement and upon the exercise from time to time of the Replacement Options;

     (e) the Smurfit-Stone Common Stock issuable pursuant to the Arrangement or upon exercise of the Replacement Options from time to time shall have been approved for listing on NASDAQ, subject to notice of issuance; and

     (f) the issuance and first resale of the shares of Smurfit-Stone Common Stock to be issued to the holders of St. Laurent Common Shares as of the Effective Time shall be permitted without qualification with or approval of or the filing of any document under any securities legislation, except (i) with respect to the Affiliates who shall receive Smurfit-Stone Common Stock subject to the terms and restrictions of the Affiliate's Letter, and (ii) any restrictions or transfer by reason of a holder being a "control person" of any Smurfit-Stone Party or St. Laurent for the purposes of Canadian, federal, provincial or territorial securities legislation.

     St. Laurent may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by St. Laurent with its obligations under the Pre-Merger Agreement if the condition precedent would have been satisfied but for a material default by St. Laurent in complying with its obligations under the Pre-Merger Agreement.

Conditions Precedent for the Benefit of the Smurfit-Stone Parties

     The Pre-Merger Agreement provides that the obligation of the Smurfit-Stone Parties to complete the Transaction is subject to the satisfaction or waiver, where permissible, of a number of additional conditions, including the following:

     (a) all covenants of St. Laurent under the Pre-Merger Agreement to be performed on or before the Effective Date shall have been duly performed by St. Laurent in all material respects;

     (b) the representations and warranties of St. Laurent shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date) or except as affected by transactions contemplated as permitted by the Pre-Merger Agreement and the Smurfit-Stone Parties shall have received a certificate of St. Laurent addressed to the Smurfit-Stone Parties and dated the Effective Date, signed on behalf of St. Laurent by the

          Chief Executive Officer and Chief Financial Officer of St. Laurent, confirming the same as at the Effective Date;

     (c) between the date of the Pre-Merger Agreement and the Effective Date, there shall not have occurred a Material Adverse Change to St. Laurent; and

     (d) the Board of Directors shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by St. Laurent and the St. Laurent Subsidiaries to permit the consummation of the Arrangement.

     The Smurfit-Stone Parties may not rely on the failure to satisfy any of the conditions precedent set forth above as a basis for non-compliance by the Smurfit-Stone Parties with their obligations under the Pre-Merger Agreement if the condition precedent would have been satisfied but for a material default by the Smurfit-Stone Parties in complying with their obligations under the Pre-Merger Agreement.

Notice and Cure Provisions

     The Smurfit-Stone Parties and St. Laurent must each give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Pre-Merger Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of the other party contained in the Pre-Merger Agreement to be untrue or inaccurate in any material respect on the date of the Pre-Merger Agreement or on the Effective Date; or (ii) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other party under the Pre-Merger Agreement prior to the Effective Date.

     Neither the Smurfit-Stone Parties nor St. Laurent may elect not to complete the Transaction pursuant to the conditions precedent contained in the Pre-Merger Agreement, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order, the Smurfit-Stone Parties or St. Laurent, as the case may be, have delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Smurfit-Stone Parties or St. Laurent, as the case may be, are asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Smurfit-Stone Parties or St. Laurent, as the case may be, are proceeding diligently to cure such matter, if such matter is susceptible to being cured using commercially reasonable efforts, the other may not terminate the Pre-Merger Agreement as a result thereof until the later of August 30, 2000 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Meeting, the Meeting will be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing will be postponed until the expiry of such period. In the event that such matter is cured within the time period referred to herein, the Pre-Merger Agreement may not be terminated.

Satisfaction of Conditions

     The conditions precedent set out in the Pre-Merger Agreement will be conclusively deemed to have been satisfied, waived or released when, with the agreement of Smurfit-Stone and St. Laurent, a certificate of arrangement in respect of the Arrangement is issued by the Director.

     The parties to the Pre-Merger Agreement agreed that no condition to the obligation of the Smurfit-Stone Parties to complete the transactions contemplated by the Pre-Merger Agreement with respect to the covenants of St. Laurent thereunder having been performed, the representations and warranties of St. Laurent or the absence of a Material Adverse Change in respect of St. Laurent will be deemed not to have been satisfied as a result of any occurrence or circumstance directly or indirectly related to the effect of the existence or performance of the Pre-Merger Agreement or the transactions contemplated thereby on any existing agreements of St. Laurent or its Affiliates relating to the St. Laurent Partially-Owned Entity or its Affiliates or St. Laurent's relations with such Persons referred to in the St. Laurent Disclosure Letter.

AMENDMENT AND WAIVER

     The Pre-Merger Agreement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of St. Laurent and the Smurfit-Stone Parties to:

     (a) change the time for performance of any of the obligations or acts of the parties;

     (b) waive any inaccuracies or modify any representations contained in the Pre-Merger Agreement or in any document delivered pursuant to the Pre-Merger Agreement;

     (c) waive any compliance with or modify any of the covenants in the Pre-Merger Agreement and waive or modify performance of any of the obligations of the parties; or

     (d) waive compliance with or modify any conditions precedent contained in the Pre-Merger Agreement provided, however, that any such change, waiver or modification does not invalidate any security holder approval of the Arrangement.

TERMINATION

     Smurfit-Stone or St. Laurent may terminate the Pre-Merger Agreement if any condition to Closing in the respective party's favour has not been satisfied at or prior to the Effective Date other than as a result of a material default by the terminating party subject in some cases (as described above under "Conditions to Closing -- Notice and Cure Provisions") to a cure period. In addition, the Pre-Merger Agreement may be terminated, in each case, prior to the Effective Date:

     (a) by the mutual agreement of St. Laurent and the Smurfit-Stone Parties (without further action on the part of the St. Laurent Securityholders if terminated after the holding of the Meeting);

     (b) by either St. Laurent or Smurfit-Stone, if there shall be passed any law or regulation applicable to Smurfit-Stone or St. Laurent, as the case may be, that makes consummation of the transactions contemplated by the Pre-Merger Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining Smurfit-Stone or St. Laurent from consummating the transactions contemplated by the Pre-Merger Agreement is entered and such injunction, order or decree shall become final and non-appealable;

     (c) by Smurfit-Stone if (i) the Board of Directors of St. Laurent shall have failed to recommend or shall have withdrawn or modified or changed in a manner adverse to Smurfit-Stone its approval or recommendation of the Pre-Merger Agreement or the Arrangement or shall have recommended an Acquisition Proposal, or (ii) St. Laurent shall have materially and wilfully breached its covenants contained in the Pre-Merger Agreement or shall have accepted a Superior Proposal in violation of Section 4.6 of the Pre-Merger Agreement, or (iii) through the fault of St. Laurent (whether by commission or omission), the Arrangement is not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of the St. Laurent Securityholders at the Meeting;

     (d) by St. Laurent in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to the payment of the Break Fee, if any, and compliance with the notice requirements of
          Section 4.6 of the Pre-Merger Agreement; or

     (e) by St. Laurent or Smurfit-Stone if St. Laurent Securityholder approval shall not have been obtained by reason of the failure to obtain the required vote at the Meeting;

in each case, prior to the Effective Date.

     If the Effective Date does not occur on or prior to the Drop Dead Date, then the Pre-Merger Agreement will terminate automatically.

     If the Pre-Merger Agreement is terminated by either Smurfit-Stone or St. Laurent, the Pre-Merger Agreement will forthwith become null and void and there will be no liability or obligation on the part of either Smurfit-Stone or St. Laurent (or any of their respective directors, officers, representatives or Affiliates) for any liability except for a willful breach of a party's representations, warranties, covenants or agreements contained in the Pre-Merger Agreement or the provisions of the Pre-Merger Agreement dealing with the payment of the Break Fee and the payment of expenses by St. Laurent to Smurfit-Stone in certain circumstances, which provisions shall survive the termination of the Pre-Merger Agreement.

BREAK FEE

     If:

     (a) St. Laurent shall have terminated the Pre-Merger Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal, after having provided Smurfit-Stone with the opportunity, pursuant to Section 4.6 of the Pre-Merger Agreement, to amend the Pre-Merger Agreement;

     (b) Smurfit-Stone shall have terminated the Pre-Merger Agreement as result of (i) the Board of Directors having failed to recommend or having withdrawn, modified or changed in a manner adverse to Smurfit-Stone its approval or recommendation of the Pre-Merger Agreement or the Arrangement or having recommended an Acquisition Proposal, or (ii) through the fault of St. Laurent (whether by commission or omission), the Arrangement is not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of the St. Laurent Securityholders at the Meeting; or

     (c) St. Laurent or Smurfit-Stone shall have terminated the Pre-Merger Agreement if St. Laurent Securityholder approval has not been obtained by reason of the failure to obtain the required vote at the Meeting, and (i) a bona fide Acquisition Proposal has been made by any Person other than a Smurfit-Stone Party prior to the Meeting and not withdrawn more than five days prior to the vote of the St. Laurent Securityholders, and (ii) St. Laurent enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, after the date of the Pre-Merger Agreement and prior to the expiration of 12 months following termination of the Pre-Merger Agreement, unless at the time of the Meeting a Specified Smurfit-Stone Event has occurred and is continuing; then in any such case St. Laurent must pay to Smurfit-Stone $30 million in immediately available funds. Such payment shall be due (i) in the case of a termination specified in paragraph (a) above prior to the termination of the Pre-Merger Agreement, (ii) in the case of a termination specified in paragraph (b) above within five Business Days after written notice of termination by Smurfit-Stone, or (iii) in the case of a termination specified in paragraph (c) above at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. If St. Laurent pays the Break Fee to Smurfit-Stone as a result of the occurrence of any of the events referred to in paragraphs (a), (b) or (c) above, the Smurfit-Stone Parties will have no other remedy for breach of the Pre-Merger Agreement by St. Laurent.

CONFIDENTIALITY AGREEMENTS

     In accordance with the Confidentiality Agreements, each of Smurfit-Stone and St. Laurent has acknowledged that certain information provided to it will be non-public and/or proprietary in nature (the "Information"). Except as set forth below, each of Smurfit-Stone and St. Laurent agreed to keep the Information confidential and not to, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and not to use it for any purpose other than to evaluate the transactions as contemplated by the Pre-Merger Agreement. Each of Smurfit-Stone and St. Laurent has agreed to make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted by the Confidentiality Agreements and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the representatives of each of Smurfit-Stone and St. Laurent who require access to the same to assist it in proceeding in good faith with the transactions as contemplated by the Pre-Merger Agreement and whose assistance is required for such purposes, provided that it has first informed such representatives to whom Information is provided that the representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information.

     The foregoing confidentiality obligations do not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of disclosure by Smurfit-Stone or St. Laurent or its representatives; (ii) become available to Smurfit-Stone or St. Laurent on a non-confidential basis from a source other than, directly or indirectly, the other party or its representatives, provided that such source is not, to the knowledge of the first party or its representatives, aware of the confidentiality obligations set forth in the Confidentiality Agreements or other legal, contractual or fiduciary confidentiality obligations; or (iii) were known to Smurfit-Stone or St. Laurent or were in its possession on a non-confidential basis prior to being disclosed to it by the other party or by someone on its behalf, provided that such source is not aware of the confidentiality obligations set forth in the Confidentiality Agreements or other legal, contractual or fiduciary confidentiality obligations. Each of St. Laurent and Smurfit-Stone has agreed that for a period of two years from the date of the Confidentiality Agreements, each company and its respective representatives would not, directly or indirectly, for the benefit of either company or that of a third party, employ, solicit for employment or attempt to employ or divert any officer or key employee of the other company or any of its subsidiaries or affiliates. In the event that either St. Laurent or Smurfit-Stone, or their respective representatives are requested or required to disclose any confidential information, prompt written notice of such request or requirement must be given to the other party so that such party may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of the Confidentiality Agreements. In the event that a protective order or other remedy is obtained or one party waives compliance with the relevant provisions of the Confidentiality Agreements, the party requested or ordered to make disclosure of the Information will furnish only a portion of the Information which, in the written opinion of counsel to such party is legally required to be disclosed.

     Pursuant to the Pre-Merger Agreement, St. Laurent and Smurfit-Stone have acknowledged that certain Information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Appropriate Regulatory Approvals, (ii) preparing this Circular, (iii) avoiding conflicts, (iv) integrating the operations of Smurfit-Stone and St. Laurent and
(v) arranging the financing necessary to consummate the transactions contemplated in the Pre-Merger Agreement.

                INVESTMENT CONSIDERATIONS AND OTHER RISK FACTORS

     The following investment considerations and risk factors should be considered by St. Laurent Securityholders in evaluating whether to approve the Arrangement. These investment considerations should be considered in conjunction with the other information included in this Circular.

U.S. AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF ST. LAURENT COMMON SHARES

     The exchange by U.S. and Canadian Holders of St. Laurent Common Shares for Smurfit-Stone Common Stock and cash will be a taxable event for United States and Canadian federal income tax purposes for a more detailed discussion, see "Income Tax Considerations for St. Laurent Securityholders".

FIXED EXCHANGE CONSIDERATION DESPITE POTENTIAL CHANGES IN STOCK PRICES

     Each St. Laurent Common Share (other than shares held in the treasury of St. Laurent) will be exchanged at the Effective Time for $12.50 payable in cash plus 0.5 shares of Smurfit-Stone Common Stock. The Security Portion of the Exchange Consideration is a fixed number and will not be adjusted in the event of any increases or decreases in the price of either Smurfit-Stone Common Stock or St. Laurent Common Shares. Accordingly, holders of St. Laurent Common Shares will not be able to determine at the time they vote on the Arrangement the value of the Smurfit-Stone Common Stock they will receive at the Effective Time. In addition, St. Laurent will not have the right to terminate the Pre-Merger Agreement or elect not to consummate the Arrangement as a result of changes in the market prices of either company's common stock. The prices of Smurfit-Stone Common Stock and St. Laurent Common Shares at the Effective Time may vary from their respective prices at the date of this Circular and at the date of the Meeting. Such variations may be the result of changes in the business, operations or prospects of Smurfit-Stone or St. Laurent, market assessments of the likelihood that the Arrangement will be consummated, the timing thereof and the prospects of the Arrangement and post-Arrangement operations, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the date on which the Meeting occurs, there can be no assurance that the prices of Smurfit-Stone Common Stock and St. Laurent Common Shares on the date of the Meeting will be indicative of their respective prices at the Effective Time. In addition, historical market prices are not indicative of future market prices. St. Laurent Securityholders are urged to obtain current market quotations for Smurfit-Stone Common Stock and St. Laurent Common Shares.

RISKS RELATING TO INTEGRATION OF OPERATIONS; REALIZATION OF SYNERGIES

     Smurfit-Stone and St. Laurent expect to realize significant cost savings and other synergies from the Arrangement, but there can be no assurance regarding when or the extent to which these will be achieved or the costs associated therewith. Smurfit-Stone and St. Laurent will face significant challenges in integrating their operations. The integration will require substantial attention from management. The diversion of management's attention from the existing businesses of Smurfit-Stone and St. Laurent could have an adverse impact on Smurfit-Stone's operating results and financial condition and the value of its Smurfit-Stone Common Stock.

SUBSTANTIAL LEVERAGE

     Smurfit-Stone has a highly leveraged capital structure. As of March 31, 2000, Smurfit-Stone and St. Laurent had approximately $4.9 billion and $386 million of outstanding indebtedness, respectively. In addition, Smurfit-Stone intends to incur additional indebtedness of $1.05 billion to finance the Transaction and to repay St. Laurent's indebtedness under existing credit agreements.

     The level of Smurfit-Stone's indebtedness could have significant consequences for Smurfit-Stone and its stockholders, including the following:
(i) Smurfit-Stone may be required to seek additional sources of capital, including additional borrowings under its existing credit facilities, other private or public debt or equity financings to service or refinance its indebtedness, none of which may be available on favourable terms, (ii) a substantial portion of Smurfit-Stone's cash flow from operations will be necessary to meet the payment of principal and interest on its indebtedness and other obligations and will not be available for Smurfit-Stone's working capital, capital expenditures and other general corporate purposes, (iii) Smurfit-Stone's level of indebtedness could make it more vulnerable to economic downturns, and reduce its operational and business flexibility in responding to changing business and economic conditions and (iv) Smurfit-Stone will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage. In addition, borrowings under Smurfit-Stone's credit agreements are, and borrowings under its new credit agreements to be entered into in connection with the financing of the Transaction will be at variable rates of interest, which will expose Smurfit-Stone to the risk of increased interest rates. See "Information Concerning Smurfit-Stone -- Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources".

ABILITY TO SERVICE DEBT; LIQUIDITY

     Assuming completion of the Arrangement, Smurfit-Stone will have scheduled principal payments for indebtedness of approximately $55 million, $70 million and $1.4 billion in 2000, 2001 and 2002, respectively.

     The ability of Smurfit-Stone and its Subsidiaries to meet their obligations and to comply with the financial covenants contained in their respective debt instruments will be largely dependent upon the future performance of Smurfit-Stone and its Subsidiaries, which will be subject to financial, business and other factors affecting them. Many of these factors will be beyond Smurfit-Stone's control, such as the state of the economy, the financial markets, demand for and selling prices of its products, costs of its raw materials and legislation and other factors relating to the paperboard and packaging products industries generally or to specific competitors.

     In the event that net proceeds from borrowings or other financing sources and from operating cash flows and any divestitures do not provide sufficient liquidity for Smurfit-Stone to meet its operating and debt service requirements, Smurfit-Stone will be required to pursue other alternatives to repay indebtedness and improve liquidity, including sales of other assets, cost reductions, deferral of certain discretionary capital expenditures and seeking amendments or waivers to their debt instruments. No assurance can be given that such measures could be successfully completed or would generate the liquidity required by Smurfit-Stone to operate its business and service its obligations. If Smurfit-Stone is not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or if Smurfit-Stone fails to comply with the various covenants in its various debt instruments, it would be in default under the terms thereof, which would permit the debtholders thereunder to accelerate the maturity of such indebtedness and would cause defaults under other indebtedness of Smurfit-Stone.

INDUSTRY CONDITIONS; CYCLICALITY

     Smurfit-Stone's and St. Laurent's operating results reflect the general cyclical pattern of the industry. The vast majority of Smurfit-Stone's and St. Laurent's products are commodities, resulting in extreme price competition. The industry in which Smurfit-Stone and St. Laurent compete has had substantial over-capacity for several years. In addition, the industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. These conditions have contributed to substantial price competition and volatility in the industry. In the event of a recession, demand and prices are likely to drop substantially.

     The sales and profitability of Smurfit-Stone and St. Laurent have historically been more sensitive to price changes than changes in volume. Future decreases in price for Smurfit-Stone's and St. Laurent's products would adversely affect their operating results. These factors, coupled with Smurfit-Stone's highly leveraged financial position, may adversely impact Smurfit-Stone's ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

RESTRICTIVE COVENANTS; LIMITED ABILITY TO INCUR INDEBTEDNESS

     Smurfit-Stone's ability to incur additional indebtedness, and in certain cases refinance outstanding indebtedness, is, and upon consummation of the Transaction will be, significantly limited or restricted under the agreements relating to the existing indebtedness of Smurfit-Stone and its Subsidiaries. The agreements contain covenants that restrict, among other things, the ability of Smurfit-Stone and its Subsidiaries to incur indebtedness, pay dividends, repurchase or redeem capital stock, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In addition, Smurfit-Stone is, and upon consummation of the Transaction will be, limited in its ability to move capital freely within Smurfit-Stone and its Subsidiaries. The limitations contained in such agreements, together with the highly leveraged capital structure of Smurfit-Stone and its Subsidiaries, could limit the ability of Smurfit-Stone and its Subsidiaries to effect future debt or equity financings and may otherwise restrict their corporate activities, including their ability to avoid defaults, provide for capital expenditures, take advantage of business opportunities or respond to advantageous market conditions.

INFLUENCE OF SIGNIFICANT STOCKHOLDER

     SIBV, a significant stockholder of Smurfit-Stone, has and, upon consummation of the Arrangement will continue to have, by reason of its direct and indirect ownership of shares of Smurfit-Stone Common Stock, a significant effect on the outcome of the vote on all matters submitted to a vote of holders of Smurfit-Stone Common Stock. The presence of SIBV as a significant stockholder may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of Smurfit-Stone, even if such events might be favourable to Smurfit-Stone or its stockholders. See "Information Concerning Smurfit-Stone -- Directors and Officers", "Information Concerning Smurfit-Stone --Principal Holders of Smurfit-Stone Common Stock" and "Information Concerning Smurfit-Stone -- Interest of Management and Others in Material Transactions -- Subscription Agreement".

COMPETITION

     The paperboard and packaging products industries are highly competitive, and no single company is dominant. Smurfit-Stone's and St. Laurent's competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which Smurfit-Stone and St. Laurent compete are particularly sensitive to price fluctuations as well as other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of Smurfit-Stone's and St. Laurent's competitors become more successful with respect to any key competitive factor, Smurfit-Stone's and St. Laurent's businesses could be materially adversely affected. The market for folding cartons and market pulp are also highly competitive. Many of Smurfit-Stone's and St. Laurent's competitors are less leveraged and have financial and other resources greater than those of Smurfit-Stone and St. Laurent and are able to better withstand the adverse nature of the business cycle.

     No assurance can be given that Smurfit-Stone will be able to maintain all or a substantial majority of the sales volume to Smurfit-Stone's and St. Laurent's customers, due in part to the tendency of certain customers to diversify their suppliers.

RAW MATERIALS

     Wood fiber and recycled fiber, the principal raw materials used in the manufacture of Smurfit-Stone's and St. Laurent's products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In addition, the supply and price of wood fiber in particular is dependent upon a variety of factors over which Smurfit-Stone and St. Laurent have no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather. A decrease in the supply of wood fiber has caused, and likely will continue to cause, higher wood fiber costs in some of the regions in which Smurfit-Stone and St. Laurent procure wood. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber has caused from time to time a tightness in the supply of recycled fiber and at those times a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. While Smurfit-Stone and St. Laurent have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to their mills, there can be no assurance that this will continue to be the case for any or all of their mills.

ENVIRONMENTAL MATTERS

     Federal, state, provincial, foreign and local environmental requirements, particularly relating to air and water quality, are a significant factor in Smurfit-Stone's and St. Laurent's businesses. Smurfit-Stone and St. Laurent in the past have had, and Smurfit-Stone in the future may face, environmental liability for the costs of remediating soil or groundwater that is or was contaminated by Smurfit-Stone or St. Laurent or by a third party at various sites which are now or were previously owned or operated by Smurfit-Stone or St. Laurent. There also may be similar liability at sites with respect to which either Smurfit-Stone or St. Laurent has received notice that it may be a potentially responsible party ("PRP") and which are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), analogous state laws and other laws concerning hazardous substance contamination. St. Laurent has received a notice of violation under the Clean Air Act for its mill located in West Point, Virginia pursuant to which remediation work may need to be conducted and fines and penalties paid. Smurfit-Stone and St. Laurent have incurred in the past, and may incur in the future, civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims. Smurfit-Stone and St. Laurent in the past have made significant expenditures to comply with environmental regulations and expect to make significant expenditures in the future. Smurfit-Stone and St. Laurent have reserves based on current information to address environmental liabilities; however, additional significant expenditures could be required due to changes in law or the discovery of new information, and those expenditures could have a material adverse effect on Smurfit-Stone's financial condition. In addition, Smurfit-Stone and St. Laurent are required to make significant environmental capital expenditures on an annual basis, and those expenditures are expected to increase significantly in the next several years. The United States Environmental Protection Agency ("EPA") has finalized parts of a comprehensive rule governing the pulp, paper and paperboard industry (the "Cluster Rule"). In order to comply with those parts of the Cluster Rule that have been finalized, Smurfit-Stone estimates that it may require the incurrence of approximately $310 million in capital expenditures, the majority of which will be spent over the next three to five years and St. Laurent estimates capital expenditures of approximately $20 million during the period 2000 through 2003 to meet the Cluster Rule requirements. The ultimate cost of complying with the parts of the regulations that have been finalized, or with regulations that have not yet been finalized, cannot be predicted with certainty, however, until further engineering studies are completed, and non-final regulations are finalized. There can be no assurance that the foregoing costs and liabilities, either individually or in the aggregate, will not have a material adverse effect on Smurfit-Stone's financial condition in the future. See "Information Concerning Smurfit-Stone -- Legal Proceedings" and "Information Concerning St. Laurent -- Environmental Compliance".

FOREIGN CURRENCY/EXCHANGE RATE FLUCTUATION RISKS

     Smurfit-Stone does not currently engage in, nor does Smurfit-Stone currently anticipate engaging in, hedging or other transactions intended to manage foreign currency exchange risks. See "Information Concerning Smurfit-Stone -- Management's Discussion and Analysis of Financial Condition and Results of Operations." Smurfit-Stone has operations throughout the United
States, Canada, Europe and Latin America and St. Laurent has operations throughout the United States and Canada. For both Smurfit-Stone and St. Laurent, the functional currency for the majority of its operations is the applicable local currency, other than for operations in highly inflationary economies where the functional currency is the U.S. dollar. These factors substantially mitigate any potential foreign currency exchange risk. Nonetheless, Smurfit-Stone's stockholders' equity is directly affected by exchange rates by (i) translations into U.S. dollars for financial reporting purposes of the assets and liabilities of its foreign operations conducted in local currencies and (ii) gains or losses from foreign operations conducted in U.S. dollars. In addition, Smurfit-Stone and St. Laurent compete with foreign producers, particularly in Northern Europe. Any revaluation of the U.S. dollar relative to Northern European currencies or the European common currency would cause Smurfit-Stone's and St. Laurent's products to be less cost competitive.

                               REGULATORY MATTERS

INVESTMENT CANADA ACT

     Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of 45 days after filing; however, the Minister may unilaterally extend the initial review period prior to its expiration by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review.

     The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the\effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets.

If the Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

     As the Transaction is a Reviewable Transaction, Stone filed an application with the Investment Review Division of Industry Canada on March 31, 2000. The Minister may unilaterally extend the initial review period at any time on or prior to May 15, 2000 to a further 30 days or such other period as may be mutually agreed upon with the applicant to permit the completion of the review. The obligations of St. Laurent and Smurfit-Stone to consummate the Transaction are subject to the condition that the Minister has concluded that the Transaction is of net benefit to Canada.

COMPETITION ACT (CANADA)

     Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada with respect to which certain financial thresholds are passed requires prior notification to the Competition Commissioner. If a transaction is a Notifiable Transaction, notification must be made either on the basis of a short-form filing (in respect of which there is a 14 day statutory waiting period) or a long-form filing (in respect of which there is a 42 day statutory waiting period). The decision as to whether to make a short-form or long-form filing is at the discretion of the parties. If a short-form filing is made, the Competition Commissioner may, within the 14 day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing.

     A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired. However, the Competition Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period. Upon completion of the Competition Commissioner's review of a Notifiable Transaction, the Competition Commissioner may decide to:

     (a) challenge the Notifiable Transaction, if the Competition Commissioner concludes that it is likely to substantially lessen or prevent competition and seek an order of the Competition Tribunal: (i) prohibiting the completion of the Notifiable Transaction on an interim or permanent basis if the parties insist on proceeding with it without addressing the Competition Commissioner's concerns; (ii) requiring the divestiture of shares or assets or the dissolution of the Notifiable Transaction, if it has been completed; and (iii) with the consent of the person against whom the order is directed, requiring that person to take any other action;

     (b) issue a letter (a "No Action Letter") or an advisory opinion stating that the Competition Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction; or

     (c) issue an advance ruling certificate (an "ARC"). Where an ARC is issued and the Notifiable Transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Competition Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

     The Transaction is a Notifiable Transaction. The obligations of St. Laurent and Smurfit-Stone to consummate the Transaction are subject to the condition that the applicable statutory waiting period following notification under the Competition Act has expired and that the Competition Commissioner has issued an ARC or a No Action Letter in respect of the Arrangement.

     The parties completed the filing of a short-form notification with the Competition Commissioner on March 29, 2000. The 14 day statutory waiting period expired on April 12, 2000.

HART-SCOTT RODINO ACT

     Under the HSR Act, certain transactions, including the Transaction, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the specified waiting period either expires or is terminated prior to the expiration date by the FTC and the Antitrust Division. St. Laurent and Smurfit-Stone filed the required Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division on March 6, 2000. The waiting period under the HSR Act was terminated on April 3, 2000. Notwithstanding the foregoing, there can be no assurance that a challenge to the consummation of the Transaction on antitrust grounds will not be made or that, if such a challenge were made, St. Laurent and Smurfit-Stone would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to consummate the Transaction.

       INCOME TAX CONSIDERATIONS TO HOLDERS OF ST. LAURENT COMMON SHARES

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Goodman Phillips & Vineberg, Canadian counsel for St. Laurent, the following is a summary of the principal Canadian federal income tax considerations under the Canadian Tax Act with respect to receiving, holding and disposing of Smurfit-Stone Common Stock and cash pursuant to the Arrangement generally applicable to holders of St. Laurent Common Shares who, for purposes of the Canadian Tax Act and at all relevant times, hold and will hold their St. Laurent Common Shares as capital property and deal and will deal at arm's length and are not and will not be affiliated with St. Laurent, Smurfit, Newco or Stone. This summary does not apply to holders of St. Laurent Common Shares with respect to whom Smurfit is or will be a foreign affiliate within the meaning of the Canadian Tax Act.

     St. Laurent Common Shares will generally be considered to be capital property to holders of St. Laurent Common Shares unless held in the course of carrying on a business or in an adventure in the nature of trade for purposes of the Canadian Tax Act. Holders of St. Laurent Common Shares who are Canadian Residents and whose St. Laurent Common Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act. Holders of St. Laurent Common Shares who do not hold their St. Laurent Common Shares as capital property should consult their own tax advisors regarding their particular circumstances, as this summary does not apply to such holders. This summary does not take into account the potential application to certain "financial institutions" of the "mark-to-market" rules (as defined in the Canadian Tax Act).

     This summary is based on the Canadian Tax Act, the regulations thereunder and counsel's understanding of published administrative practices and policies of the Canada Customs and Revenue Agency, all in effect as of the date of this Circular. This summary takes into account all Proposed Amendments to the Canadian Tax Act, including the February 28, 2000 federal budget measures, although no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from the Canada Customs and Revenue Agency to confirm the tax consequences of any of the transactions described herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OF ST. LAURENT COMMON SHARES. HOLDERS OF ST. LAURENT COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

     For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Smurfit-Stone Common Stock (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted into Canadian dollars based on the United States dollar exchange rate generally prevailing at the time such amounts arise. In computing a holder of St. Laurent Common Shares' liability for tax under the Canadian Tax Act, any cash amounts received by such holder in United States dollars must be converted into the Canadian dollar equivalent, and the amount of any non-cash consideration received by such holder must be expressed in Canadian dollars at the time such consideration is received.

HOLDERS OF ST. LAURENT COMMON SHARES RESIDENT IN CANADA

     The following portion of the summary is applicable to a holder of St. Laurent Common Shares who is or is deemed to be a Canadian Resident at all relevant times.

Exchange of St. Laurent Common Shares for Smurfit-Stone Common Stock and Cash

     Any holder of St. Laurent Common Shares who exchanges St. Laurent Common Shares for Smurfit-Stone Common Stock and cash under the Arrangement will be considered to have disposed of the St. Laurent Common Shares exchanged for proceeds of disposition equal to the sum of (i) the fair market value of Smurfit-Stone Common Stock acquired by such holder on the exchange; and (ii) the cash received as part of the consideration for such St. Laurent Common Shares (including any cash received by such holder in respect of a fractional
Smurfit-Stone Common Stock) and, as a result, such holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the St. Laurent Common Shares immediately before the exchange. See "Taxation of Capital Gain or Capital Loss" below. The cost to the holder of St. Laurent Common Shares of Smurfit-Stone Common Stock acquired on the exchange of St. Laurent Common Shares will be equal to the fair market value of the Smurfit-Stone Common Stock at the time of the exchange received under the Arrangement, to be averaged with the adjusted cost base to such holder of any other Smurfit-Stone Common Stock held by such holder as capital property.

Dividends on Smurfit-Stone Common Stock

     Dividends received or deemed to be received on Smurfit-Stone Common Stock, including the amount of any taxes withheld therefrom, will be required to be included in the recipient's income for the purposes of the Canadian Tax Act. Such amounts received or deemed to be received by an individual stockholder will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from corporations resident in Canada. A holder of Smurfit-Stone Common Stock that is a corporation will include such amounts in computing its income and generally will not be entitled to deduct such amounts in computing its taxable income. A holder of Smurfit-Stone Common Stock that is a Canadian-controlled private corporation may be liable to pay an additional tax of 6 2/3% on such amounts. United States withholding tax on such amounts will be treated as a foreign income tax eligible for credit against such holder's Canadian federal income taxes or for deduction in computing such holder's income in the circumstances and to the extent prescribed in the Canadian Tax Act. See "United States Federal Income Tax Considerations -- Non-U.S. Holders -- Dividends on Smurfit-Stone Common Stock" below.

Disposition of Smurfit-Stone Common Stock

     In general, a holder of Smurfit-Stone Common Stock that disposes of (or is deemed to dispose of) such stock will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received (or deemed to be received) by such holder in respect of such disposition, net of any reasonable costs of disposition, exceed (or are less that) the adjusted cost base of such stock to such holder immediately before such disposition, all for the purposes of the Canadian Tax Act. See "Taxation of Capital Gain or Capital Loss" below.

Taxation of Capital Gain or Capital Loss

     Generally, three-quarters of the amount of any capital gain (the "taxable capital gain") realized by a holder of St. Laurent Common Shares must be included in computing the holder of St. Laurent Common Shares' income for the year of disposition, and three-quarters of the amount of any capital loss (the "allowable capital loss") realized by the holder of St. Laurent Common Shares in a taxation year may be deducted from any taxable capital gains realized by the holder of St. Laurent Common Shares in the year. Under the February 28, 2000 federal budget measures, the inclusion and deduction rate for capital gains and capital losses, respectively, will be reduced from three-quarters to two-thirds for capital gains and capital losses realized after February 27, 2000, subject to transitional rules for dispositions that occur during a taxation year which includes February 27, 2000.

     Any excess of allowable capital losses over taxable capital gains for a taxation year may generally be carried back and deducted in any of the preceding three taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and subject to the limitations prescribed in the Canadian Tax Act. Generally, where such allowable capital losses are used to offset net taxable capital gains in another taxation year for which the capital gains inclusion rate is different, the amount of the allowable capital losses are adjusted to match the inclusion rate in effect for the taxation year in which the losses are being applied.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

     If the holder of a St. Laurent Common Share is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a St. Laurent Common Share or where a trust or a partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.

Foreign Property Information Reporting

     In general, a "specified Canadian entity", as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Canadian Tax Act, at any time in the year or fiscal period exceeds Cdn.$100,000, is required to file an information return for the year or period disclosing certain information including particulars of the holder's investment in such property. A specified Canadian entity means a taxpayer resident in Canada in the year, other than a corporation or a trust exempt from tax under Part I of the Canadian Tax Act, a non-resident-owned investment corporation, a mutual fund corporation, a mutual fund trust and certain other entities. Smurfit-Stone Common Stock will be specified foreign property to a holder. Accordingly, holders of such specified foreign property should consult their own tax advisors in connection with any requirement they may have to file such an information return.

Eligibility for Investment

     Qualified Investments. Smurfit-Stone Common Stock will be qualified investments for trusts governed by RRSPs, RRIFs, DPSPs and "registered education savings plans", as defined in the Canadian Tax Act, provided such shares remain listed on NASDAQ (or are listed on another prescribed stock exchange).

     Foreign Property. Smurfit-Stone Common Stock will be foreign property to a holder under the Canadian Tax Act. Accordingly, holders of such foreign property should consult with their own tax advisors in connection with the consequences to them under the Canadian Tax Act of holding such foreign property.

Dissenting Shareholders

     A Dissenting Shareholder is entitled, if the Arrangement becomes effective, to receive the fair value of St. Laurent Common Shares held by the Dissenting Shareholder. The Dissenting Shareholder will be considered to have disposed of the St. Laurent Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder less the amount of any deemed dividend referred to below and any interest awarded by the Court. See "Taxation of Capital Gain or Capital Loss" above. Where the amount is received from St. Laurent, the holder of St. Laurent Common Shares also will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) exceeds the paid-up capital of such shareholder's St. Laurent Common Shares. In the case of a holder of St. Laurent Common Shares that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder's income for the purposes of the Canadian Tax Act. Pursuant to the Proposed Amendments, a Dissenting Shareholder will not be entitled to the benefit of the "replacement property" provisions of the Canadian Tax Act.

HOLDERS OF ST. LAURENT COMMON SHARES NOT RESIDENT IN CANADA

     The following portion of the summary is generally applicable to a holder of St. Laurent Common Shares who, for purposes of the Canadian Tax Act, has not been and will not be resident (or deemed resident) in Canada at any time while such holder of St. Laurent Common Shares has held St. Laurent Common Shares and will hold Smurfit-Stone Common Stock and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act) and who does not and is not deemed to carry on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

     Generally, St. Laurent Common Shares and Smurfit-Stone Common Stock will not be taxable Canadian property provided that the holder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and, in the case of the St. Laurent Common Shares such shares are listed on a prescribed stock exchange (which currently includes the TSE) and the holder, persons with whom the holder does not deal at arm's length or the holder together with all such persons has not owned (taking into account any interest in or option in respect of the shares) 25% or more of the issued shares of any class or series of the capital stock of St. Laurent at any time during the 60-month period preceding the date of disposition.

Exchange of St. Laurent Common Shares for Smurfit-Stone Common Stock and Cash

     A holder of St. Laurent Common Shares who is not resident in Canada will not be subject to tax under the Canadian Tax Act on the exchange of St. Laurent Common Shares for Smurfit-Stone Common Stock and cash under the Arrangement or the sale or other disposition of, or any dividends received on, the Smurfit-Stone Common Stock.

Dissenting Shareholders

     Dividends (including deemed dividends) paid or credited (or deemed to be paid or credited) to holders of St. Laurent Common Shares will be subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25% unless such rate is reduced under the provisions of an applicable income tax treaty.

     Where a holder of St. Laurent Common Shares is deemed to have received a taxable dividend or interest consequent upon the exercise of Dissent Rights (see "Income Tax Considerations to Holders of St. Laurent Common Shares -- Holders of St. Laurent Common Shares Resident in Canada -- Dissenting Shareholders"), such amounts will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations generally applicable to U.S. Holders (as defined below) who receive Smurfit-Stone Common Stock and cash and Non-U.S. Holders (as defined below) who receive Smurfit-Stone Common Stock and cash pursuant to the Arrangement. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of St. Laurent Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a beneficial owner of St. Laurent Common Shares that is not a U.S. Holder.

     This summary does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders and Non-U.S. Holders
(collectively, "Holders") in light of their particular circumstances or to Holders subject to special treatment under United States federal income tax laws (including, without limitation, certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or traders in securities that elect to use a mark-to-market method of accounting, certain United States expatriates, Persons who hold St. Laurent Common Shares as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders who hold St. Laurent Common Shares as part of a transaction where the U.S. Holders' expected economic profit, after non-U.S. taxes, is insubstantial, U.S. Holders that actually or constructively own or owned 10% or more of the voting stock of St. Laurent, U.S. Holders whose functional currency is not the U.S. dollar, and Holders who acquire

St. Laurent Common Shares through exercise of employee stock options or otherwise as compensation and U.S. Holders liable for alternative minimum tax). This discussion is limited to Holders who hold their St. Laurent Common Shares as capital assets and does not consider the tax treatment of Holders who hold St. Laurent Common Shares through a partnership or other pass-through entity. In addition, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of St. Laurent Options or St. Laurent RSUs, nor does it address any aspect of state, local or foreign taxation.

     This discussion is based on current law, which is subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained regarding the U.S. federal income tax consequences of the Transaction.

     EACH HOLDER IS ADVISED TO CONSULT ITS TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT.

U.S. Holders

     The  following   discussion  applies  only  to  U.S.  Holders  who  receive
Smurfit-Stone Common Stock and cash in exchange for their St. Laurent Common Shares.

     Exchange of St. Laurent Common Shares for Smurfit-Stone Common Stock

     The exchange of St. Laurent Common Shares for Smurfit-Stone Common Stock and cash pursuant to the Arrangement will be a taxable event for United States federal income tax purposes. Consequently, a U.S. Holder will recognize a gain or loss equal to the difference between (i) the sum of (a) the fair market value on the date of the exchange of the Smurfit-Stone Common Stock received in the exchange and (b) any cash received as partial consideration for the Smurfit-Stone Common Stock and (c) any cash received in lieu of fractional shares and (ii) such U.S. Holder's tax basis in its St. Laurent Common Shares. In the case of a U.S. Holder who dissents from the Arrangement, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder's tax basis in its St. Laurent Common Shares surrendered in the exchange. Gain or loss on the exchange of St. Laurent Common Shares will be long-term capital gain or loss if the U.S. Holder held its St. Laurent Common Shares for more than one year at the time of the exchange. However, if St. Laurent is or has been a Passive Foreign Investment Company ("PFIC") at any time since 1986, gain recognized by a U.S. Holder may be treated as ordinary income, and the tax due on such income may be subject to an interest charge, under certain circumstances. In general under Section 1297 of the Code, a foreign corporation may be a PFIC if 75% or more of its gross income is passive or if at least 50% of its assets produce or are held for the production of passive income. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences if St. Laurent is or was a PFIC. The tax basis of Smurfit-Stone Common Stock received by a U.S. Holder will be equal to the fair market value of such shares on the date of the exchange. The holding period for such shares will begin on the day after the date of the exchange. Any gain recognized by a U.S. Holder on a disposition of St. Laurent Common Shares generally will be treated as U.S. source income, and any loss recognized by a U.S. Holder generally will be allocated against U.S. source income, for U.S. foreign tax credit purposes.

Non-U.S. Holders

Exchange of St. Laurent Common Shares

     Non-U.S. Holders will not be subject to United States federal income tax as a result of an exchange of St. Laurent Common Shares, Smurfit-Stone Common Stock and cash pursuant to the Arrangement, unless such gain is effectively connected with a United States trade or business of the Non-U.S. Holder (or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States) or, in the case of gain recognized by an individual Non-U.S. Holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Smurfit-Stone Common Stock

     Dividends on Smurfit-Stone Common Stock. Dividends paid to a Non-U.S. Holder of Smurfit-Stone Common Stock will generally be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or (b) if a tax treaty applies, attributable to a United States permanent establishment of the Non-U.S. Holder or a fixed base in the United States from which the Non-U.S. Holder performs personal services, in which case the dividend will be taxed at ordinary United States federal income tax rates applicable to such Non-U.S. Holder. A Non-U.S. Holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the United States withholding tax described above. If the Non-U.S. Holder is a corporation, any effectively connected income may also be subject to an additional "branch profits tax."

     Sale or Exchange of Smurfit-Stone Common Stock. A Non-U.S Holder generally will not be subject to United States federal income or withholding tax in respect of any gain recognized on the sale or other disposition of Smurfit-Stone Common Stock unless (a) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, or if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States; (b) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days during the taxable year of the sale or other disposition and certain other conditions are satisfied; or (c) Smurfit-Stone is or has been a "U.S. real property holding corporation" ("USRPHC") for United States federal income tax purposes during the five year period preceding such sale or other disposition (or if shorter, the period that the Non-U.S. Holder held such shares) (the "USRPHC Period"), as discussed below. A USRPHC is a corporation organized under the laws of the United States or any state thereof 50% or more of the assets of which (including assets held indirectly through Subsidiaries) consist of United States real property interests. Smurfit-Stone has advised St. Laurent that it has not determined whether Smurfit-Stone is or will become a USRPHC for United States federal income tax purposes. If Smurfit-Stone were determined to be a USRPHC at any time during the USRPHC Period, a Non-U.S. Holder who owned (actually or constructively) more than 5% of the Smurfit-Stone Common Stock at any time during such period would generally be subject to United States federal income tax on any gain recognized on the sale or other disposition of the Smurfit-Stone Common Stock as if such gain were effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder who meets the 5% ownership criteria set forth above should consult its tax advisor concerning the United States federal income tax consequences to it if Smurfit-Stone were determined to be a USRPHC.

Backup Withholding and Information Reporting

     Dividends. United States backup withholding tax generally will not apply to dividends paid prior to January 1, 2001, on Smurfit-Stone Common Stock to a Non-U.S. Holder at an address outside the United States. Smurfit-Stone must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

     Sale or Exchange of Smurfit-Stone Common Stock. Upon the sale or other disposition of Smurfit-Stone Common Stock by a Non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the Non-U.S. Holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other disposition of Smurfit-Stone Common Stock by a Non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold), unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and/or certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules are generally allowable as a credit against such Non-U.S. Holder's United States federal income tax liability, if any, which may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

     The IRS issued regulations relating to withholding obligations generally effective January 1, 2001 (the "Final Regulations"), which provide for information, reporting and backup withholding on certain payments made to Non-U.S. Holders. The Final Regulations alter the procedures for claiming benefits under an income tax treaty and may also alter the procedures for otherwise claiming a reduction of, or exemption from, the withholding obligations described above. In addition, the Final Regulations eliminate the current legal presumption that dividends paid to an address outside the United States are paid to Non-U.S. residents. Each Non-U.S. Holder is urged to consult its tax advisor as to the effect, if any, of the Final Regulations on its ownership and disposition of Smurfit-Stone Common Stock.

     The discussion of United States federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a Holder. Each

Holder is strongly urged to consult its tax advisor to determine the particular tax consequences to it of the Transaction, including the application and effect of United States federal, state local and foreign tax laws.

                       INFORMATION CONCERNING ST. LAURENT

     St. Laurent was incorporated pursuant to a certificate of incorporation dated March 19, 1993, under the name 2905566 Canada Inc. pursuant to the Canada Business Corporations Act, to acquire the paperboard business of Avenor Inc. ("Avenor"). Pursuant to a Certificate of Amendment dated January 27, 1994, its name was changed to its present form. In June 1994, St. Laurent completed the acquisition of Avenor paperboard business which was comprised of two primary mills located at La Tuque and Matane, Quebec, and three paperboard converting plants located in the Greater Toronto Area, Ontario and in Montreal, Quebec. St. Laurent also acquired from Avenor in June 1994, approximately 904,000 acres of private timberlands located in the St. Maurice region of Quebec, north of its La Tuque mill.

     St. Laurent is a leading North American manufacturer, supplier and converter of high quality, value-added paperboard products, serving a diverse customer base in North America and selected international markets. St. Laurent has two primary business segments: Paperboard and Paperboard Converting and Packaging.

BUSINESS SEGMENTS

Paperboard

     The Paperboard segment is comprised of white top linerboard, corrugating medium, unbleached kraft linerboard and solid bleached paperboard (foodboard and linerboard) produced at four primary mills located in Canada and the United States. Approximately 54% of St. Laurent's primary mill capacity is dedicated to the production of high-quality, value-added grades of paperboard. St. Laurent is the leading North American producer of white top linerboard with an estimated North American market share of 32%.

     In 1999, paperboard comprised approximately 57% of St. Laurent's total net sales to third parties. The St. Laurent paperboard mills produced in the aggregate in 1999 approximately 1,533,000 short tons of paperboard comprised of 683,300 short tons of white top linerboard, 443,300 short tons of corrugating medium, 295,000 short tons of unbleached linerboard and 110,800 short tons of solid bleached paperboard (foodboard and linerboard). Shipments of paperboard from St. Laurent's primary mills to third parties increased by 46,000 short tons, or 3.6%, despite the permanent shutdown of the West Point, Virginia mill's pulp machine during the fourth quarter of 1998.

     The West Point, Virginia mill, St. Laurent's largest, produces white top linerboard, corrugating medium and unbleached kraft linerboard. The West Point mill's annual production capacity is approximately 800,000 short tons of which approximately 340,000 short tons are dedicated to the production of white top linerboard. A key initiative for the mill in 1999 was its successful switch from an acid to an alkaline papermaking process enabling the mill to improve the appearance of its white top linerboard without adding any additional cost to its production process.

     The La Tuque, Quebec mill, St. Laurent's second largest facility, produces mainly white top linerboard, solid bleached foodboard and solid bleached linerboard. Its annual production capacity is approximately 463,000 short tons of which approximately 352,000 short tons are dedicated to white top linerboard. The mill produced a record 457,000 short tons of paperboard in 1999, an increase of 6% over 1998 production figures. In May 1999, St. Laurent announced an investment of approximately $25 million to reinforce the La Tuque mill's position as the leading manufacturing facility of value-added paperboard grades. The investment will allow the mill to convert part of its existing white top linerboard production capacity into lightly coated white top linerboard offering enhanced quality and printing characteristics. According to St. Laurent's research, the consumption of this grade of white top linerboard has increased at a compounded annual growth rate of more than 40% since 1995. As a result of this investment, St. Laurent will become one of the first North American paperboard manufacturers to produce a coated white top linerboard. Commercial production is scheduled to begin during the second quarter of 2000 ramping-up capacity over a period of two to three years to 50,000 short tons annually. Another key initiative for the La Tuque mill in 1999 was its successful switch from an acid to an alkaline papermaking process enabling the mill to cut its fiber usage and fiber costs by approximately $3.6 million.

     St. Laurent's Matane, Quebec corrugating medium mill has an annual production capacity of approximately 152,000 short tons. Total production output in 1999 was 146,400 short tons, a 2.3% increase over 1998 production figures. St. Laurent's fourth primary mill is located in Thunder Bay, Ontario. The Thunder Bay mill produces lightweight and featherweight corrugating medium in basis weights as low as 14 lbs. Production of featherweight corrugating medium increased by 8% in 1999 to approximately 25,000 short tons, representing 22% of the mill's total production output. The Thunder Bay mill has an annual production capacity of approximately 140,000 short tons. Despite its increased production of featherweight corrugating medium, the Thunder Bay mill's overall productivity climbed to 138,554 short tons, a 10.3% increase compared to 1998.

Paperboard Converting and Packaging

     St. Laurent currently owns and operates seventeen converting plants located in the provinces of Ontario and Quebec and the states of Maryland, Massachusetts, New York, Ohio, North Carolina, South Carolina, Virginia and Wisconsin. Each plant serves a broad range of customers with highly specialized products and is equipped with design capabilities and production equipment to provide superior packaging products and solutions to its customers. The converting production consists mainly of corrugated containers and sheets, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty and protective packaging products, cupstock and baconboard. These converting plants consume the equivalent of approximately 37% of St. Laurent's primary mill paperboard production. In 1999, approximately 40% of St. Laurent's total net sales to third parties were of converted paperboard and packaging products manufactured by its converting plants.

     During 1999, St. Laurent continued to grow its paperboard converting and packaging operations with significant acquisitions and investments in new and existing facilities. During the fourth quarter of 1998, St. Laurent began an expansion program of its Latta, South Carolina specialty packaging and display plant. This program was completed during the second quarter of 1999 at a cost of approximately $9.8 million. This investment has enabled the plant to offer high-end, one-stop-shop services and products to meet the packaging needs of those of St. Laurent's customers who are active in, and require, specialty consumer packaging such as multi-colour printing, point-of-purchase displays, litho-laminating and labelling, expert structural and graphic design, digital imaging capabilities, and fulfillment services.

     On February 1, 1999, a 49% owned affiliate of St. Laurent ("Acquisitionco") completed the acquisition of all of the assets of Eastern Container Corporation, a privately held corporation headquartered in Springfield, Massachusetts ("Eastern") for a purchase price of $46.8 million. Eastern's assets consist of, among other things, three packaging converting facilities serving the New England states and greater New York markets, and are used to produce high quality specialty and protective packaging (triple wall/wood/foam packaging), corrugated sheets and containers, industrial and consumer packaging, and point of purchase displays and packaging for the retail and high tech industries. Combined, the Eastern facilities employ approximately 560 people, and produce approximately 830 million square feet of industrial and consumer packaging. St. Laurent and an independent institutional investor invested $9.6 million and $10.0 million respectively with the balance of purchase price for the assets being financed with Acquisitionco debt. As part of the consideration to finance the acquisition, St. Laurent agreed to issue a maximum of 705,000 warrants to the independent institutional investor which, when vested over a three year period, give it the right to acquire St. Laurent Common Shares. At closing of the transaction, 380,000 warrants were issued to the independent institutional investor. St. Laurent also negotiated various rights to acquire the 51% interest in Acquisitionco. At closing, Acquisitionco then changed its name to Eastern Container Corporation. Finally, on December 3, 1999, St. Laurent acquired the remaining 51% interest and, as a result, all unissued warrants were cancelled. On February 23, 2000, the independent institutional investor exercised its rights to convert the 380,000 warrants into 380,000 St. Laurent Common Shares.

     On May 28, 1999, St. Laurent completed the acquisition of the assets of Castle Rock Container Company, a division of Consolidated Papers, Inc. This acquisition also fit with St. Laurent's strategic objectives of focusing on value-added niche products, and maximising shareholder value by increasing its vertical integration through growth in value-added converting capacity. Castle Rock Container is a leading custom manufacturer of high-quality corrugated packaging, point of purchase displays and communication kits, operating a 350,000 square foot facility located in Adams, Wisconsin. The facility employs approximately 240 people.

     During the fourth quarter of 1999, St. Laurent began production at Grafx Packaging Corp., its new sheet plant located in Columbus, Ohio. This sheet plant is the first of its kind in North America, currently producing microfluted corrugated packaging for both the folding carton and corrugated segment of the packaging industry, providing innovative packaging solutions to St. Laurent's customers from corrugated, microfluted sheets manufactured at St. Laurent's state-of-the-art sheet feeding facility located in Milwaukee, Wisconsin, Innovative Packaging Corp.

     On December 22, 1999, St. Laurent completed the acquisition of the assets of The Kimball Companies through its wholly-owned Subsidiary, Eastern Container Corporation. The Kimball Companies is a leading manufacturer of protective packaging including triple wall, wood, foam and corrugated packaging serving the Northeast United States market. As a result of the acquisition, St. Laurent through Eastern Container Corporation has become the leading supplier of protective packaging in this market.

     During the first quarter of 1999, St. Laurent sold its Markham, Ontario building and real estate and opened, in January 2000, a new packaging facility located in Pickering, Ontario. The new facility's production is focused on high-end, value-added packaging products and solutions including point-of-purchase displays, graphics packaging, litho laminating and labelling.

     St. Laurent's newest Subsidiary and initiative is NextPak.com, Corp. which began operating in December 1999. NextPak.com is tailored to focus on internet retailers, a segment of electronic commerce that has seen rapid growth. Now fully operational, NextPak.com offers a full range of packaging products and services, providing e-tailers with integrated packaging solutions enabling them to market and fulfil their products more cost-efficiently.

     Finally, to increase its bulk packaging production capacity, St. Laurent invested $1.1 million to acquire a new bulk box laminator for its Baltimore, Maryland bulk packaging plant. This custom-built machine is scheduled to be operational by the third quarter, 2000 giving the Baltimore plant additional production capacity and flexibility in this packaging segment. This investment will effectively double the plant's production capacity of laminated bulk boxes. Through this initiative, St. Laurent will enhance its leadership position in the production of bulk packaging solutions to its customers.

     In January 2000, St. Laurent completed the sale to Elopak Canada of its liquid packaging plant located in St. Leonard, Quebec. The plant produces approximately 400 million gable top cartons annually supplied to dairy and juice producers. St. Laurent will continue to supply the coated milk carton board required by Elopak Canada from its La Tuque primary mill and Pointes-aux-Trembles, Quebec coating and converting plant under an 18-month supply agreement. This divestiture corresponds with St. Laurent's strategic objective of focusing on its core, value-added quality niche packaging and paperboard products.

Other Operations

     In July 1999, in order to reduce the West Point mill's fiber costs and enhance its competitiveness, St. Laurent acquired the building products assets and business of Chesapeake Corporation. The acquired assets include two pine sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia as well as a chip mill located in Pocomoke City, Maryland. The two sawmills have a combined annual capacity of 60 million board feet while the chip mill has an annual capacity of 300,000 short tons. As a result of this acquisition, St. Laurent, owns and operates three sawmills with a total capacity of 70 million board feet. St. Laurent also owns and manages approximately 920,000 acres of private timberlands in the Province of Quebec north of its La Tuque, Quebec mill which are used to secure fiber for the mill by granting cutting rights to third parties in return for long term wood chips and sawdust fiber supply agreements. St. Laurent also operates a recycled fiber procurement division which ensures the OCC supply requirements of its Matane, Quebec, Thunder Bay, Ontario and West Point, Virginia mills.

SALES AND MARKETING

     In order to support St. Laurent's new products, better serve its customers and explore new sales opportunities to increase its share of value-added sales of high-quality paperboard substrates in North America and selected international markets, St. Laurent reorganised its paperboard marketing and sales group in 1999 into three areas of responsibility: containerboard sales, foodboard sales, and graphic and specialty sales. St. Laurent has also implemented a more comprehensive marketing communications strategy focused on re-launching the St. Laurent brand by increasing the level of awareness in its various markets and optimising the sales process. Beginning during the first quarter of 2000, this marketing and communication strategy calls for print advertising in trade magazines, trade show participation, brochures, direct mail, ongoing public relations efforts and a point-of-sale system. A key component of this reorganisation is the creation of St. Laurent's graphic and specialty sales team. Its goal is to grow St. Laurent's high-end bleached and coated white top linerboard business by increasing sales to the pre-print, high-end post-print, display design and packaged goods segments of the packaging industry.

     In 1999, approximately 15% of St. Laurent's net sales of paperboard were to its own converting facilities. St. Laurent also uses trading arrangements with other producers of containerboard to secure additional white top linerboard sales, to procure unbleached kraft linerboard and corrugating medium for its own converting plants and to reduce the costs associated with shipping paperboard to its converting plants and third party customers. Approximately 33% of St. Laurent's total sales of white top linerboard in 1999 were transacted under such arrangements.

     On the paperboard converting and packaging side of its business, St. Laurent relies primarily on the sales force located at each of its converting facilities to introduce and deliver a wide range of proven products and services custom-tailored to its customers' needs. To assist the packaging marketing and sales forces reach their goals, each of St. Laurent's containerboard converting plants has been designed to offer new packaging products and services by, among other things, upgrading or expanding their design and graphics capabilities and competencies. Furthermore, in 1999, St. Laurent opened three new sales offices with expanded design capabilities to ensure a greater presence in the key Atlanta, Georgia, Charlotte, North Carolina and Milwaukee, Wisconsin markets. In 2000, St. Laurent plans to establish a new design and graphics centre in Richmond, Virginia to maximise the ability of St. Laurent's Baltimore, Maryland, Roanoke and Richmond, Virginia converting plants to fully meet the ever-expanding customer requirements for multi-colour graphics, point-of-purchase displays, co-packing and fulfilment.

COMPETITION

     St. Laurent generally competes against a number of North American producers in each of its product lines. St. Laurent considers its principal competitors in white top linerboard to be International Paper, Green Bay Packaging and Smurfit-Stone. In its other product lines, St. Laurent considers its principal competitors to be Norampac, Georgia-Pacific, Smurfit-Stone, International Paper, Mead and Visy Industries. In corrugated containers, St. Laurent competes against a number of producers who have converting facilities within a limited radius of its customers. While the marketplace demands competitive pricing, quality and service are often determining factors. St. Laurent believes that it is positioned to compete effectively against other paperboard producers from Canada, the United States and abroad in the production of its paperboard products and against other corrugated container producers in its regional markets for converted products and services.

RESEARCH AND DEVELOPMENT

     St. Laurent has built a team of researchers and applied scientists to continue to develop state-of-the-art products and technologies for its primary mills and packaging plants. St. Laurent's research and development team is located in Montreal (Quebec). In addition to this group, St. Laurent has established a research organisation network to support its ongoing product development initiatives in the coating and paper technology, packaging printing, coating and fiber, coating technology, and coating machinery fields of expertise. In February 1999, St. Laurent's Marketing and Technical Centre (MTC) began operations to support St. Laurent's packaging business. Located in Richmond (Virginia), this marketing-focused R&D centre is a full-featured TAPPI laboratory equipped to handle most corrugated packaging tests. The MTC works closely with St. Laurent's customers to ensure that their expectations are met. The MTC is also dedicated to the development of new specialty packaging products and production techniques. The MTC has also developed training services for St. Laurent's customers and employees to keep them up-to-date on new industry initiatives.

ENVIRONMENTAL COMPLIANCE

     St. Laurent's operations are subject to a wide range of federal, provincial, state and local environmental laws and regulations dealing, among other things, with air emissions, wastewater discharge, waste management and landfill sites. Except as may be otherwise discussed herein, all of St. Laurent's facilities are in material compliance with current environmental laws and regulations.

     On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation (the "NOVs") under the Clean Air Act ("CAA") to St. Laurent's primary mill located in West Point (Virginia), which was acquired from Chesapeake Corporation in May, 1997. St. Laurent is part of a group of pulp and paper companies that were served at the same period of time with notices of violations by EPA for alleged violations of the CAA. In general, the NOVs allege from 1984 to the present that the West Point mill installed certain equipment and modified certain production processes without obtaining the required permits. In the 1997 Purchase Agreement, Chesapeake Corporation agreed to indemnify St. Laurent for remediation work resulting from violations of applicable laws (including the CAA) that existed at the mill prior to and as of the date of the Purchase Agreement, as to which Chesapeake Corporation had "knowledge", as defined in the Purchase Agreement. Chesapeake Corporation's maximum indemnification obligation to St. Laurent with respect to this matter is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, St. Laurent believes that the cost of remediation work, which represents capital expenditures comprising engineering, procurement and construction work of mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $25.4 million. See Note 10 to the Consolidated Financial Statements of St. Laurent, attached as Appendix I to this Circular.

     In addition, civil or criminal penalties may be pursued by EPA and DEQ; however, the consequences associated with any such penalties cannot be determined at this time as St. Laurent and Chesapeake Corporation are continuing discussions with EPA and DEQ with respect to these matters. Based upon discussions with EPA and DEQ to date, St. Laurent believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake Corporation's indemnification obligation. St. Laurent and Chesapeake Corporation have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of the indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that the indemnification period be extended to May 8, 2000, with the possibility of future extensions on terms that may be determined by the third party. In the interim, St. Laurent and Chesapeake Corporation, with the assistance of the third party, under certain conditions, are working together in attempting to develop and implement a remediation plan which will provide for a cost-effective resolution of the issues raised by the NOVs. St. Laurent believes that Chesapeake Corporation has the financial ability to honour its indemnification obligation under the Purchase Agreement. It is not certain that all of the costs of remediation, fines or penalties will be covered by the Chesapeake Corporation indemnity. St. Laurent is cooperating with Chesapeake Corporation to analyse, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, St. Laurent believes that it has substantial defenses against the alleged violations. St. Laurent and Chesapeake Corporation are working with the EPA and DEQ to address the matters subject to the NOVs; however, St. Laurent will vigorously defend itself against these allegations, if necessary.

TRADING HISTORY

     The following table sets forth, for the calendar periods indicated, the high and low, closing prices and volumes for the St. Laurent Common Shares as reported on the TSE and NYSE and the Montreal Exchange (where such shares were also previously listed until December 3, 1999).

                                                       TSE                                              ME
                             --------------------------------------------------------                  -----
CALENDAR YEAR                HIGH                    LOW                    VOLUMES                    HIGH
-------------                -----                  -----                  ----------                  -----
                                                    (IN CDN.$)                                         (IN CDN.$)
1999
First Quarter..............  14.00                   9.85                   8,446,789                  14.00
Second Quarter.............  18.70                  13.20                   8,150,424                  18.75
Third Quarter..............  22.50                  18.25                   6,238,427                  22.30
Fourth Quarter.............  19.25                  16.50                   5,031,057                  20.20
2000

January....................  20.50                  18.25                   2,936,903                   n/a
February...................  26.40                  16.35                  27,145,670                   n/a
March......................  28.00                  25.15                  22,191,706                   n/a
April (until April 13,
  2000)....................  30.05                  28.65                  16,711,607                   n/a

                                            ME

                             --------------------------------
CALENDAR YEAR                 LOW                    VOLUMES
-------------                -----                  ---------
                                      (IN CDN.$)
1999
First Quarter..............   9.85                  1,594,575
Second Quarter.............  13.20                  2,728,069
Third Quarter..............  18.25                  1,907,700
Fourth Quarter.............  16.55                    906,482
2000

January....................   n/a                      n/a
February...................   n/a                      n/a
March......................   n/a                      n/a
April (until April 13,
  2000)....................   n/a                      n/a

                                                        NYSE

                             -----------------------------------------------------------
CALENDAR YEAR                 HIGH                      LOW                     VOLUMES
-------------                -------                  -------                  ---------

1999
First Quarter..............    n/a                      n/a                       n/a
Second Quarter.............  12.6875                  12.6875                      2,700
Third Quarter..............  15.25                    12.3125                    201,200
Fourth Quarter.............  13.125                   11.4375                    101,600
2000

January....................  14.1875                  12.875                      16,300
February...................  18.3125                  11.125                   1,247,200
March......................  19.6875                  17.0625                  2,818,700
April (until April 13,
  2000)....................  20.125                   19.6875                    576,600

     On February 17, 2000, being the last full trading day prior to the public announcement that St. Laurent was in discussions regarding a potential transaction, the closing price per share of Smurfit-Stone Common Stock as reported on NASDAQ was $17.916 and the closing sale prices per St. Laurent Common Share as reported on the TSE and the NYSE were Cdn.$20.65 and $14.125, respectively. On February 22, 2000, the last full trading day prior to the public announcement of the entering into of the Pre-Merger Agreement, the closing price per share of Smurfit-Stone Common Stock as reported on NASDAQ was $16.00 and the closing prices per St. Laurent Common Share on the TSE and NYSE were Cdn.$25.10 and $17.25, respectively. On April 13, 2000, the closing price per share of Smurfit-Stone Common Stock as reported on NASDAQ was $16.5625 and the closing sale prices per St. Laurent Common Share as reported on the TSE and NYSE were Cdn.$29.50 and $20.25, respectively.

RECENT DEVELOPMENTS

     On March 15, 2000 St. Laurent received notice from the Council of the Atikamekw Nation that the Council had sent letters to the Ministre des ressources naturelles (Quebec) and the Ministre responsable des affaires autochtones et responsable de la faune et des parcs (Quebec) as well as to the Minister responsible for Aboriginal Affairs and North Canada. The letters indicated that the Council for the Atikamekw Nation was informed of a transaction between St. Laurent and Smurfit-Stone whereby the assets of St. Laurent would be acquired by Smurfit-Stone. The letters alleged that these assets include two parcels of land, which the Atikamekw Nation recognizes as St. Laurent private lands, aggregating more than 4,000 square kilometres which are situated in the territory which is the subject of land claims by the Council of the Atikamekw Nation and where the Atikamekw people have ancestral rights. The letters state that any such transaction must accommodate the exercise of such ancestral rights in the context of the on-going negotiations and requested that it be ensured that such lands be subject to a common forest management plan and to "forestry intervention norms". On March 30, 2000 representatives of St. Laurent met with the Associate General Secretary of Indian Affairs and the Deputy Minister of Natural Resources in order to clarify the position that the Government of Quebec will take with respect to the demands of the Atikamekw Nation. The representatives of St. Laurent were informed that discussions are taking place between the Atikamekw Nation and the Government of Quebec with respect to land claims. St. Laurent was informed that the Government of Quebec has always excluded private lands from any settlement with aboriginal peoples. It was confirmed to St. Laurent that the settlement proposal to date, tabled by the Government, excluded St. Laurent's private lands. St. Laurent has scheduled further meetings with the Ministry of Indian Affairs with respect to this matter.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected financial data should be read in conjunction with the Consolidated Financial Statements of St. Laurent and related notes thereto appearing elsewhere in this Circular.

                                                                1999          1998          1997
                                                             ----------    ----------    ----------
                                                                      (IN THOUSANDS OF $)
FINANCIAL POSITION
Total assets.............................................    $1,155,543    $1,050,413    $1,080,921
Long term debt (net of current portion)..................       338,206       356,455       368,543
Shareholders' equity.....................................       615,985       576,111       597,600
RESULTS OF OPERATIONS
Net sales................................................       915,797       791,907       590,442
Net earnings (loss) from continuing operation............        38,337       (23,263)      (30,441)
Net earnings (loss)......................................        38,337       (23,263)      (30,441)
Net earnings (loss) attributable to common
  shareholders...........................................        38,337       (23,263)      (33,535)
Per common share
  Net earnings (loss) from continuing operations
     Basic...............................................          0.78         (0.47)        (0.89)
     Fully diluted.......................................          0.77            (1)           (1)
  Net earnings (loss) attributable to common share
     Basic...............................................          0.78         (0.47)        (0.98)
     Fully diluted.......................................          0.77            (1)           (1)
  Common shareholders' equity............................         12.47         11.70         12.19
  Cash dividends on common shares........................        --            --            --

---------------

(1) Anti-dilutive

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1999 Compared to 1998

Results

     St. Laurent reported net earnings of $38.3 million, or $0.78 per share, on net sales of $915.8 million for the year ended December 31, 1999, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for the same period in 1998. The 1999 net earnings include unusual gains of $9.0 million after tax, or $0.18 per share including a $5.8 million after tax gain or $0.12 per share resulting from the renegotiation of fiber supply agreements with Chesapeake Corporation, and a gain of $3.2 million after tax or $0.06 per share resulting from the sale of the land and buildings of St. Laurent's Markham, Ontario converting plant. In 1998, St. Laurent incurred a special charge of $8.3 million after tax, or $0.17 per share, for a major restructuring at the West Point, Virginia paperboard mill. Without these unusual items, 1999's earnings per share would have been $0.60 compared to a loss of $0.30 per share in 1998, an improvement of $0.90 per share.

Operating Results

Net Sales

     Net sales amounted to $915.8 million in 1999, compared to $791.9 million for the previous year, representing an increase of $123.9 million. This increase reflects selling price increases and shipment improvements for St. Laurent's products and sales from new businesses acquired in 1999. Net price realizations increased by 4.9% for containerboard products and by 3.3% for corrugated products. Net price realizations for St. Laurent's liquid and food packaging products decreased slightly compared to 1998. Shipments from St. Laurent's paperboard mills to third parties increased by 46,000 tons or 3.6% in spite of the permanent shutdown of the West Point mill's pulp machine which shipped 101,000 tons in 1998. Shipments of corrugated products increased by 400 MMSF, an improvement of 8.5% over 1998. The new facilities acquired during 1999 added another 383 MMSF to corrugated products shipments. The sawmills and the lumber re-manufacturing facility, acquired in August 1999, contributed to an increase in net sales of $10.5 million.

     The 1999 sales variance compared to 1998 is explained as follows:

                                                                         1999-1998 VARIANCE

                                                                ------------------------------------
                                                                MILL    CONVERTING    OTHER    TOTAL
                                                                ----    ----------    -----    -----
                                                                         (in millions of $)
Net price realization on all products.......................    28.3       13.7        --       42.0
Volume increase.............................................    17.1       22.2        0.9      40.2
Business acquisitions.......................................     --        31.2       10.5      41.7
                                                                ----       ----       ----     -----
                                                                45.4       67.1       11.4     123.9
                                                                ====       ====       ====     =====

Net Sales Summary

                                                  1999                   1998                   1997
                                          --------------------   --------------------   --------------------
                                             $      TONS / MSF      $      TONS / MSF      $      TONS / MSF
                                          -------   ----------   -------   ----------   -------   ----------
                                                          (Dollar amounts in thousands of $)
Primary Mills (Tons)
  Canada................................  250,034     625,342    209,911     559,135    186,572     512,163
  US....................................  273,498     713,572    268,193     733,507    176,864     455,000
Converting Facilities (MSF)
  Canada................................   57,191   1,027,636     52,276   1,053,693     52,318   1,221,247
  US....................................  246,306   4,490,869    190,520   3,682,025    109,973   2,151,057
Liquid and Food Facilities (Tons).......   59,681      69,898     53,242      60,243     57,834      59,050
Others..................................   29,087      --         17,765      --          6,881      --
                                          -------   ---------    -------   ---------    -------   ---------
  TOTAL.................................  915,797                791,907                590,442
                                          =======                =======                =======

     St. Laurent's primary mills increased their shipments of containerboard by approximately 152,000 tons, or 11%, due to better operating efficiency and inventory reduction.

     Daily primary production volume increased over 1998 by 5.7% at the La Tuque mill, 3.2% at the Matane mill, 10.3% at the Thunder Bay mill and 2.1% at the West Point mills resulting in an additional 58,000 tons.

     At the converting level, the higher shipment volume is mostly due to the strong performance of the Milwaukee sheet feeder which increased its shipments by about 80% compared to the same period in 1998.

Cost of Sales

     In 1999, cost of sales increased by $45.9 million to a total of $711.0 million, compared to $665.1 million for the same period in 1998. The increase is attributable to the following items: $15 million to higher shipments of containerboard products, $22 million to higher shipments from converting facilities, and $34 million to shipments from converting and sawmill facilities acquired in 1999. Cost of sales increases related to higher shipments were partially offset by lower manufacturing costs at the primary mills, which reduced the cost of sales by approximately $25 million.

     The primary mills' manufacturing costs were $19 per ton lower than in 1998, mainly due to lower manufacturing costs for white top products at both the La Tuque and the West Point mills and a product mix change as a result of the shutdown of the market pulp machine. Increased productivity and a reduction of hedging opportunity loss of $11.3 million also contributed to lower costs and helped offset higher prices for OCC and fuel.

     Lower manufacturing costs of white top products were principally attributable to replacement of purchased softwood market pulp by bleached hardwood pulp produced internally, a change in the chemistry which contributed to lower variable costs and to increased production at the La Tuque mill, and supply chain management initiatives which helped reduce the cost of chemical products and other operating supplies.

     As the Canadian dollar remained approximately at the same level in 1999 as in 1998, the currency rate did not have any material effect on manufacturing costs compared to 1998.

     As a result of higher costs for linerboard and corrugating medium, manufacturing costs at St. Laurent's converting facilities were slightly higher in 1999 than in 1998. Higher production volume however partially offset higher board costs.

Amortization

     Amortization expense increased by $3.5 million in 1999, when compared to 1998, mainly due to additions to property, plant and equipment and to the new facilities acquired in 1999.

Selling and Administrative Expenses

     Selling and administrative expenses increased to $62.7 million in 1999, from $51.9 million in 1998. Expressed as a percentage of net sales, selling and administrative expenses increased slightly from 6.6% to 6.8%. The $10.8 million increase is attributable to the addition of the facilities acquired in 1999 and the various initiatives undertaken to support St. Laurent's growth to enhance its long-term profitability.

     A supply chain management program was implemented during the year with an objective to enter into long-term relationships with selected suppliers in order to optimize prices, quality, usage and availability of most of the products, supplies and services needed for the operations.

     Another initiative undertaken in 1999 was a branding advertising campaign launched to reinforce St. Laurent's position in the containerboard market. The containerboard sales and marketing organizations were also restructured to enhance focus on both the graphics and the containerboard markets.

Other Income

     Other income of $13.8 million was realized in 1999 compared to $0.5 million in 1998. This variance is attributable to a gain of $9.5 million resulting from the renegotiation of fiber supply agreements with Chesapeake Corporation, and a gain of $4.3 million resulting from the sale of the land and buildings of St. Laurent's Markham, Ontario converting plant, which was closed at the end of the year.

     The key amendment to the supply agreements with Chesapeake pertains to the term of the agreements, which was reduced from 15 years to two years. St. Laurent renegotiated the supply agreements in conjunction with the acquisition of two sawmills, a re-manufacturing facility and a chip mill owned by Chesapeake Corporation. This series of transactions contributed to reducing the cost of hardwood and softwood chips supplied to the paperboard mill located in West Point, Virginia. St. Laurent believes that these transactions will help reduce the mill's overall fiber cost in the future.

Operating Results

     In 1999, St. Laurent reported $75.1 million in operating earnings, compared to operating earnings before restructuring charges of $11.4 million, and an operating loss of $1.5 million after restructuring charges in 1998. The positive variance of $63.7 million before restructuring charges can be summarized as follows:

                                                                         1999-1998 VARIANCE

                                                                -------------------------------------
                                                                MILL     CONVERTING    OTHER    TOTAL
                                                                -----    ----------    -----    -----
                                                                         (in millions of $)
Net price realization on all products.......................     33.7       13.7        --       47.4
Cost reduction..............................................     14.1       (7.8)       0.5       6.8
Volume increase.............................................      3.8        7.7        0.9      12.4
Foreign exchange opportunity loss...........................     11.3      --           --       11.3
Selling and administration..................................     (6.7)      (7.0)       3.0     (10.7)
Depreciation................................................     (1.7)      (1.4)      (0.4)     (3.5)
                                                                -----       ----       ----     -----
                                                                 54.5        5.2        4.0      63.7
                                                                =====       ====       ====     =====

Interest Expense

     Interest expense amounted to $28.6 million in 1999 compared to $29.4 million in 1998. This $0.8 million decrease is attributable to lower interest costs on St. Laurent's $224.3 million secured term loan. The effective interest rate in 1999 was approximately 70 basis points lower than in 1998. The interest decrease was partially offset by a charge of $0.4 million resulting from the pre-payment of a debt due by a subsidiary of St. Laurent to Abitibi-Consolidated Inc. ("Abitibi"). The level of debt outstanding in 1999 was higher than in 1998, due to the inclusion in December 1999 of Eastern Container's long-term debt following its acquisition. The impact of this additional indebtedness on the interest expense for 1999 was $0.3 million.

Provision for (Recovery of) Income Taxes

     The $21.8 million income tax provision represents an effective tax rate of 36.2% in 1999, compared to an income tax recovery rate of 23.5% in 1998, which was affected by non-deductible items related to the translation into U.S. dollars of assets and liabilities denominated in Canadian dollars.

1998 Compared to 1997

Operating Results

     Net sales increased by $201.5 million in 1998 compared to 1997. U.S. assets acquired in May 1997 contributed to the full year in 1998 compared to seven months in 1997. Shipments at the West Point mill increased St. Laurent's total primary shipments by 315,000 tons, while shipments of the 1997 acquired U.S. converting plants increased the St. Laurent's total converting shipments by 890,000 MSF, increasing net sales by $108 million and $45 million respectively. The Milwaukee converting operations, started in the fourth quarter of 1997, also contributed approximately $19 million to the 1998 sales increase with shipments increasing by 527,000 MSF.

     St. Laurent's Canadian primary mills increased their shipments by approximately 55,000 tons, or 8.9%, due to operating efficiency improvements and continuous operation in 1998. This volume increase resulted in a net sales increase of $11.4 million. In 1997, the Matane and Thunder Bay mills took 28 days and 35 days of market related downtime, respectively.

     In 1998, cost of sales increased by $155.9 million to a total of $665.1 million, compared to $509.2 million for the same period in 1997. Of this increase, $97 million is attributable to higher shipments of containerboard products, and $56 million is due to increased shipments at St. Laurent's converting facilities.

     Manufacturing costs at the primary mills were lower than in 1997, mainly due to synergies, profitability improvement programs, and lower OCC costs. Increased productivity also contributed to lower fixed costs per ton, while lower prices on OCC helped reduce variable costs.

     The weakness of the Canadian dollar in 1998 reduced the primary mills' cash manufacturing costs denominated in Canadian, by $15.3 million, while $12.7 million in hedging opportunity loss reduced the benefits of the lower Canadian dollar.

     Total manufacturing cost per ton decreased by 7.6% at the La Tuque mill, 15.9% at the Matane mill and 19.8% at the Thunder Bay mill. Costs fell by 1% at the West Point mill, despite the pulp machine shutdown in October of 1998.

     As a result of higher costs for linerboard and corrugating medium, manufacturing costs at St. Laurent's converting facilities were higher in 1998 than in 1997. A number of initiatives were undertaken in 1998 to reduce converting costs, including the elimination of approximately 67 jobs and the reduction of waste which reduced costs by approximately $3 million.

     Amortization expense increased by $15.9 million in 1998, when compared to 1997, mainly due to a full year amortization for the facilities acquired in May 1997.

     Selling and administrative expenses increased to $51.9 million in 1998, from $42.6 million in 1997, mainly due to the full year operation of the facilities acquired in May of 1997. Expressed as a percentage of net sales, these expenses decreased from 7.2% to 6.6%.

     In 1998, St. Laurent undertook a major restructuring at its West Point mill. A $12.9 million restructuring cost was incurred in 1998, but a significant portion of this amount will be paid out of St. Laurent's pension plan assets over future years.

     In 1998, St. Laurent reported $11.4 million in operating earnings before restructuring charge and an operating loss of $1.5 million after restructuring charge, compared to an operating loss of $8.9 million in 1997. The positive variance of $20.3 million before restructuring charge can be summarized as follows:

                                                                         1998-1997 VARIANCE

                                                                -------------------------------------
                                                                MILL     CONVERTING    OTHER    TOTAL
                                                                -----    ----------    -----    -----
                                                                         (in millions of $)
Net price realization on all products.......................     (3.5)      18.3                 14.8
Cost reduction..............................................     30.3       (8.2)      (0.4)     21.7
Volume increase.............................................     19.1        2.0        1.6      22.7
Foreign exchange opportunity loss...........................    (13.6)     --                   (13.6)
Selling and administration..................................     (0.7)     (11.4)       2.7      (9.4)
Depreciation................................................    (14.7)      (0.9)      (0.3)    (15.9)
                                                                -----      -----       ----     -----
                                                                 16.9       (0.2)       3.6      20.3
                                                                =====      =====       ====     =====

     The decrease in interest expense of $4.4 million is attributable to the 1997 write-off of $8.4 million of debt issue costs and lower interest costs. However, the level of debt outstanding in 1998 was higher than in 1997 due to the acquisition of assets from Chesapeake Corporation, thereby reducing the impact of the items mentioned above.

     The $7.1 million income tax recovery represents an effective tax rate of 23.5% in 1998, compared to 28.3% in 1997. This lower effective income tax rate in 1998 is attributable to non-deductible items related to the translation into US dollars of assets and liabilities denominated in Canadian dollars.

Financial Condition and Liquidity

     In 1999, St. Laurent's operating activities provided $145.0 million of cash compared to $35.4 million in 1998. The $109.6 million increase is the result of operating earnings improvement, the unusual gain resulting from the renegotiation of fiber supply agreements, a decrease in finished products inventory and an increase in St. Laurent's accounts payable.

Investing Activities

     Investing activities amounted to $118.5 million in 1999 compared to $49.0 million in 1998. The increase of $69.5 million is attributable to higher capital expenditures of $7.9 million and to business acquisitions amounting to $70.4 million completed during the year. Net proceeds from disposal of property, plant and equipment was $9.1 million, including proceeds of approximately $5.1 million from the disposal of property, plant and equipment mainly related to the sale of the land and buildings of the St. Laurent Markham Ontario converting plant.

     Business acquisitions of $70.4 million include the acquisitions of The Kimball Companies for $6.5 million, Castle Rock Container for $24.8 million, two sawmills, a chip mill and a lumber re-manufacturing facility for $13.8 million, and the acquisition of Eastern Container Corp. for $25.3 million. Eastern Container was acquired in two transactions. The first transaction occurred in January 1999, when St. Laurent acquired an equity interest of 49% in Eastern for

$9.6 million. St. Laurent acquired the remaining 51% interest in Eastern in December 1999 for $10.9 million. St. Laurent also invested in the working capital of Eastern during 1999, which increased the total cash consideration paid for Eastern to $25.3 million. These acquisitions are part of St. Laurent's strategy to increase its integration level as well as to ensure high-quality and low-cost fiber supplies to its primary mills.

     The capital expenditures of $57 million included two major projects at the La Tuque mill amounting to $13.4 million. The first project, completed in January 2000, will allow the mill to produce, subject to market demand, approximately 50,000 tons of value-added coated white top linerboard while the second project involved the modernization of the fiber receiving and handling area. Capital expenditures also included an amount of $9.2 million invested in a value-added graphics sheet plant project and a sheet feeder project. The graphics sheet plant, Grafx Packaging Corp., located in Columbus, Ohio, began commercial operation in December 1999. The sheet feeding facility, located in Gilroy, California, is scheduled to start commercial operation in the third quarter of 2000. The following table shows capital expenditures made by St. Laurent in the last two years.

Capital Expenditures

                                                                  1999      1998
                                                                  ----      ----
                                                                   (in millions
                                                                      of $)
Maintenance of business.....................................      18.5      19.0
Value-added projects........................................      35.2      27.8
Environment.................................................       3.4       2.4
                                                                  ----      ----
Total.......................................................      57.1      49.2
                                                                  ====      ====

     Before business acquisitions, St. Laurent invested in 1999 $6.6 million less than its annual depreciation expense.

Financing Activities

     During the third quarter of 1999, St. Laurent renegotiated certain financial covenants to allow for more borrowing flexibility under its Cdn.$200 million or U.S. equivalent, five-year term revolving facility. As part of this renegotiation, St. Laurent cancelled its Cdn.$70 million or U.S. equivalent seven-year term facility.

     Concurrent with the acquisition of the remaining 51% interest of Eastern and with St. Laurent providing a guarantee to the lenders under Eastern's credit facility, Eastern's existing credit agreement was also renegotiated in order to have the covenants governing Eastern's $24 million, seven-year term facility similar to those governing St. Laurent's 5-year term revolving facility. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and 27.1% in 2005 on the original amount of
$24 million. The credit facility is secured by Eastern's assets, and is guaranteed by St. Laurent.

     In connection with the acquisition of Eastern, a $8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25%, and a portion of this note ranks pari passu with the lenders under Eastern's seven-year term facility. St. Laurent also guaranteed the note.

     In connection with the Transaction, all indebtedness under the five-year term revolving facility, Eastern's credit agreement and the $8 million note will be repaid, all of which facilities being subject to change of control provisions.

     The note due by a Subsidiary of St. Laurent to Abitibi was repaid in December 1999. The payment of Cdn.$5.0 million also included the purchase of Abitibi's economic interest in the results of the Subsidiary, which consisted of potential payments up to 2005, calculated as a percentage of the Subsidiary's earnings before taxes.

     As of the end of 1999, St. Laurent had Cdn.$191 million available under its five-year revolving facility, subject to meeting certain financial covenants.

Risk Management

Foreign Exchange

     The results of St. Laurent are affected by the Canadian/U.S. dollar exchange rate. Selling prices, for over 80% of its Canadian shipments are denominated in U.S. dollar, while most of the expenses are in Canadian dollars. Accordingly, an appreciation in the value of the Canadian dollar relative to the U.S. dollar has the effect of increasing costs at the Canadian facilities.

     To protect against the negative impact of a strengthening Canadian dollar on manufacturing costs, St. Laurent purchases forward up to 50% of its Canadian dollar denominated costs for periods up to 48 months using a combination of options and forwards. During 1999, the weak Canadian dollar effectively reduced Canadian manufacturing costs, but the gain was partially offset by an opportunity loss on option and forward contracts.

     As of December 31, 1999, St. Laurent had entered into forward contracts to purchase Cdn.$295 million at an average rate of $0.694.

Commodity Prices

     St. Laurent's results are also dependent on the prices it receives for its products. The prices for paperboard products are volatile and subject to fluctuations based on a number of economic factors. St. Laurent maintains an active risk management program to mitigate the financial impacts of decreasing commodity prices. As of December 31, 1999, St. Laurent had entered into swap agreements to sell 37,500 tons of corrugating medium and 18,000 tons of unbleached kraft linerboard. St. Laurent also entered into swap agreement to buy 48,000 tons of old corrugated containers to protect against price increase. The Board of Directors has authorized commodity-trading activities, provided that total volume does not exceed 150,000 tons at any time.

Interest Rate

     St. Laurent had approximately $245 million of debt outstanding at the end of the year that is based on short-term interest rates. Consequently, St. Laurent is exposed to interest rate fluctuations and its results could be negatively impacted by interest rate increases. In order to reduce its exposure to interest rate fluctuations, St. Laurent entered into interest swap agreements on a notional amount of $55 million at a rate of 5.97%. These agreements expire in 2003.

Year 2000

     A successful and smooth transition into Year 2000 was achieved without any material disruption during the rollover period. St. Laurent's cost to achieve Year 2000 compliance was $6.4 million, of which $2.9 million has been capitalized and $3.5 million has been expensed.

Earnings Sensitivities

     St. Laurent's earnings are sensitive to fluctuations in commodity prices and, to a lesser extent, to exchange rate. Based on 1999 annual capacity, changes in prices and exchange rates affect earnings before and after tax as follows:

                                                                BEFORE TAX    AFTER TAX
                                                                ----------    ---------
                                                                  (in millions of $)
PRODUCTS -- $50 SELLING PRICE CHANGE
  White top.................................................        34           22
  Kraft linerboard..........................................        15           10
  Corrugating medium........................................        22           14
  Solid bleached board......................................         6            4
                                                                    --           --
                                                                    77           50
                                                                    --           --
OCC -- $10 PURCHASE PRICE CHANGE............................         5            3
                                                                    --           --
EXCHANGE RATE -- US$0.01
  Canadian operations.......................................         4            3
CONVERTING

  Selling price change of $1 per MSF........................         7            5

Information Concerning Forward-Looking Statements

     Forward-looking statements include statements evaluating market and general economic conditions, outlook and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.

Uncertainties and Outlook

General

     The continuous focus on value-added products and on the increase of its level of integration should allow St. Laurent to take advantage of the favourable market conditions. St. Laurent has also made some strategic investments in 1999 that should increase its profitability in the coming years. In 2000, St. Laurent will complete the restructuring initiatives undertaken at its West Point mill, which should also contribute to higher profitability. Moreover, St. Laurent expects benefits in 2000 from the favourable impact of several partnership agreements negotiated by its Supply Management Team. The expected improvement in selling prices and the continued focus on cost reduction and value-added products should be the primary drivers of earnings improvement in 2000.

Market

     Demand for containerboard is expected to remain steady, as North American economies continue to perform well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. St. Laurent expects that price increase announcements of $50 per ton for kraft linerboard and $60 per ton for corrugating medium for orders taken after February 1, 2000, should be fully implemented during the second quarter of 2000.

DIRECTORS AND EXECUTIVE OFFICERS

     On April 14, 2000 directors and officers of St. Laurent as a group beneficially owned or had voting control or direction over 135,112 St. Laurent Common Shares or approximately 0.3% of the issued and outstanding St. Laurent Common Shares. In addition, on April 14, 2000, the directors and officers of St. Laurent as a group owned St. Laurent Options and St. Laurent RSUs entitling them to receive, 745,390 St. Laurent Common Shares. Consequently, on April 14, 2000, the directors and officers of St. Laurent as a group beneficially owned or controlled an aggregate of 880,502 votes at the Meeting, representing approximately 2% of the total number of votes entitled to be cast at the Meeting. To the knowledge of management of St. Laurent, each of the directors and officers of St. Laurent intends to vote in favour of the Arrangement.

Directors

     As of the date hereof, the name and municipality of residence of each director of St. Laurent, the date when each became a director, the principal occupation of each during the past five years and the number of St. Laurent Common Shares beneficially owned, directly or indirectly, or over which such director exercised control are as set out in the table below.

                                                                                      APPROXIMATE NUMBER OF
                                                                                    ST. LAURENT COMMON SHARES
                                                                                       BENEFICIALLY OWNED,
                                                             PERIOD DURING WHICH     DIRECTLY OR INDIRECTLY,
                                                           NOMINEE HAS SERVED AS A   OR OVER WHICH CONTROL OR
NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT                DIRECTOR OF ST. LAURENT  DIRECTION IS EXERCISED (6)
-------------------------------------------                -----------------------  --------------------------
JOSEPH J. GURANDIANO (1)(3)(5)...........................        Since 1994                   32,526
(Westmount, Quebec)
President and Chief Executive Officer of St. Laurent
BRENTON S. HALSEY (1)(3).................................        Since 1997                   9,197
(Richmond, Virginia)
Chairman Emeritus, Fort James Corporation (pulp and paper
manufacturer) and Corporate Director
ROBERT LACROIX (2)(3)....................................        Since 1994                   2,385
(Montreal, Quebec)
Rector, University of Montreal
JOHN LEBOUTILLIER (1)(5).................................        Since 1995                   4,206
(Montreal, Quebec)
Corporate Director

                                                                                      APPROXIMATE NUMBER OF
                                                                                    ST. LAURENT COMMON SHARES
                                                                                       BENEFICIALLY OWNED,
                                                             PERIOD DURING WHICH     DIRECTLY OR INDIRECTLY,
                                                           NOMINEE HAS SERVED AS A   OR OVER WHICH CONTROL OR
NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT                DIRECTOR OF ST. LAURENT  DIRECTION IS EXERCISED (6)
-------------------------------------------                -----------------------  --------------------------
JOSIAH O. LOW III (2)(5).................................        Since 1995                   4,122
(Riverside, Connecticut)
Managing Director of DLJ
GEORGE F. MICHALS (2)(4).................................        Since 1996                   11,379
(Orangeville, Ontario)
President of Baymont Capital Resources Inc.
(investment and business development company)
RAYMOND R. PINARD (1)(5).................................        Since 1994                   6,519
(Verdun, Quebec)
Chairman of the Board of St. Laurent
E.J. (WOODY) RICE (3)(4).................................        Since 1995                   4,562
(Atlanta, Georgia)
Vice-President, Institute of Paper Science and Technology
(research university)
JEAN TURMEL (1)(4).......................................        Since 1994                   6,124
(Outremont, Quebec)
President, Financial markets, Treasury and Investment
Banking of a Canadian chartered bank
JOSEPH H. WRIGHT (2)(4)..................................        Since 1997                   4,713
(Toronto, Ontario)
Managing Partner of Crosbie & Company Ltd.
(investment banking firm)

---------------

(1) Member of the Human Resources, Management Development and Compensation Committee.

(2)  Member of the Pension Fund Review Committee.

(3)  Member of the Environment, Health and Safety Committee.

(4)  Member of the Audit Committee.

(5)  Member of the Corporate Governance and Nominating Committee.

(6)  Information as of April 14, 2000.

     During the last five years, each of the directors of St. Laurent has held the principal occupation identified above or has been engaged in other executive capacities with the companies indicated opposite their names or with one of their respective affiliates, with the following exceptions:

     Robert Lacroix, who prior to June 1998, was President and Chief Executive Officer of CIRANO (Centre for Inter-University Research and Analysis on Organization);

     John LeBoutillier, who prior to December 1996, was President and Chief Executive Officer of Ispat Sidbec Inc. (a manufacturer of value-added steel products) and who, prior to March 2000, was President and Chief Executive Officer of Iron Ore Company of Canada (a mining company);

     Joseph H. Wright, who from July 1997 to September 1997 was an independent consultant, from April 1995 to June 1997 was President and Chief Executive Officer of Swiss Bank Corporation (Canada), a banking institution; and from September 1994 to March 1995 was an independent consultant.

     The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders of St. Laurent.

Executive Officers

     As of the date hereof, the name and municipality of residence of each executive officer of St. Laurent and the principal occupation of each during the past five years were as follows:

  NAME AND MUNICIPALITY OF RESIDENCE                            OFFICE WITH ST. LAURENT
  ----------------------------------                            -----------------------
MARION ALLAIRE........................         Vice President, Administration and Secretary
(Verdun, Quebec)
ALAIN BOIVIN..........................         Senior Vice President, Containerboard Operations
(Brossard, Quebec)
PIERRE BOURDAGES......................         Senior Vice President, Fibre
(Boucherville, Quebec)
DENIS CHARLEBOIS......................         Senior Vice President, Human Resources
(Brossard, Quebec)
LUC DUFOUR............................         Controller
(Longueuil, Quebec)
RICHARD L. ELLIS......................         Vice President, Technology & Research
(Williamsburg, Virginia)
RICHARD GARNEAU.......................         Senior Vice President and Chief Financial Officer
(Beaconsfield, Quebec)
ROBERT J. GEIB........................         Senior Vice President, Packaging
(Midlothian, Virginia)
RONALD J. GLICK.......................         Senior Vice President, Containerboard Sales & Marketing
(Williamsburg, Virginia)
JOSEPH J. GURANDIANO..................         President and Chief Executive Officer
(Westmount, Quebec)
DEAN JONES............................         Assistant Secretary
(Ste-Marthe, Quebec)
HELENE ST-PIERRE......................         Treasurer
(St. Lambert, Quebec)
BERT J. WAYLAND.......................         Vice President and Chief Information Officer
(Williamsburg, Virginia)

     All of the officers of St. Laurent have held the office and principal occupation identified above or another office or principal occupation with St. Laurent for the last five years with the following exceptions:

     Alain Boivin, who from May 1992 to May 1996 was Mill Manager of Donohue Inc.'s (a pulp and paper company) Clermont, Quebec mill, and from June 1996 to June 1999 was Mill Manager of Donohue Inc.'s Baie Comeau, Quebec mill.

     Pierre Bourdages, who from July 1991 to September 1995, was President and Chef Executive Officer of the Forest Engineering Research Institute of Canada (a forestry research organization);

     Luc Dufour, who from June 1990 to October 1996, was Assistant Treasurer of Donohue Inc.; from November 1996 to April 1998, was Independent Consultant;

     Richard L. Ellis, who from 1994 to 1995 was Professor of Chemistry and Principal Research Scientist, Institute of Paper Science and Technology (IPST) (a pulp and paper research organization), and from 1995 to 1999 was Senior Vice President, Technology & Environmental Affairs, Inland Paperboard & Packaging (a pulp and paper company);

     Richard Garneau, who from October 1995 to August 1997, was President, Finlay Forest Industries Inc.; and from April 1994 to September 1995, was Executive Vice President and Chief Financial Officer, Finlay Forest Industries (a forest products company);

     Robert J. Geib, who from February 1992 to September 1997, was Vice President and Regional Manager, Stone.

     Ronald J. Glick, who from July 1996 to March 1998 was retired from his position of Vice President, Containerboard Packaging, Weyerhaeuser Company (a pulp and paper and forest products company); from 1988 to June 1996 was Vice President, Containerboard Packaging, Weyerhaeuser Company;

     Dean Jones, who from June 1995 to July 1997 was legal counsel of St. Laurent; and from April 1994 to April 1995 was an associate attorney with Boivin O'Neill S.E.N.C. (a law firm); and

     Bert J. Wayland, who from November 1997 to October 1998 was Executive Consultant for CGI; and from 1989 to October 1997 was Vice President of Systems for Repap Enterprises Inc. (a pulp and paper company).

Indebtedness of Directors and Senior Officers of St. Laurent

     As at April 2, 2000, the aggregate amount owed to St. Laurent by all of the officers, directors, employees and former officers, directors and employees of St. Laurent and its Subsidiaries, in respect of interest-free loans to purchase St. Laurent Common Shares made to them by St. Laurent, was approximately Cdn.$1,340,060. The following table sets forth the particulars of such loans made to individuals who are, or at any time during the financial year ended December 31, 1999 were, directors, executive officers or senior officers of St. Laurent and its Subsidiaries.

                                                                                                            NUMBER OF

                                                      LARGEST                             FINANCIALLY      ST. LAURENT
                                                       AMOUNT                               ASSISTED          COMMON
                                                    OUTSTANDING                            SECURITIES         SHARES
                                   INVOLVEMENT      DURING LAST          AMOUNT         PURCHASES DURING    PLEDGED AS
                                   OF ISSUER OR      COMPLETED      OUTSTANDING AS AT    LAST COMPLETED    SECURITY FOR
  NAME AND PRINCIPAL POSITION       SUBSIDIARY     FINANCIAL YEAR    APRIL 14, 2000      FINANCIAL YEAR    INDEBTEDNESS
  ---------------------------     --------------   --------------   -----------------   ----------------   ------------
                                                    (Cdn.$)           (Cdn.$)             (#)                 (#)
MARION ALLAIRE..................      Lender           60,248             51,779           --                  7,000
Vice-President, Administration
and Secretary
WERNER BAERLOCHER...............      Lender          174,289            174,289           --                  9,955
Senior Vice-President, Sales and
Marketing
PIERRE BOURDAGES................      Lender          125,492            114,568           --                  8,625
Senior Vice-President, Fibre
MATTHEW BLANCHARD...............      Lender           30,875             22,024           --                  3,597
Vice-President, Supply Chain
Management
DENIS CHARLEBOIS................      Lender           29,268             19,957           --                  4,197
Senior Vice-President, Human
Resources
RICHARD GARNEAU.................      Lender          199,983            182,126           --                  9,523
Senior Vice-President and Chief
Financial Officer
JOSEPH J. GURANDIANO............      Lender          246,919            200,631           --                 27,160
President and Chief Executive
Officer
HELENE ST-PIERRE................      Lender           93,600             89,554           --                  5,850
Treasurer

     Otherwise than in connection with its share purchase programs, St. Laurent does not have any arrangements to extend financing to any of its employees or senior executives and, except as set forth herein, there are no such loans or other financing facilities outstanding on the date hereof which have been extended by St. Laurent to any of its employees or senior executives during the most recently completed financial year.

     On July 10, 1997 St. Laurent made a loan in the amount of $20,000 to Mr. Kenneth R. Gilbreath, then holding the position of Vice-President, Engineering, Capital Projects and Optimization of St. Laurent. This loan matures on July 10, 2001 and bears interest at the rate prescribed by the IRS. The largest amount outstanding under this loan during the last completed financial year was $13,062 and the amount outstanding as at March 2, 2000 is $6,659. The loan is repayable by way of monthly payroll deductions over the term of the loan.

     As at the date hereof, the directors and officers of St. Laurent, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of the outstanding St. Laurent Common Shares.

Directors' and Officers' Liability Insurance

     St. Laurent subscribes to directors' and officers' liability insurance. The policy provides coverage to St. Laurent for payments made on behalf of its directors and officers under indemnity provisions of the St. Laurent By-laws and to the individual directors and officers for insurable losses arising during the performance of their duties for which they are not indemnified by St. Laurent. The approximate amount of premiums paid by St. Laurent for the financial year ended December 31, 1999 in respect of its directors and officers as a group was Cdn.$140,000. The policy provides coverage with an aggregate limit of Cdn.$80,000,000 for all policy participants in each policy year, subject to a deductible of Cdn.$180,000 for each amount payable to St. Laurent.

GRANTING OF ST. LAURENT OPTIONS, ST.-LAURENT RSUS, PERFORMANCE SHARES AND RETENTION BONUSES

     On February 22, 2000, the Board of Directors passed resolutions with respect St. Laurent Options that would otherwise have been granted to optionees in May 2000 under the terms of the St. Laurent Directors' Stock Option and Share Purchase Plan (with respect to the option component of the annual grant of rights thereunder), the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan providing that a cash settlement be made to optionees under such plans on the Effective Date for an amount equivalent to the full economic value of said options calculated on the basis of an "all-cash transaction price" less the deemed exercise price of such options representing the market value of St. Laurent Common Shares as calculated on January 24, 2000 (the date upon which the compensation committee of the Board of Directors began to consider the issue of making an annual grant of options) and that, in order for such cash settlement to be "tax neutral" to the optionees under such plans, an additional cash payment in the form of a "gross-up" be paid on the Effective Date to the eligible optionees under such plans so that all such payments will be "tax-neutral" to such optionees.

     The Board of Directors also resolved, with respect to "Performance Shares" to be issued to Mr. Joseph J. Gurandiano, President and Chief Executive Officer of St. Laurent and his direct reports, as per the terms of eligibility of the St. Laurent Share Performance Plan, that a cash settlement be paid to Mr.
Gurandiano and such other executives on the Effective Date for an amount equivalent to the full economic value of the "Performance Shares" held by each such person and calculated on the basis of an "all-cash transaction price".

     With respect to the share component of the rights granted to directors of St. Laurent under the St. Laurent Directors' Stock Option and Share Purchase Plans that would otherwise have been granted to directors of St. Laurent in May 2000, it was resolved that a cash settlement be paid to such directors then in office on the Effective Date for an amount equivalent to the full economic value of such shares calculated on the basis of an "all-cash transaction price".

     It was further resolved by the Board of Directors that a retention bonus be paid, at Closing, to nine senior executives of St. Laurent who, in the opinion of the Board of Directors, are instrumental in the day-to-day running of the business of St. Laurent, must be kept in their positions in the event the Arrangement is not completed and who will be instrumental in the closing of the Transaction. Such retention bonus will be comprised of a percentage of the annual base salary of each such senior executive, ranging from 125% to 75%.

     For a description of the various share incentive plans and arrangements which St. Laurent has in place, as well as information regarding executive compensation and other benefits awarded to executives of St. Laurent, see Appendix G to this Circular entitled "Executive Compensation and Description of St. Laurent Plans".

ACCELERATION OF ST. LAURENT OPTIONS AND ST. LAURENT RSUS

     Subject to regulatory approval, all outstanding St. Laurent Options issued under the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan, whether vested or unvested, shall become immediately exercisable (conditional upon the Arrangement being completed) so that holders of St. Laurent Options may participate in and benefit from the Arrangement as holders of St. Laurent Common Shares. Holders of St. Laurent Options will have the choice of either exercising their St. Laurent Options for Replacement Options or exercising their Options and participating in the Arrangement as a holder of St. Laurent Common Shares and receiving the Exchange Consideration for their St. Laurent Common Shares.

In addition, subject to regulatory approval, the penalty which would otherwise be payable by an employee in the case of a sale, transfer or assignment of such employee's shares within two years following their grant without such employee ceasing to be employed by St. Laurent, a Subsidiary or an Affiliate of St. Laurent under the St. Laurent Managers' Share Purchase Plan, will be waived. If the Arrangement is not completed, the two year period and penalty will be deemed not to have been waived. Furthermore, the St. Laurent Managers' Share Purchase Plan entitles an eligible employee to receive St. Laurent RSUs giving the right to the holder thereof to receive St. Laurent Common Shares at the expiry of a three year period following the date on which such eligible employee received the St. Laurent RSUs without payment of any further consideration by the holder of the St. Laurent RSU. Subject to regulatory approval, such three year period will be accelerated so that holders of St. Laurent RSUs may participate in the Arrangement and receive the Exchange Consideration under the Arrangement.

SHARE CAPITAL MATTERS

     The authorized capital of St. Laurent consists of an unlimited number of common shares and an unlimited number of Class A Preferred Shares issuable in series.

St. Laurent Common Shares

     As of April 14, 2000, 49,806,080 St. Laurent Common Shares were issued and outstanding. Holders of St. Laurent Common Shares are entitled to one vote for each share held at all meetings of shareholders, other than meetings at which only holders of another specified class or series are entitled to vote and are entitled to receive dividends as and when declared by the Board of Directors from time to time. On the liquidation, dissolution or winding up of St. Laurent, holders of St. Laurent Common Shares (subject to the rights of holders of any shares ranking prior to the St. Laurent Common Shares) are entitled to receive the remaining property of St. Laurent.

St. Laurent Preferred Shares

     Class A Preferred Shares in the capital of St. Laurent are issuable in series. The Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions, conditions and limitations to attach to the Class A Preferred Shares of each series including, the rate, amount or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the redemption price and terms and conditions of redemption and the rights of retraction, if any. The Class A Preferred Shares of St. Laurent are entitled to preference over the St. Laurent Common Shares with respect to the payment of dividends and may also be given such other preferences over the St. Laurent Common Shares as may be fixed by the Board of Directors and are entitled to participate in the liquidation, dissolution or winding-up of St. Laurent among its shareholders in priority to the St. Laurent Common Shares.

     There  are  no  Class  A  Preferred   Shares  of  St.  Laurent  issued  and
outstanding.

Dividends

     St. Laurent has not paid dividends since its incorporation, and does not currently intend to pay dividends, on the St. Laurent Common Shares.

     St. Laurent's credit facilities contain restrictive covenants including a restriction on the declaration or payment of aggregate cash dividends on the outstanding St. Laurent Common Shares if certain defaults or events of default have occurred and are continuing or if the payment of such dividends would result in a default or event of default. In connection with the Arrangement, Smurfit-Stone will repay all amounts owed by St. Laurent under such credit facilities.

     Dividends paid to shareholders in the United States are subject to a 15% Canadian non-resident withholding tax.

EXERCISE OF WARRANTS TO ACQUIRE ST. LAURENT COMMON SHARES

     TD Capital Group Limited was the holder of a warrant to acquire 380,000 St. Laurent Common Shares at an initial exercise price of Cdn.$10.95 pursuant to a warrant issued on January 29, 1999 and a warrant indenture between St. Laurent and Montreal Trust Company made as of the same date. On February 23, 2000, TD Capital Group Limited exercised its warrant and was issued 380,000 St. Laurent Common Shares. See "Information Concerning St. Laurent -- Business Segments -- Paperboard Converting and Packaging".

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of St. Laurent are PricewaterhouseCoopers LLP. The transfer agent and registrar for the St. Laurent Common Shares is Montreal Trust Company.

DOCUMENTS INCORPORATED BY REFERENCE

     THE FOLLOWING DOCUMENTS, FILED BY ST. LAURENT WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AND THE SEC, ARE SPECIFICALLY INCORPORATED BY REFERENCE IN AND FORM AN INTEGRAL PART OF THIS CIRCULAR:

     (A)  ST. LAURENT'S ANNUAL INFORMATION FORM DATED MAY 5, 1999; AND

     (B) ST. LAURENT'S MATERIAL CHANGE REPORT FILED WITH RESPECT TO THE PRE-MERGER AGREEMENT AND DATED MARCH 3, 2000.

     COPIES OF THESE DOCUMENTS MAY BE OBTAINED FROM THE SECRETARY OF ST. LAURENT AT ITS HEAD OFFICE LOCATED AT 630 RENE-LEVESQUE BOULEVARD WEST, SUITE 3000, MONTREAL, QUEBEC.

     ANY DOCUMENTS OF THE TYPE REFERRED TO IN THE PRECEDING PARAGRAPH (EXCLUDING CONFIDENTIAL MATERIAL CHANGE REPORTS) FILED BY ST. LAURENT WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AND THE SEC AFTER THE DATE OF THIS CIRCULAR AND PRIOR TO THE EFFECTIVE TIME SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THIS CIRCULAR.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY CONTAINED OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED TO CONSTITUTE A PART OF THIS CIRCULAR. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

                      INFORMATION CONCERNING SMURFIT-STONE

     The predecessor to Smurfit-Stone was founded in 1974 when JS Group commenced operations in the United States by acquiring 40% of a small paperboard and packaging products company. The remaining 60% of that company was acquired in 1977. The company implemented a strategy to build a fully integrated, broadly based, national packaging business, primarily through acquisitions. Jefferson Smurfit Corporation was formed in 1983 to consolidate the operations of the company.

     On November 18, 1998, Jefferson Smurfit Corporation acquired Stone, which was incorporated on April 14, 1987, pursuant to a merger of a wholly-owned subsidiary of Jefferson Smurfit Corporation with and into Stone (the "Stone Merger"). In connection with the Stone Merger, Jefferson Smurfit Corporation changed its name to Smurfit-Stone Container Corporation. As a result of the Stone Merger, Stone became a wholly-owned subsidiary of Smurfit-Stone. The head office for each of Smurfit-Stone and Stone is located at 150 North Michigan Avenue, Chicago, Illinois 60601.

     Canco,  an  indirect   wholly-owned   Subsidiary  of   Smurfit-Stone,   was
incorporated under the CBCA on April 13, 2000. Its head office is located at 1155 Rene-Levesque Blvd. West, Suite 4000, Montreal, Quebec H3B 3V2. Canco was incorporated for the purpose of implementing the Transaction.

     Novaco, an indirect wholly-owned Subsidiary of Smurfit-Stone, was incorporated as an unlimited liability company under the laws of the Province of Nova Scotia on February 18, 2000. Its head office is located at Suite 900, Purdy's Wharf Tower One, 195 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2X2. Novaco was organized for the purpose of implementing the Transaction.

DESCRIPTION OF BUSINESS

     Smurfit-Stone is an integrated producer of containerboard, corrugated containers and other packaging products. Smurfit-Stone is the industry's leading manufacturer of paper and paper-based packaging, including containerboard, corrugated containers, industrial bags and clay-coated recycled boxboard, and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. For the year ended December 31, 1999, Smurfit-Stone had net sales of $7,151 million and net income of $157 million.

     Smurfit-Stone is a holding company with no business operations of its own. Smurfit-Stone conducts its business operations through two wholly-owned subsidiaries: JSCE, Inc., a Delaware corporation ("JSCE"), and Stone. JSCE conducts all of its business operations through its wholly-owned subsidiary JSC (U.S.). Smurfit-Stone's results contained herein reflect Stone's operations after November 18, 1998 (the "Merger Date"). JSC (U.S.) and Stone collectively have operations throughout the United States, Canada, Europe and Latin America.

Description of Products

Containerboard and Corrugated Containers Segment

     The primary products of Smurfit-Stone's Containerboard and Corrugated Containers segment include corrugated containers, containerboard, kraft paper, solid bleached sulfate ("SBS") and pulp. This segment includes 15 paper mills and 129 container plants located in the United States and three paper mills located in Canada. Sales for Smurfit-Stone's Containerboard and Corrugated
Containers segment in 1999 were $4,829 million (including $193 million of intersegment sales).

     Production for Smurfit-Stone's paper mills and sales volume for its corrugated container facilities for the last three years, including Stone's operations subsequent to the Merger Date, are included in the table below.

                                                                1999     1998     1997
                                                                -----    -----    -----
Tons produced (in thousands)
  Containerboard............................................    5,973    2,479    2,024
  Kraft paper...............................................      437       63
  Solid bleached sulfate....................................      189      185      190
  Market pulp...............................................      572       71
Corrugated containers sold (in billion sq. ft.).............     79.2     35.2     31.7

     Smurfit-Stone's containerboard mills produce a full line of containerboard, which for 1999 included 3,858,000 tons of unbleached kraft linerboard, 324,000 tons of mottled white linerboard and 1,791,000 tons of recycled medium. Smurfit-Stone's containerboard mills and corrugated container operations are highly integrated, with the majority of containerboard produced by Smurfit-Stone used internally by its corrugated container operations. In 1999, Smurfit-Stone's corrugated container plants consumed 5,755,000 tons of containerboard, representing an integration level of approximately 84%. A significant portion of the kraft paper production is consumed by Smurfit-Stone's industrial bag operations.

     Corrugated containers are sold to a broad range of manufacturers of consumable goods. Corrugated containers are used to ship such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture and for many other applications, including point of purchase displays. Smurfit-Stone provides innovative packaging solutions, stressing the value-added aspects of its corrugated containers, including labeling and multicolor graphics to differentiate its products and respond to customer requirements. Smurfit-Stone's corrugated container plants are located nationwide, serving local customers and large national accounts.

     Sales volumes shown above include Smurfit-Stone's proportionate share of the operations of Smurfit-MBI (formerly MacMillan Bathurst, Inc.), a Canadian producer of corrugated containers, and other affiliates reported on an equity ownership basis. Smurfit-Stone and JS Group each own a 50% interest in Smurfit-MBI.

     Smurfit-Stone also produces SBS, portions of which are consumed internally by Smurfit-Stone's folding carton plants. In addition, Smurfit-Stone produces bleached northern and southern hardwood pulp, which is sold to manufacturers of paper products, including photographic and other specialty papers, as well as the printing and writing sectors.

Boxboard and Folding Cartons Segment

     The primary products of Smurfit-Stone's Boxboard and Folding Cartons segment include coated recycled boxboard and folding cartons. Sales for Smurfit-Stone's Boxboard and Folding Cartons segment in 1999 were $836 million.

     Production  of  coated  recycled   boxboard  in  1999,  1998  and  1997  by
Smurfit-Stone's boxboard mills was 581,000, 582,000 and 585,000 tons, respectively. Smurfit-Stone's boxboard and folding carton operations are integrated, with the majority of tons produced by Smurfit-Stone's boxboard mills used internally by its folding carton operations. In 1999, Smurfit-Stone's folding carton plants consumed 637,000 tons of recycled boxboard, SBS and coated natural kraft, representing an integration level of approximately 78%.

     Folding cartons are sold to manufacturers of consumable goods, especially food, beverage, detergents, paper products and other consumer products. Smurfit-Stone's folding carton plants offer extensive converting capabilities, including web and sheet lithographic, rotogravure and flexographic printing, laminating and a full line of structural and graphic design services tailored to specific technical requirements, as well as photography for packaging, sales promotion concepts, and point of purchase displays. Folding cartons are used primarily to provide point of purchase advertising while protecting customers' products. Smurfit-Stone makes folding cartons for a wide variety of applications, including food and fast foods, detergents, paper products, beverages, health and beauty aids and other consumer products. Customers range from small local accounts to large national accounts. Smurfit-Stone's folding carton plants are located throughout the United States. Folding carton sales volumes for 1999, 1998 and 1997 were 583,000, 536,000 and 488,000 tons,\respectively.

     Smurfit-Stone has focused its capital expenditures and its marketing activities in this segment to support a strategy of enhancing product quality as it relates to packaging graphics, increasing flexibility while reducing customer lead time, and assisting customers in innovative package designs.

Other Products

Industrial Bags

     Smurfit-Stone produces multiwall bags, consumer bags and intermediate bulk containers that are designed to safely and effectively ship a wide range of industrial and consumer products, including fertilizers, chemicals, concrete, flour, sugar, feed, seed, pet foods, popcorn, charcoal and salt. Smurfit-Stone's bag plants are located throughout the United States. Smurfit-Stone believes that it is the largest producer of industrial bags in the United States. In 1999, Smurfit-Stone's bag plants consumed approximately 45% of the kraft paper produced by Smurfit-Stone's kraft paper mills. Bag shipments for 1999 and for the period subsequent to the Merger Date in 1998 were 316,000 and 34,000 tons, respectively. Smurfit-Stone's sales of industrial bags in 1999 were $513 million.

Specialty Packaging

     Smurfit-Stone  produces a wide  variety of  specialty  packaging  products, including uncoated recycled boxboard, paper tubes and cores, solid fiber partitions and consumer packaging. Paper tubes and cores are used primarily for paper, film and foil, yarn carriers and other textile products and furniture components. Flexible packaging, paper and metallized paper labels and heat transfer labels are used in a wide range of consumer product applications. In addition, a contract packaging plant provides custom contract packaging services, including cartoning, bagging, liquid-filling or powder-filling and high-speed overwrapping. Smurfit-Stone produces high-quality rotogravure cylinders and has a full-service organization experienced in the production of color separations and lithographic film for the commercial printing, advertising and packaging industries. In 1999, Smurfit-Stone's sales of specialty packaging products were $288 million (including $24 million of intersegment sales).

Reclamation Operations

     Smurfit-Stone's reclamation operations procure fiber resources for Smurfit-Stone's paper mills as well as other producers. Smurfit-Stone operates reclamation facilities in the United States that collect, sort, grade and bale recovered paper. Smurfit-Stone also collects aluminum and glass. In addition, Smurfit-Stone operates a brokerage system throughout the United States whereby it purchases and resells recovered paper to Smurfit-Stone's recycled paper mills and other producers on a regional and national contract basis. Brokerage contracts provide bulk purchasing, resulting in lower prices and cleaner recovered paper. Many of the reclamation facilities are located close to Smurfit-Stone's recycled paper mills, ensuring availability of supply with minimal shipping costs. Domestic tons of recovered paper collected for 1999, 1998 and 1997 were 6,560,000, 5,155,000 and 4,832,000, respectively.
Smurfit-Stone's sales of recycled materials in 1999 were $563 million (including $263 million of intersegment sales).

International Operations

     Smurfit-Stone produces containerboard, boxboard and corrugated containers in Europe and Latin America. Smurfit-Stone's European operations include three paper mills (located in Hoya and Viersen, Germany and Cordoba, Spain), 21 corrugated container plants (eleven located in Germany, three in Spain, three in Belgium, two in France and two in the Netherlands) and six reclamation plants (five located in Germany and one in Spain). In addition, Smurfit-Stone operates four container plants in Mexico and several small affiliate operations which also produce corrugated containers. Production for Smurfit-Stone's international mills and sales volume for its foreign corrugated container facilities for 1999 and for the period subsequent to the Merger Date in 1998 were:

                                                                1999    1998
                                                                ----    ----
Tons produced (in thousands)
  Containerboard............................................     380     40
  Recycled boxboard.........................................      79      8
Corrugated containers sold (in billion sq. ft.).............    12.5    1.3

     In 1999, Smurfit-Stone's foreign corrugated container plants consumed 761,000 tons of containerboard. Smurfit-Stone's sales for its foreign operations were $581 million.

Cladwood(R)

     Cladwood(R) is a wood composite panel used by the housing industry, manufactured from sawmill shavings and other wood residuals and overlaid with recycled newsprint. Smurfit Newsprint Corporation, a wholly-owned subsidiary of JSC(U.S.) ("SNC"), has two Cladwood(R) plants located in Oregon. Sales for Cladwood(R) in 1999 were $21 million.

Newsprint

     Smurfit-Stone is in the process of divesting the newsprint mills owned by SNC, and accordingly its newsprint operations located in Newberg and Oregon City, Oregon have been accounted for as a discontinued operation. The Newberg mill was sold in November 1999. Smurfit-Stone is in negotiations to transfer ownership of the Oregon City mill and does not expect to realize any significant proceeds from the transaction.

     In 1999, SNC produced approximately 510,000 metric tons and sold $235 million of newsprint. For the past three years, an average of approximately 42% of SNC's newsprint production was sold to The Times Mirror Company pursuant to a long-term newsprint agreement.

Fiber Resources

     Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Smurfit-Stone's paper products. Smurfit-Stone satisfies virtually all of its need for wood fiber through purchases on the open market or under supply agreements and essentially all of its need for recycled fiber through the operation of its reclamation facilities and nationwide brokerage system.

     Wood fiber and recycled fiber are purchased in highly competitive, price-sensitive markets, which have historically exhibited price and demand cyclicality. Conservation regulations have caused, and will likely continue to cause, a decrease in the supply of wood fiber and higher wood fiber costs in some of the regions in which Smurfit-Stone procures wood fiber. Fluctuations in supply and demand for recycled fiber have from time to time caused tight supplies of recycled fiber, and at those times Smurfit-Stone has experienced an increase in the cost of such fiber. While Smurfit-Stone has not experienced any significant difficulty in obtaining wood fiber and recycled fiber in proximity to its mills, there can be no assurances that this will continue to be the case for any or all of its mills.

     In October 1999, Smurfit-Stone sold 820,000 acres of owned timberland and assigned its rights to 160,000 acres of leased timberland located in the southeastern United States. As part of the sales agreement, JSC(U.S.) entered into a two-year supply contract with the buyer to purchase 1.4 million tons of timber each year during 2000 and 2001 at prevailing market prices. As of December 31, 1999, Smurfit-Stone owned approximately 132,000 acres of timberland in Canada and operates wood harvesting facilities.

Marketing

     Smurfit-Stone's marketing strategy is to sell a broad range of paper-based packaging products to marketers of industrial and consumer products. In managing the marketing activities of its paperboard mills, Smurfit-Stone seeks to meet the quality and service needs of the customers of its package converting plants at the most efficient cost, while balancing those needs against the demands of its open market customers. Smurfit-Stone's converting plants focus on supplying both specialized packaging with high value graphics that enhance a product's market appeal and high-volume sales of commodity products. Smurfit-Stone seeks to serve a broad customer base for each of its segments and as a result serves thousands of accounts from its plants. Each plant has its own sales force, and many have product design engineers and other service professionals who are in close contact with customers to respond to their specific needs. Smurfit-Stone complements the local plants' marketing and service capabilities with regional and national design and service capabilities, as well as national sales offices for customers who purchase through a centralized purchasing office. National account business may be allocated to more than one plant because of production capacity and equipment requirements.

     Smurfit-Stone's business is not dependent upon a single customer or upon a small number of major customers. Smurfit-Stone does not believe that the loss of any one customer would have a material adverse effect on Smurfit-Stone.

Competition

     The markets in which Smurfit-Stone sells its principal products are highly competitive and comprised of many participants. Although no single company is dominant, Smurfit-Stone does face significant competitors in each of its businesses. Smurfit-Stone's competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which Smurfit-Stone competes have historically been sensitive to price fluctuations brought about by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

Backlog

     Demand for Smurfit-Stone's major product lines is relatively constant throughout the year and seasonal fluctuations in marketing, production, shipments and inventories are not significant. Backlogs are not a significant factor in the industry. Smurfit-Stone does not have a significant backlog of orders, as most orders are placed for delivery within 30 days.

Research and Development

     Smurfit-Stone's research and development center located in Carol Stream, Illinois uses state-of-the-art technology to assist all levels of the manufacturing and sales processes from raw materials supply through finished packaging performance. Research programs have provided improvements in coatings and barriers, stiffeners, inks and printing. The technical staff conducts basic, applied and diagnostic research, develops processes and products and provides a wide range of other technical services. Smurfit-Stone actively pursues applications for patents on new inventions and designs and attempts to protect its patents against infringement. Nevertheless, Smurfit-Stone believes that its success and growth are more dependent on the quality of its products and its relationships with its customers than on the extent of its patent protection. Smurfit-Stone holds or is licensed to use certain patents, licenses, trademarks and trade names on products, but does not consider that the successful continuation of any material aspect of its business is dependent upon such intellectual property. The cost of Smurfit-Stone's research and development activities for 1999, 1998 and 1997 was approximately $7 million, $4 million and $3 million, respectively.

Employees

     Smurfit-Stone had approximately 36,300 employees at December 31, 1999, of whom approximately 30,800 were employees of U.S. operations and the remainder were employees of foreign operations. Of the employees of U.S. operations, approximately 20,500 (67%) are represented by collective bargaining units. The expiration dates of union contracts for Smurfit-Stone's major paper mill facilities are as follows: the Hodge, Louisiana mill, expiring in June 2000; the Missoula, Montana mill, expiring in May 2001; the Jacksonville, Florida (Seminole) mill, expiring in June 2001; the Hopewell, Virginia mill, expiring in July 2002; the Brewton, Alabama mill, expiring in October 2002; the Panama City, Florida mill, expiring in March 2003; the Fernandina Beach, Florida mill, expiring in June 2003; and the Florence, South Carolina mill, expiring in August 2003. Smurfit-Stone believes that its employee relations are generally good and is currently in the process of bargaining with unions representing production employees at a number of its operations. While the terms of these agreements may vary, Smurfit-Stone believes that the material terms of its collective bargaining agreements are customary for the industry and the type of facility, the classification of the employees and the geographic location covered thereby.

Environmental Compliance

     Smurfit-Stone's operations are subject to extensive environmental regulation by federal, state, and local authorities. Smurfit-Stone in the past has made significant capital expenditures to comply with water, air, solid and hazardous waste and other environmental laws and regulations and expects to make significant expenditures in the future for environmental compliance. Because various environmental standards are subject to change, it is difficult to predict with certainty the amount of capital expenditures that will ultimately be required to comply with future standards. In particular, the United States Environmental Protection Agency ("EPA") has finalized significant parts of the Cluster Rule which will require substantial expenditures to achieve compliance. Smurfit-Stone estimates, based on engineering studies done to date, that compliance with these portions of the Cluster Rule could require up to $310 million in capital expenditures over the next several years. The ultimate cost of complying with the regulations cannot be predicted with certainty until further engineering studies are completed and additional regulations are finalized.

     In addition to Cluster Rule compliance, Smurfit-Stone also anticipates additional capital expenditures related to environmental compliance. For the past three years, Smurfit-Stone has spent an average of approximately $35 million annually on capital expenditures for environmental purposes. The anticipated spending for such capital projects for fiscal 2000 is approximately $200 million. A significant amount of the increased expenditures in 2000 will be due to compliance with the Cluster Rule and is included in the estimate of up to $310 million set forth above. Since Smurfit-Stone's principal competitors are, or will be, subject to comparable environmental standards, including the Cluster Rule, management is of the opinion, based on current information, that compliance with environmental standards will not adversely affect Smurfit-Stone's competitive position.

Properties

     Smurfit-Stone maintains manufacturing facilities and sales offices throughout North America, Europe and Latin America. Smurfit-Stone's facilities are properly maintained and equipped with machinery suitable for their use. Smurfit-Stone's manufacturing facilities, excluding the discontinued newsprint operations, as of December 31, 1999 are summarized below.

                                                                  NUMBER OF FACILITIES
                                                               ---------------------------      STATE
                                                               TOTAL    OWNED(1)    LEASED    LOCATIONS
                                                               -----    --------    ------    ---------
UNITED STATES
  Paper mills..............................................      23        23          0          16
  Corrugated container plants..............................     129        82         47          34
  Folding carton plants....................................      20        16          4          10
  Bag packaging plants.....................................      15         8          7          13
  Specialty packaging plants...............................      29        10         19          16
  Reclamation plants.......................................      26        17          9          15
  Cladwood(R) plants.......................................       2         2          0           1
  Wood products plants.....................................       2         2          0           2
                                                                ---       ---         --
     Subtotal..............................................     246       160         86          39
CANADA

  Paper mills..............................................       3         3          0         N/A
  Wood products plants.....................................       1         1          0         N/A
EUROPE AND OTHER
  Paper mills..............................................       3         3          0         N/A
  Corrugated container plants..............................      26        23          3         N/A
  Reclamation plants.......................................       6         3          3         N/A
                                                                ---       ---         --
     Total.................................................     285       193         92         N/A
                                                                ===       ===         ==

---------------

(1) Substantially all of these facilities are subject to security interests to secure the debt obligations of JSC(U.S.) and Stone. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Reserves" and "Notes to the Consolidated Financial Statements of Smurfit-Stone".

     Approximately 71% of Smurfit-Stone's investment in property, plant and equipment is represented by its paper mills. In addition to its manufacturing facilities, Smurfit-Stone owns approximately 132,000 acres of timberland in Canada and also operates wood harvesting facilities.

     The approximate annual tons of productive capacity of Smurfit-Stone's paper mills, including the proportionate share of its affiliates' productive capacity, at December 31, 1999 were:

                                                                    ANNUAL CAPACITY
                                                                -----------------------
                                                                (in thousand U.S. tons)
UNITED STATES
  Containerboard............................................             5,620
  Kraft paper...............................................               437
  Solid bleached sulfate....................................               192
  Recycled boxboard.........................................               779
  Market pulp...............................................               341
                                                                         -----
     Sub-total..............................................             7,369
CANADA

  Containerboard............................................               477
  Market pulp...............................................               240
EUROPE AND OTHER
  Containerboard............................................               418
  Recycled boxboard.........................................                79
                                                                         -----
     Total..................................................             8,583
                                                                         =====

LEGAL PROCEEDINGS

Litigation

     Stone was a party to an Output Purchase Agreement (the "OPA") with Four M Corporation ("Four M") and Florida Coast Paper Company, L.L.C. ("FCPC"), a joint venture owned 50% by each of Stone and Four M. The OPA required that Stone and Four M each purchase one-half of the linerboard produced at FCPC's mill in Port St. Joe, Florida (the "FCPC Mill") at a minimum price sufficient to cover certain obligations of FCPC. The OPA also required Stone and Four M to use their best efforts to cause the FCPC Mill to operate at a production rate not less than the reported average capacity utilization of the U.S. linerboard industry. FCPC indefinitely discontinued production at the FCPC Mill in August 1998, and FCPC and certain of its affiliates filed for Chapter 11 bankruptcy protection in April 1999. Certain creditors of FCPC filed an adverse proceeding in the bankruptcy against Stone and Four M, and certain of their officers and directors, alleging, among other things, default with respect to the obligations of Stone and Four M under the OPA. On October 20, 1999 FCPC and a committee representing the holders of the FCPC debt securities filed a bankruptcy reorganization plan (the "Plan") that provided for the settlement of all outstanding claims in exchange for cash payments. Under the Plan, which was confirmed and consummated in January 2000, Stone paid approximately $123 million to satisfy the claims of creditors of FCPC, Stone received title to the FCPC mill, and all claims under the OPA, as well as any obligations of Stone involving FCPC or its affiliates, were released and discharged. In addition, Four M issued $25 million of convertible preferred stock to Stone in connection with the consummation of the Plan.

     Subsequent to an understanding reached in December 1998, Smurfit-Stone and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by SNC that has been used primarily in the construction of manufactured or mobile homes. The class action claimants alleged that Cladwood(R) siding on their homes prematurely failed. The settlement was reached in connection with a class action pending in King County, Washington and also resolved all other pending class actions. Pursuant to the settlement, SNC paid $20 million into a settlement fund, plus up to approximately $6.5 million of administrative costs, plaintiffs' attorneys' fees, and class representative payments. Smurfit-Stone has established reserves that it believes will be adequate to pay eligible claims; however, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause Smurfit-Stone to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

     In 1998, seven putative class action complaints were filed in the United States District Court for the Northern District of Illinois and the United States District Court for the Eastern District of Pennsylvania alleging that Stone reached agreements in restraint of trade that affected the manufacture, sale and pricing of corrugated products in violation of antitrust laws. The complaints have been amended to name several other defendants, including JSC(U.S.) and Smurfit-Stone. The suits seek an unspecified amount of damages arising out of the sale of corrugated products for the period from October 1, 1993 through March 31, 1995. Under the provisions of the applicable statutes, any award of actual damages could be trebled. The Federal Multidistrict Litigation Panel has ordered all of the complaints to be transferred to and consolidated in the United States District Court for the Eastern District of Pennsylvania. Stone, JSC(U.S.) and Smurfit-Stone believe they have meritorious defenses and intend to vigorously defend these cases.

     Smurfit-Stone is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against Smurfit-Stone cannot be predicted with certainty, the management of Smurfit-Stone believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

Environmental Matters

     In March 1999, management of SNC's Oregon City, Oregon newsprint mill became aware of possible alterations by one of its employees of data utilized in determining compliance with the mill's National Pollutant Discharge Elimination System ("NPDES") permit. SNC conducted a thorough internal investigation of this matter and, based on this investigation, concluded that such alterations did occur and, as a result, the mill may have violated its NPDES permit limits on suspended solids on several occasions. SNC provided both the EPA and the Oregon Department of Environmental Quality with a detailed report of its investigation, and the agencies are conducting an additional investigation based on this report. SNC is fully cooperating with the investigation. SNC is unable to predict the potential consequences of this matter.

     In October 1992, the Florida Department of Environmental Regulation, predecessor to the Department of Environmental Protection ("DEP"), filed a civil complaint in the Circuit Court of Bay County, FL against Stone seeking injunctive relief, an unspecified amount of fines and civil penalties, and other relief based on alleged groundwater contamination at Stone's Panama City, Florida mill. In addition, the complaint alleged operation of a solid waste facility without a permit and discrepancies in hazardous waste shipping manifests. At the parties' request, the case was stayed pending the conclusion of a related administrative proceeding petitioned by Stone in June 1992 following DEP's proposal to deny Stone a permit renewal to continue operating its wastewater pretreatment facility at the mill site. The administrative proceeding was referred to a hearing officer for an administrative hearing on the consolidated issues of compliance with a prior consent order, denial of the permit renewal, completion of a contamination assessment and denial of a sodium exemption. In March 1999, DEP and Smurfit-Stone entered into a Consent Agreement pursuant to which DEP issued an operating permit for the wastewater treatment system, DEP granted the sodium exemption and Smurfit-Stone agreed to install and operate a hydrologic barrier well system. As part of the settlement, the enforcement action with respect to the groundwater contamination was dismissed.

     In September 1997, Smurfit-Stone received a Notice of Violation (a "NOV") and a Compliance Order from the EPA alleging noncompliance with air emissions limitations for the smelt dissolving tank at Smurfit-Stone's Hopewell, Virginia mill and for failure to comply with New Source Performance Standards applicable to certain other equipment at the mill. In cooperation with the EPA, Smurfit-Stone responded to information requests, conducted tests and took measures to ensure continued compliance with applicable emission limits. In December 1997 and November 1998, Smurfit-Stone received additional requests from the EPA for information about past capital projects at the mill. In April 1999, the EPA issued a NOV alleging that Smurfit-Stone "modified" the recovery boiler and increased nitrogen oxide emissions without obtaining a required construction permit. Smurfit-Stone responded to this NOV and indicated that the EPA's allegations were without merit.

     In August 1999, Smurfit-Stone received a Notice of Infraction from the Ministry of Environment of the Province of Quebec (the "Ministry") alleging noncompliance with specified environmental standards at Smurfit-Stone's New Richmond, Quebec mill. The majority of the citations alleged that Smurfit-Stone had discharged total suspended solids in the mill's treated effluent which exceeded the regulatory limitations for the rolling 30-day average. The remainder of the citations were for monitoring, reporting and administrative deficiencies uncovered during an inspection performed by the Ministry earlier in the year. The total fine demanded by the Ministry for all of the alleged violations is $6.5 million (Canadian). Smurfit-Stone entered a plea of "not guilty" as to all of the citations and intends to vigorously defend itself against these alleged violations.

     Federal, state and local environmental requirements are a significant factor in Smurfit-Stone's business. Smurfit-Stone employs processes in the manufacture of pulp, paperboard and other products which result in various discharges, emissions, and wastes and which are subject to numerous federal, state and local environmental laws and regulations, including reporting and disclosure obligations. Smurfit-Stone operates and expects to operate under permits and similar authorizations from various governmental authorities that regulate such discharges, emissions, and wastes.

     Smurfit-Stone also faces potential liability as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental problems exist, as well as the owners of those sites and certain other classes of Persons (generally referred to as "potentially responsible parties" or "PRPs"), are, in most instances, subject to joint and several liability for response costs for the investigation and remediation of such sites under CERCLA and analogous state laws, regardless of fault or the lawfulness of the original disposal. Smurfit-Stone has received notice that it is or may be a PRP at a number of federal and/or state sites where response action may be required and as a result may have joint and several liability for cleanup costs at such sites. However, liability for CERCLA sites is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited. Smurfit-Stone's relative percentage of waste deposited at a majority of these sites is quite small. In addition to participating in remediation of sites owned by third parties, Smurfit-Stone has entered into consent orders for investigation and/or remediation of certain company-owned properties.

     Based on current information, Smurfit-Stone believes that the probable costs of the potential environmental enforcement matters discussed above, response costs under CERCLA and similar state laws, and remediation of owned property will not have a material adverse effect on Smurfit-Stone's financial condition or results of operations. Smurfit-Stone believes that its liability for these matters was adequately reserved at December 31, 1999.

RECENT ACQUISITIONS AND DISPOSITIONS

     On November 18, 1998, Smurfit-Stone purchased the No. 2 paperboard machine located in Smurfit-Stone's Fernandina Beach, Florida paperboard mill for $175 million from an affiliate of JS Group. Until that date, Smurfit-Stone and the affiliate of JS Group were parties to an operating agreement whereby Smurfit-Stone operated and managed the No. 2 paperboard machine.

     On November 18, 1998, Jefferson Smurfit Corporation acquired Stone. See "Information concerning Smurfit-Stone -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

     In January 1999, Smurfit-Stone sold 7.8 million shares of its interest in Abitibi for approximately $80 million and in April 1999, Smurfit-Stone sold its remaining interest in Abitibi for approximately $414 million. In October 1999, Smurfit-Stone sold 820,000 acres of owned timberland and assigned its rights to 160,000 acres of leased timberland to a third party for $710 million, comprised of $225 million of cash and $485 million of installment notes. The installment notes were monetized in a financing transaction completed in November 1999, resulting in proceeds of $430 million. In November 1999, Smurfit-Stone sold its Newberg, Oregon newsprint mill for approximately $211 million.

TRADING HISTORY

     Smurfit-Stone's Common Stock trades on NASDAQ under the symbol "SSCC". The high and low trading prices and volumes of the stock for the periods indicated below were:

                                                                 HIGH      LOW        VOLUME
                                                                ------    ------    -----------
1998

  Third Quarter.............................................    $16.75    $ 9.76     24,983,094
  Fourth Quarter............................................    $16.44    $10.00     69,685,379
1999

  First Quarter.............................................    $20.13    $14.81     96,571,796
  Second Quarter............................................    $25.31    $17.88    123,406,488
  Third Quarter.............................................    $25.75    $20.00     75,876,607
  Fourth Quarter............................................    $25.63    $17.75     93,817,730
2000

  January...................................................    $25.00    $18.06     37,938,046
  February..................................................    $21.19    $12.50     58,048,985
  March.....................................................    $18.81    $12.75     61,352,179
  April (until April 13, 2000)..............................    $18.63    $15.00     22,967,244

DIVIDEND HISTORY

     Smurfit-Stone has not paid cash dividends on Smurfit-Stone Common Stock and does not intend to pay dividends on Smurfit-Stone Common Stock in the foreseeable future. The ability of Smurfit-Stone to pay dividends in the future is restricted by certain provisions contained in various agreements and indentures relating to Smurfit-Stone's outstanding indebtedness.

SMURFIT-STONE SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected financial data should be read in conjunction with "Information concerning Smurfit-Stone -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Smurfit-Stone and related notes thereto appearing elsewhere in this Circular. The selected financial information, with the exception of the statistical data, is derived from audited consolidated financial information for Smurfit-Stone.

                                                              1999 (1)           1998 (2)(3)             1997
                                                             -----------        --------------        ----------
                                                             In millions, except per share and statistical data
SUMMARY OF OPERATIONS (4)
Net sales................................................      $ 7,151             $ 3,485             $ 2,957
Income (loss) from operations............................          423                 (93)                176
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of accounting
  change.................................................          163                (211)                (19)
Discontinued operations, net of income tax provision.....            6                  27                  20
Net income (loss)........................................          157                (200)                  1
Basic earnings per share of common stock
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of accounting
  change.................................................          .75               (1.70)               (.17)
Net income (loss)........................................          .72               (1.61)                .01
Weighted average shares outstanding......................          217                 124                 111
Diluted earnings per share of common stock
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of accounting
  change.................................................          .74               (1.70)               (.17)
Net income (loss)........................................          .71               (1.61)                .01
Weighted average shares outstanding......................          220                 124                 111
OTHER FINANCIAL DATA
Net cash provided by operating activities................      $   183             $   129             $    88
Net cash provided by (used for) investing activities.....        1,487                 (59)               (175)
Net cash provided by (used for) financing activities.....       (1,805)                 73                  87
Depreciation, depletion and amortization.................          430                 168                 127
Capital investments and acquisitions.....................          156                 287                 191
Working capital..........................................           42                 635                  71
Property, plant, equipment and timberland, net...........        4,419               5,772               1,788
Total assets.............................................        9,859              11,631               2,771
Long-term debt...........................................        4,793               6,633               2,040
Stockholders' equity (deficit)...........................        1,847               1,634                (374)
STATISTICAL DATA (TONS IN THOUSANDS)
Containerboard, SBS and kraft production (tons)..........        6,979               2,767               2,214
Market pulp production (tons)............................          572                  71
Recycled boxboard production (tons)......................          825                 765                 758
Corrugated shipments (billion sq. ft.)...................         91.7                36.5                31.7
Folding carton shipments (tons)..........................          583                 536                 488
Industrial bag shipments (tons)..........................          316                  34
Fiber reclaimed and brokered (tons)......................        6,560               5,155               4,832
Number of employees......................................       36,300              38,000              15,800

---------------

(1) Smurfit-Stone recorded $446 million of pretax gains on asset sales in 1999, resulting from the sales of a majority of its timberlands and its interest in Abitibi.

(2) On November 18, 1998, Stone merged with a wholly-owned Subsidiary of Smurfit-Stone. Results for 1998 include Stone after the Merger Date.
     Smurfit-Stone issued approximately 104 million shares of Smurfit-Stone Common Stock in the Stone Merger, resulting in a total purchase price (including the fair value of stock options and related fees) of approximately $2,245 million.

(3) Smurfit-Stone recorded pretax charges of $310 million ($187 million after tax) in the fourth quarter of 1998, including $257 million of restructuring charges in connection with the Stone Merger, $30 million for settlement of its Cladwood(R) litigation and $23 million of costs related to the Stone Merger.

(4) SNC's newsprint operations are presented as a discontinued operation for all periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Market conditions and demand for containerboard and corrugated containers, Smurfit-Stone's primary products, have historically been subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and Smurfit-Stone's profitability.

     Market conditions were generally weak from 1996 to 1998 due primarily to excess capacity within the industry. Linerboard prices, which peaked in 1995 at approximately $535 per ton, declined dramatically thereafter, reaching a low of $310 per ton in April 1997. Corrugated container prices followed this same pricing trend during the period with somewhat less fluctuation. Prices remained at reduced levels through the end of 1998.

     During the second half of 1998, the containerboard industry took extensive economic downtime, resulting in a significant reduction in inventory levels. In addition, several paper companies, including Smurfit-Stone, permanently shut down paper mill operations, approximating 6% of industry capacity. The balance between supply and demand for containerboard improved as a result of the shutdowns, and inventories remained low throughout 1999. Corrugated container shipments for the industry were strong in 1999, increasing approximately 2% compared to 1998. Based on these developments, Smurfit-Stone was able to implement two price increases during 1999, totaling $90 per ton for linerboard, bringing the price at the end of 1999 to $430 per ton. In addition, Smurfit-Stone implemented a $50 per ton price increase in February 2000 for linerboard.

     Market pulp is also subject to the cyclical changes in the economy and changes in industry capacity. The price of market pulp declined from 1996 to 1998 as a result of excess capacity worldwide. Mill closures, market related downtime and the recovery of the Asian markets resulted in tighter supplies and a recovery in prices in 1999. As a result, Smurfit-Stone was able to implement price increases totaling approximately $160 per metric ton for market pulp during 1999. In addition, Smurfit-Stone implemented a $30 per metric ton price increase in January 2000 for market pulp.

     Market conditions in the folding carton and boxboard mill industry, which were weak in 1998, began to strengthen in the second half of 1999. Demand for recycled boxboard and SBS improved gradually and Smurfit-Stone was able to implement price increases in the fourth quarter of 1999. On average, prices were lower in 1999 as compared to 1998. Shipments of folding cartons for the industry increased 2% compared to 1998 and mill operating rates were higher.

     Wood fiber and recycled fiber are the principal raw materials used in the manufacture of Smurfit-Stone's products. Fiber supplies can vary widely at times and are highly dependent upon the demand of paper mills. Wood fiber and reclaimed fiber prices declined in 1998 due primarily to the lower demand brought about by extensive economic downtime taken by the containerboard industry in 1998. The price of OCC, the principal grade used in recycled containerboard mills, declined in 1998 to its lowest level in five years. Smurfit-Stone's average wood fiber cost in 1999 declined approximately 6% compared to 1998 due primarily to the number of permanent mill closures in those areas where Smurfit-Stone competes for wood. Recycled fiber prices increased approximately 11% compared to 1998, primarily as a result of stronger export demand.

Restructuring and Stone Merger

     As previously discussed, a wholly-owned subsidiary of Smurfit-Stone merged with Stone on November 18, 1998. In connection with the Stone Merger, Smurfit-Stone restructured its operations. The restructuring included the shutdown of approximately 1.1 million tons, or 15%, of Smurfit-Stone's North American containerboard mill capacity and approximately 400,000 tons of
Smurfit-Stone's market pulp capacity. During the fourth quarter of 1998, Smurfit-Stone recorded a pretax charge of $257 million for restructuring costs related to the permanent shutdown on December 1, 1998 of certain JSC(U.S.) mill operations and related facilities in connection with the Stone Merger. The restructuring charge of $257 million included provisions for costs for JSC(U.S.) associated with (i) adjustment of property, plant and equipment of closed facilities to fair value less costs to sell of $179 million, (ii) facility closure costs of $42 million, (iii) severance related costs of $27 million and
(iv) other Stone Merger-related costs of $9 million. As part of Smurfit-Stone's continuing evaluation of all areas of its business in connection with its Stone Merger integration, Smurfit-Stone recorded a $10 million restructuring charge in 1999 related to the permanent shutdown of eight additional JSC(U.S.) facilities. The 1999 restructuring charge included restructuring expense of $15 million related to the closures and a reduction in the 1998 exit liabilities of $5 million.

     The restructuring included the permanent shutdown on December 1, 1998 of certain Stone containerboard mill and pulp mill facilities and five Stone converting facilities during the allocation period in 1999. The adjustment to fair value of property, plant and equipment associated with the permanent shutdown of Stone's facilities, liabilities for the termination of certain Stone employees and the liabilities for long-term commitments were included in the allocation of cost to acquire Stone.

     The allocation of the cost to acquire Stone was completed during the fourth quarter of 1999 and included, among other things, adjustments for final appraisals of assets, adjustments to exit liabilities, the resolution of litigation related to Smurfit-Stone's investment in FCPC (see "Legal Proceedings") and the related deferred taxes. The final allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

     The exit liabilities remaining for JSC(U.S.) and Stone as of December 31, 1999 consisted of approximately $212 million of anticipated cash expenditures. Since the Stone Merger, through December 31, 1999, approximately $83 million (28%) of the cash expenditures were incurred, the majority of which related to severance and facility closure costs. Future cash outlays under the restructuring of Stone and JSC(U.S.) operations are anticipated to be $158 million (including the $123 million FCPC payment) in 2000, $11 million in 2001 and $43 million thereafter. The remaining cash expenditures will continue to be funded through operations as originally planned. Additional restructuring charges are expected in 2000 as management finalizes its plans.

     Merger synergies of $350 million are targeted by the end of 2000. Approximately half of this amount is projected to come from optimizing the combined manufacturing systems of JSC(U.S.) and Stone. Merger synergies achieved in 1999, including the benefits of mill shutdowns at the end of 1998 and staff headcount reductions, totaled approximately $284 million. The cost to implement the savings achieved was approximately $41 million in 1999.

Results of Operations

     Smurfit-Stone's results include the results of Stone for 1999 and for the period after November 18, 1998.

Segment Data

                                                              1999               1998               1997
                                                        ----------------   ----------------   ----------------
                                                         NET     PROFIT/    NET     PROFIT/    NET     PROFIT/
                                                        SALES    (LOSS)    SALES    (LOSS)    SALES    (LOSS)
                                                        ------   -------   ------   -------   ------   -------
                                                                            (in millions)
Containerboard and corrugated containers..............  $4,636    $ 478    $2,014    $ 117    $1,607    $  56
Boxboard and folding cartons..........................     836       62       785       67       752       68
Other operations......................................   1,679      101       686       40       598       39
                                                        ------    -----    ------    -----    ------    -----
Total operations......................................  $7,151      641    $3,485      224    $2,957      163
                                                        ======             ======             ======
Restructuring charge..................................              (10)              (257)
Interest expense, net.................................             (563)              (247)              (196)
Other, net............................................              271                (56)                11
                                                                  -----              -----              -----
Income (loss) from continuing operations before income taxes, minority interest, extraordinary item and

  cumulative effect of accounting change..............            $ 339              $(336)             $ (22)
                                                                  =====              =====              =====

     Other, net includes, among other things, corporate expenses and gains or losses on asset sales.

1999 Compared to 1998

     Net sales of $7,151 million and operating profits of $641 million were significantly higher in 1999 compared to 1998 due primarily to the Stone Merger and improvements in sales prices. Other, net improved $327 million compared to 1998 due primarily to gains recorded on sales of assets in 1999. Income from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change was $339 million in 1999, as compared to a loss of $336 million in 1998. The increases (decreases) in net sales for each of Smurfit-Stone's segments are shown in the chart below.

                                                                    1999 COMPARED TO 1998
                                                     ---------------------------------------------------
                                                     CONTAINERBOARD    BOXBOARD
                                                      & CORRUGATED     & FOLDING      OTHER
                                                       CONTAINERS       CARTONS     OPERATIONS    TOTAL
                                                     --------------    ---------    ----------    ------
                                                                        (in millions)
Increase (decrease) due to:
  Sales prices and product mix...................        $   78           $(9)         $ 37       $  106
  Sales volume...................................                          61             3           64
  Stone merger...................................         2,624                         971        3,595
  1998 acquisition...............................            26                                       26
  Sold or closed facilities......................          (106)           (1)          (18)        (125)
                                                         ------           ---          ----       ------
Net increase.....................................        $2,622           $51          $993       $3,666
                                                         ======           ===          ====       ======

Containerboard and Corrugated Containers Segment

     Net sales of $4,636 million and profits of $478 million for 1999 increased significantly compared to 1998 due primarily to the Stone Merger and improved sales prices for containerboard and corrugated containers. Net sales and profits for the Stone operations for 1999 were $2,902 million and $301 million, respectively, as compared to $318 million and $10 million, respectively, for the period from the Stone Merger Date to December 31, 1998. Smurfit-Stone was able to implement two price increases for containerboard in 1999, totaling $90 per ton for linerboard and $130 per ton for medium. On average, linerboard and corrugated prices increased 8% and 9%, respectively, compared to 1998. The increase in corrugated prices reflects the price increases implemented and Smurfit-Stone's strategy to rationalize customer mix. SBS prices were lower than 1998 by 3%.

     As a result of the Stone Merger, containerboard, kraft paper and market pulp production increased significantly in 1999. Production was also favourably impacted by the acquisition of a containerboard machine from JS Group in November 1998. SBS shipments were higher than 1998 by 2%. Corrugated container sales volume also increased compared to 1998 due primarily to the Stone Merger. Corrugated container shipments were negatively impacted by the closure of four JSC(U.S.) plants and the rationalization of customer mix. Cost of goods sold as a percent of net sales decreased to 80% for 1999 compared to 86% for 1998 due to higher sales prices, plant shutdowns and cost saving initiatives undertaken in connection with the Stone Merger.

Boxboard and Folding Cartons Segment

     Net sales for 1999 increased by 7% compared to 1998 while profits decreased by $5 million to $62 million. The sales increase was due primarily to higher sales volume of folding cartons, which increased by 9% compared to 1998. Boxboard shipments increased by 1% compared to last year. On average, boxboard prices were lower than 1998 by 9% and folding carton prices were comparable to 1998. Cost of goods sold as a percent of net sales increased from 83% in 1998 to 84% in 1999 due primarily to the effect of lower sales prices and higher reclaimed fiber costs.

Other Operations

     Net sales of $1,679 million for Smurfit-Stone's other operations for 1999 increased $993 million compared to 1998 and profits increased by $61 million to $101 million due primarily to the industrial bag and international operations acquired in the Stone Merger. Other operations also include Smurfit-Stone's reclamation and specialty packaging operations. Reclamation benefited from higher sales prices in 1999 as a result of increased demand. Compared to 1998, the average price of OCC increased approximately 11% and the total tons of fiber reclaimed and brokered increased 27% due to the additional fiber requirements resulting from the Stone Merger.

Costs and Expenses

     Cost of goods sold for 1999 in Smurfit-Stone's Consolidated Statements of Operations increased compared to 1998 due primarily to the Stone Merger. The increase was partially offset by elimination of cost for certain containerboard mill operations which were permanently shut down in December 1998. Smurfit-Stone's overall cost of goods sold as a percent of net sales decreased from 85% in 1998 to 84% in 1999 due primarily to the effects of the Stone Merger and higher sales prices.

     Selling and administrative expenses for 1999 increased compared to 1998 due primarily to the Stone Merger. Staff reductions and certain other merger synergies achieved in 1999 had a favourable impact on Smurfit-Stone's administrative expenses. Smurfit-Stone expensed $26 million related to the cashless exercise of stock options under the Jefferson Smurfit Corporation stock option plan in 1999. In 1998, Smurfit-Stone expensed $30 million for settlement of certain litigation and $23 million of costs related to the Stone Merger. Smurfit-Stone's overall selling and administrative expense as a percent of net sales declined from 11% in 1998 to 10% in 1999 due primarily to the effects of the Stone Merger and higher sales prices.

     Interest expense, net for 1999 was higher than 1998 due primarily to the higher levels of debt outstanding as a result of the Stone Merger. Average effective interest rates for 1999 were comparable to last year.

     Other, net in Smurfit-Stone's Consolidated Statements of Operations for 1999 included gains on the sale of Smurfit-Stone's timberlands of $407 million and $39 million on the sale of shares of Abitibi.

     Smurfit-Stone recorded income tax expense of $168 million in 1999. The effective rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting. At
December 31, 1999, Smurfit-Stone had approximately $1,420 million of net operating loss carryforwards for U.S. federal income tax purposes that expire from 2009 through 2019, with a tax value of $497 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, Smurfit-Stone had net operating loss carryforwards for state purposes with a tax value of $111 million, which expire from 2000 to 2019. A valuation allowance of $56 million has been established for a portion of these deferred assets. For information concerning income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to Consolidated Financial Statements of Smurfit-Stone.

Discontinued Operations

     In February 1999, Smurfit-Stone adopted a formal plan to sell the operating assets of its subsidiary, SNC. Smurfit-Stone subsequently decided to continue to operate its Cladwood(R) business. Accordingly, SNC's newsprint results are accounted for as a discontinued operation for all periods presented in Smurfit-Stone's Consolidated Statements of Operations. In November 1999, Smurfit-Stone sold its Newberg, Oregon newsprint mill for approximately $211 million (see "Liquidity and Capital Resources"). Smurfit-Stone is in negotiations to transfer ownership of its Oregon City mill and does not expect to realize any significant proceeds from the transaction. Transfer of the Oregon City mill will complete Smurfit-Stone's disposition of its newsprint business.

     The 1999 results of the discontinued operations included the realized gain on the sale of the Newberg mill, an expected loss on the transfer of the Oregon City mill, the actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City mill through the expected disposition date.

1998 Compared to 1997

     Net sales of $3,485 million and operating profits of $224 million were higher than 1997 by 18% and 37%, respectively, due primarily to the Stone Merger and higher sales prices for containerboard and corrugated containers. The increases (decreases) in net sales for each of Smurfit-Stone's segments are shown in the chart below.

                                                                     1998 COMPARED TO 1997
                                                       --------------------------------------------------
                                                       CONTAINERBOARD    BOXBOARD
                                                        & CORRUGATED     & FOLDING      OTHER
                                                         CONTAINERS       CARTONS     OPERATIONS    TOTAL
                                                       --------------    ---------    ----------    -----
                                                                         (in millions)
Increase (decrease) due to:
  Sales prices and product mix.....................         $146           $(13)         $(53)      $ 80
  Sales volume.....................................          (63)            45            22          4
  Stone merger.....................................          318              1           128        447
  Acquisition......................................            9                                       9
  Sold or closed facilities........................           (3)                          (9)       (12)
                                                            ----           ----          ----       ----
Net increase.......................................         $407           $ 33          $ 88       $528
                                                            ====           ====          ====       ====

Containerboard and Corrugated Containers Segment

     Net sales of the Containerboard and Corrugated Containers segment increased 25% compared to 1997 to $2,014 million and segment profits increased $61 million over 1997 to $117 million. The increase in net sales was due primarily to the Stone Merger and improved sales prices. The profit increase was due primarily to the improvements in sales price. Net sales and profits for the Stone operations included in this segment for the period after November 18, 1998 were $318 million and $10 million, respectively.

     Containerboard and corrugated container prices were higher in 1998 by 16% and 11%, respectively, compared to 1997. SBS prices declined 2% during the period. Containerboard sales volume for Smurfit-Stone's mills in 1998 declined 2% compared to 1997 due to the closure of three JSC(U.S.) containerboard mills, effective December 1, 1998 and higher levels of economic downtime. Smurfit-Stone also had 28 days of downtime in 1997 at its Brewton, Alabama mill associated with a rebuild and upgrade of its mottled white paper machine. Sales volume for Smurfit-Stone's corrugated container facilities declined 5% compared to 1997 due in part to Smurfit-Stone's strategy to rationalize customer mix. Cost of goods sold as a percent of net sales decreased from 88% in 1997 to 86% in 1998 due primarily to the higher sales prices in 1998.

Boxboard and Folding Cartons Segment

     Net sales of the Boxboard and Folding Cartons segment increased 4% compared to 1997 to $785 million and segment profits declined $1 million compared to 1997 to $67 million. The increase in net sales was due primarily to increased sales volume of folding cartons. Folding carton sales volume increased 10% compared to 1997, reflecting growth in new business acquired near the end of 1997. Sales volume for the boxboard mills declined 1% compared to 1997. Boxboard prices were higher in 1998 on average, increasing 3% compared to 1997. Folding carton prices declined 3%, reflecting the change in product mix related to the new business acquired. Cost of goods sold as a percent of net sales for 1998 was comparable to 1997.

Costs and Expenses

     The increases in cost of goods sold and selling and administrative expenses in 1998 compared to 1997 were due primarily to the Stone Merger. Smurfit-Stone's overall cost of goods sold as a percent of net sales decreased from 86% in 1997 to 85% in 1998. Selling and administrative expenses in 1998 also included a $30 million pretax charge for the settlement of certain litigation (described below) and $23 million of Stone Merger-related costs. Selling and administrative expenses as a percent of net sales increased from 8% in 1997 to 11% in 1998.

     Subsequent to an understanding reached in December 1998, Smurfit-Stone and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R). Smurfit-Stone recorded a $30 million pretax charge in 1998 for amounts SNC agreed to pay into a settlement fund for administrative costs, plaintiffs' attorneys' fees, class representative payments and other costs (see "Legal Proceedings"). Smurfit-Stone believes its reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause Smurfit-Stone to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

     Interest expense, net for 1998 was $247 million, an increase of $51 million compared to 1997. The increase was due to higher levels of debt as a result of the Stone Merger.

     Smurfit-Stone recorded an income tax benefit of $126 million in 1998. The effective rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which were state income taxes and the effect of permanent differences from applying purchase accounting.

Discontinued Operations

     As explained above, SNC's newsprint results are reflected as discontinued operations for all periods presented in Smurfit-Stone's Consolidated Statements of Operations. Smurfit-Stone had income from discontinued operations, net of tax, in 1998 of $27 million compared to $20 million in 1997. Net sales for discontinued operations amounted to $303 million and $281 million for 1998 and 1997, respectively.

Liquidity And Capital Resources

General

     In 1999, proceeds from the sale of assets of $1,643 million, net cash provided by operating activities of $183 million, proceeds from the exercise of stock options of $17 million and available cash of $131 million were used to fund property additions of $156 million and net debt payments of $1,822 million.

     In January 1999, Smurfit-Stone sold 7.8 million shares of its interest in Abitibi for approximately $80 million and in April 1999, Smurfit-Stone sold its remaining interest in Abitibi for approximately $414 million. Proceeds were sufficient to prepay the entire outstanding balance of Stone's Tranche B term loan and, in accordance with the Stone Credit Agreement (as defined below), the revolving credit maturity date was extended from April 30, 2000 to December 31, 2000.

     In October 1999, Smurfit-Stone sold 820,000 acres of owned timberland and assigned its rights to 160,000 acres of leased timberland to a third party for $710 million, comprised of $225 million of cash and $485 million of installment notes. The installment notes were monetized in a financing transaction completed in November 1999, resulting in proceeds of $430 million. The proceeds from the sale were used to pay down borrowings under the JSC(U.S.) Credit Agreement. A bankruptcy remote special purpose entity holds the installment notes. The monetization transaction was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Accordingly, the financial assets transferred to this qualifying special purpose entity and the liabilities of that entity are not included in the consolidated financial statements of Smurfit-Stone (see Note 4 of the Notes to Consolidated Financial Statements of Smurfit-Stone).

     In November 1999, Smurfit-Stone sold its Newberg, Oregon newsprint mill. Proceeds of approximately $211 million were used to pay down borrowings under the JSC(U.S.) Credit Agreement.

Financing Activities

     In January 1999, Stone obtained a waiver from its bank group for relief from certain financial covenant requirements under the Stone Credit Agreement as of December 31, 1998. Subsequently, on March 23, 1999, Stone and its bank group amended the Stone Credit Agreement to further ease certain quarterly financial covenant requirements for 1999.

     In August 1999, Stone repaid its $120 million 11.0% senior subordinated debentures at maturity with borrowings under its revolving credit facility.

     In October 1999, JSC(U.S.) amended the JSC(U.S.) Credit Agreement to (i) permit the sale of the timberland operations and the Newberg mill, (ii) permit the cash proceeds from these asset sales to be applied as prepayments against the JSC(U.S.) Credit Agreement, (iii) ease certain quarterly financial covenants for 1999 and 2000 and (iv) permit certain prepayments of other indebtedness.

     In October 1999, Stone entered into a new accounts receivable securitization program (the "Stone Securitization Program"). The Stone Securitization Program provides for certain trade accounts receivables to be sold without recourse to Stone Receivables Corporation, a wholly-owned non-consolidated bankruptcy remote qualified special purpose entity. The proceeds from the transaction were used to prepay the borrowings under the prior Stone accounts receivable securitization program.

     The credit facilities of JSC (U.S.) and Stone (collectively, the "Credit Agreements") contain various business and financial covenants including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, (iii) limitations on capital expenditures and (iv) maintenance of certain financial covenants. The Credit Agreements also require prepayments if JSC(U.S.) or Stone have excess cash flows, as defined, or receive proceeds from certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness. Stone generated excess cash flow in the fourth quarter of 1999 of approximately $43 million, which is classified as current maturities of long-term debt in Smurfit-Stone's December 31, 1999 Consolidated Balance Sheet. The obligations under the JSC(U.S.) Credit Agreement are unconditionally guaranteed by Smurfit-Stone and certain of its subsidiaries. The obligations under the JSC(U.S.) Credit Agreement are secured by a security interest in substantially all of the assets of JSC(U.S.). The obligations under the Stone Credit Agreement are secured by a security interest in substantially all of the assets of Stone and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, four paper mills and the land and buildings of the corrugated container plants. Such restrictions, together with the highly leveraged position of Smurfit-Stone, could restrict corporate activities, including Smurfit-Stone's ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

     The declaration of dividends by the Smurfit-Stone Board of Directors is subject to, among other things, certain restrictive provisions contained in the Credit Agreements and certain note indentures. At December 31, 1999, Stone had accumulated dividend arrearages of approximately $22 million related to a series of its preferred stock.

     Stone's senior notes, aggregating $1,698 million (the "Stone Senior Notes") are redeemable in whole or in part at the option of Stone at various dates beginning in February 1999, at par plus a weighted average premium of 2.57%. The Stone senior subordinated debentures (the "Stone Senior Subordinated Debentures"), aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part, at the option of Stone at par plus a weighted average premium of .16%. The indentures governing the Stone Senior Notes and the Stone Senior Subordinated Debentures (the "Stone Indentures") generally provide that in the event of a change of control (as defined), Stone must, subject to certain exemptions, offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures. The Stone Merger constituted such a change in control. As a result, Stone is required to offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because the Stone Credit Agreement prohibits Stone from making an offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures, Stone could not make the offer. Although the terms of the Stone Senior Notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Stone Merger for repayment of bank debt or obtaining such consent. Smurfit-Stone intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the Stone Credit Agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that Smurfit-Stone will be successful in obtaining such financing or consents or as to the terms of such financing or consents.

     Based upon covenants in the Stone Indentures, Stone is required to maintain certain levels of equity. If the minimum equity levels are not maintained for two consecutive quarters, the applicable interest rates on the Stone Indentures are increased by 50 basis points per semiannual interest period (up to a maximum of 200 basis points) until the minimum equity level is attained. Stone's equity level was below the minimum equity level during most of 1998. As a result, the interest rates increased. The interest rates on the Stone Indentures returned to the original interest rates on April 1, 1999 due to Stone's equity levels exceeding the minimum on December 31, 1998. Stone's equity level exceeded the minimum on December 31, 1999.

     Smurfit-Stone expects that internally generated cash flows, proceeds from asset divestitures and existing financing resources will be sufficient for the next year to meet its obligations, including debt service, restructuring payments, settlement of the FCPC reorganization plan, expenditures under the Cluster Rule and capital expenditures. Scheduled debt payments in 2000 and 2001 are $174 million and $612 million, respectively, with increasing amounts thereafter. Capital expenditures for 2000 are expected to be approximately $260 million. Smurfit-Stone expects to use any excess cash flow provided by operations to make further debt reductions. As of December 31, 1999, JSC(U.S.) had $485 million of unused borrowing capacity under the JSC(U.S.) Credit Agreement and Stone had $447 million of unused borrowing capacity under the Stone Credit Agreement.

     On March 31, 2000, Stone amended and restated its existing credit agreement (the "Stone Credit Agreement") pursuant to which a group of financial institutions agreed to (i) provide an additional $575 million to Stone in the form of a new F Tranche term loan maturing on December 31, 2005 and (ii) extend the maturity dates of the revolving credit facilities under the Stone Credit Agreement to December 31, 2005. On March 29, 2000, Stone issued a notice calling for the redemption on April 28, 2000 of all of Stone's outstanding 9 7/8% Senior Notes due February 1, 2001. Stone intends to use the proceeds of the F Tranche term loan to redeem the 9 7/8% Senior Notes due February 1, 2001.

     On March 2, 2000, Stone entered into a commitment letter pursuant to which certain financial institutions agreed, subject to certain conditions, to provide Stone and Newco an aggregate of up to $1.15 billion of new senior secured credit facilities consisting of (i) $1.05 billion of term loan facilities maturing on December 31, 2006, and (ii) a $100 million revolving facility to Newco maturing on December 31, 2005. Stone intends to utilize the proceeds of the new term facilities to (i) fund the cash component of the Exchange Consideration, (ii) refinance certain existing indebtedness of St. Laurent and (iii) pay fees and expenses related to the Transaction. The proceeds of the new revolving facility will be used for general corporate purposes in the ordinary course of Newco's business.

Year 2000

     The year 2000 problem concerned the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changed to 2000. Smurfit-Stone depends upon its information technology ("IT") and non-IT (used to run manufacturing equipment that contain embedded hardware and software that must handle dates) to conduct and manage Smurfit-Stone's business.

     Smurfit-Stone utilized both internal and external resources to evaluate the potential impact of the year 2000 problem and established a year 2000 Program Management Office to guide and coordinate the efforts of its operating units in developing and executing its plan. The year 2000 Program Management Office instituted a seven-phase approach, which enabled Smurfit-Stone to identify all systems and devices, which were determined to be susceptible to the year 2000 problem. Corrective actions were initiated and affected systems or devices were replaced, repaired or upgraded. Through December 31, 1999, Smurfit-Stone spent approximately $54 million to correct the year 2000 problem. Smurfit-Stone does not expect to spend any significant amounts in the future on year 2000 related problems.

     Subsequent to midnight on December 31, 1999 (the "Rollover Date"), Smurfit-Stone's financial and administrative systems, communication links and process control systems, which control and monitor production, power, emissions and safety, were verified for operational capability. Only minor issues relating to these systems were noted. Smurfit-Stone has conducted and managed normal business operations as planned since the Rollover Date and has not experienced any loss of production at any mill or converting facility as a result of the year 2000 problem. Minor issues, which surfaced at mills and converting facilities, were addressed and resolved typically within one day. Smurfit-Stone was able to provide customers, upon request, verification of operational capability on January 1, 2000. Furthermore, Smurfit-Stone was not adversely impacted by any disruptions of raw materials, supplies or services provided by key vendors or suppliers.

     Smurfit-Stone's year 2000 Program Management Office continues to check for year 2000 issues. However, given the amount of system activity since the Rollover Date, Smurfit-Stone does not expect any major problems related to the year 2000 issue.

Environmental Matters

     Smurfit-Stone's operations are subject to extensive environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Smurfit-Stone has made, and expects to continue to make, significant capital expenditures to comply with water, air and solid and hazardous waste and other environmental laws and regulations. Capital expenditures for environmental control equipment and facilities were approximately $18 million in 1998 and approximately $29 million in 1999. Smurfit-Stone anticipates that environmental capital expenditures will approximate $200 million in 2000. The majority of the expenditures after 1999 relate to amounts that Smurfit-Stone currently anticipates will be required to comply with the Cluster Rule. In November 1997, the EPA issued the Cluster Rule, which made existing requirements for discharge of wastewater under the Clean Water Act more stringent and imposed new requirements on air emissions under the Clean Air Act for the pulp and paper industry. Though the final rule is still not fully promulgated, Smurfit-Stone currently believes it may be required to make additional capital expenditures of up to $290 million during the next several years in order to meet the requirements of the new regulations. Also, additional operating expenses will be incurred as capital installations required by the Cluster Rule are put into service.

     In addition, Smurfit-Stone is from time to time subject to litigation and governmental proceedings regarding environmental matters in which compliance action and injunctive and/or monetary relief are sought. Smurfit-Stone has been named as a PRP at a number of sites, which are the subject of remedial activity under CERCLA or comparable state laws. Although Smurfit-Stone is subject to joint and several liability imposed under CERCLA, at most of the multi-PRP sites there are organized groups of PRPs and costs are being shared among PRPs. Payments related to cleanup at existing and former operating sites and CERCLA sites were not material to Smurfit-Stone's liquidity during 1999. Future environmental regulations may have an unpredictable adverse effect on Smurfit-Stone's operations and earnings, but they are not expected to adversely affect Smurfit-Stone's competitive position.

     Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on engineering studies and legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental expenditures include projects, which, in addition to meeting environmental concerns, may yield certain benefits to Smurfit-Stone in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance (including any remediation costs) represent ongoing costs to Smurfit-Stone.

Effects of Inflation

     Although inflation has slowed in recent years, it is still a factor in the economy and Smurfit-Stone continues to seek ways to mitigate its impact to the extent permitted by competition. Inflationary increases in operating costs have been moderate since 1996, and have not had a material impact on Smurfit-Stone's financial position or operating results during the past three years. Smurfit-Stone uses the last-in, first-out method of accounting for approximately 69% of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus provides a closer matching of revenue and expenses in periods of increasing costs. As a result of the Stone Merger, approximately 70% of consolidated property, plant and equipment is valued at fair value. For the remainder of Smurfit-Stone's property, plant and equipment, depreciation charges represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being consumed.

Prospective Accounting Standards

     In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. Smurfit-Stone is currently assessing what the impact of SFAS No. 133 will be on Smurfit-Stone's future earnings and financial position.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

     Smurfit-Stone is exposed to foreign currency rate risk. Smurfit-Stone's foreign exchange exposures are the Canadian dollar and the German mark. In general, a weakening of these currencies relative to the U.S. dollar has a negative translation effect. Conversely, a strengthening of these currencies would have the opposite effect. The average exchange rates for the Canadian dollar and the German mark weakened against the U.S. dollar in 1999 by 0.2% and 4.4%, respectively.

     Assets and liabilities outside the United States are primarily located in Canada and Germany. Smurfit-Stone's investments in foreign Subsidiaries with a functional currency other than the U.S. dollar are not hedged. The net assets in foreign Subsidiaries translated into U.S. dollars using the year-end exchange rates were approximately $640 million at December 31, 1999. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $64 million at December 31, 1999. Any loss in fair value would be reflected as a cumulative translation adjustment in Accumulated Other Comprehensive Income and would not impact the net income of Smurfit-Stone.

     Smurfit-Stone has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries, non-consolidated affiliates and a German mark obligation. Smurfit-Stone incurred foreign currency transaction gains of $7 million in 1999 that have been recorded in Other, net on Smurfit-Stone's Consolidated Statements of Operations. During 1998, the transaction gains and losses on this obligation were immaterial to Smurfit-Stone.

     Smurfit-Stone also enters into foreign currency exchange agreements, the amount of which was not material to the consolidated financial position of Smurfit-Stone at December 31, 1999.

Interest Rate Risk

     Smurfit-Stone's earnings and cash flows are significantly affected by the amount of interest on its indebtedness. Smurfit-Stone's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable debt differently. A change in the interest rate of fixed rate debt will impact the fair value of the debt, whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. Smurfit Stone's management's objective is to protect Smurfit-Stone from interest rate volatility and reduce or cap interest expense within acceptable levels of market risk. Smurfit-Stone periodically enters into interest rate swaps, caps or options to hedge interest rate exposure and manage risk within company policy. Smurfit-Stone does not utilize derivatives for speculative or trading purposes. Any derivative would be specific to the debt instrument, contract or transaction, which would determine the specifics of the hedge. The amount of interest rate swaps entered into by Smurfit-Stone was not material to the consolidated financial position of Smurfit-Stone at December 31, 1999.

     The table below presents principal amounts by year of anticipated maturity for Smurfit-Stone's debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read in conjunction with Note 6 to the Notes to Consolidated Financial Statements of Smurfit-Stone.

SHORT AND LONG-TERM DEBT

 OUTSTANDING AS OF DECEMBER 31, 1999   2000   2001    2002     2003    2004   THEREAFTER   TOTAL    FAIR VALUE
 -----------------------------------   ----   ----   ------   ------   ----   ----------   ------   ----------
                                                                    (in millions)
Bank term loans and revolver
  9.4% average interest rate
     (variable)......................  $136   $  7   $   58   $  582   $ 76      $262      $1,121     $1,123
U.S. accounts receivable
  securitization
  5.9% average interest rate
     (variable)......................                   224                                   224        224
U.S. senior and senior subordinated
  notes

  10.7% average interest rate
     (fixed).........................    10    566    1,054      503    503       444       3,080      3,145
U.S. industrial revenue bonds
  8.5% average interest rate
     (fixed).........................     4     13       13       17     13       206         266        266
Other U.S............................    11     11       12        6      3         7          50         50
German mark bank term loans
  5.2% average interest rate
     (variable)......................    11     12       15        1      1                    40         40
Other foreign........................     2      3        2        2      2         1          12         12
                                       ----   ----   ------   ------   ----      ----      ------     ------
  Total debt.........................  $174   $612   $1,378   $1,111   $598      $920      $4,793     $4,860
                                       ====   ====   ======   ======   ====      ====      ======     ======

SHARE AND LOAN CAPITAL STRUCTURE

Common Stock

     Holders of Smurfit-Stone Common Stock are entitled to receive, from funds legally available for the payment thereof, dividends when, as and if declared by the Smurfit-Stone Board of Directors at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of
Smurfit-Stone   Common  Stock  will  be  entitled  to  share  pro  rata  in  any distribution of Smurfit-Stone's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Each holder of Smurfit-Stone Common Stock will be entitled to one vote for each share of Smurfit-Stone Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of Smurfit-Stone Common Stock generally have no cumulative voting rights or preemptive rights (except as set forth in "Subscription Agreement" below) to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to Smurfit-Stone Common Stock. The Smurfit-Stone Common Stock to be issued pursuant to the Arrangement and upon exercise of Replacement Options will be duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

     As of the Smurfit-Stone Record Date, no shares of preferred stock were issued or outstanding. Under the Smurfit-Stone Charter, the board of directors has the authority, without further stockholder approval but subject to certain limitations set forth in the Smurfit-Stone Charter, to create one or more series of preferred stock, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Smurfit-Stone Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder's beneficially owning or commencing a tender offer for a substantial amount of Smurfit-Stone Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of Smurfit-Stone by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Smurfit-Stone's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Smurfit-Stone without any further action by the stockholders of Smurfit-Stone. Smurfit-Stone has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

     Stone has approximately 4.6 million shares of Stone Preferred Stock, $.01 par value, (the "Stone Preferred Stock") issued and outstanding. Each share of Stone Preferred Stock is entitled to one vote on all matters submitted to a vote of holders of Stone common stock (all of which Stone common stock is presently held by Smurfit-Stone). The Stone Preferred Stock is convertible, at the option of the holder, into shares of Smurfit-Stone Common Stock at a conversion price of $34.28 (equivalent to a conversion rate of .729 shares of Smurfit-Stone Common Stock for each share of Stone Preferred Stock), subject to adjustment based on certain events. The Stone Preferred Stock may alternatively be exchanged, at the option of Stone, for new 7% Convertible Subordinated Exchange Debentures of Stone due February 15, 2007 in a principal amount equal to $25.00 per share of Stone Preferred Stock so exchanged. Additionally, the Stone Preferred Stock is redeemable at the option of Stone, in whole or in part, from time to time. Stone paid cash dividends of $.4375 per share on the Stone Preferred Stock in 1997. No cash dividends were paid in 1999 and 1998. The declaration of dividends by the Stone Board of Directors is subject to, among other things, certain restrictive provisions contained in Stone's credit agreements and indentures. Due to these restrictive provisions, Stone cannot declare or pay dividends on the Stone Preferred Stock or common stock until Stone generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and total net worth equals or exceeds $750 million. At March 31, 2000, the dividend pool under Stone's Senior Subordinated Indenture (which contains the most restrictive dividend pool provision) had a deficit of approximately 1.0 billion and Net Worth (as defined) was $2.5 billion. Because more than 10 quarterly dividends remain unpaid on the Stone Preferred Stock, the holders of the Stone Preferred Stock are currently entitled to elect two members to the Stone Board of Directors until the accumulated dividends on such Stone Preferred Stock have been declared and paid or set apart for payment. Stone had accumulated dividend arrearages on the Stone Preferred Stock of $24 million and $14 million at December 31, 1999 and 1998, respectively. The accumulated dividend arrearages on the preferred stock are payable upon their conversion, exchange or redemption.

Subscription Agreement

     Pursuant to a Stock Subscription Agreement dated as of May 3, 1994 among Smurfit-Stone, JSC(U.S.) and SIBV, (the "Subscription Agreement") Smurfit-Stone has granted SIBV certain contractual rights which generally allow SIBV to maintain its percentage ownership of Smurfit-Stone Common Stock in the event of public or private issuances of Smurfit-Stone Common Stock (or securities of Smurfit-Stone convertible into or exchangeable for Smurfit-Stone Common Stock). The Arrangement is a transaction which would entitle SIBV to purchase up to approximately 12,170,140 shares of Smurfit-Stone Common Stock pursuant to the exercise of its preemptive rights under the Subscription Agreement. As of the date hereof, SIBV has not notified Smurfit-Stone whether it will exercise its preemptive rights. SIBV and Smurfit-Stone are negotiating a modification to the Subscription Agreement pursuant to which SIBV would agree not to exercise its preemptive rights with respect to the 12,170,140 shares prior to the consummation of the Arrangement; provided, that Smurfit-Stone agrees that if Smurfit-Stone consummates a transaction which would give rise to SIBV's preemptive rights under the Subscription Agreement (any such transaction, a "Covered Transaction") within an agreed upon period after the Effective Date, then SIBV would be entitled to purchase the 12,170,140 shares plus the number of shares of Smurfit-Stone Common Stock it would be entitled to purchase pursuant to such future Covered Transaction. Any such modification to the Subscription Agreement would require the approval of the Independent Committee of the Smurfit-Stone Board of Directors which reviews transactions between Smurfit-Stone and JS Group and their respective affiliates.

CAPITALIZATION

     Except where noted, the following table sets forth the capitalization of Smurfit-Stone for December 31, 1999 and March 31, 2000. In addition, the table shows the capitalization as of March 31, 2000 after giving effect to the Transaction. This table should be read in conjunction with the Consolidated Financial Statements and the unaudited pro forma financial information of Smurfit-Stone appearing elsewhere in the Circular:

                                                                                                 AS OF

                                                                                             MARCH 31, 2000
                                                                                              AFTER GIVING
                                                            AS OF              AS OF         EFFECT TO THE
                                       AUTHORIZED     DECEMBER 31, 1999    MARCH 31, 2000     TRANSACTION
                                       -----------    -----------------    --------------    --------------
                                                      (in millions of $, except share data)
Total debt...........................                      $ 4,793            $  4,891          $  5,941
Stockholders' equity
  Preferred stock, par value $0.01
     per share.......................   25,000,000
  Common stock, par value $0.01 per
     share...........................  400,000,000               2                   2(1)              2
  Additional paid in capital.........                        3,436               3,442             3,835
  Retained earnings..................                       (1,586)             (1,586)(2)        (1,586)(2)
  Accumulated other comprehensive
     income (loss)...................                           (5)                 (5)(2)            (5)(2)
                                                           -------            --------          --------
  Total stockholders' equity.........                        1,847               1,853             2,246
                                                           -------            --------          --------
Total capitalization.................                      $ 6,640            $  6,744          $  8,187
                                                           =======            ========          ========

---------------
(1) As of March 31, 2000, there were options to purchase 16,934,972 shares of Smurfit-Stone Common Stock.

(2)  As of December 31, 1999.

SMURFIT-STONE 1998 LONG TERM INCENTIVE PLAN

     The Smurfit-Stone 1998 Long Term Incentive Plan (the "Incentive Plan") provides for the granting of options and other equity awards in order to facilitate the attraction, retention, and motivation of key employees, as well as enabling such employees to participate in the long-term growth and financial success of Smurfit-Stone and its affiliates. Under the Incentive Plan, any officer or employee of or any advisor or consultant to Smurfit-Stone or any of its affiliates or any member of the Smurfit-Stone Board of Directors may be a participant in the Incentive Plan.

     The Incentive Plan is administered by the Compensation Committee of the Smurfit-Stone Board of Directors. The Compensation Committee has sole and complete authority to grant to eligible participants one or more equity awards, including options, and performance awards or any combination thereof (each an "Award"); provided that grants of Awards to non-employee directors must be approved by the Smurfit-Stone Board of Directors. The Compensation Committee has the sole discretion to determine the number or amount of any Award to be awarded to any participant.

DIRECTORS AND OFFICERS

     On April 1, 2000 the directors and executive officers of Smurfit-Stone as a group beneficially owned or had voting control or direction over 206,526 shares of Smurfit-Stone Common Stock or approximately 0.1% of the issued and outstanding shares of Smurfit-Stone Common Stock.

     In addition, on April 1, 2000, the directors and executive officers of Smurfit-Stone as a group owned Smurfit-Stone options entitling them to receive, upon the valid exercise of such options, 4,334,753 shares of Smurfit-Stone Common Stock.

Directors

     As of the date hereof, the name and municipality of residence of each director of Smurfit-Stone, the date when each became a director and the principal occupation of each during the past five years are as set out in the table below.

                                                                   PERIOD DURING WHICH
                                                                    NOMINEE HAS SERVED
NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT                   AS A DIRECTOR OF SMURFIT-STONE
-------------------------------------------                   ------------------------------
RAY M. CURRAN...............................................            Since 1998
Chicago, Illinois
President and Chief Executive Officer
RICHARD A. GIESEN(1)(3)(4)..................................            Since 1998
Lake Forest, Illinois
Chairman of the Board and Chief Executive Officer of
Continental Glass & Plastic, Inc. and Chairman of the Board
and Chief Executive Officer of Continere Corporation
ALAN E. GOLDBERG(2)(3)(4)...................................            Since 1989
Riverdale, New York
Chairman and Chief Executive Officer of Morgan Stanley Dean
Witter Private Equity
HOWARD E. KILROY(1).........................................            Since 1999
Dalkey Co., Dublin, Ireland
Director of JS Group and CRH plc and Governor of the Bank of
Ireland
JAMES J. O'CONNOR(1)(3)(4)..................................            Since 1998
Chicago, Illinois
Director of Corning Incorporated, American National Can,
The Tribune Company and United Airlines

JERRY K. PEARLMAN(2)(3).....................................            Since 1998
Wilmette, Illinois
(Palm Beach, Florida)
Director of Ryerson-Tull, Inc., Nanophase, Inc. and Parsons
Group L.L.C

THOMAS A. REYNOLDS, III(2)(3)(4)............................            Since 1997
Winnetka, Illinois
Partner of Winston & Strawn
DERMOT F. SMURFIT...........................................            Since 1998
Regents Park, London, England
Joint Deputy Chairman of JS Group
MICHAEL W.J. SMURFIT........................................            Since 1989
Dublin, Ireland
Chairman of the Board of Directors of Smufit-Stone and
Chairman
and Chief Executive Officer of JS Group

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.
(4) Member of the Independent Committee.

     During the last five years, each of the directors of Smurfit-Stone has held the principal occupation identified above except for Mr. O'Connor who, prior to March of 1998, was Chairman and Chief Executive Officer of Unicom Corporation.

Officers

     As of the date hereof, the name and municipality of residence of each officer of Smurfit-Stone and the principal occupation of each during the past five years were as follows:

NAME AND MUNICIPALITY OF RESIDENCE       OFFICE WITH SMURFIT-STONE
----------------------------------       -------------------------
RAY M. CURRAN..........................  President and Chief Executive Officer
Chicago, Illinois

NAME AND MUNICIPALITY OF RESIDENCE       OFFICE WITH SMURFIT-STONE
----------------------------------       -------------------------
PETER F. DAGES.........................  Vice President and General Manager -- Corrugated Container
Glencoe, Illinois                        Division
JAMES D. DUNCAN........................  Vice President and General Manager -- Specialty Packaging
Wildwood, Missouri                       Division
DANIEL J. GARAND.......................  Vice President of Supply Chain Operations
Burr Ridge, Illinois
EDWIN C. GOFFARD.......................  Vice President
Lake Forest, Illinois
MICHAEL F. HARRINGTON..................  Vice President -- Employee Relations
Chesterfield, Missouri
CHARLES A. HINRICHS....................  Vice President and Treasurer
Town & Country, Missouri
CRAIG A. HUNT..........................  Vice President, Secretary and General Counsel
Webster Groves, Missouri
PAUL K. KAUFMANN.......................  Vice President and Corporate Controller
Town & Country, Missouri
JAY D. LAMB............................  Vice President and General Manager of SNC
West Linn, Oregon
LESLIE T. LEDERER......................  Vice President -- Strategic Investment Dispositions
Lincolnwood, Illinois
F. SCOTT MACFARLANE....................  Vice President and General Manager -- Folding Carton and
Chesterfield, Missouri                   Boxboard Mill Division
TIMOTHY MCKENNA........................  Vice President -- Investor Relations and Communications
Chesterfield, Missouri
PATRICK J. MOORE.......................  Vice President and Chief Financial Officer
Chesterfield, Missouri
MARK R. O'BRYAN........................  Vice President -- Procurement
Glencoe, Illinois
THOMAS A. PAGANO.......................  Vice President -- Planning
Chesterfield, Missouri
JOHN M. RICONOSCIUTO...................  Vice President and General Manager -- Bag Packaging Division
Wheaton, Illinois
DAVID C. STEVENS.......................  Vice President and General Manager -- Smurfit Recycling
Chesterfield, Missouri                   Company
WILLIAM N. WANDMACHER..................  Vice President and General Manager -- Containerboard Mill
Ponte Vedra Beach, Florida               Division

     During the last five years, each of the officers of Smurfit-Stone has held the principal occupation identified above or has been engaged in other executive capacities except:

     Ray M. Curran, who from 1992 to February 1996 was Chief Financial Officer of JS Group, and from February 1996 to November 1998 was Finance Director of JS Group.

     Daniel J. Garand, who from 1996 to 1999 held senior level positions in global supply chain management with Allied Signal's Automotive Products Group, and for twenty-six years prior thereto held a variety of management positions in logistics, acquisitions and distribution for Digital Equipment Company.

     Edwin C. Goffard, who from 1996 to 1999 was Director of Purchasing for Pepsi-Cola Company, and from 1989 to 1996 was a consultant for McKinsey & Company.

     Mark R. O'Bryan, who prior to October 1999 was employed for thirteen years at General Electric Corporation where he held senior level positions in global sourcing and materials management at several of General Electric Corporation's manufacturing businesses.

Security Ownership of Management

     The table below sets forth certain information regarding the beneficial ownership of the Smurfit-Stone Common Stock as of March 1, 2000 for (i) each director of Smurfit-Stone, (ii) each of the Named Executive Officers (as defined below) and (iii) all directors and executive officers of Smurfit-Stone as a group.

                                                                  SHARES OF SMURFIT-STONE COMMON STOCK
                                                         ------------------------------------------------------
                                                            AMOUNT AND NATURE OF       PERCENT OF SMURFIT-STONE
BENEFICIAL OWNER                                         BENEFICIAL OWNERSHIP(1)(2)        COMMON STOCK(3)
----------------                                         --------------------------    ------------------------
Michael W. J. Smurfit(4)...............................          1,112,579                       0.5%
Ray M. Curran..........................................            696,879                       0.3%
Roger W. Stone.........................................          1,437,753                       0.7%
Richard A. Giesen......................................             16,663                   *
Alan E. Goldberg(5)....................................                  0                  --
Howard E. Kilroy(4)....................................            423,000                       0.2%
James J. O'Connor......................................             10,750                   *
Jerry K. Pearlman......................................              9,194                   *
Thomas A. Reynolds, III................................              4,000                   *
Dermot F. Smurfit(4)...................................             91,000                   *
Patrick J. Moore.......................................            553,299                       0.3%
William N. Wandmacher..................................            193,308                       0.1%
David C. Stevens.......................................             91,862                   *
All directors and executive officers as a group (30
  persons)(4)(5).......................................          5,979,032                       2.7%

---------------

(1) Shares shown as beneficially owned include shares of Smurfit-Stone Common Stock that directors and executive officers have the right to acquire within 60 days after March 1, 2000 pursuant to exercisable options under stock option plans.

(2) Shares shown include shares of Smurfit-Stone Common Stock held in the savings plans maintained by Smurfit-Stone as of December 31, 1999 that the executive officers have the right to vote.

(3) Based upon a total of 218,183,257 shares of Smurfit-Stone Common Stock issued and outstanding as of March 1, 2000. Percentages less than 0.1% are indicated by an asterisk.

(4) Excludes shares of Smurfit-Stone Common Stock owned by JS Group. Dr. Michael Smurfit, Dr. Dermot Smurfit and Mr. Kilroy beneficially owned 7.4%, 0.5%, and 0.8%, respectively, of the outstanding shares of JS Group as of March 1, 2000. Dr. Michael Smurfit and Dr. Dermot Smurfit are officers and directors of JS Group. Mr. Kilroy is a director of JS Group.

(5) Excludes shares of Smurfit-Stone Common Stock owned by MSLEF and related entities.

Compensation of Directors and Officers

     The following table sets forth the cash and non-cash compensation awarded to or earned by each of the executive officers of Smurfit-Stone named below (the "Named Executive Officers") for each of the last three fiscal years.

Executive Compensation Summary

                                                                                     LONG-TERM COMPENSATION
                                                                                ---------------------------------
                                                                                      AWARDS           PAYOUTS
                                         ANNUAL COMPENSATION     OTHER ANNUAL   ------------------   ------------    ALL OTHER
                                        ----------------------   COMPENSATION       SECURITIES       LTIP PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   SALARY ($)   BONUS ($)       ($)        UNDERLYING OPTIONS      ($)(1)         ($)(2)
---------------------------      ----   ----------   ---------   ------------   ------------------   ------------   ------------
MICHAEL W. J. SMURFIT(3).......  1999     900,000      445,140     217,768           250,000                 0          24,483
Chairman of the Board            1998     834,000      185,248           0                 0                 0          32,691
                                 1997     834,000            0           0                 0                 0          26,757
RAY M. CURRAN (4)(6)...........  1999   1,206,252    1,274,970       4,213                 0                 0           5,000
President and                    1998     102,567            0           0           910,000                 0               0
Chief Executive Officer          1997           0            0           0                 0                 0               0
ROGER W. STONE (4).............  1999     212,500            0           0                 0                 0       6,055,064
Former President and             1998     106,250            0           0           297,000                 0               0
Chief Executive Officer          1997           0            0           0                 0                 0               0

                                                                                     LONG-TERM COMPENSATION
                                                                                ---------------------------------
                                                                                      AWARDS           PAYOUTS
                                         ANNUAL COMPENSATION     OTHER ANNUAL   ------------------   ------------    ALL OTHER
                                        ----------------------   COMPENSATION       SECURITIES       LTIP PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   SALARY ($)   BONUS ($)       ($)        UNDERLYING OPTIONS      ($)(1)         ($)(2)
---------------------------      ----   ----------   ---------   ------------   ------------------   ------------   ------------
PATRICK J. MOORE (5)(6)........  1999     761,250      573,752           0                 0                 0          11,257
Vice President and               1998     350,016      828,779       9,489           325,000                 0           7,736
Chief Financial Officer          1997     305,000            0      70,333           200,000           337,671           6,987
WILLIAM N. WANDMACHER..........  1999     340,008      167,395       6,215                 0                 0          15,084
Vice President and General       1998     291,000       99,778       1,178            75,000                 0          12,767
Manager -- Containerboard        1997     279,000            0         532            54,000           498,674          11,616
Mill Division
DAVID C. STEVENS...............  1999     274,992      230,127           0                 0                 0          15,506
Vice President and General       1998     257,016       36,281           0            30,000                 0          14,046
Manager -- Reclamation           1997     238,000      131,648           0           100,000           270,048          12,276
Division

---------------

(1) Reflects amounts awarded under Smurfit-Stone's 1994 Long-Term Incentive Plan. Amounts were either payable in cash or deferred into Smurfit-Stone's Deferred Compensation Plan at the election of the Named Executive Officer.

(2) Amounts shown under "All Other Compensation" for 1999 include a $5,000 contribution to Smurfit-Stone's Savings Plan for each of the Named Executive Officers (other than Dr. Smurfit) and company-paid split-dollar term life insurance premiums for Dr. Smurfit ($24,483) and Messrs. Moore ($6,257), Wandmacher ($10,084) and Stevens ($10,506). Upon his retirement, Mr. Stone received a payment of $5,833,747 under his severance agreement with Stone. Mr. Stone also received $195,884 as a pension payment and $20,433 as vacation pay.

(3) The amount shown in "Other Annual Compensation" for 1999 represents a "gross-up" payment for a portion of Dr. Smurfit's federal and state income tax liability.

(4) Ray M. Curran was named to succeed Mr. Stone as President and Chief Executive Officer of Smurfit-Stone as of April 1, 1999. Mr. Stone served as President and Chief Executive Officer of Smurfit-Stone upon completion of the Stone Merger and retired from Smurfit-Stone as of March 31, 1999. All of Mr. Stone's restricted stock and options were vested at the time of the Stone Merger and converted into shares or options to acquire shares of Smurfit-Stone Common Stock, adjusted to reflect the .99 to one ratio at which shares of common stock of Stone were exchanged into shares of Smurfit-Stone Common Stock in connection with the Stone Merger.

(5)  The  amount  under  Bonus for 1998  includes a  one-time  special  bonus of
     $750,000   awarded  to  Mr.  Moore  in  recognition   of  his   significant
     contributions in connection with the Stone Merger.

(6) In addition to their awards under the MIP ($630,670 for Mr. Curran and $378,402 for Mr. Moore), Messrs. Curran and Moore received additional bonuses of $644,300 and $195,350, respectively, in recognition of performance in significantly exceeding Smurfit-Stone's objectives in key areas such as asset divestures, debt reduction and attainment of synergies from the Stone Merger.

Option Grants in Last Fiscal Year

     The following table provides information concerning stock options granted to the Named Executive Officers during 1999:

                                                                                            POTENTIAL REALIZABLE
                          NUMBER OF                                                       VALUE AT ANNUAL RATES OF
                          SECURITIES     % OF TOTAL                                       STOCK PRICE APPRECIATION
                          UNDERLYING   OPTIONS GRANTED   EXERCISE OR BASE                  FOR OPTION TERMS ($)(2)
                           OPTIONS     TO EMPLOYEES IN        PRICE         EXPIRATION    -------------------------
         NAME              GRANTED     FISCAL YEAR(1)     ($ PER SHARE)        DATE           5%            10%
-----------------------   ----------   ---------------   ----------------   ----------    -----------   -----------
Michael W. J.
  Smurfit (3)..........    250,000          55.2%             17.19           3/3/09       2,702,282     6,848,112
Ray M. Curran..........          0        N/A               N/A               N/A            N/A           N/A
Roger W. Stone.........          0        N/A               N/A               N/A            N/A           N/A
Patrick J. Moore.......          0        N/A               N/A               N/A            N/A           N/A
William N. Wandmacher..          0        N/A               N/A               N/A            N/A           N/A
David C. Stevens.......          0        N/A               N/A               N/A            N/A           N/A

---------------

(1) Reflects percentage of total options granted to employees in 1999 under Smurfit-Stone's 1998 Long Term Incentive Plan.

(2) The dollar amounts under these columns are the result of calculations at 5% and 10% rates, as set by the SEC executive compensation disclosure rules. Actual gains, if any, on stock option exercises depend on future performance of Smurfit-Stone Common Stock and overall stock market conditions. No assurance can be made that the amounts reflected in these columns will be achieved.

(3) Upon exercise of these options, Dr. Smurfit is also entitled to receive an additional cash payment equal to $2.19 per option exercised.

     As of December 31, 1999, there were approximately 18,317,149 shares of Smurfit-Stone Common Stock reserved for issuance under all of the stock-based incentive plans of Smurfit-Stone, including approximately 3,357,000 shares available for future grants.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Value

     The following table summarizes the exercise of options and the value of options held by the Named Executive Officers as of December 31, 1999:

                                                      NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                               SHARES                      UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                             ACQUIRED ON    VALUE             JANUARY 1, 2000               JANUARY 1, 2000($)(1)
           NAME               EXERCISE     REALIZED   EXERCISABLE       UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
---------------------------  -----------   --------   ------------      --------------   -----------   -------------
Michael W. J. Smurfit......          0           0     1,026,000           250,000       14,879,000      1,828,125
Ray M. Curran..............          0           0       393,333           606,667        4,850,204      7,090,421
Roger W. Stone.............    170,676     692,471       885,809                 0        9,860,476              0
Patrick J. Moore...........          0           0       433,333           216,667        5,125,142      2,532,296
William N. Wandmacher......          0           0       168,750            56,250        2,187,266        657,422
David C. Stevens...........     75,000     964,842        82,500            22,500          940,781        262,969

---------------

(1) The closing market value of Smurfit-Stone Common Stock on December 31, 1999 was $24.50 per share. On that date, the exercise prices per share for outstanding options held by the Named Executive Officers ranged from $10.00 to $19.82.

Salaried Employees' Pension Plan and Supplemental Income Pension Plan

     Smurfit-Stone and its Subsidiaries maintain a non-contributory pension plan for salaried employees (the "Pension Plan") and a non-contributory supplemental income pension plan (the "SIP") for certain key executive officers, under which benefits are determined by final average earnings and years of credited service and are offset by a certain portion of social security benefits. For purposes of the Pension Plan, final average earnings equals the participant's average earnings for the five consecutive highest-paid calendar years of the participant's last 10 years of service, including overtime and certain bonuses, but excluding bonus payments under the Management Incentive Plan, deferred or acquisition bonuses, fringe benefits and certain other compensation. For purposes of the SIP, final average earnings equals the participant's average earnings, including bonuses under the Management Incentive Plan, for the five consecutive highest-paid calendar years of the participant's last 10 years of service. SIP recognizes all years of credited service.

     The pension benefits for the Named Executive Officers can be calculated pursuant to the following table, which shows the total estimated single life annuity payments (prior to adjustment for Social Security) that would be payable to the Named Executive Officers participating in the Pension Plan and the SIP after various years of service at selected compensation levels. Payments under the SIP are an unsecured liability of Smurfit-Stone.

REMUNERATION

----------------------                                                                EACH YEAR IN EXCESS
FINAL AVERAGE EARNINGS      5 YEARS       10 YEARS      15 YEARS       20 YEARS           OF 20 YEARS
----------------------      --------      --------      --------      ----------      -------------------
      $ 200,000             $ 25,000      $ 50,000      $ 75,000      $  100,000            *
        400,000               50,000       100,000       150,000         200,000            *
        600,000               75,000       150,000       225,000         300,000            *
        800,000              100,000       200,000       300,000         400,000            *
      1,000,000              125,000       250,000       375,000         500,000            *
      1,200,000              150,000       300,000       450,000         600,000            *
      1,400,000              175,000       350,000       525,000         700,000            *
      1,600,000              200,000       400,000       600,000         800,000            *
      1,800,000              225,000       450,000       675,000         900,000            *
      2,000,000              250,000       500,000       750,000       1,000,000            *

---------------

*   An additional 1% of earnings is accrued for each year in excess of 20 years.

     Dr. Smurfit and Messrs. Moore, Wandmacher and Stevens participate in the SIP and have 45, 14, 35, and 13 years of credited service, respectively. Current average annual earnings as of December 31, 1999, for each of the Named Executive Officers was as follows: Dr. Smurfit ($1,182,927); Mr. Moore ($505,190); Mr. Wandmacher ($371,743) and

Mr. Stevens ($354,467). Mr. Curran is not a participant in the SIP. He has one year of credited service under the Pension Plan with average annual earnings of $160,000.

Employment Agreements and Severance Agreements

     Smurfit-Stone has entered into agreements (the "Employment Agreements") with Messrs. Curran and Moore effective as of April 1, 1999. The Employment Agreements require the executives to devote substantially all of their business time to Smurfit-Stone's operations, each for a term expiring on April 1, 2002, which term is automatically extended for a one-day period for each day that passes after April 1, 1999, unless sooner terminated by either party in accordance with the provisions of the Employment Agreements.

     The Employment Agreements provide that Messrs. Curran and Moore shall be eligible to participate in any annual performance bonus plans, long-term incentive plans, and/or equity-based compensation plans established or maintained by Smurfit-Stone for its senior executive officers, including the MIP and the Long-Term Plan.

     The Employment Agreements provide that if Smurfit-Stone terminates the executive's employment "without cause" or the executive terminates his employment with "good reason," Smurfit-Stone will: (i) pay the executive the full amount of base salary and annual bonus that Smurfit-Stone would have paid under the Employment Agreement had the executive's employment continued to the end of the employment term; (ii) continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans through the end of the employment term; (iii) provide the executive with certain perquisites until the end of the employment term, provided that these company-provided perquisites will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination; (iv) continue to count the period through the end of the employment term for purposes of determining the executive's age and service with Smurfit-Stone with respect to (A) eligibility, vesting and the amount of benefits under Smurfit-Stone's executive benefit plans, and (B) the vesting of any outstanding stock options, restricted stock or other equity-based compensation awards; and (v) provide outplacement services, as elected by the executive (and with a firm elected by the executive), not to exceed $50,000 in total.

     The Employment Agreements also provide that if, within 24 months following a "change of control" of Smurfit-Stone, Smurfit-Stone terminates the executive's employment "without cause" or the executive terminates his employment with "good reason, " Smurfit-Stone will (i) pay the executive three times the executive's base salary, as in effect on the date of his termination; (ii) three times the highest of (A) the average annual bonus paid for the three fiscal years immediately preceding the executive's employment termination, (B) the target bonus for the fiscal year in which such termination of employment occurs, or (C) the actual bonus attained for the fiscal year in which such termination occurs;
(iii) continue the executive's coverage under Smurfit-Stone's medical, dental, life, disability, pension, profit sharing and other executive benefit plans for three years following employment termination; (iv) pay the value of three years of continued coverage under any pension, profit sharing or other retirement plan maintained by Smurfit-Stone; (v) continue to provide the executive with certain perquisites, provided that these company-provided perquisites will be reduced to the extent the executive receives comparable perquisites without cost during the 36 month period following his employment termination; (vi) immediately vest all stock options, restricted stock and other equity-based awards; and (vii) pay for outplacement services to the executive not to exceed $50,000. Smurfit-Stone generally must make the payments described above within 10 days of the executive's employment termination. If the payments and benefits described above would be "excess parachute payments" as defined in Code Section 280G, with the effect that the executive is liable for the payment of an excise tax, then Smurfit-Stone will pay the executive an additional amount to "gross-up" the executive for such excise tax.

     The Employment Agreements for Messrs. Curran and Moore also forbid the executives from: (i) disclosing Smurfit-Stone's confidential information, inventions or developments; (ii) diverting any business opportunities or prospects from Smurfit-Stone; and (iii) during their employment and for a period of up to two years following termination of his employment, competing with any business conducted by Smurfit-Stone or any of its affiliates, or soliciting any employees, customers or suppliers of Smurfit-Stone, within the United States.

     In general, each of the following transactions is considered a change of control under the Employment Agreements: (i) a third party's acquisition of 20% or more of the Smurfit-Stone Common Stock; (ii) a change in the majority of the Board of Directors; (iii) completing certain reorganization, merger or consolidation transactions or a sale of all or substantially all of Smurfit-Stone's assets; or (iv) the complete liquidation or dissolution of

Smurfit-Stone. The Stone Merger did not constitute a change of control for purposes of the Employment Agreements because such agreements became effective subsequent to the consummation of the Stone Merger.

     Each of Messrs. Wandmacher and Stevens is a party to an Employment Security Agreement (collectively, the "Severance Agreements"). Among other things, the Severance Agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits under certain circumstances within two years after a "change in control" (as such term is defined in the Severance Agreements). The Stone Merger constituted a change of control under the Severance Agreements.

     The maximum severance benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the Severance Agreements, which would have been payable under the Severance Agreements to each of Messrs. Wandmacher and Stevens in the event of termination of employment as of December 31, 1999 by Smurfit-Stone without "cause" or resignation by the executive officer for "good reason" is $1,024,101 for Mr. Wandmacher and $846,588 for Mr. Stevens.

     Mr. Stone retired as President and Chief Executive Officer of Smurfit-Stone effective as of March 31, 1999. Upon his retirement, Mr. Stone received a payment of $5,833,477 under his severance agreement with Stone. He also received $195,884 as a pension payment and $20,433 as vacation pay.

PRINCIPAL HOLDERS OF SMURFIT-STONE COMMON STOCK

     The table below sets forth certain information regarding the beneficial ownership of the shares of Smurfit-Stone Common Stock by each person who is known to Smurfit-Stone to be the beneficial owner of more than 5% of Smurfit-Stone's voting stock as of March 21, 2000. The stockholders named below have sole voting and investment power with respect to all shares of Smurfit-Stone Common Stock shown as being beneficially owned by them.

                                                                AMOUNT AND NATURE OF     PERCENT OF
                                                                BENEFICIAL OWNERSHIP    COMMON STOCK
                                                                --------------------    ------------
SIBV........................................................         71,638,462             32.8%
  Amsterdam, The Netherlands

MSLEF ASSOCIATED ENTITIES...................................         15,820,101              7.3%
  New York, New York

STOCK PERFORMANCE

     The table below compares the cumulative total stockholder return on Smurfit-Stone Common Stock, the S&P 500 Index, an index of the peer group of paper companies used in Smurfit-Stone's Proxy Statement dated April 20, 1999 (the "1999 Peer Group"), and an index of a newly defined peer group of paper companies (the "2000 Peer Group") for the five-year period ended December 31, 1999. The 2000 Peer Group comprises the following 10 medium to large sized companies whose primary business is the manufacture and sale of paper products and packaging: Caraustar Industries, Inc., Gaylord Container Corporation,
Georgia Pacific  Corporation,  International  Paper Company,  Mead  Corporation,
Rock-Tenn Company, Sonoco Products Company, Temple-Inland Inc., Weyerhaeuser Company and Willamette Industries, Inc. The 2000 Peer Group does not include the following companies that were part of the 1999 Peer Group: Stone (subsequently merged with a subsidiary of Smurfit-Stone), Union Camp Corporation (subsequently acquired by International Paper Company) and Chesapeake Corporation. Caraustar Industries, Inc. and Mead Corporation are the only two companies included in the 2000 Peer Group that were not part of the 1999 Peer Group. The revisions to the peer group in 2000 were desirable, in Smurfit-Stone's view, in order to keep the peer group list representative of Smurfit-Stone's lines of business. The table assumes the value of an investment in the Smurfit-Stone Common Stock and each index was $100.00 at December 31, 1994 and that all dividends were reinvested.

     CUMULATIVE TOTAL RETURN (FROM DECEMBER 31, 1994 TO DECEMBER 31, 1999)

                                            DEC. 31    DEC. 31    DEC. 31    DEC. 31    DEC. 31    DEC. 31
COMPANY NAME/INDEX                           1994       1995       1996       1997       1998       1999
------------------                          -------    -------    -------    -------    -------    -------
Smurfit-Stone...........................      100       55.88      94.48      83.09      93.01     144.12
S&P 500 Index...........................      100      137.58     169.17     225.60     290.08     351.12
2000 Peer Group.........................      100      108.15     122.54     127.87     138.91     186.96
1999 Peer Group.........................      100      106.60     118.84     129.74     139.92     186.47

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Transactions with JS Group

     Net sales by Smurfit-Stone to JS Group, its Subsidiaries and its Affiliates were $45 million for the year ended December 31, 1999. Net sales by JS Group, its Subsidiaries and its Affiliates to Smurfit-Stone were $21 million for the year ended December 31, 1999. Product sales to and purchases from JS Group, its Subsidiaries and its Affiliates were consummated on terms generally similar to those prevailing with unrelated parties.

     Smurfit-Stone provides certain Subsidiaries and Affiliates of JS Group with general management and elective management services under separate management services agreements. The elective services provided include, but are not limited to, management information services, accounting, tax and internal auditing services, financial management and treasury services, manufacturing and engineering services, research and development services, employee benefit plan and management services, purchasing services, transportation services and marketing services. In consideration of general management services, Smurfit-Stone is paid a negotiated fee, which amounted to approximately $0.7 million for 1999. In consideration for elective services provided in 1999, Smurfit-Stone received reimbursements of approximately $2.7 million in 1999. In addition, Smurfit-Stone paid JS Group and its Affiliates approximately $0.9 million in 1999 for certain other services.

Board Membership

     The Smurfit-Stone Bylaws provide that for so long as MSLEF owns at least 1,000,000 shares of Smurfit-Stone Common Stock, adjusted for any stock dividend, stock split or similar change, the Smurfit-Stone Board of Directors will continue to nominate for election one designee of MSLEF, who shall be entitled to serve as Chairman of the Compensation Committee and, until November 18, 2003, shall also be entitled to serve on the Independent Committee. Pursuant to a Voting Agreement dated as of May 10, 1998 among SIBV, MSLEF and Mr. Stone, SIBV has agreed to vote all of its shares of Smurfit-Stone Common Stock in favour of MSLEF's designee for so long as MSLEF has the right to nominate such individual. Mr. Goldberg is the MSLEF designee on the Smurfit-Stone Board of Directors.

Standstill Agreement

     JS Group, MSLEF and Smurfit-Stone are parties to a Standstill Agreement, dated as of May 10, 1998, which provides, among other things, that prior to November 18, 2003: (a) JS Group is prohibited from directly or indirectly acquiring any voting securities if, after giving effect to such acquisition, it would beneficially own more than 40% of the total voting power of the outstanding securities of Smurfit-Stone; (b) MSLEF is prohibited from acquiring any voting securities of Smurfit-Stone (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction); and (c) JS Group is prohibited from soliciting, seeking to effect, negotiating with or providing any information to any other party with respect to, or making any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JS Group or its subsidiaries), whether written or oral, to the Board of Directors of Smurfit-Stone or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JS Group or its Subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving Smurfit-Stone or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to Smurfit-Stone.

Registration Rights Agreement

     In connection with the Stone Merger, Smurfit-Stone, SIBV, MSLEF and certain other stockholders of Smurfit-Stone associated with MSLEF entered into a Registration Rights Agreement dated as of May 10, 1998 (the "Registration Rights Agreement") that grants to SIBV, MSLEF and such other stockholders
(collectively, the "Holders") certain rights to require that Smurfit-Stone register shares of Smurfit-Stone Common Stock acquired by them prior to May 10, 1998 or issued thereafter in respect of such shares (collectively, the "Registrable Securities"). The Registration Rights Agreement replaced a then existing registration rights agreement.

     Under the Registration Rights Agreement, and subject to certain limitations contained therein, each of SIBV and MSLEF is entitled to two demand registrations. Subject to certain exceptions specified therein, the Registration Rights Agreement entitles each of SIBV, MSLEF and Smurfit-Stone to include shares for its own account or, in the case of

Smurfit-Stone, for the account of any holders of Smurfit-Stone Common Stock other than the Holders, in the registrations initiated by the other parties.

     In connection with any demand registration or piggyback registration, Smurfit-Stone will be responsible for all expenses incurred in connection with such registration, except that each Holder will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Registrable Securities. In addition, JSC will indemnify each Holder and its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Holders may be required to make in respect thereof.

Subscription Agreement

     Pursuant to the Subscription Agreement, Smurfit-Stone has granted SIBV certain contractual rights which generally allow SIBV to maintain its percentage ownership of Smurfit-Stone Common Stock in the event of public or private issuances of Smurfit-Stone Common Stock (or securities of Smurfit-Stone convertible into or exchangeable for Smurfit-Stone Common Stock). The
Arrangement is a transaction which would entitle SIBV to purchase up to approximately 12,170,140 shares of Smurfit-Stone Common Stock pursuant to the exercise of its preemptive rights under the Subscription Agreement. As of the date hereof, SIBV has not notified Smurfit-Stone whether it will exercise its preemptive rights. SIBV and Smurfit-Stone are negotiating a modification to the Subscription Agreement pursuant to which SIBV would agree not to exercise its preemptive rights with respect to the 12,170,140 shares prior to the consummation of the Arrangement; provided, that Smurfit-Stone agrees that if Smurfit-Stone consummates a Covered Transaction within an agreed upon period after the Effective Date, then SIBV would be entitled to purchase the 12,170,140 shares plus the number of shares of Smurfit-Stone Common Stock it would be entitled to purchase pursuant to such future Covered Transaction. Any such modification to the Subscription Agreement would require the approval of the Independent Committee of the Smurfit-Stone Board of Directors which reviews transactions between Smurfit-Stone and JS Group and their respective affiliates.

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, L.L.C. is the transfer agent and registrar for the Smurfit-Stone Common Stock at their offices in Ridgefield Park, New Jersey.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

     St. Laurent was incorporated under the CBCA and, accordingly, is governed by the laws of Canada and the St. Laurent articles and the St. Laurent By-laws. The rights of Smurfit-Stone stockholders are governed by the DGCL and the Smurfit-Stone Charter and the Smurfit-Stone Bylaws. In the event that the Transaction is consummated, holders of St. Laurent Common Shares at the Effective Time will have their St. Laurent Common Shares exchanged for shares of Smurfit-Stone Common Stock and cash.

     While the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a CBCA corporation, there are certain differences. The following is a summary of the most significant differences in shareholder rights. These differences arise from differences between Delaware and Canadian law, between the DGCL and CBCA and between the Smurfit-Stone Charter and Smurfit-Stone Bylaws and the St. Laurent Articles and St. Laurent By-laws. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the CBCA and the governing corporate instruments of Smurfit-Stone and St. Laurent. For a description of the respective rights of the holders of Smurfit-Stone Common Stock and St. Laurent Common Shares see, respectively, "Information Concerning Smurfit-Stone -- Share and Loan Capital Structure" and "Information Concerning St. Laurent -- Share Capital Matters".

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

     Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by the court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Under the CBCA, shareholder approval is not required for an amalgamation between a corporation and its wholly-owned subsidiary.

     Except with respect to certain mergers between a parent and subsidiary corporations, the DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale of substantially of the assets of a corporation, except that, unless required by its certificate of incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if (i) such corporation's certificate of incorporation is not amended in any respect by the merger, (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (iii) the number of shares to be issued in the merger plus those initially issued upon conversion of any other securities to be issued in the merger do not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. Stockholder approval is not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

AMENDMENT TO GOVERNING DOCUMENTS

     Under the CBCA, any amendment to the articles generally requires approval by special resolution. The CBCA provides that unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution, passed by a majority of the votes cast by shareholders who voted in respect of the resolution.

     Under the DGCL, unless the certificate of incorporation or the by-laws otherwise provide, amendments of a certificate of incorporation generally require the approval of the board of directors and the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would increase or decrease the aggregate number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, a majority of the outstanding stock of such class or series would have to approve the amendment, whether or not entitled to vote thereon by the certificate of incorporation.

     Pursuant to the Smurfit-Stone Charter, the amendment of the following Smurfit-Stone Charter provisions requires the affirmative vote of stockholders holding at least 75% of the voting power of Smurfit-Stone's then outstanding capital stock entitled to vote: (i) Smurfit-Stone Charter provisions requiring a 75% stockholder vote to amend certain Smurfit-Stone Bylaw provisions and (ii) Smurfit-Stone Charter provisions relating to certain rights of MSLEF where, pursuant to the Smurfit-Stone Bylaws, stockholder amendment of such provisions requires a 75% stockholder vote.

     Pursuant to the Voting Agreement, each of the parties thereto has agreed not to vote in favour of any resolution by any stockholder that seeks to amend, repeal or adopt any provision inconsistent with (i) the Smurfit-Stone Bylaw provisions relating to certain rights of MSLEF or (ii) the Smurfit-Stone Charter provisions requiring, in the case of stockholder amendment or repeal of certain Smurfit-Stone Bylaw provisions, the vote of holders of at least 75% of the voting power of Smurfit-Stone's outstanding capital stock.

     The Smurfit-Stone Bylaws may not be amended except by a majority of the members of the entire Smurfit-Stone Board of Directors or by the affirmative vote of the stockholders as required by the DGCL. In addition, the Smurfit-Stone Charter and the Smurfit-Stone Bylaws provide that so long as MSLEF beneficially owns not less than 1,000,000 shares of Smurfit-Stone Common Stock, adjusted for any stock dividend, stock split or similar change, the amendment of any provision of the Smurfit-Stone Bylaws relating to certain rights of MSLEF require the unanimous vote of each of the members of the Smurfit-Stone Board of Directors or the affirmative vote of the holders of at least 75% of the voting power of Smurfit-Stone's outstanding capital stock entitled to vote thereon.

DISSENTERS' RIGHTS

     The CBCA provides that shareholders of a CBCA corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to a corporation's articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares; (iii) an amendment to a corporation's articles to add, change or remove any restriction upon the business or businesses that a corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business; or (vi) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is affected by the court order approving a reorganization or by the court order made in connection with an action for an oppression remedy. In addition, in connection with an application to a court for an order approving an arrangement proposed by a corporation, the court may grant an order permitting a shareholder to dissent. Under the CBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act of omission of a corporation which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder's interests.

     Under the DGCL, holders of stock of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by a court in an action timely brought by the corporation or the dissenters. The DGCL grants dissenters appraisal rights only in the case of mergers or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders thereof to accept for such shares anything other than (i) stock of the surviving corporation, (ii) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares, or
(iv) some combination of the above. In addition, such rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

OPPRESSION REMEDY

     The CBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of a corporation or an affiliate effects a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation. A complainant includes: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of a corporation or any of its affiliates; (c) the Director under the CBCA; and (d) any other person who in the discretion of the court is a proper person to make such application. A complainant is not required to give security for costs in any such application under the CBCA.

     The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect "reasonable expectations" of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.

DERIVATIVE ACTION

     Under the CBCA, a complainant may apply to the court for leave to bring an action in the name and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no action may be brought and no intervention in an action may be made unless the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court if (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. A complainant is not required to give security for costs in a derivative action under the CBCA.

     Under the CBCA, the court in a derivative action may make any order it thinks fit. In addition, under the CBCA, the court may order a corporation or its subsidiary to pay the complainant's interim costs, although the complainant may be held accountable for the interim costs on final disposition of the complaint.

DIRECTOR QUALIFICATIONS

     Generally, a majority of the directors of a CBCA corporation must be resident Canadians. The CBCA also requires that a corporation, any of the issued securities of which were distributed to the public and are held by more than one person, must have at least three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.

     Absent prescribed qualifications in the certificate of incorporation or bylaws, directors of a Delaware corporation need not be stockholders of the corporation. The certificate of incorporation or bylaws of a Delaware corporation may prescribe other qualifications for directors. The Smurfit-Stone Charter and Smurfit-Stone Bylaws do not contain any provisions that prescribe any such additional qualifications for members of the Smurfit-Stone Board of Directors.

SHAREHOLDER CONSENT IN LIEU OF MEETING

     Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. Under the DGCL, any action that may be taken at an annual or special meeting of stockholders may be taken by a company without a meeting if written consents describing such action are signed by all stockholders entitled to vote thereon.

     Pursuant to the Smurfit-Stone Charter, any action required or permitted to be taken by the Smurfit-Stone Stockholders may be effected solely at a duly called annual or special meeting of Smurfit-Stone Stockholders and may not be effected by any consent in writing by such stockholders in lieu of such a meeting.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations governed-by the CBCA have fiduciary obligations to the corporation. Under the CBCA, directors of a Canada corporation must act honestly and in good faith with a view to the best interests of the corporation; and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is not liable for breach of this duty of care under the CBCA if he relies in good faith, on (i) financial statements of the corporation represented to him by an officer of the corporation or in a written report of the auditor of the corporation which fairly reflects the financial condition of the corporation, or (ii) a report of a lawyer, accountant, engineer, appraiser or other Persons, whose profession lends credibility to a statement made by him.

     Directors of corporations governed by the DGCL have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Directors are also under a duty to act in good faith and in a manner that the directors reasonably believe to be in the interests of the corporation. Directors may rely, in performing their duties, on information, opinions, reports, statements or financial data prepared or presented by employees, legal counsel, public accountants, a committee of the board of directors of which the director is not a member and other Persons the director reasonably believes to be reliable and competent in the matters presented.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "indemnifiable person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Pursuant to the CBCA, an indemnifiable person is entitled to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defence of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of the court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate against all costs, charges and expenses reasonably incurred by such person in connection with such action, if he or she fulfills the conditions set out in (i) and (ii) above. The St. Laurent By-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA.

     The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against all reasonable expenses (including attorneys' fees) and against all judgments, fines and amounts paid in settlement of actions brought against them, if such individual acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation must indemnify an indemnitee of the corporation who is wholly successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. The Smurfit-Stone Bylaws provide for indemnification of its directors and officers to the fullest extent authorized by the DGCL.

     The DGCL allows for the advance payment of an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced. The Smurfit-Stone Bylaws provide for such advance payments.

DIRECTOR LIABILITY

     The DGCL allows the certificate of incorporation to contain provisions that limit potential director liability to the stockholders or the corporation. This protection may not be extended to intentional misconduct, knowing violations of the law, the authorization of illegal distributions to shareholders or loans to directors, or transactions where the director will personally receive a benefit in money, property, or services. The Smurfit-Stone Charter contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL. The DGCL does not limit a director's liability for violation of certain United States laws, including the federal securities laws.

     The CBCA does not permit any such limitation of a director's liability.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Policies of certain Canadian securities regulatory authorities, including Policy 9.1 of the Ontario Securities Commission (which is intended to be reformulated as a binding rule under the Securities Act (Ontario) in 2000) and Policy Q-27 of the Commission des Valeurs Mobilieres du Quebec, contain requirements in connection with related party transactions, subject to certain materiality thresholds. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" includes directors, senior officers and holders of at least 10% of the voting securities of the issuer.

     Subject to certain exceptions, these policies require the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor, that the minority shareholders of the issuer separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances, and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including a copy of the valuation or a summary of it.

                          DISSENTING SHAREHOLDER RIGHTS

     Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides St. Laurent Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA and the Plan of Arrangement. Any St. Laurent Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by St. Laurent the fair value of the St. Laurent Common

Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.

     Section 190 provides that a shareholder may only make a claim under that Section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a HOLDER OF ST. LAURENT COMMON SHARES MAY ONLY EXERCISE THE RIGHT TO DISSENT UNDER SECTION 190 IN RESPECT OF ST. LAURENT COMMON SHARES WHICH ARE REGISTERED IN THAT HOLDER'S NAME. In many cases, shares beneficially owned by a person are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 190 directly (unless the St. Laurent Common Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of his or her St. Laurent Common Shares and either: (a) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the St. Laurent Common Shares are registered in the name of CDS or other clearing agency, would require that the St. Laurent Common Shares first be re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register the St. Laurent Common Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

     A ST. LAURENT REGISTERED SHAREHOLDER WHO WISHES TO DISSENT MUST PROVIDE TO THE SECRETARY OF ST. LAURENT AT 630 RENE-LEVESQUE BOULEVARD WEST, SUITE 3000, MONTREAL, QUEBEC, H3B 5C7 PRIOR TO 5:00 P.M. (MONTREAL TIME) ON THE BUSINESS DAY PRECEDING THE MEETING, A NOTICE OF DISSENT. IT IS IMPORTANT THAT ST. LAURENT REGISTERED SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA WHICH WOULD PERMIT A NOTICE OF DISSENT TO BE PROVIDED AT OR PRIOR TO THE MEETING. The filing of a Notice of Dissent does not deprive a St. Laurent Registered Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that a St. Laurent Registered Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and St. Laurent will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Notice of Dissent but a St. Laurent Registered Shareholder need not vote his or her St. Laurent Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent; however, any proxy granted by a St. Laurent Registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked (see "General Proxy Information -- Revocation of Proxies") in order to prevent the proxy holder from voting such St. Laurent Common Shares in favour of the Arrangement Resolution and thereby causing the St. Laurent Registered Shareholder to forfeit his or her right to dissent.

     St. Laurent is required, within 10 days after the St. Laurent Securityholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any St. Laurent Securityholder or the Arrangement Resolution or who has withdrawn his or her Notice of Dissent.

     A Dissenting Shareholder who has not withdrawn his or her Notice of Dissent must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement
Resolution has been adopted, send to St. Laurent a Demand for Payment, containing his or her name and address, the number of St. Laurent Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such St. Laurent Common Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to St. Laurent or its transfer agent the certificates representing the St. Laurent Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing the St. Laurent Common Shares in respect of which he or she dissents forfeits his or her right to dissent. St. Laurent or its transfer agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

     After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the St. Laurent Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under Section 190, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before St. Laurent makes an Offer to Pay; (ii) St. Laurent fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of St. Laurent revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

     In addition, pursuant to the Plan of Arrangement, St. Laurent Registered Shareholders who duly exercise such rights of dissent and who:

     (a) are ultimately determined to be entitled to be paid fair value for their St. Laurent Common Shares shall be deemed to have transferred such St. Laurent Common Shares to Novaco in accordance with Section 2.2(b) of the Plan of Arrangement, to the extent the fair value therefor is paid by Novaco; or

     (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their St. Laurent Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of St. Laurent Common Shares and shall receive the Exchange Consideration on the basis determined in accordance with
          Section 2.2(b) of the Plan of Arrangement;

but in no case shall Smurfit-Stone, Novaco, St. Laurent or any other Person be required to recognize such holders as holders of St. Laurent Common Shares after the Effective Time, and the names of such holders of St. Laurent Common Shares shall be deleted from the registers of holders of St. Laurent Common Shares at the Effective Date.

     St. Laurent is required, not later than seven days after the later of the Effective Date and the date on which St. Laurent receives a Demand for Payment from a Dissenting Shareholder, to send such Dissenting Shareholder an Offer to Pay for his or her St. Laurent Common Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer to Pay must be on the same terms. St. Laurent must pay for the St. Laurent Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by such Dissenting Shareholder, but any such offer lapses if St. Laurent does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

     If St. Laurent fails to make an Offer to Pay for a Dissenting Shareholder's St. Laurent Common Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, St. Laurent may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the St. Laurent Common Shares of Dissenting Shareholders. If St. Laurent fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

     Upon an application to the Court, all Dissenting Shareholders whose St. Laurent Common Shares have not been purchased by St. Laurent will be joined as parties and bound by the decision of the Court, and St. Laurent will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the St. Laurent Common Shares of all Dissenting Shareholders. The final order of the Court will be rendered against St. Laurent in favour of each Dissenting Shareholder and for the amount of the fair value of his or her St. Laurent Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application by either St. Laurent or a Dissenting Shareholder must made to the Superior Court of Quebec.

     THE FOREGOING IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA AND THE PLAN OF ARRANGEMENT, WHICH ARE TECHNICAL AND COMPLEX. A COMPLETE COPY OF SECTION 190 OF THE CBCA IS ATTACHED HERETO AS APPENDIX C. IT IS RECOMMENDED THAT ANY ST. LAURENT REGISTERED SHAREHOLDER WISHING TO AVAIL HIMSELF OR HERSELF OF HIS OR HER DISSENT RIGHTS UNDER THOSE PROVISIONS SEEK LEGAL ADVICE AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA AND THE PLAN OF ARRANGEMENT MAY PREJUDICE THE RIGHT OF DISSENT. FOR A GENERAL SUMMARY OF CERTAIN INCOME TAX IMPLICATIONS TO A DISSENTING SHAREHOLDER, SEE "INCOME TAX CONSIDERATIONS TO ST. LAURENT SECURITYHOLDERS -- ST. LAURENT SECURITYHOLDERS RESIDENT IN CANADA -- DISSENTING SHAREHOLDERS".

                              AVAILABLE INFORMATION

     St. Laurent and Smurfit-Stone are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. The reports and other information filed by St. Laurent and Smurfit-Stone with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549 at prescribed rates. St. Laurent and Smurfit-Stone public filings in the United States are also available to the public from commercial document, retrieval services and at the Internet World Wide Web site maintained by the SEC at www.sec.gov. In addition, such material filed by Smurfit-Stone can be inspected at the offices of NASDAQ at 1735 K Street, N.W., Washington, D.C. 20006.

     St. Laurent is subject to the informational requirements of Canadian securities legislation, the TSE and of the NYSE. The former type of information can be requested from the securities regulators of each of the provinces of Canada while the latter type of material can be inspected at the offices of the TSE, 3rd Floor, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X IJ2; the offices of each of the provincial securities commissions or regulators and the NYSE, 20 Broad Street, New York, New York 10005, respectively. Generally, such information is also available at the Internet site maintained by CDS Inc. at www.sedar.com, and the Internet site maintained by the SEC at www.sec.gov.

                                  LEGAL MATTERS

     Certain legal matters in connection with the Transaction will be passed upon by Goodman Phillips & Vineberg, Montreal and Weil, Gotshal & Manges LLP, New York, on behalf of St. Laurent.

                                     EXPERTS

     The financial statements of St. Laurent for the years ended December 31, 1999 and December 31, 1998 included in this Circular have been so included in reliance on the report of PricewaterhouseCoopers LLP, given upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Smurfit-Stone at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Circular have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

         APPROVAL OF PROXY CIRCULAR BY ST. LAURENT'S BOARD OF DIRECTORS

     The   contents  of  this   Circular   and  its   sending  to  St.   Laurent
Securityholders have been approved by the directors of St. Laurent.

BY ORDER OF THE BOARD OF DIRECTORS

LOGO

Marion Allaire, Secretary
April 14, 2000, Montreal, Quebec

                                   APPENDIX A

             SPECIAL RESOLUTION OF THE ST. LAURENT SECURITYHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving St. Laurent Paperboard Inc. ("ST. LAURENT"), as more particularly described and set forth in the Management Information Circular (the "CIRCULAR") of St. Laurent accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of Arrangement (the "PLAN OF ARRANGEMENT") involving St. Laurent, the full text of which is set out as Schedule D to the Amended and Restated Pre-Merger Agreement made as of April 13, 2000 among Smurfit-Stone Container Corporation, Stone Container Corporation, 3701174 Canada Inc., 3038727 Nova Scotia Company and St. Laurent (the "PRE-MERGER AGREEMENT"), (as the Plan of Arrangement may be or may have been amended) is hereby approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders, holders of options and holders of restricted share units of St. Laurent or that the Arrangement has been approved by the Superior Court of Quebec, District of Montreal, the directors of St. Laurent are hereby authorized and empowered (i) to amend the Pre-Merger Agreement, or the Plan of Arrangement to the extent permitted by the Pre-Merger Agreement, and (ii) not to proceed with the Arrangement without further approval of the shareholders, holders of options and holders of restricted share units of St. Laurent, but only if the Pre-Merger Agreement is terminated in accordance with Article 6 thereof.

4. Any officer or director of St. Laurent is hereby authorized and directed for and on behalf of St. Laurent to execute, under the seal of St. Laurent or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Pre-Merger Agreement for filing.

5. Any officer or director of St. Laurent is hereby authorized and directed for and on behalf of St. Laurent to execute or cause to be executed, under the seal of St. Laurent or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                   APPENDIX B

                              PRE-MERGER AGREEMENT

                       SMURFIT-STONE CONTAINER CORPORATION

                                    AS "SSCC"

                                       AND

                           STONE CONTAINER CORPORATION

                                   AS "STONE"
                                       AND

                              3701174 CANADA INC.
                                  AS "3701174"

                                       AND

                           3038727 NOVA SCOTIA COMPANY

                                  AS "3038727"

                                       AND

                          ST. LAURENT PAPERBOARD INC.
                                AS "ST. LAURENT"

--------------------------------------------------------------------------------

                   AMENDED AND RESTATED PRE-MERGER AGREEMENT

                                 April 13, 2000

--------------------------------------------------------------------------------

                                STIKEMAN ELLIOTT

                                TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1                  Definitions.................................................  B-4
Section 1.2                  Interpretation Not Affected by Headings, etc................  B-9
Section 1.3                  Currency....................................................  B-9
Section 1.4                  Number, etc.................................................  B-9
Section 1.5                  Date For Any Action.........................................  B-9
Section 1.6                  Entire Agreement............................................  B-9
Section 1.7                  Schedules...................................................  B-9
Section 1.8                  Accounting Matters..........................................  B-10
Section 1.9                  Knowledge...................................................  B-10
ARTICLE 2

THE ARRANGEMENT
Section 2.1                  Implementation Steps by St. Laurent.........................  B-10
Section 2.2                  Interim Order...............................................  B-10
Section 2.3                  Articles of Arrangement.....................................  B-11
Section 2.4                  Circular....................................................  B-11
Section 2.5                  Securities Compliance.......................................  B-11
Section 2.6                  Preparation of Filings......................................  B-12
ARTICLE 3

REPRESENTATIONS AND WARRANTIES
Section 3.1                  Representations and Warranties of St. Laurent...............  B-13
Section 3.2                  Representations and Warranties of the SSCC Parties..........  B-24
Section 3.3                  Survival....................................................  B-27
ARTICLE 4

COVENANTS
Section 4.1                  Retention of Goodwill.......................................  B-27
Section 4.2                  Material Commitments........................................  B-27
Section 4.3                  Covenants of St. Laurent....................................  B-27
Section 4.4                  Covenants of the SSCC Parties...............................  B-30
Section 4.5                  Covenants Regarding Non-Solicitation........................  B-31
Section 4.6                  Notice by St. Laurent of Superior Proposal Determination....  B-32
Section 4.7                  Access to Information.......................................  B-33
Section 4.8                  Closing Matters.............................................  B-34
Section 4.9                  Indemnification.............................................  B-34
Section 4.10                 Rights Plan.................................................  B-34
Section 4.11                 Benefits Continuation, etc..................................  B-34
ARTICLE 5
CONDITIONS

Section 5.1                  Mutual Conditions Precedent.................................  B-35
Section 5.2                  Additional Conditions Precedent to the Obligations of the     B-36
                             SSCC Parties................................................
Section 5.3                  Additional Conditions Precedent to the Obligations of St.     B-36
                             Laurent.....................................................
Section 5.4                  Notice and Cure Provisions..................................  B-37
Section 5.5                  Satisfaction of Conditions..................................  B-37

ARTICLE 6
AMENDMENT AND TERMINATION
Section 6.1                  Amendment...................................................  B-37
Section 6.2                  Mutual Understanding Regarding Amendments...................  B-37
Section 6.3                  Termination.................................................  B-38
Section 6.4                  Break Fee...................................................  B-38
Section 6.5                  Effect of Break Fee Payment.................................  B-39
Section 6.6                  Remedies....................................................  B-39

ARTICLE 7
GENERAL
Section 7.1                  Notices.....................................................  B-39
Section 7.2                  Assignment..................................................  B-40
Section 7.3                  Binding Effect..............................................  B-40
Section 7.4                  Waiver and Modification.....................................  B-41
Section 7.5                  No Personal Liability.......................................  B-41
Section 7.6                  Further Assurances..........................................  B-41
Section 7.7                  Expenses....................................................  B-41
Section 7.8                  Consultation................................................  B-41
Section 7.9                  Governing Laws..............................................  B-41
Section 7.10                 Time of Essence.............................................  B-41
Section 7.11                 Counterparts................................................  B-42
Section 7.12                 No Third Party Beneficiaries................................  B-42
Section 7.13                 Language....................................................  B-42
SCHEDULES

Schedule A                   Affiliate's Letter..........................................  B-43
Schedule B                   Appropriate Regulatory Approvals............................  B-45
Schedule C                   Arrangement Resolution......................................  B-46
Schedule D                   Plan of Arrangement.........................................  B-47

                    AMENDED AND RESTATED PRE-MERGER AGREEMENT

        MEMORANDUM OF AGREEMENT made as of the 13(th) day of April, 2000.

AMONG:

                   SMURFIT-STONE CONTAINER CORPORATION a corporation existing under the laws of the State of Delaware (hereinafter referred to as "SSCC")

                                    -- and --

                   STONE CONTAINER CORPORATION a corporation existing under the laws of the State of Delaware (hereinafter referred to as "STONE")

                                    -- and --

                   3701174 CANADA INC.
                   a corporation existing under the laws of Canada (hereinafter referred to as "3701174")

                                    -- and --

                   3038727 NOVA SCOTIA COMPANY
                   an unlimited liability company existing under the laws of the Province of Nova Scotia
                   (hereinafter referred to as "3038727")

                                    -- and --

                   ST. LAURENT PAPERBOARD INC.
                   a corporation existing under the laws of Canada (hereinafter referred to as "ST. LAURENT")

     WHEREAS SSCC, Stone, 3038727 and St. Laurent entered into a Pre-Merger Agreement dated as of February 23, 2000 (the "INITIAL PRE-MERGER AGREEMENT");

     WHEREAS SSCC, Stone, 3701174, 3038727 and St. Laurent wish to amend and restate the Initial Pre-Merger Agreement;

     THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

                                    ARTICLE 1

                                 INTERPRETATION

SECTION 1.1  DEFINITIONS.

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

     "1933 ACT" means the United States Securities Act of 1933, as amended;

     "ACQUISITION PROPOSAL" means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) or otherwise representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets (excluding inventory sold in the ordinary course of business) or otherwise representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets), any sale of more than 20% of the St. Laurent Common Shares then outstanding or similar transactions involving St.
     Laurent or any subsidiary, or a proposal to do so, excluding the Arrangement;

     "AFFECTED EMPLOYEE" has the meaning ascribed thereto in Section 4.11;

     "AFFILIATE" has the meaning ascribed thereto in the Securities Act (Quebec), unless otherwise expressly stated herein;

     "AFFILIATE'S LETTER" means a letter, to be substantially in the form and content of Schedule A annexed hereto;

     "APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule B annexed hereto;

     "ARRANGEMENT" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with
     Section 6.1 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

     "ARRANGEMENT RESOLUTION" means the special resolution of the St. Laurent Securityholders, to be substantially in the form and content of Schedule C annexed hereto;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of St. Laurent in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

     "BUSINESS DAY" means any day on which commercial banks are generally open for business in Chicago, Illinois and Montreal, Quebec other than a Saturday, a Sunday or a day observed as a holiday in Chicago, Illinois under the laws of the State of Illinois or the federal laws of the United States of America or in Montreal, Quebec under the laws of the Province of Quebec or the federal laws of Canada;

     "CBCA" means the Canada Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

     "CIRCULAR" means the notice of the St. Laurent Meeting and accompanying management information circular, including all appendices thereto, to be sent to holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs in connection with the St. Laurent Meeting, as may be amended from time to time;

     "CODE" has the meaning ascribed thereto in Section 3.1(1)(m)(ii);

     "CONFIDENTIALITY AGREEMENTS" means the confidentiality and standstill letter agreements dated November 29, 1999 from St. Laurent to SSCC and SSCC to St. Laurent, respectively;

     "COURT" means the Superior Court of Quebec, District of Montreal;

     "DIRECTOR" means the Director appointed pursuant to Section 260 of the CBCA;

     "DISSENT RIGHTS" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

     "DISSENTING SHAREHOLDER" has the meaning ascribed thereto in the Plan of Arrangement;

     "DROP DEAD DATE" means September 30, 2000, or such later date as may be mutually agreed by the parties to this Agreement;

     "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date;

     "EFFECTIVE   TIME"  has  the  meaning  ascribed  thereto  in  the  Plan  of
     Arrangement;

     "ENVIRONMENTAL LAWS" means all applicable Laws relating to the protection of the environment and public health and safety;

     "ENVIRONMENTAL PERMITS" has the meaning ascribed thereto in Section 3.1(1)(l)(ii);

     "ERISA" has the meaning ascribed thereto in Section 3.1(1)(n)(i);

     "ERISA   AFFILIATE"   has  the   meaning   ascribed   thereto   in  Section
     3.1(1)(n)(ix);

     "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended;

     "EXCHANGE CONSIDERATION" has the meaning ascribed thereto in the Plan of Arrangement;

     "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

     "FORMER EMPLOYEES" has the meaning ascribed thereto in Section 4.11;

     "FORM S-8" has the meaning ascribed thereto in Section 2.5(2);

     "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined or identified in or regulated by any Environmental Law;

     "HOLDERS" means the holders of St. Laurent Common Shares shown from time to time in the register maintained by or on behalf of St. Laurent in respect of the St. Laurent Common Shares;

     "INCLUDING" means including without limitation;

     "INFORMATION" has the meaning ascribed thereto in Section 4.7(2);

     "INITIAL PRE-MERGER AGREEMENT" has the meaning ascribed thereto in the preamble hereof;

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.2;

     "LAWS" means all statutes, codes, regulations, statutory rules, orders, decrees, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body (including The Toronto Stock Exchange, the New York Stock Exchange and The Nasdaq Stock Market) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

     "LIEN" means any mortgage, hypothec, lien, security interest, lease, option, right of third parties or other similar charge or encumbrance, including the lien or retained title of a conditional vendor and any servitude, easement, right of way or other encumbrance or title to real property;

     "MATERIAL ADVERSE CHANGE", when used in connection with the SSCC or St. Laurent, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued conditional or otherwise), businesses, operations or results of operations or those of its subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its subsidiaries taken as a whole;

     "MATERIAL ADVERSE EFFECT" when used in connection with the SSCC or St. Laurent, means any effect that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole;

     "MATERIAL CONTRACTS" has the meaning ascribed thereto in Section 3.1(1)(x);

     "MATERIAL SUBSIDIARY" means each subsidiary of St. Laurent, the total assets of which constituted more than ten percent of the consolidated assets of St. Laurent, the total revenues of which constituted more than ten percent of the consolidated revenues of St. Laurent or the total operating income of which constituted more than ten percent of the consolidated operating income of St. Laurent, in each case as set out in the financial statements of

     St. Laurent as of and for the year ended December 31, 1998 and including each affiliate of St. Laurent that directly or indirectly holds an equity interest in each such subsidiary. Notwithstanding the foregoing, "MATERIAL SUBSIDIARIES" shall include such other subsidiary identified as such in the St. Laurent Disclosure Letter;

     "NOON SPOT RATE" means, on any day, the Noon Spot Rate on such day of the Bank of Canada for one US dollar expressed in Canadian dollar;

     "OSC" means the Ontario Securities Commission;

     "PERMITTED LIEN" means any Lien which is expressly permitted by the terms of any financing instrument or security agreement to which SSCC or any of its subsidiaries is a party or to which St. Laurent or any of its subsidiaries is a party, as the case may be;

     "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

     "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Schedule D annexed hereto and any amendments or variations thereto made in accordance with Section 6.1 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "PRE-EFFECTIVE DATE PERIOD" shall mean the period from and including February 23, 2000 to and including the Effective Time on the Effective Date;

     "PUBLICLY DISCLOSED BY ST. LAURENT" means disclosed by St. Laurent in a public filing made by it with the OSC, SEC and/or QSC from January 1, 1999 to and including January 31, 2000;

     "PUBLICLY DISCLOSED BY SSCC" means disclosed by SSCC in a public filing made by it with the SEC from January 1, 1999 to and including January 31, 2000;

     "QSC" means the Commission des valeurs mobilieres du Quebec;

     "REPLACEMENT OPTION" has the meaning ascribed thereto in Section 2.3(1)(b);

     "REPRESENTATIVES" has the meaning ascribed thereto in Section 4.7(1);

     "SEC" means the United States Securities and Exchange Commission;

     "SEC REPORTS" has the meaning ascribed thereto in Section 3.2(1)(g);

     "SECURITIES LEGISLATION" means the CBCA, the Securities Act (Quebec), the Securities Act (Ontario) and the equivalent legislation in the other provinces of Canada, the 1933 Act, the Exchange Act, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of The Toronto Stock Exchange, the New York Exchange and The Nasdaq Stock Market;

     "SECURITY PORTION" has the meaning ascribed thereto in the Plan of Arrangement;

     "SPECIFIED SSCC EVENT" means the occurrence of a Material Adverse Change with respect to SSCC, or a breach by a SSCC Party of its obligations hereunder, if by reason thereof, and taking into account Section 5.4, St. Laurent would be entitled to rely on the failure of a condition set forth in Section 5.3(1)(a), Section 5.3(1)(b), Section 5.3(1)(c), Section 5.3(1)(e) or Section 5.3(1)(f) as a reason not to complete the transactions contemplated herein;

     "SSCC CLOSING PRICE" means the closing price on The Nasdaq Stock Market of SSCC Common Shares on the day immediately preceding the Effective Date;

     "SSCC COMMON SHARES" means the shares of common stock in the capital of SSCC;

     "SSCC DISCLOSURE LETTER" means that certain letter dated as of even date herewith and delivered by SSCC to St. Laurent;

     "SSCC MATERIAL SUBSIDIARY" means each subsidiary of SSCC, the total assets of which constituted more than ten percent of the consolidated assets of SSCC, the total revenues of which constituted more than ten percent of the consolidated revenues of SSCC or the total operating income of which constituted more than ten percent of the consolidated operating income of SSCC, in each case as set out in the financial statements of SSCC for the year ended December 31, 1998 and including each affiliate of SSCC that directly or indirectly holds an equity interest in each such subsidiary;

     "SSCC OPTION SHARES" has the meaning ascribed thereto in Section 2.3(1)(b);

     "SSCC  PARTIES"  means  SSCC,  Stone,   3701174  and  3038727,   and  "SSCC
     PARTY"means any one of them;

     "ST. LAURENT COMMON SHARES" means the common shares in the capital of St. Laurent;

     "ST. LAURENT DIRECTORS' STOCK OPTION AND SHARE PURCHASE PLAN" means that certain Directors Stock Option and Share Purchase Plan of St. Laurent in effect as of the date hereof;

     "ST. LAURENT DISCLOSURE LETTER" means that certain letter dated as of even date herewith and delivered by St. Laurent to the SSCC Parties;

     "ST. LAURENT DOCUMENTS" has the meaning ascribed thereto in Section 3.1(1)(o);

     "ST. LAURENT EMPLOYEE SHARE PURCHASE PLAN (CANADA)" means the employee share purchase plan (Canada) of St. Laurent in effect as of the date hereof;

     "ST.  LAURENT  FINANCIAL  STATEMENTS" has the meaning  ascribed  thereto in
     Section 3.1(1)(h).

     "ST. LAURENT INTELLECTUAL PROPERTY RIGHTS" has the meaning ascribed thereto in Section 3.1(1)(r);

     "ST. LAURENT LONG-TERM INCENTIVE PLAN" means the long-term incentive plan of St. Laurent in effect as of the date hereof;

     "ST. LAURENT MANAGERS' SHARE PURCHASE PLAN" means the managers' share purchase plan of St. Laurent in effect as of the date hereof;

     "ST. LAURENT MANAGERS' STOCK OPTION PLAN" means the managers' stock option plan of St. Laurent in effect as of the date hereof;

     "ST.   LAURENT   MEETING"   means  the  special   meeting  of  St.  Laurent
     Securityholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

     "ST. LAURENT OPTIONS" means the options to purchase St. Laurent Common Shares granted under the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan and being outstanding and unexercised;

     "ST. LAURENT PARTIALLY-OWNED ENTITY" means Fibre Innovations, LLC, Grafx Packaging Corp., Innovative Packaging Corp. and Oncorr Innovations, Inc.;

     "ST. LAURENT PERFORMANCE SHARE PLAN" means the performance share plan of St. Laurent in effect as of the date hereof;

     "ST.   LAURENT  PLANS"  has  the  meaning   ascribed   thereto  in  Section
     3.1(1)(n)(i);

     "ST. LAURENT RIGHTS PLAN" means the shareholder rights plan of St. Laurent approved on February 1, 1995, as amended on April 28, 1995, on March 5, 1998, on May 7, 1998 and on February 23, 2000;

     "ST. LAURENT RSUS" means the restricted share units granted by St. Laurent to certain officers and managers pursuant to the St. Laurent Managers' Share Purchase Plan and being outstanding and unexercised;

     "ST. LAURENT SECURITYHOLDERS" means the holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs, collectively;

     "ST. LAURENT SHARE PURCHASE PLANS" means, collectively, the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Employee Share Purchase Plan (Canada), the St. Laurent subsidiary Employee Stock Purchase Plan (U.S.), the St. Laurent Managers' Share Purchase Plan and the St. Laurent Performance Share Plan;

     "ST. LAURENT SUBSIDIARY EMPLOYEE STOCK PURCHASE PLAN (U.S.)" means that certain Employee Stock Purchase Plan (U.S.) of a subsidiary of St. Laurent in effect as of the date hereof;

     "ST. LAURENT WARRANTS" means the 380,000 Series A Warrants of St. Laurent issued on January 29, 1999 to purchase 380,000 St. Laurent Common Shares at an initial exercise price of Canadian $10.95;

     "SUBSIDIARY" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

     "SUPERIOR PROPOSAL" means any bona fide proposal by a third party to, directly or indirectly, acquire assets representing more than 20% of the book value (on a consolidated basis) of St. Laurent's total assets or more than 20% of the outstanding St. Laurent Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, and that in the good faith determination of the Board of Directors of St. Laurent after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, financing, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction more favourable to the St. Laurent Securityholders than the transaction contemplated by this Agreement;

     "TAX" and "TAXES" have the respective meanings ascribed thereto in Section 3.1(1)(m)(iii); and

     "TAX RETURNS" means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes.

SECTION 1.2  INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

     The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "ARTICLE" or "SECTION" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN" and "HEREUNDER" and similar expressions refer to this Agreement (including the Schedules hereto) and, not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

SECTION 1.3  CURRENCY.

     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States.

SECTION 1.4  NUMBER, ETC.

     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

SECTION 1.5  DATE FOR ANY ACTION.

     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

SECTION 1.6  ENTIRE AGREEMENT.

     This Agreement and the agreements and other documents herein referred to (including the St. Laurent Disclosure Letter and the SSCC Disclosure Letter) constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement, including the Initial Pre-Merger Agreement. Notwithstanding anything to the contrary herein, the Confidentiality Agreements shall survive the execution of this Agreement, and in the event of inconsistencies between this Agreement and the
Confidentiality Agreements, the Confidentiality Agreements shall prevail. However, SSCC and the SSCC Parties shall not be in breach of the "standstill" undertakings contained in the Confidentiality Agreements solely by reason of the execution of this Agreement or the consummation of the transactions contemplated herein, which "standstill" undertakings shall continue to apply in the event of termination of this Agreement by either SSCC or St. Laurent.

SECTION 1.7  SCHEDULES.

     The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

     Schedule A -- Affiliate's Letter
     Schedule B -- Appropriate Regulatory Approvals
     Schedule C -- Arrangement Resolution
     Schedule D -- Plan of Arrangement

SECTION 1.8  ACCOUNTING MATTERS.

     Unless otherwise stated, all accounting terms used in this Agreement in respect of St. Laurent shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature in respect of St. Laurent required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice. Unless otherwise stated, all accounting terms used in this Agreement in respect of SSCC shall have the meanings attributable thereto under United States generally accepted accounting principles and all determinations of an accounting nature required to be made in respect of SSCC shall be made in a manner consistent with United States generally accepted accounting principles and past practice.

SECTION 1.9  KNOWLEDGE.

     Each reference herein to the knowledge of a party means, unless otherwise specified, the actual knowledge of such party without inquiry.

                                    ARTICLE 2

                                 THE ARRANGEMENT

SECTION 2.1  IMPLEMENTATION STEPS BY ST. LAURENT.

(1)  St. Laurent covenants in favour of the SSCC Parties that St. Laurent shall:

     (a) subject to Section 2.4, as soon as reasonably practicable, apply in a manner acceptable to the SSCC Parties, acting reasonably, under
          Section 192 of the CBCA for an order approving the Interim Order, and thereafter proceed with and diligently seek the Arrangement;

     (b) subject to Section 2.4, convene and hold the St. Laurent Meeting for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting);

     (c) subject to the terms of this Agreement, include in the Circular the unanimous recommendation of the disinterested directors of St. Laurent that St. Laurent Securityholders vote in favour of the Arrangement Resolution;

     (d) subject to the terms of this Agreement and obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

     (e) subject to the terms of this Agreement and obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

SECTION 2.2  INTERIM ORDER.

(1) The notice of motion for the application referred to in Section 2.1(1)(a) shall request that the Interim Order provide:

     (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the St. Laurent Meeting and for the manner in which such notice is to be provided;

     (b) that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by St. Laurent Securityholders present in person or by proxy at the St. Laurent Meeting (such that each holder of St. Laurent Common Shares is entitled to one vote for each St. Laurent Common Share held, each holder of St. Laurent Options is entitled to one vote for each St. Laurent Common Share such holder would have received on a valid exercise of such St. Laurent Options and each holder of St. Laurent RSUs is entitled to one vote for each St. Laurent Common Share such holder would have received on vesting of such St. Laurent RSUs;

     (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of St. Laurent, including quorum requirements and all other matters, shall apply in respect of the St. Laurent Meeting;

     (d)  for the grant of the Dissent Rights; and

     (e) for the notice requirements respecting the presentation of the application to the Court for a Final Order.

SECTION 2.3  ARTICLES OF ARRANGEMENT.

(1) The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide substantially as follows:

     (a) each outstanding St. Laurent Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of St. Laurent Common Shares (other than St. Laurent Common Shares held by any SSCC Party or any affiliate thereof), will be transferred by the holder thereof to 3701174 in exchange for the Exchange Consideration, and the name of each such holder of St. Laurent Common Shares will be removed from the register of holders of St. Laurent Common Shares and added to the register of holders of SSCC Common Shares, and 3701174 will be recorded as the registered holder of such St. Laurent Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

     (b) each St. Laurent Option shall be exchanged for an option (a "REPLACEMENT OPTION") to purchase that number of SSCC Common Shares equal to the sum of (i) the Security Portion times the number of St. Laurent Common Shares subject to the St. Laurent Option; plus (ii) the quotient of (A) $12.50 times the number of St. Laurent Common Shares subject to the St. Laurent Option, divided by (B) the SSCC Closing Price ("SSCC OPTION SHARES"); the exercise price per SSCC Common Share for each Replacement Option shall be the quotient of (x) an aggregate amount equal to the number of St. Laurent Common Shares subject to the St. Laurent Option exchanged for such Replacement Option times the original exercise price per St. Laurent Common Share pursuant to such St. Laurent Option, at the option of the holder (i) converted into its U.S. dollar equivalent based on the Noon Spot Rate on the day immediately preceding the Effective Date, or (ii) expressed in Canadian dollars, the whole divided by (y) the SSCC Option Shares subject to such Replacement Option; and

     (c) each St. Laurent RSU shall be fully vested and entitle its holder to receive at the Effective Time, with respect to each St. Laurent Common Share subject to such St. Laurent RSU, the Exchange Consideration.

(2) The parties understand and agree that the Exchange Consideration has been calculated based upon the accuracy of the representations and warranties set forth in Section 3.1(1)(c) and that, in the event the number of outstanding St. Laurent Common Shares as of January 31, 2000 or the number of St. Laurent Common Shares issuable upon the exercise of, or subject to, options or other agreements exceeds or is less than the amounts specifically set forth in the St. Laurent Disclosure Letter (including as a result of any stock split, reverse stock split, stock dividend, including any dividend or distribution of securities convertible into capital stock or capital stock equivalents of St. Laurent, recapitalization, or other like change occurring after the date of this Agreement), the Exchange Consideration shall be appropriately adjusted upward or downward, as the case may be. The provisions of this Section 2.3(2) shall not, however, affect the representations and warranties set forth in Section 3.1(1)(c).

SECTION 2.4  CIRCULAR.

     As promptly as practicable after the execution and delivery of this Agreement, SSCC and St. Laurent shall prepare the Circular together with any other documents required by Securities Legislation, other applicable Laws or the Interim Order in connection with the Arrangement, and as promptly as practicable after the date of execution of this Agreement but in any event not later than August 18, 2000, St. Laurent shall cause the Circular and other documentation required in connection with the St. Laurent Meeting to be sent to each holder of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs and filed as required by the Interim Order and applicable Laws, provided that the SSCC Parties and St. Laurent shall be reasonably satisfied, at the time the Circular is sent to St. Laurent Securityholders, that the conditions referred to in
Article 5 can be satisfied.

SECTION 2.5  SECURITIES COMPLIANCE.

(1) SSCC shall use all reasonable best efforts to obtain, prior to the Effective Time, all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (a) the SSCC Common Shares issued pursuant to the Arrangement, and (b) the SSCC Common Shares issued from time to time upon the exercise of the Replacement Options, without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of a holder being a "CONTROL PERSON" of any SSCC Party or St. Laurent for purposes of Canadian federal, provincial or territorial Securities Legislation).

(2) As promptly as practicable after the Effective Date, SSCC shall file a registration statement on Form S-8 (or other applicable form) (the "FORM S-8"), and take such actions as necessary to keep the information therein current from time to time, in order to register under the 1933 Act those SSCC Common Shares to be issued from time to time after the Effective Time upon the exercise of the Replacement Options.

SECTION 2.6  PREPARATION OF FILINGS.

(1) Each of the SSCC Parties and St. Laurent shall cooperate and use their reasonable best efforts in:

     (a) the preparation and filing of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by SSCC or St. Laurent to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state Securities
          Legislation in connection with the Arrangement and the transactions contemplated hereby;

     (b) the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state Securities Legislation (including "blue sky laws") in connection with the issuance of the SSCC Common Shares in connection with the Arrangement or the exercise of the Replacement Options; provided, however, that with respect to the United States "blue sky" and Canadian provincial qualifications, neither SSCC nor St. Laurent shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the SSCC Common Shares; and

     (c) the taking of all such action as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(2) Each of SSCC and St. Laurent shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Section 2.4 and Section 2.5 and the foregoing provisions of this Section 2.6 and the obtention of all Appropriate Regulatory Approvals, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(3) SSCC and St. Laurent shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration statement described in Section
     2.5 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, SSCC and St. Laurent shall cooperate in the preparation of a supplement or amendment to the Circular, application for an order or registration statement, or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of SSCC or St. Laurent and/or filed with the relevant securities regulatory authorities.

(4) St. Laurent shall use its reasonable best efforts to ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the SSCC Parties or any third party that is not an affiliate of St. Laurent). Without limiting the generality of the foregoing, St. Laurent shall use its reasonable best efforts to ensure that the Circular provides holders of St. Laurent Common Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the St. Laurent Meeting and SSCC shall provide all information regarding it necessary to do so.

(5) SSCC shall ensure that the Form S-8 contemplated in Section 2.5(2) complies with all applicable Laws and, without limiting the generality of the foregoing, that such document does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by St. Laurent or any third party that is not an affiliate of SSCC) and St. Laurent shall provide all information regarding it necessary to do so.

                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

SECTION 3.1  REPRESENTATIONS AND WARRANTIES OF ST. LAURENT.

(1) St. Laurent represents and warrants to and in favour of the SSCC Parties as follows and acknowledges that the SSCC Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement that, except as set forth in the St. Laurent Disclosure
     Letter, as of February 23, 2000 (or as the date hereof with respect to Section 3.1(1)(d)(i)):

     (a)  Organization.

          (i) Each of St. Laurent and the Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate or legal power to own, lease and operate its properties and conduct its businesses as currently owned and conducted. Each of the St. Laurent and the Material Subsidiaries is duly qualified or licensed as foreign corporations to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. All of the outstanding shares and other ownership interests of the Material Subsidiaries which are held directly or indirectly by St. Laurent are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by St. Laurent, free and clear of all Liens, except pursuant to restrictions on transfer contained in constating documents. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Material Subsidiaries. St. Laurent has disclosed in the St. Laurent Disclosure Letter the names and jurisdictions of incorporation of each of the Material Subsidiaries.

          (ii) Neither St. Laurent nor any Material Subsidiary has any minority interest in any other corporation or entity.

     (b) Certificate of Incorporation and By-laws. St. Laurent has heretofore made available to SSCC a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of St. Laurent and each Material Subsidiary. Such certificates of incorporation, by-laws and equivalent organizational documents are in full force and effect.

     (c) Capitalization. The authorized capital of St. Laurent consists of an unlimited number of St. Laurent Common Shares and an unlimited number of Class A preferred shares, issuable in series. The St. Laurent
          Disclosure Letter sets forth, as at January 31, 2000, the number of St. Laurent Common Shares issued and outstanding and the number of outstanding St. Laurent Options, St. Laurent RSUs and St. Laurent Warrants (all of which St. Laurent Warrants were exercised in full on February 23, 2000). There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating St. Laurent or any Material Subsidiary to issue or sell any shares of St. Laurent or any of the Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of St. Laurent, any Material Subsidiary or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of St. Laurent or any subsidiary. The St. Laurent Disclosure Letter sets forth the holders of all outstanding St. Laurent Options and the number, exercise prices, vesting schedules and expiration dates of each grant to such holders. There have been no St. Laurent Common Shares issued or purchased for cancellation since January 31, 2000 except pursuant to the purchase of St. Laurent Common Shares pursuant to the St. Laurent Share Purchase Plans and pursuant to the exercise of securities issued prior to January 31, 2000. All outstanding St. Laurent Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of St. Laurent or any subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the St. Laurent Common Shares on any matter. There are no outstanding contractual obligations of St. Laurent to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Material Subsidiaries. To the knowledge of St. Laurent, as of the date hereof, there are no proxies with respect to any securities of St. Laurent and there are no agreements or understandings by or among any persons which affect or relate to the voting or giving written consents with respect to any securities of St. Laurent.

     (d)  Authority and No Violation.

          (i) St. Laurent has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by St. Laurent and the consummation by St. Laurent of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

               (A) with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Board of Directors of St. Laurent; and

               (B) with respect to the completion of the Arrangement, the approval of the St. Laurent Securityholders.

          (ii) This Agreement has been duly executed and delivered by St. Laurent and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity and to the fact that the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency.

         (iii) The disinterested directors of the Board of Directors of St. Laurent have (A) determined unanimously that the Arrangement is fair to the St. Laurent Securityholders and is in the best interests of St. Laurent, (B) received separate opinions from Bunting Warburg Dillon Read Inc. and Donaldson, Lufkin & Jenrette to the effect that, as of the date of this Agreement, the Exchange Consideration is fair from a financial point of view to the St. Laurent Securityholders and (C) determined unanimously to recommend that the St. Laurent Securityholders vote in favour of the Arrangement. St. Laurent is not subject to a shareholder rights plan or "poison pill" or similar plan, other than the St. Laurent Rights Plan.

          (iv) The approval of this Agreement, the execution and delivery by St. Laurent of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

               (A) result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

                    (I) its or any Material Subsidiary's certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any Material Subsidiary; B-14

                    (II) subject  to  obtaining   the   Appropriate   Regulatory
                         Approvals relating to St. Laurent or any of its Material Subsidiaries, any Laws, judgment or decree applicable to St. Laurent or any of its Material Subsidiaries or by which any property or assets of St. Laurent or any of its Material Subsidiaries is bound or affected except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent; or

                   (III) subject  to  obtaining   the   Appropriate   Regulatory
                         Approvals relating to St. Laurent or any Material Subsidiary and except as would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent, any material contract, agreement, license, franchise or permit to which St. Laurent or any Material Subsidiary is party or by which St. Laurent or any Material Subsidiary or any property or asset of St. Laurent or any Material Subsidiary is bound or subject or is the beneficiary;

               (B) give rise to any right of termination or acceleration of indebtedness (excluding leases which have not been capitalized by St. Laurent or any subsidiary in accordance with Canadian generally accepted accounting principles applied on a consistent basis) of St. Laurent or any subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of St. Laurent or any subsidiary to cease to be available other than as would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent;

               (C) except as would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent, result in the imposition of any Lien upon any of its assets or the assets of any Material Subsidiary, or restrict, hinder, impair or limit the ability of St. Laurent or any Material Subsidiary to carry on the business of St. Laurent or any Material Subsidiary as and where it is now being carried on; or

               (D) except as would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, executive officer or senior management employee of St. Laurent or any subsidiary or increase any benefits otherwise payable under any St. Laurent Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

          (v) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by St. Laurent and its Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by St. Laurent of the transactions contemplated hereby other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings with the Director under the CBCA, (D) the Appropriate Regulatory Approvals relating to St. Laurent and (E) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which if not obtained would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent.

     (e) No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to St. Laurent or any of its Material Subsidiaries, neither St. Laurent nor any of its Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which default would have a Material Adverse Effect on St. Laurent.

     (f) Absence of Certain Changes or Events. Except as Publicly Disclosed by St. Laurent, from December 31, 1998 (or, in the case of (iii) below, January 31, 2000) through to the date hereof, each of St. Laurent and its Material Subsidiaries has conducted its business only in the ordinary and regular course of business and there has not occurred:

          (i)  a Material Adverse Change with respect to St. Laurent;

          (ii) any damage, destruction or loss, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on St. Laurent;

         (iii) any redemption, repurchase or other acquisition of St. Laurent Common Shares by St. Laurent or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to St. Laurent Common Shares;

          (iv) any material increase in or modification of the compensation payable or to become payable by it to any of its directors or executive officers, or any grant to any such director or executive officer of any increase in severance or termination pay;

          (v) any material increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its directors or executive officers;

          (vi) any acquisition or sale of its property or assets having a value in excess of $10,000,000 individually, other than in the ordinary and regular course of business;

         (vii) any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business;

        (viii) any   resolution   to   approve   a   split,    combination    or
               reclassification of any of its outstanding shares;

          (ix) any change in its accounting methods, principles or practices; or

           (x) any incurrence of a material liability (direct, contingent or otherwise);

          (xi) any taking of action that would cause the St. Laurent Rights Plan to be applicable;

         (xii) any failure by St. Laurent,  in any material respect,  to revalue
               any  asset  in  accordance  with  Canadian   generally   accepted
               accounting principles consistent with past practice;

        (xiii) any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

     (g)  Employment Matters.

          (i) St. Laurent has made available to SSCC true and complete copies of all binding employment agreements, contracts, obligations and understandings to which St. Laurent or any Material Subsidiary is a party with any director, executive officer or senior management employee earning in excess of $200,000 for the year ended December 31, 1999 (including bonuses). Except as set forth in the management information circular prepared in connection with the Annual Meeting of St. Laurent held on May 5, 1999, neither St. Laurent nor any Material Subsidiary is a party to any binding policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, executive officer or senior management employee earning in excess of $200,000 for the year ended December 31, 1999 (including bonuses).

          (ii) St. Laurent has identified in the St. Laurent Disclosure Letter and has delivered to SSCC true and complete copies of all collective bargaining agreements, letters of understanding, and other contracts to which St. Laurent and any Material Subsidiary is a party with any labour organization. Neither St. Laurent nor any Material Subsidiary is subject to any application for certification or, to the knowledge of St. Laurent, threatened or apparent union-organizing campaigns or representation disputes. There are no current pending or, to the knowledge of St. Laurent, threatened strikes, slowdowns, stoppages or disputes at St. Laurent or any Material Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on St. Laurent. No collective bargaining agreement to which St. Laurent or any subsidiary is or may be a party is currently under negotiation or renegotiation and no existing collective bargaining agreement is due for expiration, renewal or renegotiation within the one-year period after the date hereof.

         (iii) Neither St. Laurent nor any Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of St. Laurent, threatened, or any litigation, actual or, to the knowledge of St. Laurent, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on

               St. Laurent. No unfair labour practice complaint against St. Laurent or any Material Subsidiary is pending before the National Labour Relations Board or any other tribunal which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on St. Laurent. Neither St. Laurent nor any Material Subsidiary is involved in or, to the knowledge of
               St. Laurent, threatened with any complaint or grievance which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on St. Laurent. St. Laurent has delivered to SSCC a true and complete list of all claims, complaints and grievances that are pending against St. Laurent or any Material Subsidiary by any current or former employee which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on St. Laurent.

          (iv) Except for any matter which would individually or in the aggregate not reasonably be expected to have a Material Adverse Effect on St. Laurent, St. Laurent and its Material Subsidiaries have operated and are in compliance with all federal, state and other applicable laws, domestic or foreign, respecting labour and employment, including, but not limited to, fair employment practices, labour standards, equal employment opportunity, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, immigration, wages and hours, plant closing, and the payment of social security and similar taxes; there are no current, pending or, to the knowledge of St. Laurent, threatened charges, claims, suits, actions, proceedings or investigations against St. Laurent or any Material Subsidiary by or before any tribunal, federal or state court or administrative agency with respect to any of the above areas which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on St. Laurent; neither St. Laurent nor any Material Subsidiary is a government contractor subject to any obligations imposed by the Office of Federal Contract Compliance Program or any comparable state or local affirmative action agency.

     (h) Financial Statements. The audited consolidated financial statements (including, in each case, any notes thereto) of St. Laurent as at and for the 12-month periods ended December 31, 1998, December 31, 1997 and December 31, 1996 and the unaudited consolidated financial statements for the 9-month period ended September 30, 1999 (the "ST. LAURENT FINANCIAL STATEMENTS") have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) (subject, in the case of such unaudited financial statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material in amount and the absence of certain footnote disclosures), the requirements of applicable Governmental Entities and applicable Securities Legislation; such financial statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of St. Laurent and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material in amount.

     (i) Absence of Undisclosed Liabilities. Except as reflected in the audited financial statements of St. Laurent for the 12-month period ended December 31, 1998, as Publicly Disclosed by St. Laurent or as incurred in the ordinary course of business, neither St. Laurent nor any of its subsidiaries has any liabilities or obligations of any nature
          (absolute, accrued, contingent or otherwise), which, either individually or in the aggregate, are material in amount to St. Laurent and its subsidiaries taken as a whole.

     (j) Books and Records. The books, records and accounts of St. Laurent and its subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of St. Laurent and its subsidiaries and (iii) fairly reflect the basis for the consolidated financial statements of St. Laurent. St. Laurent has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

     (k) Litigation, Etc. Except as Publicly Disclosed by St. Laurent, there is currently no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of St. Laurent, threatened against or affecting St. Laurent or any Material Subsidiary before any court or Governmental Entity that, could reasonably be expected to have a Material Adverse Effect on St. Laurent, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither St. Laurent nor any Material Subsidiary, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on St. Laurent or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

     (l) Environmental. Except for any matters that, individually or in the aggregate, would not have a Material Adverse Effect on St. Laurent:

          (i) all operations of St. Laurent and its subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

          (ii) St. Laurent and its subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, licenses, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted (collectively the "ENVIRONMENTAL PERMITS");

         (iii) neither St. Laurent nor any subsidiary is subject to:

               (A) any non-compliance with Environmental Laws which requires or, to the knowledge of St. Laurent, may, require any work, repairs, construction, change in business practices or operations, or expenditures, including capital expenditures for facility upgrades, environmental investigation and remediation expenditures, or any other such expenditures;

               (B) any written demand or written notice with respect to the breach of or potential liability under any Environmental Laws or Environmental Permits by St. Laurent or any subsidiary, including but not limited to any regulations respecting the use, generation, release, storage, treatment, transportation or disposition (including disposal or arranging for disposal) of Hazardous Substances;

               (C) any written demand or written notice with respect to potential liability, by contract or under Environmental Laws relating to St. Laurent or any current or, any former subsidiary or, to the knowledge of St. Laurent, any of their respective predecessor entities, divisions or any formerly owned, leased or operated properties or assets of the foregoing, including potential liability with respect to the presence, generation, storage, treatment, release or discharge of Hazardous Substances; or

               (D) any changes in the terms or conditions of any Environmental Permits or any renewal, modification, revocation, reissuance, alteration, transfer or amendment of such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated hereby or the continuation of business of St. Laurent or any subsidiaries following such consummation;

               (E) any non-compliance with Environmental Laws pertaining to underground storage tanks, asbestos containing materials, or regulated levels of polychlorinated biphenols existing at any of the facilities owned or operated by St. Laurent or any subsidiary; and

         (iv) with respect to such businesses and operations, neither St. Laurent nor its subsidiaries have at any time given any written undertakings with respect to remedying any breach or liability under Environmental Laws or Environmental Permits which are required to have been performed and have not been duly performed.

     (m)  Tax Matters.

          (i) St. Laurent and each of its Material Subsidiaries have duly and timely filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and St. Laurent's most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. St. Laurent and each of its Material Subsidiaries have made adequate provision in accordance with generally accepted accounting principles in their books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements.

          (ii) Neither St. Laurent nor any Material Subsidiary has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by Revenue Canada, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above and no waivers of statutes of limitations have been given or requested with respect to St. Laurent or any Material Subsidiary. All Tax Returns of St. Laurent and the Material Subsidiaries for income taxes have been examined by applicable Government Entities for all fiscal years up to and including the fiscal year ended December 31, 1995 (Canada). To the best of the knowledge of St. Laurent, there are no proposed in writing (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted in writing. No Tax liens have been filed for material amounts of Taxes other than for Taxes not yet due and payable. Neither St. Laurent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "CODE"). Neither St. Laurent nor any of its subsidiaries is party to any agreement providing for the allocation or payment of Tax liabilities or payment for Tax benefits. St. Laurent has not made an election under Section 897(i) of the Code to be treated as a domestic corporation for purposes of Sections 897, 1445 and 6039C of the Code. St. Laurent is not, nor ever been, a "United States real property holding company" within the meaning of Section 897(c)(2) of the Code. To the extent that the classification of a St. Laurent subsidiary is relevant for U.S. federal income tax purposes, such subsidiary is treated as a corporation for purposes of the Code. Neither St. Laurent nor any of its subsidiaries is engaged in a trade or business or has a permanent establishment in a country other than the country in which such entity is formed or organized.

         (iii) "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, employment insurance premiums, excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing. For purposes of this Section 3.1(m) the term "material amount of Taxes" shall mean an amount of Taxes that is material to St. Laurent and its subsidiaries taken as a whole.

          (iv) St. Laurent and each of its Material Subsidiaries have withheld from each payment made to any of their respective present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Income Tax
               Act (Canada) all amounts of Taxes required by law, and have remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority to the extent that the failure to do so would, individually or in the aggregate, have a Material Adverse Effect on St. Laurent. St. Laurent and each of its subsidiaries have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable in respect of their employees and have or will have remitted such amounts to the proper taxing authority within the time required by applicable law, to the extent that the failure to do so would, individually or in the aggregate, have a Material Adverse Effect on St. Laurent. St. Laurent and each of its subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by applicable law (including Part IX of the Excise Tax Act (Canada) or the retail sales tax legislation of any province of Canada) on any sales, supply or delivery whatsoever, made by St. Laurent or any Material Subsidiary, to the extent that the failure to do so would, individually or in the aggregate, have a Material Adverse Effect on St. Laurent.

     (n)  Pension and Employee Benefits.

          (i) St. Laurent has delivered to SSCC a true and complete list as of the date hereof of each material "employee pension benefit plan" (as such term is defined in Section 3(2) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA")), material "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA), severance agreement, bonus, stock option, stock purchase, or other incentive plan (including any equity or equity-based plan), deferred compensation plan, salary reduction agreement, or any other material benefit plan, policy, program or arrangement, with respect to any employee, former employee, to the extent applicable, director or any beneficiary or dependent thereof (including any "employee pension or benefit plan", as defined in Section 3(3) of ERISA), maintained by St. Laurent or a Material Subsidiary (collectively referred to as the "ST. LAURENT PLANS"). The St. Laurent Disclosure Letter states which of the St. Laurent Plans intend to constitute "employee pension benefit plans" (as defined in Section 3(2) of ERISA) or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA).

          (ii) To the knowledge of St. Laurent, no step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any St. Laurent Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of St. Laurent, threatened in respect of any of the St. Laurent Plans or their assets which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect on St. Laurent.

         (iii) St. Laurent has made available to SSCC true, correct and complete copies of all of the St. Laurent Plans as amended (or, in the case of any unwritten St. Laurent Plan, a description thereof) together with actuarial reports and applicable audited financial statements, and the most recent determination letter from the U.S. Internal Revenue Service or other applicable Governmental Entity. St. Laurent has made available to SSCC a true and complete copy of the most recent Annual Report on Form 5500 and accompanying schedules filed with the United States Internal Revenue Service with respect to each St. Laurent Plan in respect of which such a report was required. Except as specifically provided in the foregoing documents delivered to SSCC, there are no material amendments to any St. Laurent Plan that have been adopted or approved nor has St. Laurent undertaken to make any such amendments or to adopt or approve any new Plan.

          (iv) All of the St. Laurent Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between St. Laurent and/or a subsidiary, as the case may be, and their respective employees. To the knowledge of St. Laurent, no fact or circumstance exists that could adversely affect the existing tax status of a St. Laurent Plan.

          (v) All material contributions or other amounts required to be paid by St. Laurent as of the Effective Time by applicable Law or the terms of a St. Laurent Plan with respect of current or prior plan years will have been paid or accrued by the Effective Time. All contributions, payments, premiums, expenses, B-20 reimbursements or accruals for all periods ending prior to or as of the Effective Time for each St. Laurent Plan (including periods from the first day of the then current plan year to the Effective Time) shall have been made or accrued on St. Laurent's financial statements (in accordance with generally applied accounting principles, including FAS 87, 88, 106 and 112), and each such St. Laurent Plan otherwise does not have nor could have any unfunded liability (including benefit liabilities as defined in Section 4001(a)(16) of ERISA) or unfunded actuarial liabilities or solvency deficiencies within the meaning of the Quebec Supplemental Pension Plans Act which is not reflected on financial statements, except where the failure to do so would not individually or in the aggregate be material in amount. The same shall be true for all periods ending as of the Effective Time for each St. Laurent Plan.

          (vi) To the knowledge of St. Laurent and other than as Publicly Disclosed by St. Laurent, each St. Laurent Plan, as the case may be, has no accumulated funding deficiency, and as of the date hereof, no notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by St. Laurent or its subsidiaries from any such regulatory authority.

         (vii) All St. Laurent Plans intended to be tax-qualified in the United States have been the subject of determination letters from the United States Internal Revenue Service to the effect that such St. Laurent Plans are qualified and exempt from United States Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of St. Laurent, has revocation been threatened, nor has any such St. Laurent Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification and, to the knowledge of St. Laurent, nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan.

        (viii) Except as set forth in the St. Laurent Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement or the Arrangement by any employee, officer or director of St. Laurent or any of its affiliates who is a "disqualified individual" (as such term is defined in Code
               Section 280G(i)) under any employment, severance or termination agreement, other compensation arrangement or St. Laurent Plan currently in effect will fail to be deductible for United States federal income tax purposes by virtue of Section 280G of the Code.

          (ix) No St. Laurent Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "multiple employer plan"). Neither St. Laurent nor any of its ERISA Affiliates (as defined below) has (1) at any time during the last six years, contributed to or been obligated to contribute to any multiemployer pension plan or multiple employer plan, or (2) incurred any withdrawal liability to a multiemployer pension plan as a result of a complete or partial withdrawal from such multiemployer pension plan that has not been satisfied in full. There does not now exist, nor, to the knowledge of St. Laurent, do any circumstances exist that could result in, any liability that would be a liability of St. Laurent following the Effective Time under Section 4971 of the Code, or as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code which could have a Material Adverse Effect on St. Laurent. For purposes of this Agreement, "ERISA AFFILIATE" shall mean St. Laurent and any trade or business which is under common control or which is treated as a single employer with St. Laurent under
               Section 414(b) or (c) of the Code.

          (x) St. Laurent has identified in the St. Laurent Disclosure Letter and has made available to SSCC true and complete copies of (1) all material severance and employment agreements with directors, executive officers, key employees or consultants of St. Laurent;
               (2) all material severance programs and policies of St. Laurent with or relating to its employees; and (3) all material plans, programs, agreements and other arrangements of St. Laurent with or relating to its employees, directors or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment or profit (including severance, unemployment compensation, golden parachute or otherwise) becoming due or increased to any director, employee or consultant of St. Laurent or an Affiliate from SSCC, St. Laurent or an Affiliate under any St. Laurent Plan or otherwise, (B) increase any benefits otherwise payable under any St. Laurent Plan or (C) result in any acceleration of the time of payment or vesting of any compensation or benefits. No individual who is a party to an employment or change of control agreement listed in the St. Laurent Disclosure Letter with St. Laurent has terminated employment or been terminated.

          (xi) No St. Laurent Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of St. Laurent beyond their retirement or other termination of service, other than benefits as accrued as liabilities on the books of St. Laurent.

         (xii) To the knowledge of St. Laurent, with respect to each St. Laurent Plan, no Person: (A) has entered into any "prohibited transaction," as such term is defined in ERISA or the Code and the regulations, administrative rulings and case law thereunder that is not exempt under Code Section 4975 or ERISA Section 408 (or any administrative class exemption issued thereunder); (B) has breached a fiduciary obligation or violated Sections 402, 403, 405, 503, 510 or 511 of ERISA; (C) has any liability for any failure to act or comply in connection with the administration or investment of the assets of such plans; or (D) has engaged in any transaction or otherwise acted with respect to such plans in such a manner which could subject SSCC, St. Laurent or any employee of St. Laurent to liability under Section 409 or 502 of ERISA or Sections 4972 or 4976 through 4980B of the Code and where such event would have a Material Adverse Effect on St. Laurent.

        (xiii) Each St. Laurent Plan may be amended, terminated, modified or otherwise revised by St. Laurent, as provided in St. Laurent Plan, other than benefits protected under Section 411(d) of the Code, on and after the Effective Time, and except as limited by any collective bargaining agreement.

     (o) Reports. St. Laurent has filed with the QSC, the OSC and the SEC true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it with such entities (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "ST. LAURENT DOCUMENTS"). The St. Laurent Documents at the time filed (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and
          (ii) complied in all material respects with the requirements of applicable Securities Legislation. St. Laurent has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential. No Material Subsidiary is required to file any form, report or other document with the QSC, the OSC or the SEC.

     (p) Compliance with Laws. Except as Publicly Disclosed by St. Laurent, St. Laurent and its Material Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent. Without limiting the generality of the foregoing, all securities of St. Laurent (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Legislation and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable Securities Legislation.

     (q) Restrictions on Business Activities. Except as Publicly Disclosed by St. Laurent, there is no agreement, judgment, injunction, order or decree binding upon St. Laurent or any Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of St. Laurent or any Material Subsidiary, any acquisition of property by St. Laurent or any Material Subsidiary or the conduct of business by St. Laurent or any Material Subsidiary as currently conducted other than prohibitions, restrictions or impairment which would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent.

     (r)  Intellectual Property.

          (i) St. Laurent and its Material Subsidiaries own, or are licensed or otherwise possess, legally enforceable rights and are otherwise legally entitled to use, all patents, trade secrets, trademarks, trade names, service marks, copyrights and mask works, all applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of St. Laurent and its subsidiaries as currently conducted (the "ST. LAURENT INTELLECTUAL PROPERTY RIGHTS") except to the extent that the failure to have such rights would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on St. Laurent.

          (ii) To the knowledge of St. Laurent, neither St. Laurent nor any of its Material Subsidiaries is or will be as a result of the execution and delivery of this Agreement, or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the St. Laurent Intellectual Property Rights or any license, sublicense or other agreement pursuant to which St. Laurent or any of its subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software, which are used in the manufacture of, incorporated in, or form a part of any product of St. Laurent or any of its subsidiaries, except for breaches which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on St. Laurent.

         (iii) All patents, registered and common law trademarks, service marks and copyrights held by St. Laurent or any of its Material Subsidiaries which are material to the business of St. Laurent and its Material Subsidiaries are valid and enforceable. Neither St. Laurent nor any of its Material Subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patent, trade secret, trademark, service mark or copyright or the violation of any trade secret or other proprietary right of any third party or (ii) has any knowledge that the manufacturing, importation, marketing, licensing, sale, offer for sale, or use of any of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on St. Laurent.

     (s) Insurance. St. Laurent has policies of insurance in force as of the date hereof naming St. Laurent and/or its subsidiaries, as the case may be, as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, St. Laurent believes are reasonable, except where failure to have such insurance policies would not, individually or in the aggregate, have a Material Adverse Effect on St. Laurent.

     (t) Property. Except as Publicly Disclosed by St. Laurent, each of St. Laurent and its Material Subsidiaries has good and marketable title to all of their respective properties and assets (real and personal, tangible and intangible, including leasehold interest, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by St. Laurent or its Material Subsidiaries) including all the properties and assets reflected in the balance sheets forming part of the St. Laurent Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of their businesses, necessary to permit the operation of their businesses as presently owned and conducted, in each case subject to no Lien except for Permitted Liens and as is reflected in the balance sheets forming part of the audited financial statements of St. Laurent for the 12-month period ended December 31, 1998, except where the failure to have such title, individually, or in the aggregate, would not have a Material Adverse Effect on St. Laurent.

     (u) Licences, Etc. St. Laurent and each Material Subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on St. Laurent. As of the date hereof, all of the permits are in full force and effect and no violation, suspension or cancellation of any of the Permits is pending or, to the knowledge of St. Laurent threatened, except where not being in full force and effect or the violation, suspension or cancellation of such permits, individually or in the aggregate, would not have a Material Adverse Effect on St. Laurent.

     (v) Registration Rights. No holder of securities issued by St. Laurent has any right to compel St. Laurent to register or otherwise qualify such securities for public sale in Canada or the United States.

     (w) Certain Business Practices. To the knowledge of St. Laurent, none of St. Laurent, any of its subsidiaries or any directors, officers, agents or employees of St. Laurent or any of its subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or
          (iii) made any other unlawful payment, except for such matters which would not individually or in the aggregate have a Material Adverse Effect on St. Laurent.

     (x) Material Contracts. Each agreement, contract or arrangement which is material to the business or operations of St. Laurent and its subsidiaries taken as a whole (a "MATERIAL CONTRACT") is valid and binding on St. Laurent (or, to the extent a subsidiary of St. Laurent is a party, such subsidiary) and is in full force and effect, and St. Laurent and each subsidiary have performed in all material respects all material obligations required to be performed by them under each Material Contract, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on St. Laurent.

SECTION 3.2  REPRESENTATIONS AND WARRANTIES OF THE SSCC PARTIES.

(1) The SSCC Parties, on a solidary basis, represent and warrant as of February 23, 2000 (or as the date hereof with respect to Section 3.2(1)(c)(i) or with respect to any representation and warranty concerning 3701174) to and in favour of St. Laurent as follows and acknowledge that St. Laurent is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

     (a) Organization. Each of the SSCC Parties and the SSCC Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. Each of the SSCC and the SSCC Material Subsidiaries are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. All of the outstanding shares of capital stock and other ownership interests of SSCC's subsidiaries which are held directly or indirectly by SSCC are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by SSCC, free and clear of all Liens. Except as set forth in the SSCC Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the SSCC Material Subsidiaries.

     (b) Capitalization. The authorized capital of SSCC consists of 400 million common shares and 25 million preferred shares. As of February 18,
          2000, there were 218,183,007 SSCC Common Shares issued and outstanding. Except for employee stock options pursuant to employee compensation plans or as Publicly Disclosed by SSCC or the SSCC
          Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating SSCC to issue or sell any shares or securities or obligations of any kind convertible into or exchangeable for any shares of SSCC. All outstanding SSCC Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, and, subject to the SSCC Disclosure Letter, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of SSCC having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the SSCC Common Shares on any matter. Other than under employee stock option plans or Publicly Disclosed by SSCC or in the SSCC Disclosure Letter, there are no outstanding contractual obligations of SSCC to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the SSCC Material Subsidiaries.

     (c)  Authority and No Violation.

          (i) Each of the SSCC Parties has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the SSCC Parties and the consummation by each of the SSCC Parties of the transactions contemplated by this Agreement have been duly authorized by its respective Board of Directors and no other corporate proceedings (including a vote or approval by the shareholders) on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

          (ii) This Agreement has been duly executed and delivered by each of the SSCC Parties and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

          (iii) Except as set forth in the SSCC Disclosure Letter, the approval of this Agreement, the execution and delivery by each of the SSCC Parties of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

                 (A) result in a violation or breach of, require any consent, vote or approval to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

                      (I) its or any SSCC Material Subsidiary's certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any SSCC Material Subsidiary;

                      (II) subject to obtaining the Appropriate Regulatory Approvals relating to the SSCC Parties, any Laws, judgment or decree applicable to the SSCC Parties or any of the SSCC Material Subsidiaries or by which any property or assets of the SSCC Parties or any of the SSCC Material Subsidiaries is bound or affected, except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on SSCC; or

                      (III) subject  to  obtaining  the  Appropriate  Regulatory
                            Approvals relating to the SSCC Parties and except as would not, individually or in the aggregate, have a Material Adverse Effect on SSCC or a SSCC Material Subsidiary, any material contract, agreement, license, franchise or permit to which SSCC or any SSCC Material Subsidiary is a party or by which SSCC or any SSCC Material Subsidiary, or any property or asset of SSCC or any SSCC Material Subsidiary is bound or is subject or is the beneficiary;

                 (B) give rise to any right of termination or acceleration of indebtedness of any SSCC Party or any SSCC Material Subsidiary, or cause such indebtedness to come due before its stated maturity or cause any available credit of any SSCC Party or any SSCC Material Subsidiary to cease to be available; or

                 (C) except as would not, individually or in the aggregate, have a Material Adverse Effect on SSCC, result in the imposition of any Lien upon any of its assets or the assets of any SSCC Material Subsidiary, or restrict, hinder, impair or limit the ability of any SSCC Party or any SSCC Material Subsidiary to carry on the business as and where it is now being carried on.

          (iv) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by any of the SSCC Parties or the SSCC Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by any of the SSCC Parties of the transactions contemplated hereby other than (A) the Appropriate Regulatory Approvals relating to the SSCC Parties, and (B) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on SSCC.

     (d) Absence of Certain Changes or Events. Except as Publicly Disclosed by SSCC, since December 31, 1998 through to the date hereof each of the SSCC Parties and each SSCC Material Subsidiary has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

          (i)  a Material Adverse Change with respect to SSCC;

          (ii) any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made;

         (iii) any    resolution   to   approve   a   split,    combination   or
               reclassification of the SSCC Common Shares; or

          (iv) any material change in its accounting methods, principles or practices.

     (e) Financial Statements. The audited consolidated financial statements (including any notes thereto) of SSCC for the year ended December 31, 1998 and the unaudited consolidated financial statements for the 9-month period ended September 30, 1999 have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) (subject, in the case of such unaudited financial statements to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material in amount and the absence of certain footnote disclosures), the requirements of applicable Governmental Entities and applicable Securities Legislation; such financial statements present fairly, in all material respects, the consolidated financial position, results of operations and cash-flows of SSCC and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material in amount.

     (f) Absence of Undisclosed Liabilities. Except as disclosed in the SSCC Financial Statements, or as Publicly Disclosed by SSCC or as incurred in the ordinary course of business, neither SSCC nor any of the SSCC Material Subsidiaries has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which either individually or in the aggregate, are material in amount to SSCC and the SSCC Material Subsidiaries taken as a whole.

     (g) Reports. SSCC and each SSCC Material Subsidiary has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements (the "SEC REPORTS") required to be filed by SSCC and each SSCC Material Subsidiary with the SEC since December 31, 1998. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act or the 1933 Act and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

     (h)  SSCC Common  Shares.  The SSCC Common Shares to be issued  pursuant to the Arrangement or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by SSCC on their respective dates of issue as fully paid and non-assessable shares.

     (i) Compliance with Laws. Except as disclosed in the SSCC Disclosure Letter or Publicly Disclosed by SSCC, SSCC and the SSCC Material Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on SSCC. Without limiting the generality of the foregoing, all securities of SSCC (including all options, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects with all applicable Securities Legislation and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable Securities Legislation.

     (j) Litigation, Etc. Except as disclosed in the SSCC Disclosure Letter or Publicly Disclosed by SSCC, there is currently no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of SSCC, threatened against or affecting SSCC or any SSCC Material Subsidiary before any court or Governmental Entity that, could reasonably be expected to have a Material Adverse Effect on SSCC, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither SSCC nor any SSCC Material Subsidiary, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on SSCC or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

     (k) Information Supplied. Neither the information supplied or to be supplied in writing by or on behalf of any SSCC Party for inclusion, nor the information incorporated by reference from documents filed by a SSCC Party with the SEC, in the Circular or any other document to be filed by any SSCC Party or St. Laurent with the SEC or any other Governmental Entity in connection with the transactions contemplated hereby will, on the date of its filing, or, with respect to the Circular, as of the date it is mailed to the holders of the St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs and as of the date of the St. Laurent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 3.3  SURVIVAL.

     For greater certainty, the representations and warranties of St. Laurent and each SSCC Party contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with Section 6.3 and the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

                                    ARTICLE 4

                                    COVENANTS

SECTION 4.1  RETENTION OF GOODWILL.

     During the Pre-Effective Date Period, St. Laurent will continue to carry on the business of St. Laurent and its subsidiaries in a manner consistent with prior practice, using all reasonable efforts to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

SECTION 4.2  MATERIAL COMMITMENTS.

     Subject to applicable Law and the other provisions of this Agreement, during the Pre-Effective Date Period, St. Laurent and its subsidiaries will consult on an ongoing basis with senior officers of SSCC in order that the representatives of SSCC will become more familiar with the philosophy and techniques of St. Laurent and its subsidiaries, as well as with their business and financial affairs and in order to provide experience as a basis for ongoing relationships following the Effective Date.

SECTION 4.3  COVENANTS OF ST. LAURENT.

(1) St. Laurent covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except
     (i) with the consent of SSCC on behalf of the SSCC Parties to any deviation therefrom, which consent shall not be unreasonably withheld; (ii) with respect to any matters which were disclosed in the St. Laurent Disclosure Letter; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of St. Laurent and SSCC contemplated hereby, St. Laurent will, and will cause its subsidiaries to:

     (a) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

     (b) not commence to undertake a substantial expansion of its business facilities that is out of the ordinary and regular course of business;

     (c) not split, combine or reclassify any of the outstanding shares of St. Laurent nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of St. Laurent;

     (d) not amend the articles or by-laws of St. Laurent or materially amend the articles or by-laws of any subsidiary;

     (e) not sell, pledge, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (a) transactions between two or more wholly-owned St. Laurent subsidiaries or between a wholly-owned subsidiary of St. Laurent and St. Laurent;
          (b) the issuance of St. Laurent Common Shares pursuant to fully vested St. Laurent Options or pursuant to the exercise of St. Laurent RSUs granted prior to the date hereof; and (c) the purchase of St. Laurent Common Shares with respect to the St. Laurent Directors' Stock Option and Purchase Plan, the St. Laurent Employee Share Purchase Plan (Canada) and/or the St. Laurent subsidiary Stock Purchase Plan (U.S.);

     (f) not, whether through its Board of Directors or otherwise, accelerate the vesting of any unvested St. Laurent Options or accelerate the release of, or the expiry date of any hold period relating to, any St. Laurent Common Shares held in the St. Laurent Share Purchase Plans, or otherwise amend, vary or modify such plans or such other plans relating to the Options;

     (g) not reorganize, amalgamate or merge St. Laurent or any of its subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned St. Laurent subsidiaries or between a wholly-owned subsidiary of St. Laurent and St. Laurent);

     (h) except with respect to the sale of assets of St. Laurent or any subsidiary in the ordinary and regular course of business, not sell, pledge, hypothecate, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned St. Laurent subsidiaries or between a wholly-owned subsidiary of St. Laurent and St. Laurent) or create or cause to be created any Lien, except in the ordinary and regular course of business;

     (i) not guarantee the payment of material indebtedness of Persons other than its subsidiaries or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business;

     (j) carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on St. Laurent or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

     (k)  not, and cause each of its subsidiaries not:

          (i) other than in the usual, ordinary and regular course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or

          (ii) other than in the usual, ordinary and regular course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

     (l) subject to Section 4.3(1)(o), not, except in the ordinary and regular course of business: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in St. Laurent Financial Statements or disclosed in the St. Laurent Disclosure Letter, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

     (m) use its reasonable commercial efforts (or cause each of its subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

     (n) except for the settlement or compromise amounts which represent not more than $1,000,000 in the aggregate, not, and will cause its subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

     (o) except where disclosure would violate any confidentiality arrangements or result in the loss of any client/solicitation privilege, keep SSCC fully informed as to the status of the discussions or any developments concerning the matters referred to in Section 3.1(1)(l)(i) of the St. Laurent Disclosure Letter and not to settle or compromise any penalty or fine imposed by a Governmental Entity in connection therewith except for the settlement or compromise in respect of which St. Laurent and its subsidiaries, as the case may be, shall have been indemnified;

     (p) not, and will cause its subsidiaries not to, enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on St. Laurent;

     (q) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course and not, in any event, exceeding by $12 million, individually or in the aggregate those set forth in the St. Laurent Disclosure Letter;

     (r) not make any changes to existing accounting practices relating to St. Laurent or any subsidiary except as required by Law or required by generally accepted accounting principles or make any material Tax election or file any Tax return inconsistent with past practice; and

     (s)  promptly advise SSCC in writing:

          (i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of St. Laurent contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

          (ii) of any Material Adverse Change in respect of St. Laurent; and

         (iii) of any material breach by St. Laurent of any covenant or agreement contained in this Agreement.

(2) St. Laurent shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by St. Laurent or any of its subsidiaries under this Agreement, co-operate with SSCC in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, St. Laurent shall and where appropriate shall cause its subsidiaries to:

     (a) use all reasonable efforts to obtain the approvals of St. Laurent Securityholders to the Arrangement including, by including in the Circular the unanimous recommendation of the disinterested directors of St. Laurent that St. Laurent Securityholders vote in favour of the Arrangement Resolution, subject, however, to the exercise by the Board of Directors of St. Laurent of its fiduciary duties as provided herein;

     (b) waive the application of the provisions of the St. Laurent Rights Plan (including the separation of the rights thereunder) with respect to the transactions contemplated by the Arrangement;

     (c) apply for and use all reasonable best efforts to obtain all Appropriate Regulatory Approvals relating to St. Laurent or any of its subsidiaries and, in doing so, to keep SSCC reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to,
          providing   SSCC  with   copies  of  all  related   applications   and
          notifications, in draft form, in order for SSCC to provide its reasonable comments;

     (d) apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

     (e) use its reasonable best efforts to defend and in defending all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

     (f) use its reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

     (g)  effect  all  necessary  registrations,   filings  and  submissions  of
          information required by Governmental Entities from St. Laurent or any of its subsidiaries;

     (h) use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by St. Laurent or a subsidiary from other parties to loan agreements, leases or other contracts; and

     (i) use its reasonable efforts to ensure that St. Laurent's affiliates (as defined in and for the purposes of Rule 145 under the 1933 Act) execute and deliver to SSCC, on or prior to the Effective Date, an Affiliate's Letter.

     St. Laurent agrees to provide, and will cause its subsidiaries and will use its reasonable efforts to cause its and their respective officers, employees, advisors and representatives to provide, all necessary cooperation in connection with (i) the arrangement of any financing by the SSCC Parties to be consummated in connection with the transactions contemplated by this Agreement, (ii) any amendments or waivers required under SSCC's existing credit facilities and (iii) a reorganization (whether by merger, asset or stock transfer or amalgamation) of St. Laurent and its subsidiaries made or implemented at the request of the SSCC Parties to satisfy financing requirements and to effect tax and other efficiencies for the SSCC Parties (and St. Laurent and its subsidiaries assuming the consummation of the Arrangement), on or prior to the Effective Time; provided, however, (A) prior to any such reorganization, SSCC and St. Laurent shall agree upon the terms of an indemnity agreement in favor of St. Laurent and its subsidiaries indemnifying St. Laurent and its subsidiaries in the event the Arrangement is not consummated from any losses, costs or expenses incurred by St. Laurent or any of its subsidiaries which would not have been so incurred but for the reorganization and (B) any transactions effected pursuant to such reorganization shall not be covered by St. Laurent's representations and warranties contained in Article 3 of this Agreement or St. Laurent's other covenants contained in Article 4 of this Agreement or otherwise expand St. Laurent's liability under this Agreement.

SECTION 4.4  COVENANTS OF THE SSCC PARTIES.

(1) Each of the SSCC Parties hereby on a solidary basis covenants and agrees (and, if applicable, will cause its subsidiaries):

     (a) to perform all obligations required or desirable to be performed by it under this Agreement, to co-operate with St. Laurent in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

          (i) apply for and use all reasonable best efforts to obtain all Appropriate Regulatory Approvals relating to the SSCC Parties, and, in doing so, to keep St. Laurent reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing St. Laurent with copies of all related applications and notifications, in draft form, in order for St. Laurent to provide its reasonable comments;

          (ii) use its reasonable best efforts to defend and in defending all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

         (iii) use all reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to the SSCC Parties which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

          (iv) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the SSCC Parties or their subsidiaries; and

          (v) cause SSCC to reserve a sufficient number of SSCC Common Shares for issuance upon the completion of the Arrangement and the exercise from time to time of Replacement Options;

     (b) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on SSCC or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

     (c) in connection with the consummation of the transactions contemplated hereby and by the Arrangement, use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by SSCC or a subsidiary of SSCC from other parties to loan agreements, leases or other contracts and take all reasonable steps to obtain the financing necessary to pay the cash portion of the Exchange Consideration; and

     (d) until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of St. Laurent to any deviation therefrom, which shall not be unreasonably withheld; (ii) with respect to any matters which were disclosed by SSCC to St. Laurent in writing in the SSCC Disclosure Letter; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of St. Laurent and SSCC contemplated hereby, SSCC will:

          (i) not split, combine or reclassify any of the outstanding shares of SSCC nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of SSCC;

          (ii) promptly advise St. Laurent in writing:

               (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of SSCC contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

               (B)  of any Material Adverse Change in respect of SSCC; and

               (C) of any material breach by SSCC of any covenant or agreement contained in this Agreement;

         (iii) not make any changes to existing accounting practices related to SSCC except as required by a change in United States generally accepted accounting practice or by applicable Law; and

          (iv) not reorganize, amalgamate, or merge SSCC with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition would result in SSCC's financing commitment for the Arrangement being terminated or withdrawn and not being replaced.

SECTION 4.5  COVENANTS REGARDING NON-SOLICITATION.

(1) Except as expressly provided herein, St. Laurent shall not, directly or indirectly, and shall use its best efforts to cause its representatives not to, (a) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in a manner adverse to SSCC the approval of the Board of Directors of St. Laurent of the transactions contemplated hereby, (d) approve or recommend any Acquisition Proposal or (e) enter into any agreement, arrangement or understanding related to any Acquisition Proposal. Notwithstanding the preceding part of this Section 4.5(1) and any other provision of this Agreement but subject to the provisions of Section 4.5(2), nothing shall prevent the Board of Directors of St. Laurent prior to the issuance of the Final Order from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.5(3), regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 4.5 and that the Board of Directors of St. Laurent determines in good faith, after consultation with financial advisors and outside counsel, is reasonably likely to result in a Superior Proposal; provided, however, that prior to taking such action, the Board of Directors must receive written opinion of outside counsel that it is appropriate that the Board of Directors of St. Laurent take such action in order to discharge properly its fiduciary duties. St. Laurent shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order. St. Laurent shall, and shall cause the officers, directors, employees, representatives and agents of St. Laurent and its subsidiaries to, cease immediately all discussions and negotiations regarding any
     proposal   received   prior  to  the  execution  of  this   Agreement  that
     constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

(2) St. Laurent shall promptly notify SSCC, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to St. Laurent or any Material Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of St. Laurent or any Material Subsidiary by any Person that informs St. Laurent or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal (including a copy of any written proposal), and the identity of the Person making such proposal, inquiry or contact. St. Laurent shall (i) keep SSCC fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry and (ii) provide to SSCC as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to St. Laurent or any Material Subsidiary from any Person in connection with any Acquisition Proposal sent or provided by St. Laurent to any Person in connection with any Acquisition Proposal. SSCC shall treat any documents received pursuant to this Section 4.5(2) as confidential information in accordance with the provisions of the Confidentiality Agreements.

(3) If St. Laurent receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and St. Laurent is permitted, as contemplated under the second sentence of
     Section 4.5(1), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Board of Directors of St. Laurent may, subject to the execution by such Person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreements, provide such Person with access to information regarding St. Laurent; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal (but not any material amendment thereto, which shall be treated for the purposes hereof as a new Acquisition Proposal) and provided further that St. Laurent sends a copy of any such confidentiality agreement to SSCC promptly upon its execution and SSCC is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(4) St. Laurent shall ensure that its officers, directors and senior employees and its subsidiaries and their officers, directors and senior employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 4.5, and it shall be responsible for any breach of this Section 4.5 by its officers, directors, employees, financial advisors or other advisors or representatives.

(5) Notwithstanding Section 4.5(1)(c), the Board of Directors of St. Laurent may withdraw or modify in a manner adverse to SSCC the approval of the Board of Directors of St. Laurent of the transactions contemplated hereby if a Specified SSCC Event has occurred and is continuing.

SECTION 4.6  NOTICE BY ST. LAURENT OF SUPERIOR PROPOSAL DETERMINATION.

(1) Provided that the provisions of Section 4.5(1) and Section 4.5(2) are complied with, St. Laurent may accept, approve, recommend or enter into any agreement in respect of a Superior Proposal if, and only if, (i) it has provided SSCC with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the later of the date SSCC received written notice advising SSCC that St. Laurent's Board of Directors has resolved, subject only to compliance with this Section 4.6 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and the date SSCC received a copy of such Superior Proposal and
     (iii) it has previously or concurrently will have (A) paid to SSCC the break fee, if any, payable under Section 6.4 and (B) terminated this Agreement pursuant to Section 6.3. Any information provided by St. Laurent to SSCC pursuant to this Section 4.6 or pursuant to Section 4.5 shall constitute "Information" under Section 4.7(2).

(2) During such five Business Day period, St. Laurent agrees that SSCC shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of St. Laurent will review any offer by SSCC to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether SSCC's offer upon acceptance by St. Laurent would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of St. Laurent so determines, it will enter into an amended agreement with SSCC reflecting SSCC's amended proposal. If the Board of Directors of St. Laurent continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects SSCC's amended proposal, St. Laurent may terminate this Agreement pursuant to Section 6.3(3)(d); provided, however, that St. Laurent must concurrently pay or cause to be paid to SSCC the break fee, if any, payable to SSCC under Section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such Acquisition Proposal. St. Laurent acknowledges and agrees that payment of the break fee, if any, payable under Section 6.4 is a condition to valid termination of this Agreement under Section 6.3(3)(d) and this Section 4.6.

(3) St. Laurent also acknowledges and agrees that each successive modification relating to an increase in the consideration offered or any other material provision of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (ii) of this Section
     4.6 to initiate an additional five Business Day notice period.

SECTION 4.7  ACCESS TO INFORMATION.

(1) Subject to Section 4.7(2) and Section 4.7(3) and applicable Laws, upon reasonable notice, St. Laurent shall (and shall cause each of its subsidiaries to) afford SSCC's officers, employees, counsel, accountants and other authorized representatives and advisors ("REPRESENTATIVES") access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, St. Laurent shall (and shall cause each of its subsidiaries to) furnish promptly to SSCC all information concerning St. Laurent's business, properties and personnel as SSCC may reasonably request. Subject to Section 4.7(2) and Section 4.7(3) and applicable Laws, as part of such investigation, SSCC and SSCC's Representatives may make inquiries of customers of St. Laurent and its Material Subsidiaries; provided, however, SSCC and SSCC's Representatives shall not contact any such customers without the prior written consent of St. Laurent which consent may be withheld by St. Laurent in its sole and absolute discretion and St. Laurent shall have the opportunity to participate in any such inquiries. Subject to Section 4.7(2) and Section 4.7(3) and applicable laws, upon reasonable notice, SSCC shall afford St. Laurent's Representatives access, upon reasonable notice and during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to such of SSCC's management personnel as SSCC may determine, acting reasonably, and, during such period, SSCC shall furnish promptly to St. Laurent all information respecting material changes in SSCC's business, properties and personnel as St. Laurent may reasonably request. Nothing in this Section 4.7(1) shall require St. Laurent or SSCC, as the case may be, to disclose information subject to a written confidentiality agreement with third parties or customer-specific or competitively sensitive information relating to areas or projects where the other party is in direct competition with it.

(2) In accordance with the Confidentiality Agreements, each of SSCC and St. Laurent acknowledges that certain information provided to it under Section 4.7(1) above will be non-public and/or proprietary in nature (the "INFORMATION"). Except as permitted below, each of SSCC and St. Laurent will keep Information confidential and will not, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement and to assist in arranging the financing necessary to consummate such transactions. Each of SSCC and St. Laurent will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the Representatives of each of SSCC and St. Laurent who require access to the same to assist it in proceeding in good faith with the transactions contemplated by this Agreement and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision shall not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of disclosure by a party or its Representatives; or (ii) become available to a party on a non-confidential basis from a source other than, directly or indirectly, the other party or its Representatives, provided that such source is not to the knowledge of the first party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation; (iii) were known to a party or were in its possession on a non-confidential basis prior to being disclosed to it by the other party or by someone on its behalf; or (iv) are required by applicable Laws or court order to be disclosed. The provisions of this Section 4.7(2) shall survive the termination of this Agreement.

(3) The parties acknowledge that certain Information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Appropriate Regulatory Approvals, (ii) preparing the Circular, (iii) avoiding conflicts, (iv) integrating the operations of SSCC and St. Laurent, and (v) arranging the financing necessary to consummate the transactions contemplated in this Agreement.

(4)  Notwithstanding  any other  provision,  no  investigation  pursuant to this
     Section 4.7 shall affect or be deemed to affect or modify any of the representations and warranties made by St. Laurent in this Agreement, and no such investigation shall entitle SSCC to terminate this Agreement.

SECTION 4.8  CLOSING MATTERS.

     Each of the SSCC Parties and St. Laurent shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

SECTION 4.9  INDEMNIFICATION.

(1) SSCC agrees that, from and after the Effective Time, all rights to indemnification or exculpation now existing in favour of the directors or officers of St. Laurent or any subsidiary as provided in its articles of incorporation or by-laws in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

(2) There shall be maintained in effect, for not less than six years from the Effective Time, coverage equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by St. Laurent or any of its subsidiaries, as the case may be, which, in the aggregate, are no less advantageous, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time; provided, neither SSCC nor any of its subsidiaries shall be required to pay an annual premium in excess of 200% of the last annual premium paid by St. Laurent prior to the date hereof and if SSCC is not able to obtain the insurance required by this Section 4.9, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

SECTION 4.10  RIGHTS PLAN.

     St. Laurent shall not redeem the rights issued under the St. Laurent Rights Plan or terminate the St. Laurent Rights Plan until immediately prior to the Effective Time unless required to do so by a court of competent jurisdiction or any Regulatory Authority.

SECTION 4.11  BENEFITS CONTINUATION, ETC.

(1) Comparable Benefits. In addition to SSCC's obligations pursuant to the next sentence, for not less than one year following the Effective Date, SSCC shall maintain, or shall cause St. Laurent and its subsidiaries to maintain, compensation and employee benefit plans, welfare benefit plans, pension plans and arrangements for employees of St. Laurent and its subsidiaries ("AFFECTED EMPLOYEES") that are, in the aggregate, no less favorable than as provided under the St. Laurent Plans as in effect on the date hereof. Without limiting the generality of the foregoing, for not less than one year following the Effective Date, SSCC shall provide, or cause St. Laurent and its subsidiaries to provide, severance pay and other severance benefits to each Affected Employee as of the Effective Date that are no less favorable than under the St. Laurent Plans as in effect as of the date of this Agreement. Nothing in this Agreement shall be construed as granting to any employee any rights of continuing employment.

(2) Honoring St. Laurent Employee Plans and Accrued Vacation. SSCC shall, or shall cause St. Laurent or its subsidiaries to, honor all St. Laurent Plans and other contractual commitments in effect immediately prior to the Effective Date between St. Laurent or its subsidiaries and Affected Employees or former employees of St. Laurent or its subsidiaries. Without limiting the generality or the foregoing, SSCC shall honor all vacation, holiday, sickness and personal days accrued by Affected Employees and, to the extent applicable, former employees of St. Laurent and its subsidiaries ("FORMER EMPLOYEES") as of the Effective Date.

(3) Participation in Benefit Plans. Employees and, to the extent applicable, Former Employees shall be given credit for all service with St. Laurent and its subsidiaries (or service credited by St. Laurent or such subsidiaries) under all employee benefit plans, welfare benefit plans, pension plans and other arrangements currently maintained by SSCC or any of its subsidiaries in which they are or become participants for purposes of eligibility and vesting to the same extent as if rendered to SSCC or any of its subsidiaries. SSCC shall cause to be waived any pre-existing condition limitation under its employee benefit plans, welfare benefit plans, pension plans and other arrangements that might otherwise apply to an Affected Employee or, to the extent applicable, a Former Employee.

                                    ARTICLE 5

                                   CONDITIONS

SECTION 5.1  MUTUAL CONDITIONS PRECEDENT.

(1) The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of SSCC, on behalf of the SSCC Parties, and St. Laurent:

     (a) the Arrangement shall have been approved at the St. Laurent Meeting by not less than two-thirds or such other percentage as set forth in the Interim Order of the votes cast by the holders of St. Laurent Common Shares who are represented at the St. Laurent Meeting;

     (b) the Arrangement shall have been approved at the St. Laurent Meeting in accordance with any conditions in addition to those set out in Section 5.1(1)(a) which may be imposed by the Interim Order;

     (c) the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of St. Laurent and SSCC, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

     (d) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained;

     (e)  this Agreement shall not have been terminated pursuant to Article 6;

     (f) the Appropriate Regulatory Approvals, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a violation of applicable Law, or would have a Material Adverse Effect on SSCC or St. Laurent, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on SSCC and/or St. Laurent; there shall not be pending any suit, action or proceeding by any Governmental Entity nor shall the parties have been advised by the applicable Governmental Entity that the Government Entity has determined to file a suit, action or proceeding (i) seeking to prohibit or restrict the acquisition by SSCC or 3701174 of any St. Laurent Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from St. Laurent or SSCC any damages that are material in relation to St. Laurent and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by SSCC or any of its subsidiaries of any material portion of the business or assets of St. Laurent or any of its subsidiaries or to compel SSCC or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of St. Laurent and of its subsidiaries, taken as a whole, as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of SSCC or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, any St. Laurent Common
          Shares, including the right to vote the St. Laurent Common Shares purchased by it on all matters properly presented to the shareholders of St. Laurent, (iv) seeking to prohibit SSCC or 3701174 from effectively controlling in any material respect the business or operations of St. Laurent and its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on St. Laurent or SSCC.

SECTION 5.2 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SSCC PARTIES.

(1) The obligations of the SSCC Parties to complete the transactions contemplated by this Agreement shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for the SSCC Parties' exclusive benefit and may be waived by SSCC on behalf of the SSCC Parties):

     (a) all covenants of St. Laurent under this Agreement to be performed on or before the Effective Date shall have been duly performed by St. Laurent in all material respects;

     (b) the representations and warranties of St. Laurent shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and the SSCC Parties shall have received a certificate of St. Laurent addressed to the SSCC Parties and dated the Effective Date, signed on behalf of St. Laurent by the Chief Executive Officer and Chief Financial Officer of St. Laurent, confirming the same as at the Effective Date;

     (c) between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to St. Laurent;

     (d) the Board of Directors of St. Laurent shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by St. Laurent and the subsidiaries to permit the consummation of the Arrangement.

(2) The SSCC Parties may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the SSCC Parties with their obligations under this Agreement if the condition precedent would have been satisfied but for a material default by the SSCC Parties in complying with their obligations hereunder.

SECTION 5.3  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ST. LAURENT.

(1) The obligations of St. Laurent to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of St. Laurent and may be waived by St. Laurent):

     (a) all covenants of the SSCC Parties under this Agreement to be performed on or before the Effective Date shall have been duly performed by the SSCC Parties in all material respects;

     (b) the representations and warranties of the SSCC Parties shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date) and St. Laurent shall have received a certificate of each of the SSCC Parties addressed to St. Laurent and dated the Effective Date, signed on behalf of each of the SSCC Parties by two senior executive officers of the relevant SSCC Party, confirming the same as at the Effective Date;

     (c) between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to SSCC;

     (d) the Boards of Directors of the SSCC Parties shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the SSCC Parties to permit the consummation of the Arrangement and the issue of SSCC Common Shares pursuant to the Arrangement and upon the exercise from time to time of the Replacement Options;

     (e) the SSCC Common Shares issuable pursuant to the Arrangement, upon exercise of the Replacement Options and the St. Laurent Warrants from time to time shall have been approved for listing on The Nasdaq Stock Market, subject to notice of issuance; and

     (f) the issuance and first resale of the SSCC Common Shares to be issued to the holders of St. Laurent Common Shares as of the Effective Time shall be permitted without qualification with or approval of or the filing of any document under Securities Legislation, except with respect to Affiliates who shall receive SSCC Common Shares subject to the terms and restrictions of the Affiliate's Letter and except for such first resales, any restrictions or transfer by reason of a holder being a "control person" of any SSCC Party or St. Laurent for purposes of Canadian, federal, provincial or territorial Securities Legislation. B-36

(2) St. Laurent may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by St. Laurent with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by St. Laurent in complying with its obligations hereunder.

SECTION 5.4  NOTICE AND CURE PROVISIONS.

(1) The SSCC Parties and St. Laurent will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

     (a) cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

     (b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

(2) Neither the SSCC Parties nor St. Laurent may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Section 5.1, Section 5.2, Section 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Director, the SSCC Parties or St. Laurent, as the case may be, have delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the SSCC Parties or St. Laurent, as the case may be, are asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the SSCC Parties or St. Laurent, as the case may be, are proceeding diligently to cure such matter and if such matter is susceptible to being cured using commercially reasonable efforts, the other may not terminate this Agreement as a result thereof until the later of August 30, 2000 and the expiration of a period of thirty (30) days from such notice. If such notice has been delivered prior to the date of the St. Laurent Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated.

SECTION 5.5  SATISFACTION OF CONDITIONS.

     The  conditions  precedent set out in Section 5.1,  Section 5.2 and Section
5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of SSCC and St. Laurent, a certificate of arrangement in respect of the Arrangement is issued by the Director.

     The parties hereto agree that no condition to the obligation of SSCC Parties to complete the transactions contemplated by this Agreement set forth in
Section 5.2(1)(a), Section 5.2(1)(b) or Section 5.2(1)(c) shall be deemed not to have been satisfied as a result of any occurrence of circumstances directly or indirectly related to the effect of the existence or performance of this Agreement or the transactions contemplated hereby on any existing agreements of St. Laurent or its affiliates relating to the St. Laurent Partially-Owned Entity or its affiliates or St. Laurent's relations with such persons referred to in the St. Laurent Disclosure Letter.

                                    ARTICLE 6

                            AMENDMENT AND TERMINATION

SECTION 6.1  AMENDMENT.

     This Agreement may, at any time and from time to time before or after the holding of the St. Laurent Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto provided, however, that any such amendment does not invalidate any required security holder approval of the Arrangement.

SECTION 6.2  MUTUAL UNDERSTANDING REGARDING AMENDMENTS.

(1) The parties will continue, from and after the date hereof and through and including the Effective Date, to use their respective reasonable efforts to maximize present and future financial and tax planning opportunities for SSCC and for St. Laurent as and to the extent that the same shall not prejudice any party or its security holders from the situation arising hereunder. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(2) The parties agree that if the SSCC Parties or St. Laurent, as the case may be, propose any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with the SSCC Parties or St. Laurent, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the security holders.

SECTION 6.3  TERMINATION.

(1) If any condition contained in Section 5.1 or Section 5.2 is not satisfied at or before the Effective Date to the satisfaction of the SSCC Parties, then, subject to Section 5.4, SSCC on behalf of the SSCC Parties may by notice to St. Laurent terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of the SSCC Parties arising from any breach by St. Laurent.

(2) If any condition contained in Section 5.1 or Section 5.3 is not satisfied at or before the Effective Date to the satisfaction of St. Laurent, then, subject to Section 5.4, St. Laurent may by notice to SSCC on behalf of the SSCC Parties terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of St. Laurent arising from any breach by the SSCC Parties.

(3)  This Agreement may:

     (a) be terminated by the mutual agreement of St. Laurent and the SSCC Parties (without further action on the part of the St. Laurent Securityholders if terminated after the holding of the St. Laurent Meeting);

     (b) be terminated by either St. Laurent or SSCC, if there shall be passed any law or regulation applicable to SSCC or St. Laurent, as the case may be, that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining SSCC or St. Laurent from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree shall become final and non-appealable;

     (c) be terminated by SSCC if (A) the Board of Directors of St. Laurent shall have failed to recommend or withdrawn or modified or changed in a manner adverse to SSCC its approval or recommendation of this Agreement or the Arrangement or shall have recommended an Acquisition Proposal, or (B) St. Laurent shall have materially and willfully breached the covenants contained in Section 4.5(1)(a) or if St. Laurent has accepted a Superior Proposal in violation of Section 4.6 or (C) through the fault of St. Laurent (whether by commission or omission), this Arrangement is not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of the St. Laurent Securityholders at the St. Laurent Meeting;

     (d) be terminated by St. Laurent in order to enter into a definitive written agreement with respect to a Superior Proposal, provided St. Laurent has complied with Section 4.6 and the payment of any fee required to be paid pursuant to Section 6.4; or

     (e) be terminated by St. Laurent or SSCC if St. Laurent Securityholder approval shall not have been obtained by reason of the failure to obtain the required vote at the St. Laurent Meeting;

     in each case, prior to the Effective Date.

(4) If the Effective Date does not occur on or prior to the Drop Dead Date, then this Agreement shall terminate.

(5) If this Agreement is validly terminated by either SSCC or St. Laurent pursuant to Section 6.3, this Agreement shall forthwith become null and void and there will be no liability or obligation on the part of either
     SSCC or St. Laurent (or any of their respective directors, officers, representatives or affiliates), except (i) that Section 6.4, Section 7.7 and this Section 6.3(5) shall continue to survive any such termination and
     (ii) that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 6.4  BREAK FEE.

     If:

     (a)  St.  Laurent  shall  terminate  this  Agreement  pursuant  to  Section
          6.3(3)(d);

     (b) SSCC shall terminate this Agreement pursuant to Section 6.3(3)(c)(A) or Section 6.3(3)(c)(C); or

     (c)  either St. Laurent or SSCC shall terminate this Agreement  pursuant to
          Section 6.3(3)(e) in circumstances where St. Laurent Securityholder approval has not been obtained at the St. Laurent Meeting, and (x) a bona fide Acquisition Proposal has been made by any person other than a SSCC Party prior to the St. Laurent Meeting and not withdrawn more than five (5) days prior to the vote of the St. Laurent Securityholders and (y) St. Laurent enters into an acquisition agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, after the date hereof and prior to the expiration of 12 months following termination of this Agreement, unless at the time of the St. Laurent Meeting a specified SSCC Event has occurred and is continuing;

     then in any such case St. Laurent shall pay to SSCC US$30 million in immediately available funds to an account designated by SSCC. Such payment shall be due (i) in the case of a termination specified in clause (a), prior to the termination of this Agreement, (ii) in the case of a termination specified in clause (b), within five Business Days after written notice of termination by SSCC or (iii) in the case of a termination specified in clause (c), at or prior to the earlier of the entering into of the acquisition agreement and the consummation of the transaction referred to therein. St. Laurent shall not be obligated to make more than one payment pursuant to this Section 6.4.

SECTION 6.5  EFFECT OF BREAK FEE PAYMENT.

     For greater certainty, the parties hereto agree that if St. Laurent pays to SSCC amounts required by Section 6.4 as a result of the occurrence of any of the events referenced in Section 6.4, the SSCC Parties shall have no other remedy for any breach of this Agreement by St. Laurent.

SECTION 6.6  REMEDIES.

     Subject to Section 6.5, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

                                    ARTICLE 7

                                     GENERAL

SECTION 7.1  NOTICES.

(1) All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

     (a)  If to St. Laurent, at:

                St. Laurent Paperboard Inc.
                620 Rene-Levesque Blvd. West
                Suite 3000
                Montreal, Quebec
                H3B 5C7
                Attention:      Marion Allaire
                Telecopier No.: (514) 861-9408
          with a copy to:

                Goodman Phillips & Vineberg
                1501 McGill College Avenue
                26(th) Floor
                Montreal, Quebec
                H3A 3N9
                Attention:      Sylvain Cossette
                Telecopier No.: (514) 841-6449

          and to:

                Weil, Gotshal & Manges LLP
                767 Fifth Avenue
                New York, New York  10153
                Attention:      Ellen J. Odoner
                Telecopier No.: (212) 310-8007

     (b)  If to a SSCC Party, at:

                Smurfit-Stone Container Corporation
                150 North Michigan Avenue
                Chicago, Illinois  60601
                Attention:      Craig A. Hunt
                Telecopier No.: (312) 580-4625

          with a copy to:

                Stikeman Elliott
                1155 Rene-Levesque Blvd W.
                Montreal, Quebec
                H3B 3V2
                Attention:      Pierre Raymond and Christine Desaulniers
                Telecopier No.: (514) 397-3222

          and to:

                Winston & Strawn
                35 West Wacker Drive
                Chicago, Illinois  60601
                Attention:      Joseph A. Walsh Jr.
                Telecopier No.: (312) 558-5700

          or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

SECTION 7.2  ASSIGNMENT.

     No party hereto may assign its rights or obligations under this Agreement or the Arrangement except that the SSCC Parties (other than SSCC) shall be permitted to assign their rights and obligations under this Agreement to a direct or indirect wholly-owned subsidiary of SSCC, provided such assignment shall not release any such SSCC Party from liability hereunder.

SECTION 7.3  BINDING EFFECT.

     This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and no third party shall have any rights hereunder.

SECTION 7.4  WAIVER AND MODIFICATION.

     St. Laurent and the SSCC Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 7.5  NO PERSONAL LIABILITY.

1) No director or officer of any SSCC Party shall have any personal liability whatsoever to St. Laurent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a SSCC Party.

2) No director or officer of St. Laurent shall have any personal liability whatsoever to any SSCC Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of St. Laurent.

SECTION 7.6  FURTHER ASSURANCES.

     Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

SECTION 7.7  EXPENSES.

1) Subject to Section 6.4, the parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

2) St. Laurent represents and warrants to the SSCC Parties that, except for any amounts owing to Bunting Warburg Dillon Read Inc. and Donaldson, Lufkin & Jenrette by St. Laurent pursuant to and in accordance with the terms of written and executed agreements existing as at the date hereof, copies of which have been given to the SSCC Parties on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission from St. Laurent or any subsidiary of St. Laurent in connection with the transactions contemplated hereby or by the Arrangement.

SECTION 7.8  CONSULTATION.

     SSCC and St. Laurent agree to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement. SSCC and St. Laurent also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

SECTION 7.9  GOVERNING LAWS.

     This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein and shall be treated in all respects as a Quebec contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Quebec in respect of all matters arising under or in relation to this Agreement.

SECTION 7.10  TIME OF ESSENCE.

     Time shall be of the essence in this Agreement.

SECTION 7.11  COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

SECTION 7.12  NO THIRD PARTY BENEFICIARIES

     Except as provided in Section 4.9 and this Section 7.12, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 7.13  LANGUAGE.

     The Parties have required that this Agreement and all instruments relating thereto be in the English language; les parties ont exige que la presente convention et tout autre document afferent aux presentes soient en langue anglaise.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

                                       SMURFIT-STONE CONTAINER CORPORATION

                                       By:   /s/  RAYMOND M. CURRAN
                                       Raymond M. Curran

                                       STONE CONTAINER CORPORATION

                                       By:   /s/  RAYMOND M. CURRAN
                                       Raymond M. Curran

                                       3701174 CANADA INC.

                                       By:   /s/  RAYMOND M. CURRAN
                                       Raymond M. Curran

                                       3038727 NOVA SCOTIA COMPANY

                                       By:   /s/  RAYMOND M. CURRAN
                                       Raymond M. Curran

                                       ST. LAURENT PAPERBOARD INC.

                                       By:   /s/  JOSEPH J. GURANDIANO
                                       Joseph J. Gurandiano

                          SCHEDULE A TO THE AMENDED AND

                          RESTATED PRE-MERGER AGREEMENT

                           FORM OF AFFILIATE'S LETTER

                                 ________, 2000

Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
Attention: Secretary

Ladies and Gentlemen:

     Reference is made to the Amended and Restated Pre-Merger Agreement dated as of April 13, 2000 (the "AGREEMENT"), among Smurfit-Stone Container Corporation, a Delaware corporation ("SSCC"), Stone Container Corporation, a Delaware corporation ("STONE"), 3701174 Canada Inc., a corporation existing under the laws of Canada, 3038727 Nova Scotia Company, an unlimited liability company existing  under  the  laws of the  Province  of  Nova  Scotia,  and St.  Laurent
Paperboard Inc., a corporation existing under the laws of Canada (the "COMPANY"), providing for a Plan of Arrangement (the "ARRANGEMENT"), pursuant to which I may receive a cash payment plus shares of SSCC's common stock, par value $0.01 per share (the "SSCC SECURITIES"), in exchange for the common shares of the Company owned by me at the Effective Time of the Plan of Arrangement. Capitalized terms used herein and not defined herein have the respective meanings ascribed to them in the Agreement. This agreement is being delivered pursuant to Section 4.3 of the Agreement.

     I have been advised that as of the date hereof I may be deemed to be an "affiliate" of the Company, as that term is defined for purposes of Rule 145 of the rules and regulations (the "RULES AND REGULATIONS") of the Securities and Exchange Commission (the "COMMISSION") promulgated under the Securities Act of 1933, as amended (the "ACT"). Neither my entering into this agreement, nor anything contained herein, shall be deemed an admission on my part that I am such an "affiliate" for any purpose.

     I represent and warrant to SSCC that in such event:

        A. I shall not make any sale, transfer or other disposition of the SSCC Securities in violation of the Act or the Rules and Regulations.

        B. I have carefully read this letter and the Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of SSCC Securities, to the extent I felt necessary, with my counsel or counsel for the Company.

        C. I have been advised that,  in reliance on the  exemption  accorded by
Section 3(a)(10) of the Act, the issuance of SSCC Securities to me pursuant to the Plan of Arrangement has not been registered with the Commission under the Act. I have also been advised that because I may be deemed to have been an affiliate of the Company prior to the completion of the Plan of Arrangement and a distribution by me of SSCC Securities has not been registered under the Act, the SSCC Securities must be held by me indefinitely unless (i) a distribution of SSCC Securities by me has been registered under the Act, (ii) a sale of SSCC Securities by me is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to SSCC, some other exemption from registration is available with respect to a proposed sale, transfer or other disposition of SSCC Securities by me.

        D. I understand that SSCC is under no obligation to register the sale, transfer or other disposition of SSCC Securities by me or on my behalf or to take any other action necessary in order to make compliance with an exemption from registration under the Act available.

        E. I also understand that stop transfer instructions will be given to SSCC's transfer agents with respect to the SSCC Securities and that there will be placed on the certificates for the SSCC Securities delivered to me, or, subject to the last paragraph of this letter, any substitutions therefor, a legend stating in substance:

           "The shares represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold, transferred or otherwise disposed of in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration".

        F. I also understand that unless the transfer by me of my SSCC Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, SSCC reserves the right to put the following legend on the certificates issued to my transferee:

           "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

           It is understood and agreed that the legends set forth in paragraph E and F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to SSCC a copy of a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to SSCC to the effect that such legend is not required for purposes of the Act. In such event, SSCC will also rescind the stock transfer instructions referred to above.

                                       Very truly yours,

     ---------------------------------------------------------------------------
                                      Name:

Accepted this
--- day of

--------- 2000, by:
SMURFIT-STONE CONTAINER CORPORATION

By:
------------------------------------
Name:
Title:

                     SCHEDULE B TO THE AMENDED AND RESTATED

                              PRE-MERGER AGREEMENT

                        APPROPRIATE REGULATORY APPROVALS

CANADA

-- expiration or earlier termination of the waiting period under Part IX of the Competition Act (Canada) and receipt of an advance ruling certificate ("ARC") pursuant to the Competition Act (Canada) or, in the alternative to an ARC, a no-action letter from the Commissioner of Competition;

-- determination by the Minister responsible for Investment Canada under the Investment Canada Act that the Arrangement is of "net benefit to Canada" for purposes of such Act, subject to conditions satisfactory to SSCC, acting reasonably; and

-- exemption orders from the provincial securities regulators from the registration and prospectus requirements with respect to the issuance and first resale of SSCC Common Shares.

UNITED STATES AND OTHER

--   expiration  or  earlier   termination  of  the  waiting  period  under  the
     Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

-- approval of The Nasdaq Stock Market regarding the listing of the SSCC Common Shares subject to official notice of issuance.

                     SCHEDULE C TO THE AMENDED AND RESTATED

                              PRE-MERGER AGREEMENT

                             ARRANGEMENT RESOLUTION

             SPECIAL RESOLUTION OF THE ST. LAURENT SECURITYHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving St. Laurent Paperboard Inc. ("ST. LAURENT"), as more particularly described and set forth in the Management Information Circular (the "CIRCULAR") of St. Laurent accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of Arrangement (the "PLAN OF ARRANGEMENT") involving St. Laurent, the full text of which is set out as Schedule D to the Amended and Restated Pre-Merger Agreement made as of April 13, 2000 among Smurfit-Stone Container Corporation, Stone Container Corporation, 3701174 Canada Inc., 3038727 Nova Scotia Company and St. Laurent (the "PRE-MERGER AGREEMENT"), (as the Plan of Arrangement may be or may have been amended) is hereby approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders, holders of options and holders of restricted share units of St. Laurent or that the Arrangement has been approved by the Superior Court of Quebec, District of Montreal, the directors of St. Laurent are hereby authorized and empowered (i) to amend the Pre-Merger Agreement, or the Plan of Arrangement to the extent permitted by the Pre-Merger Agreement, and (ii) not to proceed with the Arrangement without further approval of the shareholders, holders of options and holders of restricted share units of St. Laurent, but only if the Pre-Merger Agreement is terminated in accordance with Article 6 thereof.

4. Any officer or director of St. Laurent is hereby authorized and directed for and on behalf of St. Laurent to execute, under the seal of St. Laurent or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Pre-Merger Agreement for filing.

5. Any officer or director of St. Laurent is hereby authorized and directed for and on behalf of St. Laurent to execute or cause to be executed, under the seal of St. Laurent or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                SCHEDULE D TO THE

                   AMENDED AND RESTATED PRE-MERGER AGREEMENT

                               PLAN OF ARRANGEMENT

                               UNDER SECTION 192
                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                    ARTICLE 1

                                 INTERPRETATION

SECTION 1.1  DEFINITIONS

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

     "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with
     Section 6.1 of the Pre-Merger Agreement or Article 5 or made at the direction of the Court in the Final Order.

     "ARRANGEMENT RESOLUTION" means the special resolution of the St. Laurent Securityholders, to be substantially in the form and content of Schedule C annexed to the Pre-Merger Agreement.

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of St. Laurent in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

     "BUSINESS DAY" means any day on which commercial banks are generally open for business in Chicago, Illinois and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Chicago, Illinois under the laws of the State of Illinois or the federal laws of the United States of America or in Montreal, Quebec under the laws of the Province of Quebec or the federal laws of Canada.

     "CBCA" means the Canada Business Corporations Act, as amended.

     "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

     "CIRCULAR" means the notice of the St. Laurent Meeting and accompanying management information circular, including all appendices thereto, to be sent to holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs in connection with the St. Laurent Meeting, as may be amended from time to time.

     "COURT"means the Superior Court of Quebec, District of Montreal.

     "DEPOSITARY" means Montreal Trust Company at its offices located at Montreal, Quebec.

     "DIRECTOR" mean the Director appointed pursuant to section 260 of the CBCA.

     "DISSENT RIGHTS" has the meaning ascribed thereto in Section 3.1.

     "DISSENTING SHAREHOLDER" means a holder of St. Laurent Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights.

     "DROP DEAD DATE" means September 30, 2000, or such later date as may be mutually agreed by the parties to the Pre-Merger Agreement.

     "EFFECTIVE DATE" means the date shown on the Certificate, provided that such date occurs on or prior to the Drop Dead Date.

     "EFFECTIVE TIME" means 12:01 a.m. (Montreal time) on the Effective Date.

     "EXCHANGE CONSIDERATION" has the meaning ascribed thereto in Section 2.3.

     "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

     "GOVERNMENT ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

     "HOLDERS" means the holders of St. Laurent Common Shares shown from time to time in the register maintained by or on behalf of St. Laurent in respect of the St. Laurent Common Shares.

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.2 of the Pre-Merger Agreement.

     "MEETING DATE" means the date of the St. Laurent Meeting.

     "NASDAQ" means The Nasdaq Stock Market.

     "NOON SPOT RATE" means, on any day, the Noon Spot Rate on such day of the Bank of Canada for one US dollar expressed in Canadian dollar.

     "NSCA" means the Companies Act (Nova Scotia).

     "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

     "PRE-MERGER AGREEMENT" means the amended and restated pre-merger agreement made as of the 13(th) day of April, 2000 among SSCC, Stone, 3701174, 3038727 and St. Laurent, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

     "REPLACEMENT OPTION" has the meaning ascribed thereto in Section 2.2(b).

     "SECURITY PORTION" has the meaning ascribed thereto in Section 2.3.

     "SSCC" means Smurfit-Stone Container Corporation, a corporation existing under the laws of the State of Delaware.

     "SSCC CLOSING PRICE" means the closing price on Nasdaq of SSCC Common Shares on the day immediately preceding the Effective Date.

     "SSCC COMMON SHARES" means the shares of common stock in the capital of SSCC.

     "SSCC OPTION SHARES" has the meaning ascribed thereto in Section 2.2(b).

     "SSCC TRADING PRICE" means the average of the closing prices of SSCC Common Shares on Nasdaq during a period of 20 consecutive trading days ending on the Business Day immediately preceding the Effective Date.

     "ST. LAURENT" means St. Laurent Paperboard Inc., a corporation existing under the laws of Canada.

     "ST. LAURENT COMMON SHARES" means the common shares in the capital of St. Laurent.

     "ST. LAURENT DIRECTORS' STOCK OPTION AND SHARE PURCHASE PLAN" means that certain Directors Stock Option and Share Purchase Plan of St. Laurent in effect as of the date hereof.

     "ST. LAURENT EMPLOYEE SHARE PURCHASE PLAN (CANADA)" means the employee share purchase plan (Canada) of St. Laurent in effect as of the date hereof.

     "ST. LAURENT LONG-TERM INCENTIVE PLAN" means the long-term incentive plan of St. Laurent in effect as of the date hereof.

     "ST. LAURENT MANAGERS' SHARE PURCHASE PLAN" means the managers' share purchase plan of St. Laurent in effect as of the date hereof.

     "ST. LAURENT MANAGERS' STOCK OPTION PLAN" mean the managers' stock option plan of St. Laurent in effect as of the date hereof.

     "ST.   LAURENT   MEETING"   means  the  special   meeting  of  St.  Laurent
     Securityholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

     "ST. LAURENT OPTIONS" means the options to purchase St. Laurent Common Shares granted under the St. Laurent Directors' Stock Option and Share Purchase Plan, the St. Laurent Long-Term Incentive Plan and the St. Laurent Managers' Stock Option Plan and being outstanding and unexercised.

     "ST. LAURENT PERFORMANCE SHARE PLAN" means the performance share plan of St. Laurent in effect as of the date hereof.

     "ST. LAURENT RIGHTS PLAN" means the shareholder rights plan of St. Laurent approved on February 1, 1995, as amended on April 28, 1995, on March 5, 1998, on May 7, 1998 and on February 23, 2000.

     "ST. LAURENT RSUS" means the restricted share units granted by St. Laurent to certain officers and managers pursuant to the St. Laurent Managers' Share Purchase Plan and being outstanding and unexercised on the Effective Date.

     "ST. LAURENT SECURITYHOLDERS" means the holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs, collectively.

     "ST. LAURENT SHARE PURCHASE PLANS" means, collectively, the St. Laurent Directors' Stock Option and Purchase Plan, the St. Laurent Employee Share Purchase Plan (Canada), the St. Laurent subsidiary Employee Stock Purchase Plan (U.S.), the St. Laurent Managers' Share Purchase Plan and the St. Laurent Performance Share Plan.

     "ST. LAURENT SUBSIDIARY EMPLOYEE STOCK PURCHASE PLAN (U.S.)" means that certain Employee Stock Purchase Plan (U.S.) of a subsidiary of St. Laurent in effect as of the date hereof.

     "STONE" means Stone Container Corporation, a corporation existing under the laws of the State of Delaware.

     "3038727" means 3038727 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia and being a subsidiary of Stone.

     "3701174" means 3701174 Canada Inc., a corporation existing under the laws of Canada.

SECTION 1.2  SECTIONS AND HEADINGS

     The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

SECTION 1.3  NUMBER, GENDER AND PERSONS

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

                                    ARTICLE 2

                                   ARRANGEMENT

SECTION 2.1  BINDING EFFECT

     This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) St. Laurent, (ii) SSCC, Stone, 3701174 and 3038727, (iii) all holders and all beneficial holders of St. Laurent Common Shares, and (iv) all holders of St. Laurent Options and St. Laurent RSUs.

SECTION 2.2  ARRANGEMENT

     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

     (a) each St. Laurent Common Share will be transferred by the holder thereof, without any act or formality on its part, to 3701174 in exchange for the Exchange Consideration, and the name of each such holder will be removed from the register of holders of St. Laurent Common Shares and added to the register of holders of SSCC Common Shares and 3701174 will be recorded as the registered holder of such St. Laurent Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

     (b) each St. Laurent Option shall be exchanged for an option (a "REPLACEMENT OPTION") to purchase that number of SSCC Common Shares equal to the sum of (i) the Security Portion times the number of St. Laurent Common Shares subject to the St. Laurent Option; plus (ii) the quotient of (A) $12.50 times the number of St. Laurent Common Shares subject to the St. Laurent Option, divided by (B) the SSCC Closing Price ("SSCC OPTION SHARES"); the exercise price per SSCC Common Share for each Replacement Option shall be the quotient of (x) an aggregate amount equal to the number of St. Laurent Common Shares subject to the St. Laurent Option exchanged for such Replacement Option times the original exercise price per St. Laurent Common Share pursuant to such St. Laurent Option, at the option of the holder (i) converted into its U.S. dollar equivalent based on the Noon Spot Rate on the day immediately preceding the Effective Date, or (ii) expressed in Canadian dollars, the whole divided by (y) the SSCC Option Shares subject to such Replacement Option; and

     (c) each St. Laurent RSU shall be fully vested and entitle its holder to receive at the Effective Time, with respect of each St. Laurent Common Share subject to such St. Laurent RSU, the Exchange Consideration without any further act or formality.

SECTION 2.3  EXCHANGE CONSIDERATION

     For purposes hereof, "EXCHANGE CONSIDERATION" means, with respect to each St. Laurent Common Share, US$12.50 payable in cash plus 0.5 SSCC Common Share (the "SECURITY PORTION").

SECTION 2.4  ADJUSTMENTS TO CONSIDERATION

     The Security Portion of the Exchange Consideration and the conversion formula for the St. Laurent Options shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into SSCC Common Shares or St. Laurent Common Shares other than stock dividends paid in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to SSCC Common Shares or St. Laurent Common Shares occurring after the date of the Pre-Merger Agreement and prior to the Effective Time.

                                    ARTICLE 3

                                RIGHTS OF DISSENT

SECTION 3.1  RIGHTS OF DISSENT

     Holders of St. Laurent Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by St. Laurent not later than 5:00 p.m. (Montreal time) on the Business Day preceding the St. Laurent Meeting. Holders of St. Laurent Common Shares who duly exercise such rights of dissent and who:

     (a) are ultimately determined to be entitled to be paid fair value for their St. Laurent Common Shares shall be deemed to have transferred such St. Laurent Common Shares to 3701174 in accordance with Section 2.2(a) hereof, to the extent the fair value therefor is paid by 3701174; or

     (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their St. Laurent Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of St. Laurent Common Shares and shall receive the Exchange Consideration on the basis determined in accordance with
           Section 2.2(a),

but in no case shall SSCC, 3701174, St. Laurent or any other Person be required to recognize such holders as holders of St. Laurent Common Shares after the Effective Time, and the names of such holders of St. Laurent Common Shares shall be deleted from the registers of holders of St. Laurent Common Shares at the Effective Time.

                                    ARTICLE 4

                  CERTIFICATES, CHEQUES AND FRACTIONAL SHARES

SECTION 4.1  EXCHANGE OF CERTIFICATES FOR SSCC COMMON SHARES AND PAYMENT IN CASH

     At or promptly after the Effective Time, 3701174 shall deposit with the Depositary, for the benefit of the holders of St. Laurent Common Shares who will receive SSCC Common Shares in connection with the Arrangement, certificates representing that whole number of SSCC Common Shares and the cash portion of the Exchange Consideration to be delivered pursuant to Section 2.2 upon the exchange of St. Laurent Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding St. Laurent Common Shares that were exchanged for the Exchange Consideration under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of St. Laurent and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of SSCC Common Shares and a cheque representing the cash portion of the Exchange Consideration which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to
Section 4.2 and any cash in lieu of fractional  SSCC Common  Shares  pursuant to
Section 4.3), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of St. Laurent Common Shares which is not registered in the transfer records of St. Laurent, a certificate representing the proper number of SSCC Common Shares and a cheque representing the cash portion of the Exchange Consideration may be issued to the transferee if the certificate representing such St. Laurent Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding St. Laurent Common Shares that were exchanged for SSCC Common Shares and cash shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing SSCC Common Shares as contemplated by this Section 4.1, (ii) a cash payment representing the cash portion of the Exchange Consideration, (iii) a cash payment in lieu of any fractional SSCC Common Shares as contemplated by
Section 4.3 and (iv) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to SSCC Common Shares as contemplated by Section 4.2.

SECTION 4.2  DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES

     No dividends or other distributions declared or made after the Effective Time with respect to SSCC Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding St. Laurent Common Shares that were exchanged pursuant to Section 2.2, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
Section 4.3 and no interest shall be earned or payable on these proceeds, unless and until the holder of such certificate shall surrender such certificate in accordance with Section 4.1 and, in such event, only for the period commencing five (5) Business Days following such surrender. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause
(iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing St. Laurent Common Shares, as the case may be, without interest, (i) the amount of any cash payable in lieu of a fractional SSCC Common Share to which such holder is entitled pursuant to Section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the SSCC Common Shares, as the case may be, to which such holder is entitled pursuant hereto and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such SSCC Common Shares, as the case may be.

SECTION 4.3  NO FRACTIONAL SHARES

     No certificates representing fractional SSCC Common Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a SSCC Common Share will receive a cash payment from the Depositary equal to the product of such fractional interest and the SSCC Trading Price. 3701174 shall from time to time as necessary provide the Depositary with funds sufficient to satisfy these obligations. On the sixth anniversary of the Effective Date, the aggregate number of SSCC Common Shares for which no certificates were issued as a result of the foregoing provisions of this Section 4.3 shall be deemed to have been surrendered by the Depositary for no consideration to 3701174 or SSCC, as the case may be and the cash portion of the Exchange Consideration shall be returned to the Depositary.

SECTION 4.4  LOST CERTIFICATES

     In the event any certificate which immediately prior to the Effective Time represented one or more outstanding St. Laurent Common Shares that were exchanged pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash pursuant to
Section 4.3 and/or one or more certificates representing one or more SSCC Common Shares (and any dividends or distributions with respect thereto) deliverable in accordance with the terms of the Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing SSCC Common Shares and cheques representing the cash portion of the Exchange Consideration are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to 3701174, SSCC and their respective transfer agents in such sum as 3701174 or SSCC may direct or otherwise indemnify 3701174 and SSCC in a manner satisfactory to UCL and SSCC against any claim that may be made against 3701174 or SSCC with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4.5  EXTINCTION OF RIGHTS

     Any certificate which immediately prior to the Effective Time represented outstanding St. Laurent Common Shares that were exchanged pursuant to Section
2.2 that is not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder or creditor for the cash portion of the Exchange Consideration of 3701174, Stone or SSCC. On such date, the SSCC Common Shares (or cash in lieu of fractional interests therein, as provided in Section 4.3) and the cash portion of the Exchange Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to 3701174 or SSCC, as the case may be, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of SSCC, 3701174 or the Depositary shall be liable to any person in respect of any SSCC Common Shares or payment in cash (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

SECTION 4.6  WITHHOLDING RIGHTS

     3701174, Stone, SSCC and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of St. Laurent Common Shares or SSCC Common Shares such amounts as 3701174, Stone, SSCC or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the Exchange Consideration otherwise payable to the holder, 3701174, Stone, SSCC and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Exchange Consideration as is necessary to provide sufficient funds to 3701174, Stone, SSCC or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and 3701174, Stone, SSCC or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5

                                   AMENDMENTS

SECTION 5.1  AMENDMENTS TO PLAN OF ARRANGEMENT

(1) St. Laurent reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by SSCC, (iii) filed with the Court and, if made following the St. Laurent

     Meeting, approved by the Court and (iv) communicated to holders of St. Laurent Common Shares, St. Laurent Options and St. Laurent RSUs if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by St. Laurent at any time prior to the St. Laurent Meeting (provided that SSCC shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the St. Laurent Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the St. Laurent Meeting shall be effective only if (i) it is consented to by each of St. Laurent and SSCC and (ii) if required by the Court, it is consented to by holders of the St. Laurent Common Shares, St. Laurent Options or St. Laurent RSUs voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by SSCC, provided that it concerns a matter which, in the reasonable opinion of SSCC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of St. Laurent Common Shares, St. Laurent Options or St. Laurent RSUs.

                                    ARTICLE 6

                               FURTHER ASSURANCES

SECTION 6.1  FURTHER ASSURANCES

     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Pre-Merger Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                                   APPENDIX C

                CANADA BUSINESS CORPORATIONS ACT -- SECTION 190

190. (1) [RIGHT OF DISSENT] Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

     (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

     (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

     (c)  amalgamate otherwise than under section 184;

     (d)  be continued under section 188; or

     (e) sell, lease or exchange all or substantially all its property under subsection 189(3).

     (2) [FURTHER RIGHT] A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (3) [PAYMENT FOR SHARES] In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

     (4) [NO PARTIAL DISSENT] A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) [OBJECTION] A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

     (6) [NOTICE OF RESOLUTION] The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

     (7) [DEMAND FOR PAYMENT] A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6) or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

     (a)  his name and address;

     (b)  the number and class of shares in respect of which he dissents; and

     (c)  a demand for payment of the fair value of such shares.

     (8) [SHARE CERTIFICATE] A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

     (9) [FORFEITURE] A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

     (10) [ENDORSING CERTIFICATE] A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

     (11) [SUSPENSION OF RIGHTS] On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

     (a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12);

     (b)  the  corporation  fails to make an offer in accordance with subsection
          (12) and the dissenting shareholder withdraws his notice, or

     (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (7).

     (12) [OFFER TO PAY] A corporation shall not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

     (a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

     (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

     (13) [SAME TERMS] Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

     (14) [PAYMENT] Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

     (15) [CORPORATION MAY APPLY BY COURT] Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty day s after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

     (16) [SHAREHOLDER APPLICATION TO COURT] If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

     (17) [VENUE] An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

     (18) [NO SECURITY FOR COSTS] A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

     (19)  [PARTIES]  On an application to a court under subsection (15) or 16),

     (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

     (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

     (20) [POWERS OF COURT] On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

     (21) [APPRAISERS] A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

     (22) [FINAL ORDER] The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

     (23) [INTEREST] A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

     (24) [NOTICE THAT SUBSECTION (26) APPLIES] If subsection (26) applies, the corporation shall,within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (25) [EFFECT WHERE SUBSECTION (26) APPLIES] If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

     (a) withdraw his notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully unable to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (26) [LIMITATION] A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

     (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                   APPENDIX D

               INTERIM ORDER AND NOTICE OF MOTION FOR FINAL ORDER

C A N A D A


PROVINCE OF QUEBEC                                S  U  P  E  R  I  O  R    C  O  U  R  T
DISTRICT OF MONTREAL                              ----------------------------------------------
No. 500-05-057112-003                             Montreal, April 14, 2000
                                                  PRESENT:
                                                  IN THE MATTER OF A PROPOSED ARRANGEMENT
                                                  CONCERNING ST. LAURENT PAPERBOARD INC. AND
                                                  HOLDERS OF ITS SECURITIES UNDER SECTION 192 OF
                                                  THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.
                                                  1985, c. C.-44, as amended
                                                  -- and --
                                                  ST. LAURENT PAPERBOARD INC.
                                                  Petitioner

                                                  ----------------------------------------------

                                    JUDGMENT

CONSIDERING the Petitioner's Motion Under Section 192 of the Canada Business Corporations Act R.S.C. 1985 c. C-44 ("CBCA") for an Interim Order in Connection with a Proposed Arrangement ("Motion"), the Affidavit of Mr. Richard Garneau and the Exhibits in support of the Motion;

CONSIDERING the representations made by Petitioner's counsel;

CONSIDERING section 192 of the CBCA;

THE COURT:

ORDERS that St. Laurent Paperboard Inc. call, hold and conduct a Special Meeting of the Securityholders of St. Laurent Paperboard Inc. ("Special Meeting") on May 26, 2000 to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution substantially in the form set forth in Appendix A of the Circular (EXHIBIT R-1) and to transact such other business as may properly come before the meeting or any adjournment thereof the whole in accordance with the terms restrictions and conditions of the by-laws and articles of St. Laurent Paperboard Inc.;

ORDERS that St. Laurent Paperboard Inc. seek the approval of the Arrangement Resolution at the Special Meeting, with or without variation, by the affirmative vote of not less than 66 2/3% of the total votes cast on the resolution by the St. Laurent Paperboard Inc. Securityholders present in person or by proxy at the Special;

ORDERS that, in accordance with the "Dissenting Shareholders' Rights" section of the Circular in Appendix "E" to the Circular (EXHIBIT R-1) that written objection to the Arrangement Resolution must be provided to St. Laurent Paperboard Inc. by 5:00 p.m. on the day before the Special Meeting as provided by the Pre-Merger Agreement;

ORDERS that the Notice of Special Meeting and the Circular be in substantially the same form as contained in EXHIBIT R-1, with such amendments thereto as counsel for St. Laurent Paperboard Inc. may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order and are subsequently filed with the Court, shall be distributed to the St. Laurent Paperboard Inc. Securityholders, to St. Laurent Paperboard Inc.'s directors and auditors, and to the Director under the CBCA, by mailing the same by pre-paid registered mail to such persons in accordance with the CBCA and St. Laurent Paperboard Inc.'s by-laws at least thirty-five (35) days prior to the date of the Special Meeting accompanied by the following documents:

     - the Circular, substantially in the same form as the copy of same communicated herewith as EXHIBIT R-1;

     - a Proxy Form, a Letter of Transmittal and an Election Form substantially in the same form as the copies of same communicated herewith en liasse as EXHIBIT R-2;

     - copies of the Notice of Motion for the sanction by this Court of the Arrangement, substantially in the same form as the copies of same communicated herewith en liasse as EXHIBIT R-3; and

     - a copy of the Interim Order to be rendered herein along with a translation thereof.

ORDERS that compliance by St. Laurent Paperboard Inc. with the provisions of this Interim Order shall constitute good and sufficient Notice of Motion by St. Laurent Paperboard Inc. to each and every Securityholder of St. Laurent Paperboard Inc. for this Court to sanction the Arrangement by way of a final judgment

     THE WHOLE without costs.

                                         /s/ The Honourable Mr. Justice
                                         Jean-Louis Leger
                                         ---------------------------------------
                                         J.S.C.

C A N A D A


PROVINCE OF QUEBEC                                S  U  P  E  R  I  O  R    C  O  U  R  T
DISTRICT OF MONTREAL                              ----------------------------------------------
No. 500-05-057112-003                             IN THE MATTER OF A PROPOSED ARRANGEMENT
                                                  CONCERNING ST. LAURENT PAPERBOARD INC. AND
                                                  HOLDERS OF ITS SECURITIES UNDER SECTION 192 OF
                                                  THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.
                                                  1985, c. C.-44, as amended
                                                  -- and --
                                                  ST. LAURENT PAPERBOARD INC.
                                                  Petitioner

                                                  ----------------------------------------------

TO:     ALL HOLDERS OF SECURITIES OF ST. LAURENT PAPERBOARD INC.

     NOTICE is hereby given that St. Laurent Paperboard Inc. ("St. Laurent") will be requesting the Superior Court of the Province of Quebec, District of Montreal, to sanction the plan of arrangement with Smurfit-Stone Container Corporation and certain of its subsidiaries pursuant to Subsection 192 of the Canada Business Corporations Act R.S.C., 1985, c. C-44, as amended. All holders of securities of St. Laurent may appear and be heard at the said hearing, which is scheduled to take place in room 2.16 on of the Montreal Court House located at 1 Notre-Dame Street West, Montreal, Quebec, at 9:00 a.m. on May 30, 2000 or as soon as counsel may reasonably be heard.

DO GOVERN YOURSELVES ACCORDINGLY.

                                     Montreal, April 14, 2000

                                      LOGO

                                     GOODMAN PHILLIPS & VINEBERG
                                     Attorneys for Petitioner

                                   APPENDIX E

              FAIRNESS OPINION OF BUNTING WARBURG DILLON READ INC.

LOGO WARBURG DILLON READ                        BUNTING WARBURG DILLON READ INC.
                                                1010, rue Sherbrooke Ouest
                                                Bureau 2510
                                                Montreal, Quebec
                                                H3A 2R7
                                                Telephone:   (514) 842-8726
                                                Telecopieur: (514) 842-8720
                                                bunting@wdr.com

February 23, 2000

The Board of Directors
St. Laurent Paperboard Inc.
630 Rene-Levesque Blvd. West
Suite 3000
Montreal, Quebec
Canada H3B 5C7

TO THE MEMBERS OF THE BOARD OF DIRECTORS:

     Bunting Warburg Dillon Read Inc. (including its affiliate Warburg Dillon Read, collectively "Warburg Dillon Read") understands that Smurfit-Stone Container Corporation, (including its wholly-owned subsidiaries, Stone Container Corporation and 3038727 Nova Scotia Company, collectively "Smurfit-Stone") has entered into an agreement to acquire all of the issued and outstanding common shares (the "St. Laurent Shares") of St. Laurent Paperboard Inc. ("St. Laurent") pursuant to a plan of arrangement (the "Arrangement"), as provided in the pre-merger agreement between St. Laurent and Smurfit-Stone dated February 23, 2000 (the "Pre-Merger Agreement"). The holders of St. Laurent Shares will be offered U.S.$12.50 cash and 0.5 Smurfit-Stone common share ("Smurfit-Stone
Share") per St. Laurent Share (the "Consideration"). The terms of the Arrangement will be more fully described in the Management Proxy Circular (the "Circular") to be mailed to holders of St. Laurent Shares in connection with the Arrangement.

ENGAGEMENT

     Warburg Dillon Read was initially engaged by St. Laurent as of July 27, 1998 to act as financial advisor in connection with evaluating St. Laurent's strategic alternatives, defensive awareness and preparedness. Subsequently, St. Laurent, under the direction of its board of directors (the "Board"), retained Warburg Dillon Read by letter dated February 4, 2000 (the "Engagement Agreement") to act as financial advisor in connection with advising and assisting the Board in evaluating the Arrangement, including the preparation and delivery to the Board of a fairness opinion (the "Opinion").

     Warburg Dillon Read is to be paid a fee contingent upon the completion of the Arrangement. In addition, Warburg Dillon Read is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by St. Laurent in certain circumstances. Warburg Dillon Read consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by St. Laurent with the securities commissions or similar regulatory authorities in Canada and the United States.

RELATIONSHIP WITH INTERESTED PARTIES

     Neither  Warburg  Dillon  Read  nor any of its  affiliates  is an  insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the "Act")) of St. Laurent, Smurfit-Stone or any of their respective associates or affiliates. Warburg Dillon Read has not been engaged to provide any financial advisory services nor has it participated in any financings involving St. Laurent, Smurfit-Stone or any of their respective associates or affiliates within the past two years except as disclosed above and, in 1999, as the underwriter in the public offering of 41,000,812 common shares of Abitibi-Consolidated Inc. owned by Smurfit-Stone and acting as financial advisor to Smurfit-Stone in the sale of selected timberland assets. There are no understandings, agreements or commitments between Warburg Dillon Read and St. Laurent, Smurfit-Stone or any of their respective associates or affiliates with respect to any future business. Warburg Dillon Read may, in the future, in the ordinary course of its business, perform financial advisory or investment banking service for St. Laurent, Smurfit-Stone or any of their respective associates or affiliates.

     Warburg Dillon Read acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of St. Laurent, Smurfit-Stone or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Warburg Dillon Read conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to St. Laurent, Smurfit-Stone or any of their respective associates or affiliates or the Arrangement.

CREDENTIALS OF WARBURG DILLON READ

     Bunting Warburg Dillon Read Inc. is the Canadian affiliate of Warburg Dillon Read, a division of UBS AG. Warburg Dillon Read is regularly engaged in the provision of financial advisory services and fairness opinions in connection with a wide range of transactions, including mergers and acquisitions, joint ventures and corporate restructurings. Warburg Dillon Read is a major international investment bank with capital resources, through its parent UBS AG, in excess of C$33 billion. Warburg Dillon Read has leading positions in corporate finance, equities and mergers and acquisitions throughout Europe, the Americas and Asia-Pacific.

     The Opinion expressed herein represents the opinion of Warburg Dillon Read and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

SCOPE OF REVIEW

     In forming its opinion, Warburg Dillon Read has reviewed, considered, and relied upon, among other things, the following:

     (i) audited financial statements, including related notes to the audited financial statements, of St. Laurent for each of the 5 years ended December 31, 1998;

     (ii) audited financial statements of St. Laurent for the year ended December 31, 1999;

    (iii) consolidated statements of operations of Smurfit-Stone for the year ended December 31, 1999 as disclosed in a Smurfit-Stone press release dated January 24, 2000;

     (iv) audited financial statements, including related notes to the audited financial statements, of Smurfit-Stone for the year ended December 31, 1998;

     (v) the unaudited interim reports of St. Laurent and Smurfit-Stone for the 1999 fiscal year;

     (vi) the annual reports of St. Laurent for each of the 5 years ended December 31, 1998;

    (vii) the annual report of Smurfit-Stone for the year ended December 31, 1998;

   (viii) a review of recent industry research reports on St. Laurent and Smurfit-Stone selected comparable companies and general industry reports;

     (ix) a copy of the Pre-Merger Agreement;

     (x) certain internal financial information and other data relating to the business and financial prospects of St. Laurent, including estimates and financial forecasts prepared by St. Laurent management that were provided to Warburg Dillon Read by St. Laurent and not publicly available;

     (xi) discussions with Smurfit-Stone management with respect to Smurfit-Stone's current business operations, financial conditions, financial results and intentions regarding St. Laurent's operations and the Arrangement;

    (xii) a review of current equity market conditions and an analysis of the impact on Smurfit-Stone of the Arrangement;

   (xiii) discussions with internal and external legal counsel of St. Laurent and Smurfit-Stone with respect to various matters;

    (xiv) discussions with the financial advisors to Smurfit-Stone;

     (xv) a discounted cash flow analysis of St. Laurent using different scenarios as to commodity prices, foreign exchange rates, production and sales volumes, cost structures, and the potential synergies and one-time costs related to the Arrangement;

    (xvi) a financial analysis of Smurfit-Stone and St. Laurent on a combined basis taking into account the potential synergies and one time costs associated with the Arrangement;

   (xvii) a review of the financial and operating performance and market multiples for Smurfit-Stone and St. Laurent and other selected public companies that Warburg Dillon Read considered relevant;

  (xviii) a review of historical trading statistics and relative stock market capitalisation of Smurfit-Stone and St. Laurent;

    (xix) an analysis over a range of periods of the premium offered to St. Laurent's shareholders within the context of relevant take-over premiums in the Canadian market place as well as within the forest products industry;

     (xx) an  analysis  of  comparable   containerboard   and  forest   products
          transactions which Warburg Dillon Read believed to be relevant;

     (xxi) Site visits to certain of St. Laurent's facilities; and

   (xxii) such  other  information,   investigations  and  analyses  as  Warburg
          Dillon Read considered necessary or appropriate in the circumstances.

     Warburg Dillon Read has not, to the best of its knowledge, been denied access by St. Laurent to any information requested by Warburg Dillon Read. Warburg Dillon Read's access to Smurfit-Stone was limited to a review of publicly available information only and verbal due diligence sessions with certain members of Smurfit-Stone's senior management team. Warburg Dillon Read was not, to the best of its knowledge, denied any information or access which was requested at such sessions.

ASSUMPTIONS AND LIMITATIONS

     Warburg Dillon Read has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained from public sources or provided by St. Laurent, Smurfit-Stone and their respective associates, affiliates, consultants, advisors and representatives (collectively, the "information"). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, Warburg Dillon Read has not attempted to verify independently the accuracy or completeness of any of the Information.

     Senior management of St. Laurent has represented to Warburg Dillon Read, amongst other things, that the Information, provided to Warburg Dillon Read on behalf of St. Laurent is complete and correct at the date the Information was provided to Warburg Dillon Read and that, since the date of the Information, there has been no material change, financial or otherwise, in the position of St. Laurent, or in its assets, liabilities (contingent or otherwise), business or operations and that there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

     In preparing the Opinion, Warburg Dillon Read has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

     The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Opinion and the condition and prospects, financial and otherwise, of St. Laurent, Smurfit-Stone and their respective subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Warburg Dillon Read in discussions with management of St. Laurent, Smurfit-Stone and their respective advisors. In its analysis and in preparing the Opinion, Warburg Dillon Read made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Warburg Dillon Read or any party involved in the Arrangement.

     Warburg Dillon Read has not been engaged to provide a formal valuation of St. Laurent, Smurfit-Stone or of any of their respective securities or assets, and the Opinion should not be construed as such.

     The Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Warburg Dillon Read. The Opinion is given as of the date hereof and Warburg Dillon Read disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Warburg Dillon Read's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Warburg Dillon Read reserves the right to change, modify or withdraw the Opinion.

     Warburg Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any holder of St. Laurent Shares as to whether to vote in favour of the Arrangement.

FAIRNESS CONCLUSION

     Based upon and subject to the foregoing, Warburg Dillon Read is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to holders of St. Laurent Shares.

Yours very truly,

LOGO

BUNTING WARBURG DILLON READ INC.

                                   APPENDIX F

    FAIRNESS OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

                                      LOGO

              Donaldson, Lufkin & Jenrette Securities Corporation
           277 Park Avenue, New York, New York 10172 - (212) 892-3000

                                                               February 23, 2000

Board of Directors
St. Laurent Paperboard, Inc.
630 Rene-Levesque Boulevard West
Montreal, Quebec H3B 5C7
Canada

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of St. Laurent Paperboard, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Pre-Merger Agreement, dated as of February 23, 2000 (the "Agreement"), by and among Smurfit-Stone Container Corporation ("Smurfit-Stone"), Stone Container Corporation ("Stone"), a wholly-owned subsidiary of Smurfit-Stone, 3038727 Nova Scotia Company ("ULC"), a wholly-owned subsidiary of Stone, and the Company, pursuant to which the Company will be merged (the "Merger") with and into ULC.

     Pursuant to the Agreement, each common share of the Company will be converted into the right to receive US$12.50 per share in cash and 0.50 share of common stock, $0.01 par value per share of Smurfit-Stone.

     In arriving at our opinion, we have reviewed the draft dated February 11, 2000 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Smurfit-Stone, including information provided during due diligence discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company and Smurfit-Stone for the period beginning January 1, 2000 and ending December 31, 2000 prepared by the respective managements. We have also reviewed certain financial projections of Smurfit-Stone for the period beginning January 1, 2000 and ending December 31, 2001 prepared by the equity research department of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), and certain financial projections of the Company for the same period based upon assumptions provided by DLJ's equity research department. In addition, we have compared certain financial and securities data of the Company and Smurfit-Stone with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and Smurfit-Stone, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Smurfit-Stone or their representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Merger and upon our discussion of such synergies with the management of Smurfit-Stone. With respect to the financial projections prepared by, or based upon assumptions provided by, DLJ's equity research department referred to above, we have relied on representations that they have been reasonably prepared on bases not materially different from the best currently available estimates and judgements of the management of the Smurfit-Stone and the Company as to the future operating and financial performance of Smurfit-Stone and the Company, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as the price at which the common stock of Smurfit-Stone will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

     DLJ as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company and Smurfit-Stone in the past and has been compensated for such services. DLJ has advised Smurfit-Stone in the November 1999 sale of its Fernandina and Brewton timberlands. In addition, Josiah O. Low III, Managing Director of DLJ, is a director of the Company.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair to such shareholders from a financial point of view.

                                       Very truly yours,

                                       DONALDSON, LUFKIN & JENRETTE
                                       SECURITIES CORPORATION

                                       /s/ Jonathan I. Mishkin
                                       -------------------------------
                                       Mr. Jonathan I. Mishkin
                                       Managing Director

                                   APPENDIX G

          EXECUTIVE COMPENSATION AND DESCRIPTION OF ST. LAURENT PLANS

THE ST. LAURENT DIRECTORS' STOCK OPTION AND SHARE PURCHASE PLAN

     All elected or appointed directors of St. Laurent who are not employees of St. Laurent are eligible to participate in the St. Laurent Directors' Stock Option and Share Purchase Plan which provides for the grant of one-time options for the purchase, within two weeks of the election or appointment of a director for the first time, of the lesser of (i) 7,500 St. Laurent Common Shares and
(ii) the number of St. Laurent Common Shares obtained by dividing $150,000 by the weighted average price per St. Laurent Common Share on the TSE during the period of five consecutive trading days ending on the trading day immediately prior to the date of grant (the "Market Price"). The exercise price of one-time options is equal to the Market Price of the St. Laurent Common Shares at the time of the grant. The one-time options become exercisable one year after the date of the grant. No one-time option, however, may be exercised after the 10(th) anniversary of the grant thereof. When a director ceases to be a director of St. Laurent, he has the right to exercise all one-time options which could be exercised on the date he ceased to be a director at any time within a period of 12 months following such date, provided that such exercise shall be prior to the expiry date of the one-time options.

     Concurrently with the grant of one-time options, each eligible director is granted a certain number of rights, each right consisting of (i) the entitlement to receive one St. Laurent Common Share; and (ii) a 10-year option to subscribe for one St. Laurent Common Share with terms similar to those of the one-time options. Each eligible director will automatically receive, on a compulsory basis, 50% of the sum of his annual retainers for board and committee memberships (ranging between Cdn.$9,000 and Cdn.$9,500) by way of rights and each director may elect to receive, on an optional basis, all of such annual retainers (ranging between Cdn.$18,000 and Cdn.$19,000) by way of rights. In the case of the Chairman of the Board of St. Laurent, the compulsory entitlement to receive a portion of his annual retainer by way of rights equals 25% of the annual fee (or Cdn.$20,000) and there is no elective entitlement applicable to the balance of such fee or to the attendance fees. The number of rights granted equals the amount of fees divided by the Market Price of the St. Laurent Common Shares at the time of the election.

     All St. Laurent Common Shares issued during the financial year ended December 31, 1999 are held by the trustee under the St. Laurent Directors' Stock Option and Share Purchase Plan for a period of one year. When a director ceases to be a director of St. Laurent, he (i) receives a number of St. Laurent Common Shares based on the amount of fees earned so far during the year; (ii) retains for a period of 12 months such number of options associated with the last grant of rights pro-rated on the basis of the amount of fees earned so far during the year, and the balance of the St. Laurent Common Shares and options associated with the latest grant of rights only is forfeited. For the year 2000, directors will receive a cash payment in lieu of the annual option grant and issuance of St. Laurent Common Shares under the plan.

     To date, one-time options to purchase 7,500 St. Laurent Common Shares have been granted to each non-employee director of St. Laurent other than Mr. Halsey and Mr. Wright, who received one-time options to purchase 6,430 St. Laurent Common Shares each, and the following number of rights have been granted: 4,519 to Mr. Pinard, 2,185 to Mr. Lacroix, 4,206 to Mr. LeBoutillier, 4,122 to Mr. Low, 3,379 to Mr. Michals, 4,122 to Mr. Rice, 4,255 to Mr. Turmel, 2,597 to Mr. Halsey and 2,713 to Mr. Wright.

EXECUTIVE COMPENSATION

     The following summary compensation table shows certain compensation information for the President and Chief Executive Officer of St. Laurent, the four other most highly compensated executive officers of St. Laurent as well as an additional individual who would have been among the four most highly compensated executive officers but for the fact that the individual was not serving as executive officer of St. Laurent at the end of the 1999 financial year (collectively, the "Named Executive Officers"). The table contains the compensation for services rendered by the Named Executive Officers in all capacities from January 1st, 1997 to December 31, 1999, except that in the case of the additional individual mentioned above, the compensation shown with respect to the year ended December 31, 1999 only covers the period during which this individual was serving as executive officer of St. Laurent. THE INFORMATION PROVIDED INCLUDES THE DOLLAR VALUE OF BASE SALARIES AND BONUS AWARDS IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED, IF ANY, THE NUMBER OF STOCK OPTIONS, THE DOLLAR VALUE OF ST. LAURENT RSU'S AT THE TIME OF GRANT AND CERTAIN OTHER COMPENSATION, IF ANY, WHETHER PAID OR DEFERRED.

                                     ANNUAL COMPENSATION                      LONG-TERM
                                  --------------------------             COMPENSATION AWARDS
                                                      OTHER    ---------------------------------------     ALL
                                                     ANNUAL    SECURITIES UNDER                           OTHER
NAME AND                                             COMPEN-     OPTIONS/SARS     RESTRICTED SHARES OR   COMPEN-
PRINCIPAL POSITION        YEAR    SALARY    BONUS    SATION       GRANTED(H)      ST. LAURENT RSUS(I)    SATION
------------------       -------  -------  -------   -------   ----------------   --------------------   -------
                                    ($)      ($)      ($)          ($)                   ($)               ($)
JOSEPH J. GURANDIANO...  1999     462,721  185,155   12,346         59,845           8,046 Units           2,646
President and Chief                                                               based on $185,155
Executive Officer        1998     441,048       --   11,729         46,631                --               1,621
                         1997     360,192       --    9,259         79,527                --             306,303
RONALD J. GLICK(a).....  1999     219,895   47,508       --         20,616           3,010 Units              --
Vice-President,                                                                    based on $69,262
Container-               1998(b)   60,304    1,075       --             --                --              25,000
board Sales and          1997          --       --       --             --                --                  --
Marketing
ROBERT J. GEIB(a)......  1999     235,035    5,171(g)     --        21,071            327 Units            2,399
President and Chief                                                                based on $7,538
Operating Officer        1998     211,338   40,000    1,937         16,278                --             160,578
St. Laurent Packaging    1997(c)   58,338       --       82         12,024                --                 129
Corp.
RICHARD GARNEAU........  1999     246,242   71,427    9,999         14,636           3,104 Units           1,272
Senior Vice-President                                                              based on $71,427
and Chief Financial      1998     212,080       --    9,499         11,243                --                  --
Officer                  1997(d)   53,077       --   23,593             --                --                  --
PIERRE BOURDAGES.......  1999     201,861   43,697    6,275         12,997           1,899 Units          45,371(j)
Senior Vice-President,                                                             based on $43,697
Fibre                    1998     195,442       --    5,961         10,274                --                  --
                         1997     174,253       --    4,807          7,640                --                  --
WILSON BLACKBURN(a)....  1999(e)  145,061   44,703   15,528              0                --             300,000
Senior Vice-President,   1998     222,504   30,000    2,037          3,015                --                  --
Containerboard           1997(f)   66,672       --      348             --                --                  --

---------------

(a) The remuneration shown in this table for Messrs. Glick, Geib and Blackburn has been expressed and paid to them in U.S. dollars by St. Laurent Paperboard Corp., St. Laurent Packaging Corp. and St. Laurent Paperboard (U.S.) Inc., respectively.

(b)  From March 23 to December 31, 1998.

(c)  From September 18 to December 31, 1997.

(d)  From September 22 to December 31, 1997.

(e)  From January 1 to July 30, 1999.

(f)  From September 10 to December 31, 1997.

(g) This amount was paid to Mr. Geib on May 14, 1999 as an incentive bonus in respect of fiscal 1998.

(h)  Includes only On-Going Options.

(i) The numbers in this column represent units awarded for fiscal 1999 under St. Laurent's Performance Share Plan, based on the share price of Cdn.$23.01 which was the weighted average trading price per St. Laurent Common Share for the five trading days preceding February 24, 2000, being the date of grant of the units in Canadian currency

(j) Of this amount, $44,198 represents the value on the date of maturity of the St. Laurent RSUs granted to the executive officer in question in February 1996 under the St. Laurent Managers' Share Purchase Plan and which have now matured.

Option/SAR Grants During the Most Recently Completed Financial Year

     The table below shows information regarding grants of outstanding on-going options made to the Named Executive Officers under the St. Laurent Long-Term Incentive Plan during the financial year ended December 31, 1999. The maximum number of St. Laurent Common Shares that may be issued pursuant to the exercise of options granted under such plan is currently limited to 1,031,684.

                                                   % OF TOTAL                     MARKET VALUE OF
                                                  OPTIONS/SARS                      SECURITIES
                              SECURITIES UNDER     GRANTED TO                       UNDERLYING
                                OPTIONS/SARS      EMPLOYEES IN    EXERCISE OR     OPTIONS/SARS ON
NAME                              GRANTED        FINANCIAL YEAR    BASE PRICE    THE DATE OF GRANT   EXPIRATION DATE
----                          ----------------   --------------   ------------   -----------------   ---------------
                                    (#)                           ($/Security)     ($/Security)
Joseph J. Gurandiano........       59,845             17.96          15.67             15.67           May 5, 2009
Ronald J. Glick.............       20,616              6.19          15.67             15.67           May 5, 2009
Robert J. Geib..............       21,071              6.32          15.67             15.67           May 5, 2009
Richard Garneau.............       14,636              4.39          15.67             15.67           May 5, 2009
Pierre Bourdages............       12,997              3.90          15.67             15.67           May 5, 2009
Wilson Blackburn............      --                 --              --              --                   --

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

     No options were exercised by the Named Executive Officers during the financial year ended December 31, 1999. The following table summarizes for each of the Named Executive Officers the total number and value of unexercised options held at December 31, 1999. Value of unexercised in-the-money options at financial year-end, if any, is the difference between their exercise or base prices and the fair market value of the St. Laurent Common Shares on December
31, 1999, which was Cdn.$19.25 per share. The values indicated are not necessarily indicative of the actual gains, if any, which could be realized upon an eventual exercise of options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the St. Laurent Common Shares on the date of exercise.

                               SECURITIES    AGGREGATE                                 VALUE OF UNEXERCISED IN-THE-
                               ACQUIRED ON     VALUE     UNEXERCISED OPTIONS/SARS AT       MONEY OPTIONS/SARS AT
NAME                            EXERCISE     REALIZED              FY-END                         FY-END
----                           -----------   ---------   ---------------------------   -----------------------------
                                                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                                 (#)           ($)         -------        -------        -------         -------
                                                             (#)          (#)             ($)            ($)
Joseph J. Gurandiano.........                              146,589        184,463        494,006         293,772
                                  --           --
Ronald J. Glick..............                                  Nil         20,616            Nil          73,805
                                  --           --
Robert J. Geib...............                                8,066         41,307             32          75,564
                                  --           --
Richard Garneau..............                                2,249         23,630             22          52,486
                                  --           --
Pierre Bourdages.............                               16,282         30,758          6,410          50,872
                                  --           --
Wilson Blackburn.............                                3,015            Nil             30             Nil
                                  --           --

Pension Benefits

     St. Laurent also provides certain retirement benefits to employees, including the Named Executive Officers, through pension plans registered with the appropriate authorities in Canada (the "Canadian Plan") and the United States (the "US Plans" and, together with the Canadian Plan, the "St. Laurent Plans"). Under each of the St. Laurent Plans annual pension is limited to the maximum permitted by the appropriate taxing authorities (Canada Customs and Revenue Agency or the IRS in the United States), as follows: (i) Cdn.$1,722 times the number of years of credited service in the case of the Canadian Plan, and (ii) $125,000 for 1997, $130,000 for 1998 and 1999 and $135,000 for 2000,
and subsequently increased consistent with the Consumer Price Index for the US Plans.

     On January 1, 1996 St. Laurent implemented a Supplementary Employee Retirement Plan (the "SERP") pursuant to which additional pension benefits in excess of those that can be provided under the Canadian Plan may become payable to certain executive officers of St. Laurent and its operating subsidiaries qualified for participation under the SERP based on their position level. Certain of the Named Executive Officers, namely Messrs. Gurandiano, Garneau and Bourdages, are participants of the SERP. Under the SERP, a participant becomes entitled to an annual supplementary retirement allowance equal to 2% (in the case of the Chief Executive Officer) or 1.75% (in the case of a vice-president reporting directly to the Chief Executive Officer) of his average remuneration (average of the highest annual base salary and all premiums and bonuses paid under short-term incentive plans in any three of the last five calendar years of service) multiplied by the number of years of credited service as an employee of St. Laurent, reduced by any amount payable under the Canadian Plan for the corresponding years of credited service. Entitlement to the maximum annual supplementary retirement Allowance requires attainment of age 60 and completion of 15 years of continuous employment with St. Laurent or designated affiliates (or 65 years of age if the executive has less than 15 years of service). In addition, pursuant to a recent amendment to the SERP, participants of the SERP who have completed at least 20 years of continuous employment with St. Laurent or designated affiliates upon attaining the age of 58 also become entitled to the maximum annual supplementary retirement allowance. The pension benefits under the Canadian Plan and the SERP are in the form of a joint and 60% survivor annuity.

     The following tables set forth the total annual pension benefits which are payable under the Canadian Plan and the SERP for certain Named Executive Officers, namely Messrs. Gurandiano, Garneau and Bourdages:

Pension Plan Table for certain Named Executive Officers under the Canadian Plan and the SERP other than the Chief Executive Officer

                                                                   CREDITED YEARS OF SERVICE
                                                        -----------------------------------------------
REMUNERATION                                              15        20        25        30        35
------------                                            -------   -------   -------   -------   -------
(Cdn.$)                                                 (Cdn.$)   (Cdn.$)   (Cdn.$)   (Cdn.$)   (Cdn.$)
200,000...............................................   52,500    70,000    87,500   105,000   122,500
225,000...............................................   59,063    78,750    98,438   118,125   137,813
250,000...............................................   65,625    87,500   109,375   131,250   153,125
275,000...............................................   72,188    96,250   120,313   144,375   168,438
300,000...............................................   78,750   105,000   131,250   157,500   183,750

Pension Plan Table for the Chief Executive Officer

                                                                   CREDITED YEARS OF SERVICE
                                                        -----------------------------------------------
REMUNERATION                                              15        20        25        30        35
------------                                            -------   -------   -------   -------   -------
(Cdn.$)                                                 (Cdn.$)   (Cdn.$)   (Cdn.$)   (Cdn.$)   (Cdn.$)
450,000...............................................  135,000   180,000   225,000   270,000   315,000
500,000...............................................  150,000   200,000   250,000   300,000   350,000
550,000...............................................  165,000   220,000   275,000   330,000   385,000
600,000...............................................  180,000   240,000   300,000   360,000   420,000

     On May 23, 1997 the board of directors of St. Laurent Paperboard (U.S.) Inc. adopted an Executive Supplemental Retirement Plan (the "ESRP") for certain elected officers and selected employees who are participants in one of the US Plans, namely the St. Laurent Paperboard Retirement Plan for Non-Union Employees (the "Regular Retirement Plan"). The ESRP provides retirement benefits in addition to those provided under the Regular Retirement Plan. Mr. Robert J. Geib, a Named Executive Officer, is a participant of the ESRP. Under the ESRP, a participant becomes entitled to receive a supplemental annual benefit equal to the sum of (i) and (ii): (i) 3.0% of his Average Incentive Pay times years of participation service up to a maximum of 15 years; plus (ii) 2.0% of his Average Incentive Pay times years of participation service in excess of 15. In addition, any employee whose benefits in the Regular Retirement Plan are affected by legal limitations will receive an additional benefit from the ESRP to replace the benefit lost due to the limitations. For the purpose of the ESRP, Average Incentive Pay means 1/5 of a participant's incentive pay (any annual incentive compensation or bonus) for the five consecutive fiscal years within the last 10 consecutive fiscal years which give the greatest such amount. Entitlement to the maximum Annual Supplementary Retirement Allowance requires attainment of age 62 and completion of 10 years of service. The pension benefits under the Regular Retirement Plan and the ESRP are in the form of a life annuity.

     The following table sets forth the total annual pension benefits which are payable under the Regular Retirement Plan and the ESRP for Mr. Robert J. Geib, a Named Executive Officer:

PENSION PLAN TABLE FOR CERTAIN NAMED EXECUTIVE OFFICERS UNDER THE REGULAR RETIREMENT PLAN AND THE ESRP

                                                              CREDITED YEARS OF SERVICE
                                                 ---------------------------------------------------
REMUNERATION                                       15         20         25         30         35
------------                                     -------    -------    -------    -------    -------
(Cdn.$)                                          (Cdn.$)    (Cdn.$)    (Cdn.$)    (Cdn.$)    (Cdn.$)
200,000......................................    53,400      68,200     83,100     98,000    112,900
225,000......................................    60,700      77,700     94,700    111,600    128,700
250,000......................................    68,100      87,100    106,200    125,300    144,400
275,000......................................    75,500      96,600    117,800    139,000    160,200
300,000......................................    82,900     106,100    129,400    152,600    175,900
350,000......................................    97,700     125,100    152,500    179,900    207,400

---------------

Note: Assumption: Total remuneration is assumed to be 70.00% base pay and 30.00% bonus.

     The respective credited years of service as of December 31, 1999 and compensation covered for the Named Executive Officers (other than Mr. Blackburn, who is no longer with St. Laurent) are as follows:

                                                                                 CREDITED YEARS OF SERVICE
                                                                                 -------------------------
NAME                                                     COMPENSATION COVERED    ST. LAURENT PLANS    SERP
----                                                     --------------------    -----------------    ----
Joseph J. Gurandiano.................................        Cdn.$462,721              20.4           20.4
Ronald J. Glick......................................            $219,895              1.75              0
Robert J. Geib.......................................            $274,276               1.3            1.3
Richard Garneau......................................        Cdn.$246,242               2.3            2.3
Pierre Bourdages.....................................        Cdn.$201,861              22.4            4.2

THE SVA BASED ST. LAURENT INCENTIVE PLAN

     Under the SVA Based St. Laurent Inc. Incentive Plan (the "SVA based SPIP"), performance of executives and senior managers is measured against preset annual SVA targets and objectives (or "drivers") for each value center of St. Laurent and, in the case of top-line executives, for St. Laurent as a whole. SVA, which stands for "shareholder value added", is defined as the difference between net operating profit after taxes and the cost of capital employed. The compensation committee of St. Laurent is responsible for the management and administration of the SVA based SPIP. The SVA based SPIP is available four categories of St. Laurent's management, with the target performance objectives and maximum award varying for each such category. The targets and drivers for the SVA based SPIP are set before the beginning of each fiscal year by the President and Chief Executive Officer of St. Laurent and are calculated according to a formula which considers such variables as the prior year SVA and the current year SVA. The calculation of a participant's individual award is based on a quadruple multiple of the following factors: job class, SVA performance factors (established on the basis of the performance of the participant's value center by reference to the SVA targets for the year), the value drivers performance factor (based on performance of the participant's value center by reference to specific drivers) and the participant's individual performance factor based on his individual performance. The resulting multiple is then applied to the participant's base salary as at January 1 of the year in question in order to calculate his SVA based SPIP for that year.

     In February 2000, a short-term incentive award was paid to each of the Named Executive Officers under the SVA based SPIP in respect of the financial year ended December 31, 1999.

THE ST. LAURENT LONG-TERM INCENTIVE PLAN

     The St. Laurent Long-Term Incentive Plan is administered by the compensation committee of St. Laurent and is subject to the general authority of the Board of Directors. The plan is designed to encourage participants to further the development of St. Laurent and to attract and retain key officers over the long term. The plan is composed of the following:

     (a) St. Laurent granted to Eligible Employees (as defined in the St. Laurent Long Term Incentive Plan) a one-time right to purchase common shares (the "Executive Shares") on the closing of the initial public offering of St. Laurent. The number of Executive Shares purchased by each Eligible Employee was equal to a percentage, established by the compensation committee of St. Laurent, of the 1994 annualized base salary of such Eligible Employee divided by the purchase price. 90,512 Executive Shares were purchased at Cdn.$12.15 per St. Laurent Common Share, being a discount of 10% from the price at which St. Laurent Common Shares were sold pursuant to the initial public offering. The Executive Shares had to be retained by the Eligible Employee for at least two years following the date of purchase and the Eligible Employee had to remain in the continuous employment of St. Laurent for a period of two years after the purchase of the Executive Shares, failing which the Eligible Employee was obliged to pay to St. Laurent the amount of the discount from the price at which the St. Laurent Common Shares were sold pursuant to the initial public offering. St. Laurent provided financial assistance to participants in the form of an interest-free loan or bank financing with interest assumed by St. Laurent. This financial assistance is repayable from proceeds on the sale by the Eligible Employee of any Executive Shares purchased, by the application of any dividends declared and paid on such Executive
          Shares, any moneys payable to the Eligible Employee under the St. Laurent RSUs, 25% of any bonus paid to the Eligible Employee under the SVA based SPIP and, as to any remainder, by the Eligible Employee.

     (b) Effective on the date of purchase of Executive Shares, St. Laurent granted to each Eligible Employee who purchased Executive Shares one St. Laurent RSU for every two Executive Shares purchased. Each RSU entitled the holder to receive one St. Laurent Common Share at the end of a three-year period following the purchase of the Executive Shares, without payment of further consideration by the Eligible Employee, provided the Eligible Employee had remained in the continuous employment of St. Laurent and had retained ownership of his Executive Shares throughout such period. In the event the Eligible Employee sold Executive Shares before the end of such period, one St. Laurent RSU was forfeited by the Eligible Employee for every two Executive Shares sold. On June 16, 1997 a total of 26,118 St. Laurent RSUs matured and were converted into a corresponding number of St. Laurent Common Shares.

     (c) Each Eligible Employee was granted, effective on the closing of the initial public offering, options to purchase a number of St. Laurent Common Shares equal to a percentage, established by the compensation committee of St. Laurent, of the 1994 annualized base salary of such Eligible Employee divided by the exercise price (the "One-Time Options"). The exercise price of the one-time options was Cdn.$13.50 per St. Laurent Common Share, being the price at which St. Laurent Common Shares were sold pursuant to the initial public offering.

     (d) Each Eligible Employee of St. Laurent may also, from time to time, be granted on-going options to purchase a number of St. Laurent Common Shares not to exceed in any one fiscal year of St. Laurent a percentage, established by the compensation committee of St. Laurent, of the annualized base salary of such Eligible Employee divided by the exercise price (the "On-Going Options"). For the Named Executive Officers, yearly option opportunities range from 275% of base salary for the President and Chief Executive Officer to 120% for the other Named Executive Officers. The number and exercise price of On-Going Options are fixed by the Board of Directors at the time of the grant, in the latter case based on the weighted average price per St. Laurent Common Share on the TSE for the last five trading days immediately preceding the date of the grant. The aggregate number of One-Time Options and On-Going Options (collectively, the "Options") is currently limited to that number which, if exercised, would result in the issuance of an aggregate of 1,031,684 St. Laurent Common Shares. The St. Laurent Long Term Incentive Plan establishes that Options expire 10 years after the date of the grant except in special circumstances. Unless the compensation committee of St. Laurent otherwise determines, (i) 1/3 of One-Time Options granted to Eligible Employees become exercisable three years after the date of the grant, a further 1/3 become exercisable four years after the date of the grant, and the remaining Options become exercisable five years after the date of the grant; and (ii) On-Going Options become exercisable at the rate of 20% per annum, on a cumulative basis, from the date of the grant. In the financial year ended December 31, 1999, On-Going Options to purchase a total of 218,361 common shares were granted by St. Laurent under the St. Laurent Long Term Incentive Plan, including the 129,165 On-Going Options granted to the Named Executive Officers.

THE ST. LAURENT MANAGERS' SHARE PURCHASE PLAN

     The St. Laurent Managers' Share Purchase Plan is designed to promote a proprietary interest in St. Laurent at the managerial level, to encourage the long-term development of St. Laurent and to attract and retain managers necessary to the long-term success of St. Laurent. The plan is administered by the compensation committee of St. Laurent, subject to the general authority of the Board of Directors. The plan comprises a share purchase offer component and a St. Laurent RSU grant component. Under the share purchase offer component, Eligible Employees (as defined in the plan) were given the opportunity to subscribe to a number of St. Laurent Common Shares (the "Management Shares") calculated on the basis of a percentage of such employee's annualized base salary divided by the purchase price of the St. Laurent Common Shares (90% of the market price thereof, which is defined in the plan as the weighed average of the trading price per St. Laurent Common Share on the TSE for the last five trading days preceding the last business day before the purchase date). The maximum number of St. Laurent Common Shares issuable by St. Laurent under the plan is limited to 300,000. Upon the termination of the Eligible Employee's employment with St. Laurent (or a Subsidiary or Affiliate thereof, as the case may be) within two years of the date of purchase, a penalty equal to 10% of the market price of the Management Shares acquired becomes payable by the Eligible Employee to St. Laurent as liquidated damages. This penalty also applies if the Management Shares are resold by the Eligible Employee during the same period.

     Concurrently with any purchase of Management Shares pursuant to the share purchase offer component of the St. Laurent Managers' Share Purchase Plan, Eligible Employees received one St. Laurent RSU for every two Management Shares so purchased by them. Each St. Laurent RSU under the plan entitles the holder to receive, on the third anniversary of the date of grant, one St. Laurent Common Share without further consideration being payable in respect thereof. All St. Laurent RSUs so issued are automatically forfeited upon the termination of the employment of the holder with St. Laurent, a Subsidiary or Affiliate thereof prior to the expiry of the aforementioned three year period. Similarly, where an Eligible Employee sells, transfers or otherwise alienates Management Shares purchased under the plan prior to the expiry of a two-year period from the date of purchase, one St. Laurent RSU will be automatically forfeited for every two Management Shares so sold, transferred or otherwise alienated. There are a total of 11,819 St. Laurent RSUs outstanding at the date hereof.

     Subject to the vested rights of participants in the plan as of May 15, 1998 to receive St. Laurent Common Shares pursuant to existing St. Laurent RSUs, no additional share purchase offers or St. Laurent RSUs have been granted after such date, as the plan has been replaced by the St. Laurent Managers' Stock Option Plan described below.

THE ST. LAURENT MANAGERS' STOCK OPTION PLAN

     The St. Laurent Managers' Stock Option Plan was implemented in February of 1999. The purpose of the plan is to (i) promote a proprietary interest in St. Laurent among its key employees and those of its existing or future Subsidiaries and Affiliates, (ii) encourage them to further the development of St. Laurent, its Subsidiaries and Affiliates, and (iii) attract and retain key employees necessary for the long-term success of St. Laurent, its Subsidiaries and Affiliates. Under the plan, which is administered by the compensation committee of St. Laurent, subject to the general authority of the Board of Directors, Eligible Employees (as defined in the plan) may be granted, on an annual basis, on-going options to purchase St. Laurent Common Shares. The number of St. Laurent Common Shares to be covered by each such on-going option shall not exceed in any one fiscal year of St. Laurent a percentage of the annual Base Salary (as defined in the plan) of the relevant optionee to be determined from time to time by the compensation committee of St. Laurent, divided, in each case, by the exercise price (the Weighted Average Price (as defined in the plan) per St. Laurent Common Share at which the St. Laurent Common Shares traded on the TSE during the period of five consecutive trading days ending on the trading day immediately prior to the date of the grant). The percentage of the annual Base Salary of Eligible Employees used to calculate the number of on-going options to be granted, which shall not exceed 60% of the Base Salary, is based on the Eligible Employee's classification and ranking within St. Laurent, taking into consideration the individual performance rating of the Eligible Employee under the terms of the performance evaluation program of St. Laurent. The maximum number of St. Laurent Common Shares issuable by St. Laurent pursuant to the exercise of on-going options under the St. Laurent Managers' Stock Option Plan is limited to 500,000. The plan establishes that on-going options granted thereunder expire 10 years after the date of the grant except in special circumstances. Unless the compensation committee of St. Laurent otherwise determines, the on-going options granted under the plan become exercisable at the rate of 20% per annum, on a cumulative basis, from the date of the grant.

     In the financial year ended December 31, 1999, options to purchase a total of 105,587 St. Laurent Common Shares were granted under the St. Laurent Managers' Stock Option Plan.

THE ST. LAURENT PERFORMANCE SHARE PLAN

     On January 1, 1998, the St. Laurent Performance Share Plan became effective. The purposes of the plan are to reward Key Employees (as defined hereinafter) for the creation of economic value for the shareholders, assure a certain level of ownership by Key Employees and provide Key Employees with potential capital accumulation for retirement and with a total compensation which is competitive with that of similar positions in markets where St. Laurent and its Affiliates compete for managerial and professional talent. The St.
Laurent Performance Plan is administered by the compensation committee of St. Laurent and is intended for key employees of St. Laurent or its Affiliates, which in general will include officers and other employees who occupy leadership positions, either with St. Laurent or with any of its Affiliates, and have demonstrated a capacity for contributing in a substantial measure to the successful performance of St. Laurent or its Affiliates (the "Key Employees"). Under the St. Laurent Performance Share Plan, Key Employees may be granted units of participation therein ("Performance Shares"), the number of Performance Shares covered by a normal grant being equal to the number obtained by dividing the guideline annual grant expressed as a percentage of the bonus amount earned by the participant in respect of the calendar year preceding the date of grant under the SVA based SPIP (100% for the Chief Executive Officer, for each of the executive vice-presidents and for each of the corporate vice-presidents) by the weighted average trading price per St. Laurent Common Share on the TSE for the five trading days preceding the date of grant. Grants of Performance Shares under the St. Laurent Performance Plan will generally be made annually at the same time as annual bonuses are paid under the SVA based SPIP.

     Performance Shares granted pursuant the St. Laurent Performance Plan are either Basic Performance Shares or Voluntary Performance Shares, depending on whether the required ownership level is met at the time of grant. Performance Shares become redeemable for cash within specified periods following a participant's termination of employment, for whatever reason, except that Basic Performance Shares are immediately forfeited upon a termination of employment for cause. The value of a Performance Share for purposes of redemption is the weighted average of the trading price per St. Laurent Common Share on the TSE for the day of termination and the last trading day of each of the weeks preceding the date of termination. As described above, the grant of Performance Shares under the Performance Plan does not entitle grantees thereof to acquire
St. Laurent Common Shares or other securities of St. Laurent under any circumstances and a participant shall not, by holding Performance Shares thereunder, be, or otherwise be considered to be, a shareholder of St. Laurent.

     An aggregate of 24,625 Performance Shares were awarded to the Named Executives Officers for the financial year ended December 31, 1999, based on the short-term incentive award granted under the SVA based SPIP.

                                   APPENDIX H

                            ST. LAURENT RIGHTS PLAN

     The St. Laurent Rights plan has been in effect since February 1, 1995, was amended on April 28, 1995; on March 5, 1998; on May 7, 1998 and further amended on February 23, 2000, and will expire on February 1, 2005, subject to reconfirmation by the shareholders of St. Laurent every third annual general meeting following the 1995 meeting of shareholders of St. Laurent.

     A copy of the St. Laurent Rights Plan is available form the Secretary of St. Laurent at the registered office of St. Laurent located at 630 Rene-Levesque Blvd. West, Suite 3000, Montreal, Quebec, H3B 5C7, and copies of the St. Laurent Rights Plan will be available at the Meeting. Capitalized terms used below which are not otherwise defined have the same meaning given to them in the St. Laurent Rights Plan.

Summary of the St. Laurent Rights Plan

     The following is a summary of the terms of the St. Laurent Rights Plan and is qualified in its entirety by the full text of the St. Laurent Rights Plan.

     One Right has been issued by St. Laurent pursuant to the St. Laurent Rights Plan in respect of each St. Laurent Common Share outstanding. Each Right will entitle the registered holder to purchase from St. Laurent one St. Laurent Common Share at a price of Cdn.$65, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. In addition, on a Flip-in Event, each Right will entitle the holder to purchase that number of St. Laurent Common Shares having a market value of Cdn.$130 for the initial exercise of Cdn.$65.

     Until the Separation Time, the Rights trade together with the St. Laurent Common Shares, are represented by the common share certificates and are not exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the St. Laurent Common Shares.

     The Separation Time is defined in the St. Laurent Rights Plan as the close of business on the eighty Trading Day (or such earlier or later day as may be determined by the Board of Directors) after the earlier of:

     (a) public disclosure that a Person has become an Acquiring Person (defined in the St. Laurent Rights plan as a person who has acquired, other than pursuant to an exemption available under the St. Laurent Rights Plan or a Permitted Bid, beneficial ownership of 20% or more of the Voting Shares of St. Laurent);

     (b) the date of the commencement of, or first public announcement of an intention to commence, a Take-over Bid (other than a Permitted Bid) to acquire beneficial ownership of 20% or more of the Voting Shares of St. Laurent; and

     (c)  the date upon which a Permitted Bid ceases to be a Permitted Bid.

     A Permitted Bid is defined in the St. Laurent Rights Plan as a Take-over Bid made in compliance with (but not on a basis which is exempt from) the provisions of the applicable take-over bid legislation. In addition, a Permitted Bid must comply with the following requirements:

     (a) the Take-over Bid is made on identical terms to all holders of outstanding Voting Shares of St. Laurent wherever resident, for all Voting Shares held; and

     (b) the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding Voting Shares of St. Laurent (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the Voting Shares are so deposited, an announcement of such fact must be made and the bid must remain open for a further 10-day period.

     If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a Take-over Bid on terms which the Board of Directors considers fair to all shareholders. In such circumstances, the Board of Directors may waive the application of the St. Laurent Rights Plan or redeem the Rights, thereby allowing such bid to proceed without dilution to the Offeror.

     Under the St. Laurent Rights plan, a Flip-in Event is any transaction in or pursuant to which any Person becomes an Acquiring Person (of 20 percent or more of the outstanding Voting Shares of St. Laurent).

     Therefore, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of Cdn.$0.001 per Right, appropriately adjusted for anti-dilution as set out in the St. Laurent Rights Plan.

Amendments to the St. Laurent Rights Plan

     The St. Laurent Rights Plan was amended by the Board of Directors in March of 1998 in the following manner: (i) the definition of "Beneficial Ownership" was amended to exclude shares over which voting power is held by a person as a result of an arrangement, agreement or otherwise and to exclude the holdings of a securities depository other than in a Take-over bid context; (ii) the definition of "Competing Permitted Bid" was amended to refer to the minimum statutory requirements of the Securities Act (Ontario) rather than specifying a period of 21 days regarding the minimum delay for taking up and paying for the Voting Shares of St. Laurent made by way of a private placement to private placements as a result of which a Person does not acquire more than 25% of the Voting Shares of St. Laurent outstanding prior to the private placement; and
(iv) other drafting changes and clarifications to the St. Laurent Rights Plan were made as a result of discussions with representatives of institutional shareholders of St. Laurent. The St. Laurent Rights Plan was further amended on February 23, 2000 to change the definition of "Separation Time" to mean the close of business on the eighth Trading Day after the earlier of: (i) the Stock Acquisition Date; (ii) the date of the commencement of, or the first public announcement (provided such announcement is made after the Record Time) of the intent of any Person (other than St. Laurent or any Subsidiary of St. Laurent) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted
Bid); (iii) or such later time as may be determined by the Board of Directors; provided that if any Take-over Bid referred to in (ii) above expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed never to have been made.

     The Board of Directors has waived the application of the St. Laurent Rights Plan, including the deferral of the Separation Time thereunder with respect to the Transaction. St. Laurent has agreed not to redeem the Rights issued under the St. Laurent Rights Plan or terminate the St. Laurent Rights Plan until immediately prior to the Effective Time, unless St. Laurent is required to do so by a court of competent jurisdiction or any applicable regulatory authority.

                                   APPENDIX I

                          ST. LAURENT PAPERBOARD INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                AUDITORS' REPORT

To the Directors of
ST. LAURENT PAPERBOARD INC.

     We have audited the consolidated balance sheets of St. Laurent Paperboard Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.

LOGO

PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Canada

January 24, 2000,  except as to Note 10 b), which is as of February 25, 2000 and
Note 20, which is as of February 23, 2000.

                          ST. LAURENT PAPERBOARD INC.

                   CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

                                                                    YEAR ENDED DECEMBER 31
                                                               --------------------------------
                                                                 1999        1998        1997
                                                               --------    --------    --------
                                                                 (in thousands of US dollars,
                                                                  except per share amounts)
Sales.......................................................   $986,819    $860,473    $642,700
Cost of delivery............................................     71,022      68,566      52,258
                                                               --------    --------    --------
Net sales...................................................    915,797     791,907     590,442
                                                               --------    --------    --------
Cost of sales...............................................    711,030     665,102     509,162
Amortization................................................     67,023      63,508      47,621
Selling and administrative expenses.........................     62,651      51,919      42,563
Restructuring charge (Note 17)..............................      --         12,878       --
                                                               --------    --------    --------
                                                                840,704     793,407     599,346
                                                               --------    --------    --------
Operating earnings (loss)...................................     75,093      (1,500)     (8,904)
Interest expense, net (Note 12).............................     28,609      29,397      33,760
Other income, net (Note 12).................................    (13,792)       (497)       (213)
                                                               --------    --------    --------
Earnings (loss) before income taxes.........................     60,276     (30,400)    (42,451)
Provision for (recovery of) income taxes (Note 13)..........     21,836      (7,137)    (12,010)
                                                               --------    --------    --------
Net earnings (loss) before non-controlling interest.........     38,440     (23,263)    (30,441)
Non-controlling interests...................................       (103)      --          --
Increase in equity component of convertible
  Debentures, net of income taxes (1997 -- $1,480)..........      --          --         (3,094)
                                                               --------    --------    --------
Net earnings (loss) attributable to common shares...........   $ 38,337    $(23,263)   $(33,535)
                                                               ========    ========    ========
Net earnings (loss) per common share
     Basic..................................................   $   0.78    $  (0.47)   $  (0.98)
                                                               ========    ========    ========
     Fully diluted..........................................   $   0.77            (1)         (1)
                                                               ========    ========    ========
Weighted average number of outstanding common shares (in
  thousands)................................................     49,328      49,124      34,384
                                                               ========    ========    ========

---------------

(1) Anti-dilutive

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                                                    YEAR ENDED DECEMBER 31
                                                               --------------------------------
                                                                 1999        1998        1997
                                                               --------    --------    --------
                                                                 (in thousands of US dollars)
Balance at beginning of year................................   $  1,769    $ 25,032    $ 58,567
Net earnings (loss) attributable to common shares...........     38,337     (23,263)    (33,535)
                                                               --------    --------    --------
Balance at end of year......................................   $ 40,106    $  1,769    $ 25,032
                                                               ========    ========    ========

              See notes to the Consolidated Financial Statements.
                                       I-2

                          ST. LAURENT PAPERBOARD INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31
                                                                -----------------------------------
                                                                  1999         1998         1997
                                                                ---------    ---------    ---------
                                                                   (in thousands of US dollars)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net earnings (loss).......................................    $  38,337    $ (23,263)   $ (30,441)
  Items not involving cash
     Amortization of property, plant and equipment, start-up
       and deferred costs and goodwill......................       67,023       63,508       47,621
     Amortization and write-off of debt issue costs.........        1,438        1,422        9,538
     Future income taxes....................................       20,379       (8,163)     (13,560)
     Gain on asset disposals................................       (5,094)        (235)        (235)
     Other..................................................         (927)        (758)      (2,019)
  Start-up and other deferred costs incurred................       (2,199)         414       (2,267)
  Pension expense, net of funding...........................        3,242        9,358        1,129
  Interest payments, net of expense.........................       --           --           (4,795)
  Non-controlling interests.................................          103       --           --
                                                                ---------    ---------    ---------
                                                                  122,302       42,283        4,971
  Change in non-cash working capital relating to operations
     Accounts receivable....................................      (10,588)      11,913       (8,856)
     Inventory..............................................        9,704       (1,942)     (11,846)
     Prepaid expenses.......................................          226       (8,153)      (2,608)
     Accounts payable and accrued liabilities...............       23,854       (8,825)      11,804
     Income and other taxes payable.........................         (538)         123        1,829
                                                                ---------    ---------    ---------
                                                                   22,658       (6,884)      (9,677)
                                                                ---------    ---------    ---------
  Cash provided by (used in) operations.....................      144,960       35,399       (4,706)
                                                                ---------    ---------    ---------
INVESTING ACTIVITIES
  Business acquisitions, including bank indebtedness assumed
     of $5,678 in 1997 (Note 3).............................      (70,415)      --         (506,353)
  Additions to property, plant and equipment................      (57,138)     (49,235)     (44,038)
  Proceeds from disposals of property, plant and
     equipment..............................................        9,059          235          312
                                                                ---------    ---------    ---------
  Cash used in investing activities.........................     (118,494)     (49,000)    (550,079)
                                                                ---------    ---------    ---------
FINANCING ACTIVITIES
  Issuance of common shares, net of expenses................        1,537        2,144      349,442
  Redemption of common shares...............................       --             (370)      --
  Issuance of long-term debt................................          610      230,256      245,453
  Repayment of long-term debt...............................       (9,549)    (241,892)     (12,940)
  Debt issue costs..........................................       (1,354)      (4,496)      (8,487)
  Minority interests........................................          700       --           --
  Cash held in escrow.......................................       --           11,000      (11,000)
                                                                ---------    ---------    ---------
  Cash provided by (used in) financing activities...........       (8,056)      (3,358)     562,468
                                                                ---------    ---------    ---------
INCREASE (DECREASE) IN CASH.................................       18,410      (16,959)       7,683
CASH (INDEBTEDNESS) AT BEGINNING OF YEAR....................       (3,519)      13,440        5,757
                                                                ---------    ---------    ---------
CASH (INDEBTEDNESS) AT END OF YEAR..........................    $  14,891    $  (3,519)   $  13,440
                                                                =========    =========    =========
CASH (INDEBTEDNESS) CONSISTS OF:
  Cash......................................................    $   9,125    $  --        $   3,689
  Temporary investments.....................................        5,766        2,607        9,751
  Bank indebtedness.........................................       --           (6,126)      --
                                                                ---------    ---------    ---------
                                                                $  14,891    $  (3,519)   $  13,440
                                                                =========    =========    =========

              See notes to the Consolidated Financial Statements.
                                       I-3

                          ST. LAURENT PAPERBOARD INC.
                           CONSOLIDATED BALANCE SHEET

                                                                      DECEMBER 31
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
                                                                  (in thousands of US
                                                                        dollars)
ASSETS

CURRENT ASSETS
  Cash and temporary investments............................    $   14,891    $    2,607
  Accounts receivable.......................................       124,279        95,895
  Income and other taxes recoverable........................         4,792         4,870
  Inventories (Note 4)......................................       106,481        98,542
  Prepaid expenses and other assets.........................        13,984        13,832
                                                                ----------    ----------
                                                                   264,427       215,746
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)......................       816,879       775,960
FUTURE INCOME TAXES (NOTE 13)...............................        --             8,437
DEFERRED CHARGES AND OTHER ASSETS (NOTE 6)..................        33,898        30,347
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $3,991 (1998 --
  $2,777)...................................................        40,339        19,923
                                                                ----------    ----------
                                                                $1,155,543    $1,050,413
                                                                ==========    ==========
LIABILITIES

CURRENT LIABILITIES
  Bank indebtedness.........................................    $   --        $    6,126
  Accounts payable and accrued liabilities..................       102,846        72,112
  Current portion of long-term debt (Note 7)................        47,397         5,975
                                                                ----------    ----------
                                                                   150,243        84,213
LONG-TERM DEBT (NOTE 7).....................................       338,206       356,455
OTHER LIABILITIES (NOTE 8)..................................        32,804        27,271
FUTURE INCOME TAXES (NOTE 13)...............................        18,305         6,363
COMMITMENTS AND CONTINGENCIES (NOTE 10)
SHAREHOLDERS' EQUITY
COMMON SHARES (NOTE 9)......................................       573,471       571,934
CONTRIBUTED SURPLUS.........................................         2,408         2,408
RETAINED EARNINGS...........................................        40,106         1,769
                                                                ----------    ----------
                                                                   615,985       576,111
                                                                ----------    ----------
                                                                $1,155,543    $1,050,413
                                                                ==========    ==========

                      APPROVED BY THE BOARD OF DIRECTORS,



     /s/ Jay J. Gurandiano                    /s/ Raymond R. Pinard
     ------------------------------           ------------------------------
     Jay J. Gurandiano                        Raymond R. Pinard
     Director                                 Director


               See notes to the Consolidated Financial Statements.
                                       I-4

                          ST. LAURENT PAPERBOARD INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

1.  SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF OPERATIONS

    The Company is a producer, supplier and converter of paperboard products. Its principal products are white top linerboard, brown linerboard, corrugating medium and solid bleached paperboard (foodboard and linerboard). The Company converts approximately one third of its paperboard capacity into corrugated boxes, point-of-purchase displays and other products. Its assets are located in the United States and Canada and the products are sold mostly in the United States and Canada.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 19, those principles differ in certain material respects from those that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States.

    The consolidated financial statements include the accounts of the Company and all its subsidiary companies. All significant inter-company transactions and balances have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses on the statement of earnings during the reporting period. Actual results may differ from those estimates.

    FOREIGN EXCHANGE AND HEDGING ACTIVITIES

    Non-monetary assets and liabilities of Canadian activities are translated into US dollars at historical exchange rates. As explained in Note 2, the historical rate for non-monetary items at December 31, 1996 is the rate in effect as at that date. Monetary assets and liabilities are translated from other currencies into US dollars at rates of exchange in effect at the date of the balance sheet. Exchange gains or losses on Canadian dollar denominated long-term debt are deferred and amortized over the expected life of the related debt using the straight-line method.

    Revenues and expenses are translated at the average rate during the month in which the transaction took place, except amortization, which is translated at historical rates.

    The Company currently manages its foreign exchange exposure to future expenses denominated in Canadian dollars through the use of forward contracts and options. Resulting gains and losses on contracts designated as hedges are recognized as part of the related Canadian transactions as they occur and, therefore, are included in the cost of sales.

    The Company also manages its risk exposure to interest rate variations by entering into swap and option agreements. Payments made or received under these agreements are accounted for as adjustments to interest expense.

    The Company also manages its commodities price exposures by entering into cash settled-swap agreements. Resulting gains and losses on contracts designated as hedges are recognized as part of the related transaction as they occur and, therefore, are included in sales or cost of sales, as applicable.

    TEMPORARY INVESTMENTS

    Temporary investments are stated at the lower of cost and market value. They are composed of debt instruments with maturities of less than three months.

    INVENTORIES

    Finished products are valued at the lower of average cost and net realizable value. Fibre, maintenance materials and operating supplies are valued at average cost. The average cost includes, where applicable, direct labor, manufacturing overhead expenses and amortization.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost, net of related investment tax credits. They are amortized over their estimated useful lives, which are approximately 20 years, using the unit of production method for manufacturing facilities and the straight-line method for converting facilities.

    Timberlands are stated at cost and are managed on a sustained yield basis. Major roads are capitalized and amortized over their expected useful life. Amortization is recorded based on timber harvested.

    During  the   construction   period,   interest  is   capitalized  on  major
    improvements and expansion projects. No amortization is charged on major improvements or expansion projects until construction is completed.

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    ENVIRONMENTAL EXPENDITURES

    Environmental expenditures related to current operations are expensed or capitalized as appropriate. Provisions are made for costs of anticipated remedial action when they can be reasonably estimated.

    OTHER ASSETS

    Start-up costs, which include pre-production costs, incurred on significant construction and modernization projects are deferred until the projects are ready to commence commercial production and are then amortized over a period of five years. Debt issue expenses are deferred and amortized over the expected life of the related debt using the straight-line method.

    GOODWILL

    Goodwill is recorded at cost less accumulated amortization. It is amortized over a 20-year period using the straight-line method. The Company assesses annually whether there has been a permanent impairment in the value of the unamortized portion of goodwill by determining whether projected undiscounted future cash flows from the related operations exceed the net book value of goodwill at the assessment date.

    PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS

    Pension costs are determined annually in consultation with independent actuaries and include current service costs, a provision for the amortization of prior service costs and settlement costs related to special events. The pension plans' surplus or deficit, after including the liabilities for past service, is amortized over the estimated average remaining service lives of the employees. The assets of the pension plans are invested in listed common stocks, fixed income securities and cash equivalents.

    In addition to pension benefits, the Company provides limited life insurance, dental and health care benefits to eligible retired employees. The cost of providing these benefits is recognized on an accrual basis during the service years of these employees. The costs include also a provision for the amortization of prior service costs.

    LONG-TERM INCENTIVE PLANS

    The Company recognizes compensation costs related to awards of restricted share units and stock options (see Note 9) when the shares are issued. The costs accounted for on the issuance date are based on the market value of the shares at that date.

    INCOME TAXES

    The Company adopted in 1998 the new accounting rules for income taxes approved by the Canadian Institute of Chartered Accountants in September 1997. Under the new rules, the Company recognizes the amount of taxes payable or refundable for the current year and recognizes also the future income tax liabilities and assets related to the other assets and liabilities recognized in the balance sheet, using the current income tax rate. The impact of the change on 1998 net earnings was not significant. The change has not been applied retroactively since the impact was not significant on financial statements of prior years. The Company does not make provisions for income taxes on the undistributed earnings of foreign subsidiaries, part of which may be subject to certain taxes on distribution to the parent company as such income is reinvested in foreign operations. The amount of such undistributed earnings is not significant at December 31, 1999.

    EARNINGS PER COMMON SHARE

    Earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the year and assuming that all convertible debentures were converted to common shares at the beginning of their respective years, that all outstanding stock options and warrants were exercised from the beginning of the year, and that all shares, entitled to be received through the restricted share units, were issued also at the beginning of the year.

2.  CHANGE IN REPORTING CURRENCY IN 1997

    The consolidated financial statements of the Company were presented in Canadian dollars up to December 31, 1996. Until that date, the Canadian dollar was also considered the functional currency of the Company. With the major acquisition of U.S. assets made in May 1997 (see Note 3), substantially all the Company's revenues are received in US dollars and the Company's Canadian assets and expenses denominated in Canadian dollars represent less than half of the assets and expenses of the Company. For these reasons, the US dollar was adopted in 1997 as the Company's reporting and functional currency. The comparative financial information for 1996 is presented in US dollars in accordance with a translation of convenience method using the Closing exchange rate at December 31, 1996 of $0.73 for CAN$1.00. The translated amount for Canadian non-monetary items at December 31, 1996 became the historical basis for those items in 1997 and subsequently.

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

3.  BUSINESS ACQUISITIONS

    The Company completed the following business acquisitions:

    On December 22, 1999, the Company acquired for cash consideration of $6.5 million all the assets of The Kimball Companies in East Longmeadow, Massachusetts. The Kimball Companies manufacture protective packaging including triplewall, foam, wood and corrugated products.

    On January 29, 1999, the Company purchased a 49% interest in Eastern Container Corporation which operates converting facilities in Massachusetts and New Hampshire and, on November 30, 1999, the Company acquired the remaining 51% interest. The total cash consideration paid by the Company for this acquisition amounted to $25.3 million.

    On July 30, 1999, the Company acquired from Chesapeake Corporation all the assets of the building products business, consisting of two softwood sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia; as well as a chip mill facility located in Pocomoke City, Maryland for cash consideration of $13.8 million.

    On May 28,  1999,  the  Company  acquired  all the  assets  of  Castle  Rock
    Container Company, a custom manufacturer of high-quality corrugated packaging, point-of-purchase displays and communication kit, from Consolidated Papers Inc. located in Adams, Wisconsin for cash consideration of $24.8 million.

    In 1998, there were no business acquisitions.

    On May 23, 1997, the Company acquired from Chesapeake Corporation certain assets of its paperboard business consisting of a pulp and paper mill located in West Point, Virginia, four converting plants located in Richmond and Roanoke, Virginia, Baltimore, Maryland and North Tonawanda, New York, and other related assets for $498 million paid in cash. The acquisition was financed by the issuance of common shares and term loans.

    In January 1997, the Company acquired for cash consideration of $2.9 million (CAN$3.9 million) all of the outstanding shares of Usine Francobec Inc., a wood chipping facility located near La Tuque, Quebec.

    The acquisitions have been accounted for using the purchase method and the results of operations therefrom are included in the consolidated statement of earnings of the Company from the respective acquisition dates. The initial investment in Eastern Container Corporation on January 29, 1999 was accounted for using the equity method up to December 1, 1999 when the remaining 51% was acquired.

    The net assets acquired, at assigned values, are summarized as follows:

                                                                      1999        1998
                                                                    --------    --------
                                                                      (in thousands of
                                                                          dollars)
    Current assets..............................................    $ 35,817    $ 79,610
    Property, plant and equipment...............................      51,477     457,121
    Goodwill....................................................      21,630         702
    Other assets................................................       2,429      19,626
                                                                    --------    --------
                                                                     111,353     557,059
    Current liabilities.........................................      (7,503)    (32,080)
    Other liabilities...........................................     (33,435)    (24,304)
                                                                    --------    --------
                                                                    $ 70,415    $500,675
                                                                    ========    ========

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

4.  INVENTORIES

                                                                      1999        1998
                                                                    --------    --------
                                                                      (in thousands of
                                                                          dollars)
    Primary mills

      Fibre.....................................................    $ 11,699    $ 11,058
      Maintenance materials and operating supplies..............      29,796      29,910
      Finished products.........................................      10,013      24,518
    Converting plants

      Raw materials.............................................      22,915      14,107
      Maintenance materials and operating supplies..............       3,218       3,639
      Finished products.........................................      18,461      10,282
    Lumber

      Fibre.....................................................       8,500       4,921
      Finished products.........................................       1,879         107
                                                                    --------    --------
                                                                    $106,481    $ 98,542
                                                                    ========    ========

5.  PROPERTY, PLANT AND EQUIPMENT

                                                                                     1999

                                                                    --------------------------------------
                                                                                  ACCUMULATED
                                                                       COST       AMORTIZATION      NET
                                                                    ----------    ------------    --------
                                                                          (in thousands of dollars)
    Land........................................................    $   12,334      $     --      $ 12,334
    Timberlands and roads.......................................        12,986         2,504        10,482
    Buildings and equipment.....................................       995,460       201,397       794,063
                                                                    ----------      --------      --------
                                                                    $1,020,780      $203,901      $816,879
                                                                    ==========      ========      ========

                                                                                     1998

                                                                    --------------------------------------
                                                                                  ACCUMULATED
                                                                       COST       AMORTIZATION      NET
                                                                    ----------    ------------    --------
                                                                          (in thousands of dollars)
    Land........................................................    $    6,549      $ --          $  6,549
    Timberlands and roads.......................................        12,990         2,058        10,932
    Buildings and equipment.....................................       894,329       135,850       758,479
                                                                    ----------      --------      --------
                                                                    $  913,868      $137,908      $775,960
                                                                    ==========      ========      ========

    Amortization expense for the year was $63,731 (1998 -- $60,602; 1997 -- $43,837).

6.  DEFERRED CHARGES AND OTHER ASSETS

                                                                      1999        1998
                                                                    --------    --------
                                                                      (in thousands of
                                                                          dollars)
    Deferred charges, net of accumulated amortization
      Start-up costs............................................    $  5,979    $  5,626
      Debt issue expenses.......................................       6,005       5,016
      Foreign exchange loss on long-term debt...................       1,527       1,909
      Other.....................................................       3,765       2,107
    Prepaid pension costs (Note 11).............................      15,326      14,279
    Advances to officers and managers (Note 9)..................       1,296       1,410
                                                                    --------    --------
                                                                    $ 33,898    $ 30,347
                                                                    ========    ========

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

7.  LONG-TERM DEBT

                                                                      1999        1998
                                                                    --------    --------
                                                                      (in thousands of
                                                                          dollars)
    Secured term loan...........................................    $224,250    $230,000
    Senior secured notes
    -- Series A, 8.80% (1998 -- 8.17%)..........................      30,000      30,000
    -- Series B, 9.04% (1998 -- 8.41% ).........................      85,000      85,000
    -- Series C, 9.42% (1998 -- 8.79% ).........................      10,000      10,000
    Eastern Container Corporation term loan.....................      22,500       --
    Industrial development revenue bonds........................       4,760       4,880
    Note payable................................................       8,000       --
    Note payable to Abitibi-Consolidated Inc. (1998 --
      CAN$3.7)..................................................       --          2,389
    Other.......................................................       1,093         161
                                                                    --------    --------
                                                                     385,603     362,430
    Less: Long-term debt due within one year....................      47,397       5,975
                                                                    --------    --------
                                                                    $338,206    $356,455
                                                                    ========    ========

    SECURED TERM LOAN

    Under a credit agreement, the Company has a 7-year term facility with an original amount of $230 million, of which $224.3 million were outstanding at the end of 1999, and a CAN$200 million or $ equivalent 5-year revolving facility, of which CAN$191 million were available at the end of the year, subject to meeting certain financial covenants. In the third quarter of 1999, a CAN$70 million or $ equivalent, 7-year term facility available under this credit agreement was cancelled. The remaining principal amount of the secured term loan is payable as follows: 10% in 2000 and 2001, 17.5% in 2002, 20% in 2003, 2004 and 2005 on the original amount of $230 million. The credit facilities bear interest at specified margins over the alternate base rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.70% on the term facility (6.29% in 1998). The credit facilities are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries.

    SENIOR SECURED NOTES

    The $125 million senior secured notes are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries and rank pari passu with the lenders under the credit agreement governing the secured term loan. The Series B senior notes carry the following principal repayment requirements: $18.3 million in 2000 and 2002 and $12.1 million in each of the years 2003 through 2006. The Series A and C senior notes are payable in 2002 and 2008 respectively. Subject to a make-whole provision, the notes are redeemable at any time.

    EASTERN CONTAINER CORPORATION ("EASTERN") TERM LOAN

    Concurrent with the acquisition of the remaining 51% of Eastern and with the Company providing a guarantee to the lenders, Eastern's existing credit agreement was renegotiated in order to have the covenants governing Eastern's $24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and
    27.1% in 2005 on the original amount of $24 million. This credit facility bears interest at a specified margin over prime rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.92%. The credit facility is secured by all the assets of Eastern and is guaranteed by St. Laurent Paperboard Inc.

    INDUSTRIAL DEVELOPMENT REVENUE BONDS

    In connection with the construction of a sheet corrugating facility based in Milwaukee, Wisconsin by Innovative Packaging Corp., a subsidiary, tax-exempt variable rate industrial development revenue bonds were issued by this subsidiary in 1997 with a maturity of December 1, 2017. The bonds are secured by an irrevocable bank letter of credit governed by a credit facility, imposing certain financial covenants such as working capital and tangible net worth. The bonds are subject to redemption at the option of Innovative Packaging Corp., in whole or in part at any time, at par plus accrued interest. The actual interest rate as of December 31, 1999 is 5.65% (4.20% in 1998).

    NOTE PAYABLE

    In connection with the acquisition of Eastern, a $8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25% and a portion of this note ranks pari passu with the lenders under the Eastern Container Corporation term loan. This note is guaranteed by St. Laurent Paperboard Inc.

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    COVENANTS

    Under the terms of its various debt agreements, the Company must meet certain financial covenants, including ratios with respect to leverage, tangible net worth and, under certain circumstances, interest coverage. In addition, the Company is subject to limitations with regard to the sale or disposal of assets. Specific rules and restrictions govern mergers and acquisitions.

    The minimum annual installments on long-term debt for the next five years are as follows:

                                        (in thousands of dollars)
2000................................             $47,397
2001................................              29,152
2002................................              94,654
2003................................              61,245
2004................................              62,245

8.  OTHER LIABILITIES

                                                                     1999       1998
                                                                    -------    -------
                                                                     (in thousands of
                                                                         dollars)
    Pension liability (Note 11).................................    $14,529    $10,659
    Post-retirement benefit liability (Note 11).................     16,981     15,312
    Non-controlling interest....................................        921      --
    Other.......................................................        373      1,300
                                                                    -------    -------
                                                                    $32,804    $27,271
                                                                    =======    =======

9.  COMMON SHARES AND CONTRIBUTED SURPLUS

    The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. The number of shares outstanding as at December 31, 1999 is 49,398,968 common shares (1998 -- 49,244,696; 1997 -- 49,034,871).

    The changes in the number and stated value of the common shares of the Company are as follows, in thousands of dollars except the number of shares:

                                                               1999                    1998                    1997
                                                       ---------------------   ---------------------   ---------------------
                                                       NUMBER OF     STATED    NUMBER OF     STATED    NUMBER OF     STATED
                                                         SHARES      VALUE       SHARES      VALUE       SHARES      VALUE
                                                       ----------   --------   ----------   --------   ----------   --------
    Balance at beginning of year....................   49,244,696   $571,934   49,034,871   $570,160   13,314,298   $ 90,111
    Issued during the year Public offering(i).......      --           --         --           --      24,420,000    352,894
      Conversion of debentures(ii)..................      --           --         --           --      11,190,770    125,638
      Managers' Share Purchase Plan(iii)............      --           --          9,289         107      30,603         445
      Employees' Share Purchase Plan(iv)............     136,925       1,360     202,129       1,647      43,784         520
      Directors' Stock Option and Share Purchase
        Plan(v).....................................      10,110         108       8,233         110       6,060          98
      Restricted share units matured................       7,237          69      13,960         144      26,118         416
      Options exercised.............................      --           --         14,814         136       3,238          38
    Buy-back of shares(vi)..........................      --           --        (38,600)       (370)     --           --
                                                       ----------   --------   ----------   --------   ----------   --------
    Balance at end of year..........................   49,398,968   $573,471   49,244,696   $571,934   49,034,871   $570,160
                                                       ==========   ========   ==========   ========   ==========   ========

---------------

     (i) Net of issue costs of $10.2 million, which are net of taxes of $4.9 million.

     (ii) Net of amortized issue costs of $1.1 million, which are net of taxes of $0.5 million. If the convertible debentures had been converted at the beginning of 1997, the loss per share figure for 1997 would have been $0.77.

     (iii) Shares issued to eligible managers under the Managers' Share Purchase Plan were financed by interest-free loans provided by the Company. The Company has reserved a maximum of 300,000 shares for the purpose of the Plan. At December 31, 1999, there were 82,293 shares held by the Plan's participants (1998 -- 92,269; 1997 -- 91,201) with a market value of $1,096,966 (1998 -- $646,806; 1997 --
            $1,172,845).

     (iv) The Company has reserved a maximum of 500,000 shares for the purpose of the Employees' Share Purchase Plan. At December 31, 1999, there were 296,997 shares held by the Plan's participants (1998 -- 267,366; 1997 -- 64,853).

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

     (v) The Company has reserved a maximum of 175,000 shares for the purpose of the Directors' Stock Option and Share Purchase Plan. At December 31, 1999, there were 32,098 shares issued and outstanding under the provisions of the Plan (1998 -- 21,988; 1997 -- 15,143).

     (vi) Shares were purchased according to a normal course issuer bid that was approved in December 1997. The bid was for approximately 5% of the 49 million common shares issued and outstanding, subject to a maximum aggregate purchase price of CAN$40 million. The normal course issuer bid expired in December 1998.

    The Company also issued shares to eligible officers under a Long-Term Incentive Plan which were financed by interest-free loans provided by the Company. At December 31, 1999, there were 44,004 (1998 -- 44,004; 1997 --
    52,234) shares issued and outstanding under this plan with a market value of $586,573 (1998 -- $308,468; 1997 -- $671,867).

    The interest-free loans to eligible officers and managers are secured by the common shares issued under both plans and are repayable from proceeds on the sale of any shares purchased, by the application of any dividends declared and paid on such shares, and from 25% of any bonus paid to the eligible officer or manager and, as to any remainder, upon termination of employment.

    Under the Long-Term Incentive and Managers' Share Purchase plans, at the time of issuance of common shares, the Company granted to each eligible officer and manager one restricted share unit ("RSU") for every two shares. Each RSU entitles the holder to receive one common share, at no cost, three years after its issuance. During the year, 7,237 RSUs (1998 -- 13,960; 1997 -- 26,118) matured and 1,731 were cancelled (1998 -- 13,569; 1997 -- 1,298).

    In addition, the Long-Term Incentive Plan also includes a stock option component for its participants. The number of shares that may be issued pursuant to the exercise of options under the plan is limited to 1,031,684 common shares. The options can be exercised between one to five years after their respective date of grant for a period of ten years, at which time they expire.

    Under the terms of the Directors' Stock Option and Share Purchase Plan, the options granted to directors can be exercised starting one year after their respective date of grant for a period of ten years, at which time they expire.

    The changes in the number of stock options and RSUs of the Company are as follows:

                                                                    1999                              1998
                                                        -----------------------------    ------------------------------
                                                        NUMBER     WEIGHTED    NUMBER    NUMBER     WEIGHTED    NUMBER
                                                          OF       EXERCISE      OF        OF       EXERCISE      OF
                                                        OPTIONS     PRICE       RSUS     OPTIONS     PRICE       RSUS
                                                        -------    --------    ------    -------    --------    -------
                                                                    CAN$                              CAN$
    Balance at beginning of year....................    666,340     $19.07     22,710    594,359     $18.88      45,595
    Issued..........................................    333,262      15.71        --     163,769      19.25       4,644
    Cancelled.......................................    (67,228)     17.69     (1,731)   (76,974)     19.10     (13,569)
    Matured or exercised............................        --          --     (7,237)   (14,814)     13.50     (13,960)
                                                        -------     ------     ------    -------     ------     -------
    Balance at end of year..........................    932,374      16.01     13,742    666,340      19.07      22,710
                                                        =======     ======     ======    =======     ======     =======

                                                                                 1997

                                                                    ------------------------------
                                                                    NUMBER     WEIGHTED    NUMBER
                                                                      OF       EXERCISE      OF
                                                                    OPTIONS     PRICE       RSUS
                                                                    -------    --------    -------
                                                                                 CAN$

    Balance at beginning of year................................    448,234     $17.22      58,328
    Issued......................................................    173,396      22.86      15,300
    Cancelled...................................................    (24,033)     16.12      (1,915)
    Matured or exercised........................................    (3,238)      16.70     (26,118)
                                                                    -------     ------     -------
    Balance at end of year......................................    594,359      18.88      45,595
                                                                    =======     ======     =======

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    The following table summarizes information concerning currently outstanding and exercisable stock options:

                                     AVERAGE     WEIGHTED                 WEIGHTED
         RANGE                      REMAINING    AVERAGE                  AVERAGE
      OF EXERCISE      NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
        PRICES       OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
      -----------    -----------   -----------   --------   -----------   --------
       $13.50 --

         $17.00       432,947      7.45 years    $15.00      134,189      $13.50
       $17.00 --

         $21.00       313,785      6.52 years    $19.09      155,520      $19.09
       $21.00 --

         $23.73       185,642      6.70 years    $22.99      65,464       $22.88
                       -------                                -------
                      932,374                                355,173
                       =======                                =======

    In addition to the options and the RSUs outstanding, the Company issued 380,000 warrants in the course of the acquisition of Eastern Container Corporation. The warrants awarded give the right to the owner to buy 380,000 common shares of the Company at CAN$10.95/share and the owner has until January 2002 to exercise those warrants.

10. COMMITMENTS AND CONTINGENCIES

     a)   At December 31, 1999,  the Company had  commitments  for major capital
          expenditures   under  purchase  orders  and  contracts   amounting  to
          approximately $13.5 million.

          Minimum payments in US and Canadian dollars required under operating leases are as follows:

                                                                          US $     CAN $
                                                                         ------    ------
                                                                         (in thousands of
                                                                             dollars)
         2000........................................................    5,285     1,429
         2001........................................................    4,794       897
         2002........................................................    4,436       813
         2003........................................................    3,496       776
         2004........................................................    2,614       715
         Subsequent years............................................    5,282     1,405

          Under the Asset Acquisition Agreement between the Company and Avenor Inc. in June 1994, Avenor Inc. (now Bowater Canada Inc.) has a right of first refusal for a period of 99 years regarding disposition of the Company's private timberlands of approximately 904,020 acres at the rate of 250 acres or more in any one transaction or series of related transactions. Should Bowater Canada Inc. refuse the transaction, it remains entitled to receive from the Company any amount in excess of CAN$25 per acre.

          The Company is involved in various legal actions during the normal course of business. Management of the Company is of the opinion that the total amount of any potential liabilities for which provisions have not already been recorded is not expected to have a material adverse effect on the Company's financial position or its results.

     b) On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation (the "NOVS") under the Clean Air Act ("CAA") to the primary mill located in West Point, Virginia (the "Mill"), which was acquired from Chesapeake Corporation ("Chesapeake") in 1997. The Company is part of a group of pulp and paper companies that were served at the same period of time with NOVs by EPA for alleged violations of the Clean Air Act. In general, the NOVs allege that from 1984 to the present, the Mill installed certain equipment and modified certain production processes without obtaining required permits. In the 1997 Purchase Agreement, Chesapeake agreed to indemnify the Company for remediation work resulting from violations of applicable environmental laws (including the CAA) that existed at the Mill as of the date of the Purchase Agreement and as of the May 1997 closing date as to which Chesapeake had "knowledge" as defined in the Purchase Agreement. Chesapeake's maximum indemnification obligation to St. Laurent with respect to such matters is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, the Company believes that the cost of remediation work, which represents capital expenditures comprising the engineering, procurement and construction work of Mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $20 million.

          In addition, a civil monetary penalty may be assessed by EPA and DEQ; however, the costs associated with any such penalty cannot be estimated at this time as the Company and Chesapeake are continuing discussions with EPA and DEQ with respect to such matters. Based upon discussions with EPA and DEQ to date, the Company believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake's obligation. The Company and Chesapeake have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that said extension of the indemnification period has been extended to May 8, 2000, with the possibility of a further extension, on terms that may be determined by

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

          the third party. In the interim, the Company and Chesapeake, with the assistance of the third party, under certain conditions, shall work together in attempting to develop and implement a remediation plan, which will provide for a cost-effective resolution of the issues raised by the NOVs. The Company believes that Chesapeake has the financial ability to honor its indemnification obligation under the 1997 Purchase Agreement. The Company is cooperating with Chesapeake to analyze, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, the Company believes that it has substantial defenses against the alleged violations. The Company and Chesapeake are working with EPA and DEQ to address the matters that are the subject of the NOVs; however, the Company will vigorously defend itself against these allegations, if necessary.

11. EMPLOYEE PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS

        PENSION COSTS

        Canadian operations

    Defined Benefit Pension Plans

    The Company has a registered pension plan (the "St. Laurent Plan") which covers substantially all non-unionized employees. The St. Laurent Plan is a defined benefit plan integrated with the Canada/Quebec Pension Plan, and is funded through Company contributions.

    Most of the unionized employees of the Company are covered by a registered defined benefit plan integrated with the Canada/Quebec Pension Plan, funded through Company and employee contributions. Employee contributions and pension benefits for unionized employees are established pursuant to the collective bargaining agreements in effect with their respective unions.

    Defined Contribution Pension Plans

    Certain unionized and non-unionized employees of the Company are covered by registered defined contribution pension plan.

    Supplementary Executive Retirement Plan (the "SERP")
    The Company also has a SERP pursuant to which additional pension benefits in excess of those that can be provided under St. Laurent Plans may become payable to certain executive officers qualified for participation under the SERP based on their position level.

    UNITED STATES OPERATIONS

    Defined Benefit Pension Plans

    The U.S. companies currently maintain two non-contributory defined benefit retirement plans covering substantially all U.S. employees. The plan covering represented U.S. employees generally provides benefits of stated amounts for each year of service or a formula based on years of service and the employee's salary history. The plan covering U.S. salaried and non-represented hourly employees provides benefits of stated amounts for each year of service for most hourly employees and a formula based on years of service and the employee's salary history for salaried employees and certain hourly employees. Salaried employees and certain represented employees are also entitled to supplemental benefits based on service of more than ten years. The funding policy for the qualified plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act and the Internal Revenue Code. The U.S. companies also maintain certain non-qualified pension plans for executives which provide benefits that are based on targeted wage replacement percentages or provide other additional benefits. These non-qualified plans are unfunded.

    401(k) Plans

    The U.S. companies also maintain two 401(k) Plans covering substantially all U.S. employees. Participants are allowed to make voluntary employee contributions on a pre-tax basis which contributions are matched based on the employee's status and workplace.

    The dates of the most recent actuarial valuations for the plans are December 31, 1997 for the Canadian plans and October 1, 1998 for the U.S. plans.

    Contributions to the Company's pension plans are based on the actuarial recommendation for each plan and meet the funding requirements of the regulatory authorities.

    PENSION EXPENSE

    Net pension expense for the defined benefit plans include the following components:

                                                                   1999        1998        1997
                                                                  -------    --------    --------
                                                                     (in thousands of dollars)
    Service costs -- pension benefits earned during the year....  $ 5,647    $  4,809    $  3,069
    Interest costs on projected benefit obligation..............   18,754      17,607      15,465
    Actual return on pension fund assets........................   (9,757)    (21,733)    (20,543)
    Net amortization, deferrals and others......................   (9,222)      2,756       4,937
                                                                  -------    --------    --------
    Net pension expense.........................................  $ 5,422    $  3,439    $  2,928
                                                                  =======    ========    ========

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    FUNDED STATUS OF THE PLANS

                                                                        1999                                1998
                                                          ---------------------------------   ---------------------------------
                                                                 FOR PLANS IN WHICH                  FOR PLANS IN WHICH
                                                           ASSETS EXCEED    BENEFITS EARNED    ASSETS EXCEED    BENEFITS EARNED
                                                          BENEFITS EARNED    EXCEED ASSETS    BENEFITS EARNED    EXCEED ASSETS
                                                          ---------------   ---------------   ---------------   ---------------
                                                                                (in thousands of dollars)
    Plan assets at fair value...........................      $63,955          $172,737           $60,187          $161,373
    Projected benefit obligation........................       51,998           195,176            48,990           177,397
                                                              -------          --------           -------          --------
    Plan assets in excess of (less than) projected
      benefit obligation................................      $11,957          $(22,439)          $11,197          $(16,024)
                                                              =======          ========           =======          ========
    The above excess  (deficiency)  is comprised of amounts to be amortized over the expected  average  remaining  service  lives of plan members and to be reflected in future earnings, namely:

      Unamortized net gain (loss).......................      $(2,917)         $ 15,736           $(3,082)         $  7,169
      Net asset (obligation) as at June 1994, the
        implementation date of the current accounting
        policy..........................................      --                    480           --                    584
      Prior service cost of retroactive benefits
        resulting from plan amendments since June
        1994............................................         (452)          (24,126)          --                (13,118)
                                                              -------          --------           -------          --------
                                                               (3,369)           (7,910)           (3,082)           (5,365)
    Prepaid pension cost (liability)....................       15,326           (14,529)           14,279           (10,659)
                                                              -------          --------           -------          --------
                                                              $11,957          $(22,439)          $11,197          $(16,024)
                                                              =======          ========           =======          ========

    The following assumptions were used for the Canadian and U.S. plans:

                                                               1999              1998
                                                          --------------    --------------
AVERAGE RATE                                               CAN      US       CAN      US
------------                                              -----    -----    -----    -----
Discount rate...........................................  8.25%    7.50%    8.75%    6.75%
Salary increase.........................................  3.50%    4.75%    3.50%    4.75%
Return on assets........................................  8.25%    9.25%    8.75%    9.25%

    POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

                                                                   1999       1998
                                                                  -------    -------
                                                                   (in thousands of
                                                                       dollars)
    Costs of post-retirement benefits other than pensions:
      Service costs.............................................  $   962    $   690
      Interest costs............................................    1,350      1,252
      Amortization of the transitional balance..................      131        131
      Actuarial loss............................................        4      --
                                                                  -------    -------
    Total.......................................................  $ 2,447    $ 2,073
                                                                  =======    =======
    Funded status of plans:
      Accumulated obligation for post-retirement benefits other
        than pensions...........................................  $19,444     18,740
                                                                  =======    =======
    Unrecognized transitional balance...........................  $ 1,622    $ 1,653
    Unrecognized net loss.......................................      841      1,775
    Accrual for post-retirement benefits other than pensions....   16,981     15,312
                                                                  -------    -------
                                                                  $19,444    $18,740
                                                                  =======    =======

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    The assumptions used to measure the obligation for post-retirement benefits other than pensions are as follows:

    Average age discount rate...................................  7.50%
    Health care cost trend rate.................................  7.50% in 1999 trending down to a rate of 5% in 2003
    Effect of a 1% change in the health care cost trend rate on
      post-retirement benefits other than pensions:.............  - Cost      $0.1 million
                                                                  - Obligation  $0.9 million


    CHANGE IN BENEFITS OBLIGATION

                                                                                           OTHER POST-
                                                                                           RETIREMENT

                                                                   PENSION BENEFITS         BENEFITS
                                                                  -------------------   -----------------
                                                                    1999       1998      1999      1998
                                                                  --------   --------   -------   -------
                                                                   (in thousands of     (in thousands of
                                                                       dollars)             dollars)
    Benefits obligation at beginning of year....................  $226,387   $212,045   $18,740   $16,754
      Acquisition...............................................     5,811      --        1,014     --
      Unrealized foreign exchange loss (gain)...................     9,111     (9,887)      131      (145)
      Service costs.............................................     5,647      4,809       962       690
      Interest costs............................................    18,754     17,607     1,350     1,252
      Plan participants' contributions..........................     1,326      1,159     --        --
      Amendments................................................    12,032      4,140     --        --
      Actuarial loss (gain).....................................   (18,258)     5,216      (930)    1,054
      Special termination benefits (Note 17)....................     --         8,233     --        --
      Benefits paid.............................................   (13,636)   (16,935)   (1,823)     (865)
                                                                  --------   --------   -------   -------
    Benefits obligation at end of year..........................  $247,174   $226,387   $19,444   $18,740
                                                                  ========   ========   =======   =======

    CHANGE IN PLAN ASSETS

                                                                      PENSION BENEFITS
                                                                    --------------------
                                                                      1999        1998
                                                                    --------    --------
                                                                      (in thousands of
                                                                          dollars)
    Fair value of plan assets at beginning of year..............    $221,560    $221,460
      Acquisition...............................................       5,224       --
      Unrealized foreign exchange gain (loss)...................       8,601      (9,683)
      Actual return on plan assets..............................       9,757      21,733
      Employer contribution.....................................       3,860       3,826
      Plan participants' contributions..........................       1,326       1,159
      Gross benefits paid.......................................     (13,636)    (16,935)
                                                                    --------    --------
    Fair value of plan assets at end of year....................    $236,692    $221,560
                                                                    ========    ========

12. INTEREST EXPENSE (INCOME), NET AND OTHER INCOME

        Interest expense (income), net

                                                                     1999       1998       1997
                                                                    -------    -------    -------
                                                                      (in thousands of dollars)
    Interest on long-term debt..................................    $27,019    $28,252    $25,635
    Deferred debt issue expenses written off....................      --         --         8,426
    Interest on debt component of convertible debentures........      --         --           260
    Interest income on temporary investments....................       (943)    (1,103)    (1,866)
    Interest capitalized on major construction projects.........      --         --          (200)
    Other.......................................................      2,533      2,248      1,505
                                                                    -------    -------    -------
                                                                    $28,609    $29,397    $33,760
                                                                    =======    =======    =======

    Cash payments of interest totaled $27.6 million in 1999 (1998 -- $27.1 million; 1997 -- $28.4 million).

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    Other income (expense), net

                                                                     1999        1998        1997
                                                                    -------    --------    --------
                                                                       (in thousands of dollars)
    Gain resulting from the renegotiation of fibre supply
      agreements................................................    $ 9,500       --          --
    Gain from asset disposals...................................      5,094         235         235
    Other.......................................................       (802)        262         (22)
                                                                    -------    --------    --------
                                                                    $13,792    $    497    $    213
                                                                    =======    ========    ========

13. PROVISION FOR (RECOVERY OF) INCOME TAXES

    The composite of the applicable statutory corporate income tax rates in Canada is 39.7% (1998 -- 39.3%; 1997 -- 41.1%). The following is the reconciliation of income taxes calculated at the above composite statutory rate with the income tax provision:

                                                                     1999        1998        1997
                                                                    -------    --------    --------
                                                                       (in thousands of dollars)
    Earnings (loss) before income taxes.........................    $60,276    $(30,400)   $(42,451)
                                                                    -------    --------    --------
    Income taxes (recovery) at the composite statutory rate.....     23,943     (11,946)    (17,458)
    Manufacturing and processing deduction......................     (2,455)        624       2,655
    Large corporations tax......................................        926         714       1,310
    Exchange translation items..................................       (515)      3,277       1,054
    Other items.................................................        (63)        194         429
                                                                    -------    --------    --------
                                                                    $21,836    $ (7,137)   $(12,010)
                                                                    =======    ========    ========

    Payments for income and capital taxes in 1999 amounted to $2.9 million (1998 -- payments of $2.5 million; 1997 -- payments of $2.6 million).

    The following summarizes the Company's income taxes on earnings of its Canadian and foreign operations:

                                                                     1999        1998        1997
                                                                    -------    --------    --------
                                                                       (in thousands of dollars)
    Canada

      Earnings (loss) before income taxes.......................    $33,678    $(16,063)   $(35,854)
      Income taxes (recovery)
        Current.................................................        913         921       1,550
        Future..................................................     10,352      (2,760)    (11,067)
                                                                    -------    --------    --------
                                                                     11,265      (1,839)     (9,517)
                                                                    -------    --------    --------
      Net earnings (loss) before non-controlling interest.......    $22,413    $(14,224)   $(26,337)
                                                                    =======    ========    ========
    Foreign

      Earnings (loss) before income taxes.......................    $26,598    $(14,337)   $ (6,597)
      Income taxes (recovery)
        Current.................................................        544         104       --
        Future..................................................     10,027      (5,402)     (2,493)
                                                                    -------    --------    --------
                                                                     10,571      (5,298)     (2,493)
                                                                    -------    --------    --------
      Net earnings (loss) before non-controlling interest.......    $16,027    $ (9,039)   $ (4,104)
                                                                    =======    ========    ========
    Total

      Earnings (loss) before income taxes.......................    $60,276    $(30,400)   $(42,451)
      Income taxes (recovery)
        Current.................................................      1,457       1,026       1,550
        Future..................................................     20,379      (8,163)    (13,560)
                                                                    -------    --------    --------
                                                                     21,836      (7,137)    (12,010)
                                                                    -------    --------    --------
      Net earnings (loss) before non-controlling interest.......    $38,440    $(23,263)   $(30,441)
                                                                    =======    ========    ========

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    Principal components of future income taxes are as follows:

                                                                              1999                         1998
                                                                    -------------------------    ------------------------
                                                                     CANADA     UNITED STATES    CANADA     UNITED STATES
                                                                    --------    -------------    -------    -------------
                                                                    (in thousands of dollars)        (in thousands of
                                                                                                         dollars)
    Future income tax assets
      Operating loss carryforwards..............................    $  5,031       $48,004       $10,423       $37,870
      Post retirement benefits..................................       --            7,107         --            6,958
      Shares issuance costs.....................................       2,864        --             4,170        --
      Other deductible timing differences.......................       3,426         4,302         2,128         4,467
                                                                    --------       -------       -------       -------
                                                                      11,321        59,413        16,721        49,295
                                                                    --------       -------       -------       -------
    Future income tax liabilities
      Differences between tax bases and reported amounts of
        depreciable assets......................................      26,648        56,617        21,174        36,548
      Post retirement liabilities...............................       --            4,318         --            4,246
      Other taxable timing differences..........................       1,388            68         1,910            64
                                                                    --------       -------       -------       -------
                                                                      28,036        61,003        23,084        40,858
                                                                    --------       -------       -------       -------
    Net future income tax assets (liabilities)..................    $(16,715)      $(1,590)      $(6,363)      $ 8,437
                                                                    ========       =======       =======       =======

    The tax loss carryforwards expire as follows:

                                       (in thousands of dollars)
2003................................           $  6,800
2004................................              7,400
2010................................                900
2011................................              2,300
2012................................             23,500
2018................................             71,800
2019................................             21,800
                                               --------
                                               $134,500

                                               ========

14. SHAREHOLDER RIGHTS PLAN

    The Company has a Shareholder Rights Plan which is designed to encourage the fair treatment of all shareholders in connection with any takeover bid for the Company. The Shareholder Rights Plan adopted in 1995 and subject to reconfirmation by the shareholders at every third annual meeting, has been renewed in 1998 and will expire on February 1, 2005.

    The rights issued under the Shareholder Rights Plan become exercisable under certain specific events related to a potential takeover other than a permitted bid. Similar to most of the rights plans implemented in Canada, the Shareholder Rights Plan contemplates a permitted bid concept whereby a takeover bid will not trigger the rights if it meets specified conditions. Should a bid other than a permitted bid be carried out, each right would entitle a rights holder to purchase common shares of the Company at a 50% discount of the market price at the time.

15. SEGMENTED INFORMATION

    The Company's primary activity is the production and marketing of paperboard and packaging products. The Company's manufacturing and converting facilities are located in Quebec and Ontario, Canada, and in New York, Maryland, Massachusetts, Ohio, North Carolina, Virginia, Wisconsin, South Carolina and New Hampshire, U.S.A. The operating activities are split into two major segments which are the paperboard production and marketing, and the converting operations.

    Primary production includes white top and mottled white linerboard, solid bleached foodboard and linerboard, unbleached kraftliner board, and corrugating medium. Containerboard, consisting of linerboard and corrugating medium, is the principal raw material used in the manufacturing of corrugated containers. Integrated containerboard manufacturers exchange containerboard with other manufacturers to take advantage of freight costs, manufacturing efficiencies and to obtain grade they do not produce.

    The Company owns and operates seventeen converting plants. The converting production consists mainly of corrugated containers, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty packaging products, cupstock, baconboard and liquid packaging. The Company's converting plants consume the equivalent of approximately 37% of the Company's production. Accounting for segment profitability involves use of transfer prices that attempt to approximate current market value. Segment profit and assets have been measured in accordance with the Company's accounting policies.

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

                                                                                          WOODLANDS,
                                                                                             SOLID
                                                                                             WOOD

                                                                                              AND

                                                                  PRIMARY                 UNALLOCATED
    1999                                                           MILLS     CONVERTING     AMOUNTS       TOTAL
    ----                                                          --------   ----------   -----------   ----------
    Net sales to third parties..................................  $523,532    $363,178      $29,087     $  915,797
    Inter-segment sales.........................................    90,240          --           --         90,240
                                                                  --------    --------      -------     ----------
    Total.......................................................   613,772     363,178       29,087      1,006,037
      EBITDA(i).................................................   117,476      21,845        2,795        142,116
      Amortization..............................................    56,064       8,741        2,218         67,023
      Operating earnings........................................    61,412      13,104          577         75,093
    Total assets................................................   766,288     310,233       79,022      1,155,543
      Additions to property, plant and equipment................    37,251      18,556        1,331         57,138
      Addition to goodwill......................................        --      21,630           --         21,630

                                                                                          WOODLANDS,
                                                                                             SOLID
                                                                                             WOOD

                                                                                              AND

                                                                  PRIMARY                 UNALLOCATED
    1998                                                           MILLS     CONVERTING     AMOUNTS       TOTAL
    ----                                                          --------   ----------   -----------   ----------
    Net sales to third parties..................................  $478,104    $296,038      $17,765     $  791,907
      Inter-segment sales.......................................    80,354          --           --         80,354
                                                                  --------    --------      -------     ----------
    Total.......................................................   558,458     296,038       17,765        872,261
      EBITDA before restructuring charge(i).....................    61,300      15,206       (1,620)        74,886
      Amortization..............................................    54,329       7,391        1,788         63,508
      Operating earnings (loss) before restructuring charge.....     6,971       7,815       (3,408)        11,378
    Total assets................................................   809,947     181,532       58,934      1,050,413
      Additions to property, plant and equipment................    33,913      13,129        2,193         49,235
      Addition to goodwill......................................        --          --           --             --

                                                                                          WOODLANDS,
                                                                                          SOLID WOOD
                                                                                              AND

                                                                  PRIMARY                 UNALLOCATED
    1997                                                           MILLS     CONVERTING     AMOUNTS      TOTAL
    ----                                                          --------   ----------   -----------   --------
    Net sales to third parties..................................  $363,436    $220,125     $  6,881     $590,442
      Inter-segment sales.......................................    64,727      --           --           64,727
                                                                  --------    --------     --------     --------
    Total.......................................................   428,163     220,125        6,881      655,169
    EBITDA(i)...................................................    29,812      14,432       (5,527)      38,717
    Amortization................................................    39,696       6,466        1,459       47,621
    Operating earnings (loss)...................................    (9,884)      7,966       (6,986)      (8,904)
    Total assets................................................   844,388     176,792       59,741     1,080,921
    Additions to property, plant and equipment..................    21,388      19,113        3,537       44,038
    Addition to goodwill........................................     --         --              702          702

    Starting in July 1998, corporate expenses were allocated to the primary mills and converting segments.

---------------

    (i) EBITDA: earnings before interest, income taxes, depreciation and amortization.

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    The operations and assets of the Company by geographic area are as follows:

                                                                     1999         1998         1997
                                                                  ----------   ----------   ----------
                                                                       (in thousands of dollars)
    Sales to third parties
      From Canada

        Within Canada...........................................  $  137,174   $  120,620   $  130,367
        To the United States....................................     208,086      151,903      125,206
        Other...................................................      29,222       45,583       45,296
                                                                  ----------   ----------   ----------
                                                                     374,482      318,106      300,869
      From the United States....................................     541,315      473,801      289,573
                                                                  ----------   ----------   ----------
                                                                  $  915,797   $  791,907   $  590,442
                                                                  ==========   ==========   ==========
    Intercompany sales between geographic areas(A)
      From Canada...............................................  $   19,582   $    9,723   $    4,845
      From the United States....................................       1,215        2,078        1,092
                                                                  ----------   ----------   ----------
                                                                  $   20,797   $   11,801   $    5,937
                                                                  ==========   ==========   ==========
    Operating earnings (loss)
      Canada....................................................  $   40,967   $   (4,213)  $  (22,975)
      United States.............................................      34,126        2,713       14,071
                                                                  ----------   ----------   ----------
                                                                  $   75,093   $   (1,500)  $   (8,904)
                                                                  ==========   ==========   ==========
    Total assets(B)
      Canada....................................................  $  438,551   $  441,710   $  468,865
      United States.............................................     716,992      608,703      612,056
                                                                  ----------   ----------   ----------
                                                                  $1,155,543   $1,050,413   $1,080,921
                                                                  ==========   ==========   ==========
    Property, plant, equipment and goodwill
      Canada....................................................  $  325,249   $  320,371   $  316,170
      United States.............................................     531,969      475,512      491,901
                                                                  ----------   ----------   ----------
                                                                  $  857,218   $  795,883   $  808,071
                                                                  ==========   ==========   ==========

---------------
(A) Intercompany sales reflect transfer prices at market value.

(B) Total assets are those which are directly used in geographic areas.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    Since substantially all of the Company's revenues are denominated in US dollars and a portion of the operating costs are incurred in Canadian dollars, the Company has a hedging program to manage its foreign exchange exposure on future purchases of services and products denominated in Canadian dollars. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, the Company had entered into various forward contracts and options for the purchase of Canadian dollars as follows (amounts in parentheses represent losses):

                                                                      1999                               1998
                                                         ------------------------------    --------------------------------
                                                                     AVERAGE                           AVERAGE
                                                                     EXCHANGE                          EXCHANGE
                                                         NOMINAL       RATE       FAIR     NOMINAL       RATE        FAIR
                                                          AMOUNT      $/CAN$     VALUE      AMOUNT      $/CAN$      VALUE
                                                         --------    --------    ------    --------    --------    --------
                                                                             (in thousands of dollars)
    1999...............................................  $  --       $ --        $ --      $ 77,000    $0.7125     $ (7,422)
    2000...............................................   108,000     0.6950        150      84,000     0.7001       (5,493)
    2001...............................................    76,000     0.6920        919      56,000     0.7027       (3,776)
    2002...............................................    21,000     0.6972        208      15,000     0.7068       (1,074)
                                                         --------                ------    --------                --------
                                                         $205,000                $1,277    $232,000                $(17,765)
                                                         ========                ======    ========                ========

    The fair value of these forward contracts and options reflects the estimated amounts that the Company would receive or (pay) to terminate the contracts at the year-end date. The unrealized gains and losses on open contracts are equal to the fair value as indicated above.

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    INTEREST RATE RISK MANAGEMENT

    Cash and temporary investments bear interest at floating rates. Accounts receivable, accounts payable and accrued liabilities are non-interest bearing.

    The Company enters into interest rate swap agreements to reduce exposure to interest rate fluctuations on its long-term debt. Payments made under these agreements are accounted for as adjustments to interest expense.

    At December  31,  1999,  the Company has  entered  into  interest  rate swap agreements with financial institutions to pay fixed rates on a notional amount of $55 million at a rate of 5.97%. These agreements expire in 2003. The fair value of these financial instruments as of December 31, 1999 represents an unrealized gain of $1.5 million.

    SELLING PRICES RISK MANAGEMENT

    The Company enters into cash-settled swap agreements with financial institutions to receive fixed prices on notional amounts of 26 lb.
    semichemical corrugating medium and 42 lb. unbleached kraftliner. At December 31, 1999, the Company had entered into swap agreements for 37,500 tons of corrugating medium and 18,000 tons of unbleached kraftliner. These agreements expire in 2000 and 2001. The fair value of these financial instruments as of December 31, 1999 represents an unrealized loss of $1.6 million.

    RECYCLED FIBRE RISK MANAGEMENT

    The  Company  enters  into   cash-settled  swap  agreements  with  financial
    institutions to pay fixed prices on notional amounts of old corrugated container. At December 31, 1999, the Company had entered into swap agreements for 48,000 tons of old corrugated container. These agreements expire in 2001. The fair market value of these instruments as of December 31, 1999 represents an unrealized loss of $0.3 million.

    CREDIT RISK MANAGEMENT

    The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance. The Company does not have significant exposure to any individual customer or counterpart and has not incurred significant bad debt expenses in the last three years.

    The Company minimizes its credit exposure to counterparties in the derivative financial instrument transactions by entering into contracts only with highly rated financial institutions and by distributing the transactions among several selected financial institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the derivative instruments should be offset by changes in the valuation of the underlying items being hedged.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings using the present value of expected cash flows.

    Short-term financial instruments included in the consolidated balance sheet are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments; these include cash and temporary investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities.

    The fair value of the Company's other financial instruments and their carrying amount are as follows:

                                                                            1999                    1998
                                                                    --------------------    --------------------
                                                                    CARRYING      FAIR      CARRYING      FAIR
                                                                     AMOUNT      VALUE       AMOUNT      VALUE
                                                                    --------    --------    --------    --------
                                                                             (in thousands of dollars)
    Secured term loan...........................................    $224,250    $224,250    $230,000    $230,000
    Senior secured notes........................................     125,000     130,845     125,000     135,588
    Eastern Container Corporation term loan.....................      22,500      22,500       --          --
    Industrial development revenue bonds........................       4,760       4,760       4,880       4,880
    Note payable................................................       8,000       8,000       --          --
    Note payable to Abitibi-Consolidated Inc....................       --          --          2,389       2,389

17. RESTRUCTURING CHARGE

    In 1998, the Company completed a major restructuring of its West Point mill. As a result, the market pulp machine was permanently shut down as well as a chip mill. With this process, the Company has offered an enhanced early retirement package to a certain number of eligible

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

    employees, including severance payments and extended health benefits. The Company has renegotiated the expiry date of the collective agreement extending it from 2001 to 2008. The cost related to the restructuring was incurred in 1998.

18. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not yet possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States, except as set forth below.

    A)   RECONCILIATION OF EARNINGS AND BALANCE SHEET TO U.S. GAAP

         EARNINGS ADJUSTMENTS

                                                                          1999        1998        1997
                                                                         -------    --------    --------
                                                                            (in thousands of dollars)
         Net earnings (loss) in accordance with Canadian GAAP........     38,337     (23,263)    (30,441)
                                                                         =======    ========    ========
         Adjustments:
         Pension expense(1)..........................................    $  (933)   $   (722)   $   (414)
         Unrealized exchange loss on long-term debt(2)...............        381         237         527
         Interest on equity component of convertible debentures(3)...      --          --         (4,790)
         RSU/stock options(4)........................................       (804)       (798)       (785)
         Future income taxes(5)......................................      --           (394)        394
         Deferred start-up costs(6)..................................       (455)      2,180         (75)
         Change in reporting currency(7).............................      --          --           (508)
         Write-off of debt issue expenses(9).........................      --          --          8,426
         Income tax impact of the above adjustments..................        458        (481)     (1,444)
                                                                         -------    --------    --------
                                                                         $(1,353)   $     22    $  1,331
                                                                         -------    --------    --------
         Net earnings (loss) in accordance with U.S. GAAP before
           extraordinary item........................................    $36,984    $(23,241)   $(29,110)
         Extraordinary item (net of tax) write-off of debt issue
           expenses(9)...............................................      --         (5,645)      --
                                                                         -------    --------    --------
         Net earnings (loss).........................................    $36,984    $(28,886)   $(29,110)
                                                                         =======    ========    ========
         Net earnings (loss) per common share in accordance with U.S.

           GAAP before extraordinary item -- basic...................    $  0.75    $  (0.47)   $  (0.85)
         Extraordinary item (net of tax).............................      --          (0.12)      --
                                                                         -------    --------    --------
         Net earnings (loss) per common share -- basic...............    $  0.75    $  (0.59)   $  (0.85)
                                                                         =======    ========    ========
         Net earnings (loss) per common share -- fully diluted(10)...    $  0.75    $  (0.59)   $  (0.85)
                                                                         =======    ========    ========

         STATEMENT OF COMPREHENSIVE INCOME

                                                                        1999        1998        1997
                                                                       -------    --------    --------
                                                                          (in thousands of dollars)
         Net earning (loss)..........................................  $36,984    $(28,886)   $(29,110)
         Other comprehensive income, net of tax
         Minimum pension liability...................................    1,882      (1,995)      3,131
                                                                       -------    --------    --------
         Comprehensive income (loss).................................  $38,866    $(30,881)   $(25,979)
                                                                       =======    ========    ========

                          ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

         CONSOLIDATED BALANCE SHEET ADJUSTMENTS

                                                                              1999                      1998
                                                                     -----------------------   -----------------------
                                                                     CAN. GAAP    U.S. GAAP    CAN. GAAP    U.S. GAAP
                                                                     ----------   ----------   ----------   ----------
                                                                                 (in thousands of dollars)
         Working capital...........................................  $ 114,184    $ 114,184    $ 131,533    $  131,533
         Property, plant and equipment.............................    816,879      816,879      775,960       775,960
         Future income taxes(1,6)..................................         --           --        8,437         8,437
         Other assets(1,2,6,8).....................................     74,237       77,051       50,270        57,483
                                                                     ----------   ----------   ----------   ----------
                                                                     $1,005,300   $1,008,114   $ 966,200    $  973,413
                                                                     ==========   ==========   ==========   ==========
         Long-term debt............................................  $ 338,206    $ 338,206    $ 356,455    $  356,455
         Future income taxes(1,6)..................................     18,305       16,018        6,363         3,607
         Other liabilities(1)......................................     32,804       46,528       27,271        47,310
         Shareholders' equity(1,2,4,6,8)...........................    615,985      607,362      576,111       566,041
                                                                     ----------   ----------   ----------   ----------
                                                                     $1,005,300   $1,008,114   $ 966,200    $  973,413
                                                                     ==========   ==========   ==========   ==========

---------------
       (1) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. In addition, under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under U.S. GAAP, the additional minimum liability at December 31, 1999 of $12.1 million (1998 -- $19.3 million) would be accounted for and offset by an intangible asset of $11.4 million (1998 -- $15.9 million) and a component of accumulated other comprehensive income of $0.5 million (1998 -- $2.3 million), net of a tax benefit of $0.2 million (1998 -- $1.1 million).

       (2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.

       (3) Under Canadian GAAP, the interest expense related to the debt component of the convertible debenture is charged to net earnings and the interest expense related to the equity component of the convertible debentures, net of income taxes, is charged to retained earnings. Under U.S. GAAP, the interest related to the principal amount of the convertible debentures is charged to earnings.

       (4) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6% in 1999 (6% in 1998; 7% in 1997), an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during the year was $3.39: (1998 -- $3.42 and 1997 -- $5.28). The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date, which was $12.30 in 1998 (1997 -- $15.08). The program was terminated in 1998. No RSUs were granted in 1999.

       (5) Under Canadian GAAP, future income taxes were, until 1997, considered as non-monetary elements and were therefore translated into US dollars using historical exchange rates. Under U.S. GAAP, future income taxes were considered as monetary elements and were, therefore, translated into US dollars using the exchange rate in effect at the end of the year. In 1998, the Company adopted the new Canadian accounting for income taxes approved by CICA, which had the effect of considering future income taxes as monetary items;
            therefore, there is no difference in the measurement of future income taxes at the end of December 1998 and 1999.

       (6) Under Canadian GAAP, start-up costs can be deferred and amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.

       (7) As mentioned in Note 2, the Company has adopted, in 1997, the US dollar as its reporting and functional currency. Under Canadian GAAP, prior years' financial statements are presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of $0.73 per CAN$1.00. Under U.S. GAAP, prior years' financial statements are translated according to the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate.

       (8) Under U.S. GAAP, advances to officers and managers for the purchase of shares of the Company must be deducted from shareholders' equity.

       (9) Under U.S. GAAP, the write-off (Note 12) of unamortized debt issue expense was recognized when the debt was extinguished in 1998.

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

          (10) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

     (B)  SUPPLEMENTARY DISCLOSURES UNDER U.S. GAAP
          1.   ACCOUNTS RECEIVABLE

                                                                                 1999        1998
                                                                               --------     -------
                                                                                 (in thousands of
                                                                                     dollars)
               Trade receivable...........................................     $112,380     $94,189
               Other......................................................       13,038       2,856
                                                                               --------     -------
                                                                                125,418      97,045
               Less: Allowance for doubtful accounts......................       (1,139)     (1,150)
                                                                               --------     -------
                                                                               $124,279     $95,895
                                                                               ========     =======

          2.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                                                1999       1998
                                                                              --------    -------
                                                                               (in thousands of
                                                                                   dollars)
               Trade payable..............................................    $ 67,781    $41,136
               Accrued vacation pay and payroll deduction.................      13,387      9,068
               Other......................................................      21,678     21,908
                                                                              --------    -------
                                                                              $102,846    $72,112
                                                                              ========    =======

          3.   OPERATING LEASES

          Operating lease expenses amounted to $7.4 million in 1999 (1998 -- $6.6 million; 1997 -- $4.7 million).

          4.   SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENT OF CASH FLOWS

          Under US GAAP, bank indebtedness is considered as a financing activity and is reported as such in the statement of cash flows.

          5.   PRO FORMA STATEMENT OF EARNINGS DATA (UNAUDITED)

          The following unaudited pro forma statement of earnings data assume that the acquisitions discussed in Note 3 occurred as at January 1, 1998. The unaudited pro forma statement of earnings data were prepared based upon the historical consolidated statements of earnings of the Company for the years ended December 31, 1999 and 1998, on the statements of earnings of the businesses acquired for the year ended December 31, 1998 and for the period from January 1, 1999 to the date of their respective acquisition. The statements of earnings of the businesses acquired have been adjusted to bring accounting policies for amortization of property, plant and equipment and inventory valuation in line with those of the Company. The unaudited pro forma data are not necessarily indicative of the combined results of operations of the Company and the businesses acquired that would have resulted had the transactions occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

          Pro forma statement of earnings data

                                                                                 1999          1998
                                                                              -----------    ---------
                                                                              (in thousands of dollar,
                                                                                  except per share
                                                                                      amounts)
               Net sales..................................................    $1,049,161     $950,830
               Net earnings (loss)........................................        39,475      (26,213)
               Net earnings (loss) per share..............................          0.80        (0.53)

                           ST. LAURENT PAPERBOARD INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                              OTHERWISE INDICATED)

          6.   PENDING ACCOUNTING STANDARD

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardized the accounting for all derivatives. This standard will be effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of this new Standard.

          In March 1999, the Canadian Institute of Chartered Accountants ("CICA") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The new accounting standards will be applicable in fiscal year 2000. Management has not yet determined if the new rules will be applied retroactively or prospectively as permitted under section 3461. If the new rules are applied retroactively, the benefit liability will increase by approximately $31 million and retained earnings will decrease by approximately $21 million net of income taxes.

20.  SUBSEQUENT EVENT

     On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

21.  COMPARATIVE AMOUNTS

     Certain comparative amounts have been restated to comply with the current year's presentation.

                                   APPENDIX J

                SMURFIT-STONE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

  SMURFIT-STONE CONTAINER CORPORATION

     We have audited the accompanying consolidated balance sheets of Smurfit-Stone Container Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smurfit-Stone Container Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the financial statements, in 1998 the Company changed its method of accounting for start-up costs.

                                       /s/ ERNST & YOUNG LLP
                                       -------------------------------
                                       ERNST & YOUNG LLP
St. Louis, Missouri
January 24, 2000
except for Note 20, as to which the date is February 23, 2000

                       SMURFIT-STONE CONTAINER CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                                ---------------------
                                                                  1999        1998
                                                                --------    ---------
                                                                (In millions, except
                                                                     share data)
ASSETS

Current assets

  Cash and cash equivalents.................................     $   24      $   155
  Receivables, less allowances of $50 in 1999 and $70 in
     1998...................................................        647          743
  Inventories

     Work-in-process and finished goods.....................        238          227
     Materials and supplies.................................        496          546
                                                                 ------      -------
                                                                    734          773
  Refundable income taxes...................................          7           24
  Deferred income taxes.....................................        130          160
  Prepaid expenses and other current assets.................         69          129
                                                                 ------      -------
     Total current assets...................................      1,611        1,984
Net property, plant and equipment...........................      4,395        5,496
Timberland, less timber depletion...........................         24          276
Goodwill, less accumulated amortization of $151 in 1999 and
  $73 in 1998...............................................      3,328        2,869
Investment in equity of non-consolidated affiliates.........        176          638
Other assets................................................        325          368
                                                                 ------      -------
                                                                 $9,859      $11,631
                                                                 ======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities

  Current maturities of long-term debt......................     $  174      $   205
  Accounts payable..........................................        662          533
  Accrued compensation and payroll taxes....................        238          181
  Interest payable..........................................        111          126
  Other current liabilities.................................        384          304
                                                                 ------      -------
     Total current liabilities..............................      1,569        1,349
Long-term debt, less current maturities.....................      4,619        6,428
Other long-term liabilities.................................        894        1,026
Deferred income taxes.......................................        839        1,113
Minority interest...........................................         91           81
Stockholders' equity
  Preferred stock, par value $.01 per share; 25,000,000
     shares authorized; none issued and outstanding
  Common stock, par value $.01 per share; 400,000,000 shares authorized, 217,820,762 and 214,959,041 issued and
     outstanding in 1999 and 1998, respectively.............          2            2
  Additional paid-in capital................................      3,436        3,376
  Retained earnings (deficit)...............................     (1,586)      (1,743)
  Accumulated other comprehensive income (loss).............         (5)          (1)
                                                                 ------      -------
     Total stockholders' equity.............................      1,847        1,634
                                                                 ------      -------
                                                                 $9,859      $11,631
                                                                 ======      =======

                See notes to consolidated financial statements.

                       SMURFIT-STONE CONTAINER CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1999          1998          1997
                                                                ---------     ---------     ---------
                                                                (In millions, except per share data)
Net sales...................................................     $7,151        $3,485        $2,957
Costs and expenses
  Cost of goods sold........................................      6,022         2,952         2,532
  Selling and administrative expenses.......................        696           369           249
  Restructuring charge......................................         10           257
                                                                 ------        ------        ------
     Income (loss) from operations..........................        423           (93)          176
Other income (expense)
  Interest expense, net.....................................       (563)         (247)         (196)
  Other, net................................................        479             4            (2)
                                                                 ------        ------        ------
  Income  (loss)  from  continuing  operations  before  income  taxes,  minority interest, extraordinary item and

     cumulative effect of accounting change.................        339          (336)          (22)
Benefit from (provision for) income taxes...................       (168)          126             3
Minority interest expense...................................         (8)           (1)
                                                                 ------        ------        ------
  Income (loss) from continuing operations before
     extraordinary item and cumulative effect of accounting
     change.................................................        163          (211)          (19)
Discontinued operations
  Income from discontinued operations, net of income taxes
     of $(1) in 1999, $(17) in 1998 and $(14) in 1997.......          2            27            20
Gain on disposition of discontinued operations, net of
  income taxes of $2........................................          4
                                                                 ------        ------        ------
  Income (loss) before extraordinary item and cumulative
     effect of accounting change............................        169          (184)            1
Extraordinary item

  Loss from early extinguishment of debt, net of income tax
     benefit of $7 in 1999 and $9 in 1998...................        (12)          (13)
Cumulative effect of accounting change
  Start-up costs, net of income tax benefit of $2...........                       (3)
                                                                 ------        ------        ------
     Net income (loss)......................................     $  157        $ (200)       $    1
                                                                 ------        ------        ------
Basic earnings per common share
  Income (loss) from continuing operations before
     extraordinary item and cumulative effect of accounting
     change.................................................     $  .75        $(1.70)       $ (.17)
  Discontinued operations...................................        .01           .22           .18
  Gain on disposition of discontinued operations............        .01
  Extraordinary item........................................       (.05)         (.11)
  Cumulative effect of accounting change....................                     (.02)
                                                                 ------        ------        ------
     Net income (loss)......................................     $  .72        $(1.61)       $  .01
                                                                 ------        ------        ------
Weighted average shares outstanding.........................        217           124           111
Diluted earnings per common share
  Income (loss) from continuing operations before
     extraordinary item and cumulative effect of accounting
     change.................................................     $  .74        $(1.70)       $ (.17)
  Discontinued operations...................................        .01           .22           .18
  Gain on disposition of discontinued operations............        .01
  Extraordinary item........................................       (.05)         (.11)
  Cumulative effect of accounting change....................                     (.02)
                                                                 ------        ------        ------
     Net income (loss)......................................     $  .71        $(1.61)       $  .01
                                                                 ------        ------        ------
Weighted average shares outstanding.........................        220           124           111

                See notes to consolidated financial statements.

                       SMURFIT-STONE CONTAINER CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK
                                     --------------------                             ACCUMULATED
                                       NUMBER       PAR     ADDITIONAL   RETAINED        OTHER
                                         OF        VALUE,    PAID-IN     EARNINGS    COMPREHENSIVE
                                       SHARES       $.01     CAPITAL     (DEFICIT)   INCOME (LOSS)   TOTAL
                                     -----------   ------   ----------   ---------   -------------   ------
                                                   (in millions, except share data)
BALANCE AT JANUARY 1, 1997.........  110,989,156     $1       $1,168      $(1,544)        $          $ (375)
Comprehensive income

  Net income.......................                                             1                         1
  Other comprehensive income, net
     of tax........................
                                     -----------     --       ------      -------         ---        ------
     Comprehensive income..........                                             1                         1
Issuance of common stock under
  stock option plan................        7,638
                                     -----------     --       ------      -------         ---        ------
BALANCE AT DECEMBER 31, 1997.......  110,996,794      1        1,168       (1,543)                     (374)
Comprehensive income (loss)
  Net loss.........................                                          (200)                     (200)
  Other comprehensive income (loss)
     Foreign currency translation
       adjustment, net of tax of
       $2..........................                                                         3             3
     Minimum pension liability
       adjustment, net of tax of
       $(2)........................                                                        (4)           (4)
                                     -----------     --       ------      -------         ---        ------
       Comprehensive income

          (loss)...................                                          (200)         (1)         (201)
Issuance of common stock for
  acquisition of Stone Container
  Corporation, net of registration
  costs............................  103,954,782      1        2,168                                  2,169
Fair value of Smurfit-Stone
  Container

  Corporation stock options issued
  to convert Stone Container

  Corporation stock options........                               40                                     40
Issuance of common stock under
  stock option plan................        7,465
                                     -----------     --       ------      -------         ---        ------
BALANCE AT DECEMBER 31, 1998.......  214,959,041      2        3,376       (1,743)         (1)        1,634
Comprehensive income (loss)
  Net income.......................                                           157                       157
  Other comprehensive income (loss)
     Unrealized holding gain on
       marketable securities, net
       of tax of $2................                                                         3             3
     Foreign currency translation
       adjustment, net of tax of
       $(7)........................                                                       (11)          (11)
     Minimum pension liability
       adjustment, net of tax of
       $2..........................                                                         4             4
                                     -----------     --       ------      -------         ---        ------
       Comprehensive income

          (loss)...................                                           157          (4)          153
Issuance of common stock under
  stock option plan................    2,861,721                  60                                     60
                                     -----------     --       ------      -------         ---        ------
BALANCE AT DECEMBER 31, 1999.......  217,820,762     $2       $3,436      $(1,586)        $(5)       $1,847
                                     ===========     ==       ======      =======         ===        ======

                 See notes to consolidated financial statements

                       SMURFIT-STONE CONTAINER CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999       1998      1997
                                                              -------    -------    -----
                                                                     (in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $   157    $  (200)   $   1
  Adjustments to reconcile net income (loss) to net cash
   provided by
   operating activities
     Gain on disposition of discontinued operations.........       (2)
     Extraordinary loss from early extinguishment of debt...       19         22
     Cumulative effect of accounting change for start-up
      costs.................................................                   5
     Depreciation, depletion and amortization...............      430        168      127
     Amortization of deferred debt issuance costs...........       14          8       11
     Deferred income taxes..................................      137       (113)      13
     Gain on sale of assets.................................     (446)
     Non-cash employee benefit expense......................       31          9        4
     Foreign currency transaction gains.....................       (7)        (4)
     Non-cash restructuring charge..........................        4        179
     Change in current assets and liabilities, net of
     effects from
      acquisitions and dispositions
       Receivables..........................................     (186)        98      (24)
       Inventories..........................................        8          3      (32)
       Prepaid expenses and other current assets............       38        (13)       3
       Accounts payable and accrued liabilities.............       88        (77)      (4)
       Interest payable.....................................      (15)        26       (5)
       Income taxes.........................................        6        (18)      (6)
     Other, net.............................................      (93)        36
                                                              -------    -------    -----
  Net cash provided by operating activities.................      183        129       88
                                                              -------    -------    -----
CASH FLOWS FROM INVESTING ACTIVITIES
  Property additions........................................     (156)      (285)    (166)
  Timberland additions......................................                  (2)     (16)
  Investments in affiliates and acquisitions................                           (9)
  Cash acquired with acquisition, net of acquisition
     costs..................................................                 222
  Construction funds held in escrow.........................                            9
  Proceeds from property and timberland disposals and sale
     of businesses..........................................    1,417          6        7
  Net proceeds from sale of receivables.....................      226
                                                              -------    -------    -----
  Net cash provided by (used for) investing activities......    1,487        (59)    (175)
                                                              -------    -------    -----
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under bank credit facilities...................               1,502
  Net borrowings (repayments) under accounts receivable
     securitization programs................................     (211)        (1)      30
  Payments of long-term debt................................   (1,611)    (1,384)      (7)
  Other increases in long-term debt.........................                           64
  Proceeds from exercise of stock options...................       17
  Deferred debt issuance costs..............................                 (44)
                                                              -------    -------    -----
  Net cash provided by (used for) financing activities......   (1,805)        73       87
                                                              -------    -------    -----
  Effect of exchange rate changes on cash...................        4
                                                              -------    -------    -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     (131)       143
Cash and cash equivalents
  Beginning of year.........................................      155         12       12
                                                              -------    -------    -----
  End of year...............................................  $    24    $   155    $  12
                                                              =======    =======    =====

                See notes to consolidated financial statements.

                       SMURFIT-STONE CONTAINER CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASISOF   PRESENTATION:   Smurfit-Stone   Container   Corporation  ("SSCC"),
    formerly Jefferson Smurfit Corporation and hereafter referred to as the "Company," owns 100% of the common equity interest in JSCE, Inc. and Stone Container Corporation ("Stone"). The Company has no operations other than its investments in JSCE, Inc. and Stone. JSCE, Inc. owns 100% of the equity interest in Jefferson Smurfit Corporation (U.S.) ("JSC(U.S.)") and is the guarantor of the senior unsecured indebtedness of JSC(U.S.). JSCE, Inc. has no operations other than its investment in JSC(U.S.). JSC(U.S.) has operations throughout the United States. Stone has domestic and international operations.

    NATURE OF OPERATIONS: The Company's major operations are in paper products, recycled and renewable fiber resources, and consumer and specialty packaging. In February 1999, the Company announced its intention to divest its newsprint subsidiary, and accordingly, its newsprint segment is accounted for as a discontinued operation (See Note 13). The Company's paperboard mills procure virgin and recycled fiber and produce paperboard for conversion into corrugated containers, folding cartons, industrial bags and industrial packaging at Company-owned facilities and third-party converting operations. Paper product customers represent a diverse range of industries including paperboard and paperboard packaging, wholesale trade, retailing and agri-business. Recycling operations collect or broker wastepaper for sale to Company-owned and third-party paper mills. Specialty packaging produces labels and flexible packaging for use in industrial, medical and consumer product applications. Customers and operations are principally located in the United States. Credit is extended to customers based on an evaluation of their financial condition.

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and majority-owned and controlled subsidiaries. Investments in majority-owned affiliates where control does not exist and non-majority owned affiliates are accounted for on the equity method.
    Significant intercompany accounts and transactions are eliminated in consolidation.

    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of $3 million and $55 million were pledged at December 31, 1999 and 1998 as collateral for obligations associated with the accounts receivable securitization programs (See Note
    6).

    REVENUE RECOGNITION: Revenue is recognized at the time products are shipped to external customers.

    INVENTORIES: Inventories are valued at the lower of cost or market, principally under the last-in, first-out ("LIFO") method except for $225 million in 1999 and $303 million in 1998 which are valued at the lower of average cost or market. First-in, first-out ("FIFO") costs (which approximate replacement costs) exceed the LIFO value by $64 million and $45 million at December 31, 1999 and 1998, respectively.

    NET PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost. The costs of additions, improvements and major replacements are capitalized, while maintenance and repairs are charged to expense as incurred. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the terms of the applicable leases for leasehold improvements. Papermill machines have been assigned a useful life of 23 years, while major converting equipment and folding carton presses have been assigned useful lives ranging from 12-20 years. Property, plant and equipment acquired in the Merger were recorded at fair value based on the final appraisal results (See Note 2). These assets were assigned remaining useful lives of 18 years for papermill machines and 12 years for major converting equipment.

    TIMBERLAND, LESS TIMBER DEPLETION: Timberland is stated at cost less accumulated cost of timber harvested. The portion of the costs of timberland attributed to standing timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberland are capitalized. The Company sold approximately 980,000 acres of owned and leased timberlands in 1999 (See
    Note 4).

    GOODWILL:  The excess of cost over the fair value assigned to the net assets
    acquired  is  recorded  as  goodwill  and  is  being   amortized  using  the
    straight-line method over 40 years.

    DEFERRED DEBT ISSUANCE COSTS: Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

    LONG-LIVED ASSETS: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," long-lived assets held and used by the Company and the related goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

    INCOME TAXES: The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (See Note 8).

    FOREIGN CURRENCY TRANSLATION: The functional currency for the majority of the Company's foreign operations is the applicable local currency. Accordingly, assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. Translation gains or losses are included within stockholders' equity as part of Accumulated Other Comprehensive Income. Foreign currency transaction gains or losses are credited or charged to income. The functional currency for foreign operations operating in highly inflationary economies is the U.S. dollar and any gains or losses are credited or charged to income.

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    FINANCIAL INSTRUMENTS: The Company periodically enters into interest rate swap agreements that involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

    TRANSFERS OF FINANCIAL ASSETS: The Company accounts for transfers of financial assets in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, financial assets transferred to qualifying special-purpose entities and the liabilities of such entities are not reflected in the consolidated financial statements of the Company (See Note 4).

    EMPLOYEE STOCK OPTIONS: Accounting for stock-based plans is in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (See Note 11).

    ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Reserves for environmental liabilities are established in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The Company records a liability at the time when it is probable and can be reasonably estimated. Such liabilities are not discounted or reduced for potential recoveries from insurance carriers.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS: Certain reclassifications of prior year presentations have been made to conform to the 1999 presentation.

    START-UP COSTS: In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs related to start-up activities be expensed as incurred. Prior to 1998, the Company capitalized certain costs to open new plants or to start new production processes. The Company adopted the provisions of the SOP in its financial statements as of the beginning of 1998. The Company recorded a charge for the cumulative effect of an accounting change of $3 million, net of taxes of $2 million ($.02 per share), to expense costs that had been capitalized prior to 1998.

    COMPUTER SOFTWARE-INTERNAL USE: In March 1998, the AICPA issued SOP 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use," which requires that certain costs incurred in connection with developing or obtaining software for internal-use must be capitalized. The adoption of SOP 98-1 did not have a material effect on the 1999 financial statements.

    PROSPECTIVE ACCOUNTING PRONOUNCEMENTS: In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing what the impact of SFAS No. 133 will be on the Company's future earnings and financial position.

2.  MERGER AND RESTRUCTURINGS

        MERGER WITH STONE CONTAINER CORPORATION

    On November 18, 1998, Stone merged with a wholly-owned subsidiary of the Company ("the Merger"). Under the terms of the Merger, each share of Stone common stock was exchanged for the right to receive .99 of one share of Company common stock. A total of 104 million shares of Company common stock were issued in the Merger, resulting in a total purchase price (including the fair value of stock options and related fees) of approximately $2,245 million. The Merger was accounted for as a purchase business combination and, accordingly, the results of operations of Stone have been included in the consolidated statements of operations of the Company after November 18, 1998. The purchase price allocation was completed during the fourth quarter of 1999, and includes adjustments for the final appraisals on property, plant and equipment and investments in non-consolidated affiliates, resulting in a decrease in valuations of $726 million and $38 million, respectively; the resolution of litigation related to the Company's investment in Florida Coast Paper Company L.L.C ("FCPC") and Stone Savannah River Pulp and Paper Corporation ("SSR"); the shutdown of converting facilities; and the related deferred taxes. The final allocation resulted in acquired goodwill of $3,202 million, which is being amortized on a straight-line basis over 40 years.

    In October 1999, FCPC and a committee representing the holders of the FCPC secured debt filed a bankruptcy reorganization plan to resolve all matters relating to the bankruptcies of the FCPC Companies. In January 2000, the plan was confirmed and consummated and Stone paid approximately $123 million to satisfy the claims of creditors of FCPC, Stone received title to the FCPC mill, and all claims under the Output Purchase Agreement, as well as any obligations of Stone involving FCPC or its affiliates, were released and discharged. In addition,

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    Four M Corporation ("Four M") issued $25 million of convertible preferred stock to Stone in connection with the consummation of the plan. (See Note
    18).

    The litigation related to the Company's purchase of the common stock of SSR was settled for cash payments of approximately $32 million during the third quarter of 1999.

    The following unaudited pro forma combined information presents the results of operations of the Company as if the Merger had taken place on January 1, 1998 and 1997, respectively:

    PRO FORMA INFORMATION

                                                                   1998      1997
                                                                  ------    ------
    Net sales...................................................  $7,550    $7,748
    Loss from continuing operations before extraordinary item
      and cumulative effect of accounting change................    (999)     (453)
    Net loss....................................................    (992)     (445)
    Net loss per common share
      Basic.....................................................   (4.61)    (2.08)
      Diluted...................................................   (4.61)    (2.08)

    These unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Merger occurred as of January 1, 1998 and 1997, respectively.

    STONE PURCHASE ALLOCATION

    Included in the allocation of the cost to acquire Stone is the adjustment to fair value of property and equipment associated with the permanent shutdown of certain containerboard mill and pulp mill facilities of Stone, liabilities for the termination of certain Stone employees, and liabilities for long-term commitments. The assets at these facilities were recorded at their estimated fair value less cost to sell based upon appraisals. The terminated employees included approximately 550 employees at these mill facilities and 200 employees in Stone's corporate office. These employees were terminated in December 1998. The facilities were shut down during 1998 and the Company is in the process of either selling or dismantling these facilities. The long-term commitments consist of lease commitments and funding commitments on debt guarantees that are associated with the shutdown of Stone's containerboard mill and pulp mill facilities or other investments in which the Company will no longer participate as a result of its merger plan.

    During 1999, the Company permanently closed five Stone converting facilities. Included in the purchase price allocation for these facilities are the adjustment to fair value of property, plant and equipment less the costs to sell, liabilities for the termination of employees, and liabilities for long-term commitments, primarily leases. Approximately 500 employees were terminated in 1999. The amounts associated with these closures are included in the following table of exit liabilities as part of the 1999 adjustments.

    The following is a summary of the exit liabilities recorded in the allocation of the cost of Stone:

                                                                      BALANCE AT                               BALANCE AT
                                               OPENING                 DEC. 31,                                 DEC. 31,
                                               BALANCE    PAYMENTS       1998       PAYMENTS    ADJUSTMENTS       1999
                                               -------    --------    ----------    --------    -----------    ----------
    Severance................................   $ 14        $ (4)        $ 10         $(13)        $  8           $  5
    Lease commitments........................     38          (1)          37           (6)           8             39
    Settlement of FCPC litigation............     37                       37           (1)          87            123
    Other commitments........................     19          (6)          13           (2)           4             15
    Mill closure costs.......................      9                        9           (7)          (1)             1
                                                ----        ----         ----         ----         ----           ----
                                                $117        $(11)        $106         $(29)        $106           $183
                                                ----        ----         ----         ----         ----           ----

    RESTRUCTURING

    In connection with the Merger, the Company recorded a pretax restructuring charge of $257 million in 1998 related to the permanent shutdown of certain containerboard mill operations and related facilities formerly operated by JSC(U.S.), the termination of certain JSC(U.S.) employees, and liabilities for lease commitments at the closed JSC(U.S.) facilities. The containerboard mill facilities were permanently shut down on December 1, 1998 and the Company is in various stages of dismantling these facilities. The assets at these facilities were adjusted to their estimated fair value less cost to sell based upon appraisals. The sales and operating income of these mill facilities in 1998 prior to closure were $209 million and $9 million respectively. The terminated employees included approximately 700 employees at these mills and 50 employees in the Company's corporate office. These employees were terminated in December 1998. During 1999, the Company permanently closed eight facilities, which resulted in approximately 400 employees being terminated. A $15 million restructuring charge was recorded related to the facility closures. The 1999 adjustments below include a reduction to 1998 exit liabilities of $5 million and a reclassification of pension liabilities of $12 million.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The following is a summary of the restructuring liabilities recorded:

                                                                      BALANCE AT                                         BALANCE AT
                                OPENING                                DEC. 31,                                           DEC. 31,
                                BALANCE    PAYMENTS    ADJUSTMENTS       1998       CHARGE    PAYMENTS    ADJUSTMENTS       1999
                                -------    --------    -----------    ----------    ------    --------    -----------    ----------
    Write-down of property and
      equipment to fair
      value...................   $179        $            $(179)         $           $ 4        $            $ (4)          $
    Severance.................     27         (3)                         24           5         (27)                         2
    Lease commitments.........     21         (1)                         20                      (3)                        17
    Pension curtailments......      9                                      9           3                      (12)
    Facility closure costs....     13         (3)                         10           1          (3)                         8
    Other.....................      8                                      8           2          (3)          (5)            2
                                 ----        ---          -----          ---         ---        ----         ----           ---
                                 $257        $(7)         $(179)         $71         $15        $(36)        $(21)          $29
                                 ----        ---          -----          ---         ---        ----         ----           ---

    OTHER MERGER RELATED CHARGES

    In addition, the Company recorded $23 million of Merger related charges as selling and administrative expenses during the fourth quarter of 1998. These charges pertained to professional management fees to achieve operating efficiencies from the Merger, fees for management personnel changes and other Merger cost.

    CASH REQUIREMENTS

    Future cash outlays under the restructuring of Stone and JSC(U.S.) operations are anticipated to be $158 million in 2000 (including the $123 million FCPC settlement), $11 million in 2001, $11 million in 2002, and $32 million thereafter. The Company is continuing to evaluate all areas of its business in connection with its merger integration, including the identification of additional converting facilities that might be closed.

3.  NET PROPERTY, PLANT AND EQUIPMENT

    Net property, plant and equipment at December 31 consists of:

                                                                   1999       1998
                                                                  -------    ------
    Land........................................................  $   122    $  145
    Buildings and leasehold improvements........................      496       780
    Machinery, fixtures and equipment...........................    4,662     5,279
    Construction in progress....................................      127       156
                                                                  -------    ------
                                                                    5,407     6,360
    Less accumulated depreciation and amortization..............   (1,012)     (864)
                                                                  -------    ------
      Net property, plant and equipment.........................  $ 4,395    $5,496
                                                                  -------    ------

    Property, plant and equipment was adjusted by $726 million in Stone's final purchase price allocation (See Note 2). Depreciation and depletion expense was $352 million, $153 million, and $119 million for 1999, 1998 and 1997, respectively. Net property, plant and equipment include capitalized leases of $76 million and $68 million and related accumulated amortization of $32 million and $23 million at December 31, 1999 and 1998, respectively.

4.  SFAS NO. 125 TRANSACTIONS

        STONE RECEIVABLES SECURITIZATION PROGRAM

    On October 15, 1999, the Company entered into a new six-year $250 million accounts receivable securitization program whereby the Company sells, without recourse, on an ongoing basis, certain of its accounts receivable to Stone Receivables Corporation ("SRC"), a wholly-owned non-consolidated subsidiary of the Company. SRC transfers the receivables to a trust for which it has sold beneficial interest to third-party investors. The Company retained a junior interest in the trust which has been classified as accounts receivable in the accompanying consolidated balance sheets.

    SRC is a qualified special-purpose entity under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly accounts receivable sold to SRC for which the Company did not retain an interest, are not included in the Company's consolidated balance sheets.

    At December 31, 1999, $304 million of accounts receivable had been sold under the program, of which $79 million was retained by the Company as a junior interest and recorded as an accounts receivable in the accompanying consolidated balance sheets.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    TIMBERLAND SALE AND NOTE MONETIZATION

    The Company sold approximately 980,000 acres of owned and leased timberland in Florida, Georgia and Alabama in October 1999. The final purchase price, after adjustments, was $710 million. The Company received $225 million in cash, with the balance of $485 million in the form of installment notes.

    The Company entered into a program to monetize the installment notes receivable. The notes were sold to Timber Notes Holdings, a qualified special purpose entity under the provisions of SFAS No. 125, for $430 million cash proceeds and a residual interest in the notes. The transaction has been accounted for as a sale under SFAS No. 125. The cash proceeds from the sale and the monetization transactions were used to prepay borrowings under the JSC(U.S.) Credit Agreement. At December 31, 1999 the residual interest of $33 million was included in other assets.

    The pretax gain of $407 million on the timberland  sale and the related note
    monetization   program  is  included  in  other,  net  in  the  consolidated statements of operations.

5.  NON-CONSOLIDATED AFFILIATES

    The Company has several non-consolidated affiliates that are engaged in paper and packaging operations in North America, South America and Europe. The Company's significant non-consolidated affiliate at December 31, 1999 is Smurfit-MBI (formerly MacMillian Bathurst, Inc.), a Canadian corrugated container company, in which the Company owns a 50% interest. The remaining 50% interest is owned by an affiliate of Jefferson Smurfit Group plc. Smurfit-MBI had net sales of $389 million and $351 million in 1999 and 1998, respectively.

    As of December 31, 1998, the Company owned 25% of Abitibi Consolidated Inc. ("Abitibi"), which had sales of $2,313 million in 1998. In 1999, the Company sold its interest in Abitibi and recorded a $39 million gain, which is reflected in other, net in the consolidated statements of operations.

    Combined  summarized   financial   information  for  all  of  the  Company's
    non-consolidated affiliates that are accounted for under the equity method of accounting is presented as follows:

                                                                      1999            1998
                                                                  ------------    ------------
    Results of operations

      Net sales.................................................      $668            $417
      Cost of sales.............................................       576             384
      Income (loss) before income taxes, minority interest and
        extraordinary charges...................................        34             (55)
      Net income (loss).........................................        32             (43)

                                                                  DECEMBER 31,    DECEMBER 31,
                                                                      1999            1998
                                                                  ------------    ------------
    Financial position:
      Current assets............................................      $160           $  964
      Non-current assets........................................       150            4,238
      Current liabilities.......................................       111              782
      Non-current liabilities...................................       107            1,973
      Stockholders' equity......................................        93            2,447

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

6.  LONG-TERM DEBT

    Long-term debt, as of December 31, is as follows:

                                                                   1999      1998
                                                                  ------    ------
    BANK CREDIT FACILITIES
    JSC(U.S.)
    1998 Tranche A Term Loan (8.7% weighted average  variable rate),  payable in various installments through March 31,

      2005......................................................  $  275    $  400
    1998 Tranche B Term Loan (9.4% weighted average variable
      rate), payable in various installments through March 31,
      2006......................................................     115       900
    Revolving Credit Facility (9.0% weighted average variable
      rate), due March 31, 2005.................................      50        85
    Stone
    Tranche B Term Loan, payable in various installments through
      April 1, 2000.............................................               368
    Tranche C Term Loan (9.5% weighted average variable rate), payable in various installments
      through October 1, 2003...................................     181       194
    Tranche D Term Loan (9.5% weighted average variable rate), payable in various installments
      through October 1, 2003...................................     173       185
    Tranche E Term Loan (9.5% weighted average variable rate), payable in various installments
      through October 1, 2003...................................     234       248
    Revolving Credit Facility (10.6% weighted average rate), due
      December 31, 2000.........................................      93       161
    4.98% to 7.96% term loans, denominated in foreign
      currencies, payable in varying amounts through 2004.......      40        79
                                                                  ------    ------
                                                                   1,161     2,620
    ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM BORROWINGS
    JSC(U.S.) accounts receivable securitization program
      borrowings (5.9% weighted average variable rate), due in
      February 2002.............................................     224       209
    Stone accounts receivable  securitization  program term loans (6.2% weighted average variable rate), due December 15,

      2000......................................................               210
                                                                  ------    ------
                                                                     224       419
    SENIOR NOTES
    JSC(U.S.)
    11.25% Series A unsecured senior notes, due May 1, 2004.....     300       300
    10.75% Series B unsecured senior notes, due May 1, 2002.....     100       100
    9.75% unsecured senior notes, due April 1, 2003.............     500       500

    Stone

    10.75% first mortgage notes, due October 1, 2002 (plus
      unamortized premium of $13 and $18).......................     513       518
    8.45% mortgage notes, payable in monthly installments
      through August 1, 2007 and $69 on September 1, 2007.......      81        82
    9.875% unsecured senior notes, due February 1, 2001 (plus
      unamortized premium of $3 and $7).........................     562       578
    11.5% unsecured senior notes, due October 1, 2004 (plus
      unamortized premium of $10 and $12).......................     210       212
    11.5% unsecured senior notes, due August 15, 2006 (plus
      unamortized premium of $5 and $6).........................     205       206
    12.58% rating adjustable unsecured senior notes, due August
      1, 2016 (plus unamortized premium of $2 and $2)...........     127       127
                                                                  ------    ------
                                                                   2,598     2,623
    OTHER DEBT
    Other (including obligations under capitalized leases of $43
      and $44)..................................................     329       344
    STONE SUBORDINATED DEBT
    10.75% senior subordinated debentures and 1.5% supplemental interest certificates, due on April 1, 2002 (less
      unamortized discount of $3 and $5)........................     244       270
    10.75% senior subordinated debentures, due April 1, 2002
      (less unamortized discount of $1 at December 31, 1998)....     200       200
    11.0% senior subordinated debentures, due August 15, 1999
      (plus unamortized premium of $1
      at December 31, 1998).....................................               120
    6.75% convertible subordinated debentures (convertible at
      $34.28 per share), due February 15, 2007
      (less unamortized discount of $8 and $8)..................      37        37
                                                                  ------    ------
                                                                     481       627
                                                                  ------    ------
    Total debt..................................................   4,793     6,633
    Less current maturities.....................................    (174)     (205)
                                                                  ------    ------
    Total long-term debt........................................  $4,619    $6,428
                                                                  ------    ------

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The amounts of total debt outstanding at December 31, 1999 maturing during the next five years are as follows:

    2000........................................................    $  174
    2001........................................................       612
    2002........................................................     1,378
    2003........................................................     1,111
    2004........................................................       598
    Thereafter..................................................       920

    BANK CREDIT FACILITIES

    JSC(U.S.) Credit Agreement

    In March 1998, JSC(U.S.) entered into a bank credit facility (the "JSC(U.S.) Credit Agreement") consisting of a $550 million revolving credit facility ("Revolving Credit Facility") of which up to $150 million may consist of letters of credit, a $400 million Tranche A Term Loan and a $350 million Tranche B Term Loan. Net proceeds from the offering were used to repay the 1994 JSC(U.S.) Tranche A, Tranche B, and Tranche C Term Loans and revolving credit facility. The write-off of related deferred debt issuance costs totaling $13 million (net of income tax benefits of $9 million) for 1998 is reflected in the accompanying consolidated statements of operations as an extraordinary item.

    A commitment fee of .5% per annum is assessed on the unused portion of the Revolving Credit Facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $485 million.

    On November 18, 1998, JSC(U.S.) and its bank group amended and restated the JSC(U.S.) Credit Agreement to, among other things, (i) allow an additional $550 million borrowing on the Tranche B Term Loan, (ii) allow the purchase of a paper machine from an affiliate (See Note 15), (iii) make a $300 million intercompany loan to SSCC, which was contributed to Stone as additional paid-in capital, (iv) permit the Merger, and (v) ease certain financial covenants.

    On October 15, 1999 JSC(U.S.) and its bank group amended the JSC(U.S.) Credit Agreement to (i) permit the sale of the timberlands and the Newberg newsprint mill, (ii) permit the cash proceeds from these asset sales to be applied as prepayments against the JSC(U.S.) Credit Agreement, (iii) permit certain prepayments of other indebtedness, and (iv) ease certain quarterly financial covenants for 1999 and 2000. The proceeds from the timberland sale and the Newberg newsprint mill were used to reduce the balance of the Tranche A and Tranche B Term Loans. The write-off of related deferred debt issuance costs totaling $10 million (net of income tax benefits of $6 million) for 1999 is reflected in the accompanying consolidated statements of operations as an extraordinary item.

    The JSC(U.S.) Credit Agreement contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions, (iii) limitations on capital expenditures, and (iv) maintenance of certain financial covenants. The JSC(U.S.) Credit Agreement also requires prepayments if JSC(U.S.) has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of certain equity securities or incurrence of certain indebtedness.

    The obligations under the JSC(U.S.) Credit Agreement are unconditionally guaranteed by the Company and JSCE, Inc. and its subsidiaries, and are secured by a security interest in substantially all of the assets of JSC(U.S.) and its material subsidiaries, with the exception of cash, cash equivalents and trade receivables. The JSC(U.S.) Credit Agreement is also secured by a pledge of all the capital stock of JSCE, Inc. and each of its material subsidiaries and by certain intercompany notes.

    Stone Credit Agreement

    Stone has a bank credit agreement which provides for four secured senior term loans (Tranche B, Tranche C, Tranche D, and Tranche E Term Loans), aggregating $588 million at December 31, 1999 which mature through October 1, 2003 and a $560 million senior secured revolving credit facility, up to which $62 million may consist of letters of credit, maturing December 31, 2000 (collectively the "Stone Credit Agreement"). Stone pays a .5% commitment fee on the unused portions of its revolving credit facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $447 million.

    On November 18, 1998, Stone and its bank group amended and restated the Stone Credit Agreement to, among other things, (i) extend the maturity date on the Tranche B Term Loan $190 million payment due on October 1, 1999 to April 1, 2000, (ii) extend the maturity date of the revolving credit facility to April 1, 2000 and to provide a further extension to December 31, 2000 upon repayment of the Tranche B Term Loan on or before its maturity date of April 1, 2000, (iii) permit the use of the net proceeds from the sale of the newsprint and related assets at the Snowflake, AZ, facility to repay a portion of Stone's 11.875% Senior Notes due December 1, 1998, (iv) permit the Merger, and (v) ease certain financial covenants. On April 23, 1999, the Company repaid all outstanding amounts under Tranche B Term Loan with proceeds from the sale of Abitibi.

    The Stone Credit Agreement (as amended) contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions,
    (iii) limitations on capital expenditures, and (iv) maintenance of certain covenants. The Stone Credit Agreement also requires prepayments of the term loans if Stone has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    certain equity securities or incurrence of certain indebtedness. Current maturities include $43 million of excess cash flow payments due prior to April 5, 2000. Any prepayments are allocated against the term loan amortization in inverse order of maturity.

    During January 1999, the Company obtained a waiver from its bank group for relief from certain financial covenant requirements under the Stone Credit Agreement as of December 31, 1998. Subsequently, on March 23, 1999 the Company and its bank group amended the Stone Credit Agreement to ease certain quarterly financial covenant requirements for 1999.

    At December 31, 1999, borrowings and accrued interest outstanding under the Stone Credit Agreement were secured by a security interest in substantially all of the assets of Stone and 65% of the stock of its Canadian subsidiary. The security interest excludes cash, cash equivalents, certain trade receivables, five paper mills and the land and buildings of the corrugated container plants.

    ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM BORROWINGS

    JSC(U.S.) Securitization Program

    JSC(U.S.) has a $315 million accounts receivable securitization program (the "JSC(U.S.) Securitization Program") which provides for the sale of certain of the Company's trade receivables to a wholly owned, bankruptcy remote, limited purpose subsidiary, Jefferson Smurfit Finance Corporation ("JS Finance"). The accounts receivable purchases are financed through the issuance of commercial paper or through borrowings under a revolving liquidity facility and a $15 million term loan. Under the JSC(U.S.) Securitization Program, JS Finance has granted a security interest in all its assets, principally cash and cash equivalents and trade accounts receivable. The Company has $91 million available for additional borrowing at December 31, 1999, subject to eligible accounts receivable. Borrowings under the JSC(U.S.) Securitization Program, which expire February 2002, have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the program.

    Stone Securitization Program

    On October 15, 1999, the Company entered into the Stone Securitization Program, which is accounted for under SFAS No. 125 (See Note 4). Proceeds from the Stone Securitization Program were used to repay borrowings outstanding under its prior $210 million accounts receivable securitization program.

    SENIOR NOTES

    JSC(U.S.)

    The 11.25% Series A Senior Notes are redeemable in whole or in part at the option of JSC(U.S.), at any time on or after May 1, 1999 with a premium of 5.625% and after May 1, 2000 with a premium of 2.813% of the principal amount. The 10.75% Series B Senior Notes and the 9.75% Senior Notes are not redeemable prior to maturity. Holders of the JSC(U.S.) Senior Notes have the right, subject to certain limitations, to require JSC(U.S.) to repurchase their securities at 101% of the principal amount plus accrued and unpaid interest, upon the occurrence of a change in control or, in certain events, from proceeds of major asset sales, as defined.

    The Senior Notes, which are unconditionally guaranteed on a senior basis by JSCE, Inc., rank pari passu with the JSC(U.S.) Credit Agreement and contain business and financial covenants which are less restrictive than those contained in the JSC(U.S.) Credit Agreement.

    Stone

    Stone's senior notes (the "Stone Senior Notes"), aggregating $1,698 million at December 31, 1999, are redeemable in whole or in part at the option of Stone at various dates, at par plus a weighted average premium of 2.57%. The Merger constituted a "Change of Control" under the Stone Senior Notes and Stone's $481 million outstanding senior subordinated debentures (the "Stone Senior Subordinated Debentures"). As a result, Stone is required, subject to certain limitations, to offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures at a price equal to 101% of the principal amount, together with accrued interest. However, because the Stone Credit Agreement prohibits Stone from making an offer to repurchase the Stone Senior Notes and the Stone Senior Subordinated Debentures, Stone could not make the offer. Although the terms of the Stone Senior Notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay the outstanding indebtedness under the Stone Credit Agreement or alternative financing arrangements which would cause the bank lenders to consent to the repurchase. There can be no assurance that the Company will be successful in obtaining such financing or consents.

    In the event Stone does not maintain the minimum Subordinated Capital Base (as defined) of $1 billion for two consecutive quarters, the indentures governing the Stone Senior Notes require Stone to semiannually offer to purchase 10% of such outstanding indebtedness at par until the minimum Subordinated Capital Base (as defined) is attained. In the event the Stone Credit Agreement prohibits such an offer to repurchase, the interest rate on the Stone Senior Notes is increased by 50 basis points per semiannual coupon period up to a maximum of 200 basis points until the minimum Subordinated Capital Base is attained.

    Stone's Subordinated Capital Base (as defined) was $2,998 million and $3,096 million at December 31, 1999 and December 31, 1998, respectively; however, it was below the $1 billion minimum at September 30, June 30, and March 31, 1998. In April 1998, Stone offered to

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    repurchase  10% of the  outstanding  Stone Senior  Notes.  Approximately  $1 million of such indebtedness was redeemed under this offer. Effective February 1, 1999 the interest rate on the 9.875% Senior Notes due February 1, 2001 and 12.58% Senior Notes due August 1, 2016 was increased by 50 basis points. Effective February 15, 1999 the interest rate on the 11.5% Senior Notes due August 15, 2006 was also increased 50 basis points. The interest rates on all of the Stone Senior Notes returned to the original interest rate on April 1, 1999 due to Stone's Subordinated Capital Base exceeding the minimum on December 31, 1998.

    The 10.75% first mortgage notes are secured by the assets at four of Stone's containerboard mills. The 8.45% mortgage notes are secured by the assets at 37 of Stone's corrugated container plants.

    STONE SUBORDINATED DEBT

    The Stone Senior Subordinated Debentures, aggregating $481 million, are redeemable as of December 31, 1999, in whole or in part at the option of Stone with premiums of the principal amount at par plus a weighted average premium of .16%.

    In the event Stone does not maintain a minimum Net Worth, as defined, of $500 million, for two consecutive quarters, the interest rate on Stone's 10.75% senior subordinated debentures and 11.0% senior subordinated debentures will be increased by 50 basis points per semiannual coupon period up to a maximum amount of 200 basis points, until the minimum Net Worth is attained.

    Stone's Net Worth (as defined) was $2,506 million and $2,590 million at December 31, 1999 and 1998, respectively; however, it was below the $500 million minimum at September 30, June 30 and March 31, 1998. The interest rate on the 11.0% senior subordinated debentures was increased 50 basis points on August 15, 1998 and 50 basis points on February 15, 1999. The interest rate on the 10.75% senior subordinated debentures and the 10.75% senior subordinated debentures with the 1.5% supplemental interest certificates was increased 50 basis points on October 1, 1998. The interest rate on all of the Stone Senior Subordinated Debentures returned to the original interest rate on April 1, 1999, due to Stone's Net Worth exceeding the minimum at December 31, 1998.

    On August 15, 1999, the Company repaid its $120 million 11.0% Senior Subordinated Debentures at maturity with borrowings under its revolving credit facility.

    OTHER

    Interest costs capitalized on construction projects in 1999, 1998 and 1997 totaled $4 million, $2 million and $5 million, respectively. Interest payments on all debt instruments for 1999, 1998 and 1997 were $583 million, $206 million and $188 million, respectively.

7.  LEASES

    The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum rental commitments (exclusive of real estate taxes and other expenses) under operating leases having initial or remaining non-cancelable terms in excess of one year, excluding lease commitments on closed facilities, are reflected below:

    2000........................................................  $ 99
    2001........................................................    78
    2002........................................................    64
    2003........................................................    54
    2004........................................................    45
    Thereafter..................................................   116
                                                                  ----
    Total minimum lease payments................................  $456
                                                                  ====

    Net rental expense for operating leases, including leases having a duration of less than one year, was approximately $156 million, $69 million and $50 million for 1999, 1998 and 1997, respectively.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

8.  INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                                   1999       1998
                                                                  -------    -------
    Deferred tax liabilities

      Property, plant and equipment and timberland..............  $(1,350)   $(1,622)
      Inventory.................................................      (35)         2
      Prepaid pension costs.....................................      (42)       (41)
      Investments in affiliates.................................      (45)       (57)
      Timber installment sale...................................     (129)
      Other.....................................................     (151)      (153)
                                                                  -------    -------
      Total deferred tax liabilities............................   (1,752)    (1,871)
                                                                  -------    -------
    Deferred tax assets

      Employee benefit plans....................................      198        227
      Net operating loss, alternative minimum tax and tax credit
        carryforwards...........................................      702        559
      Deferred gain.............................................       29         23
      Purchase accounting liabilities...........................      132        103
      Deferred debt issuance cost...............................       48         52
      Restructuring.............................................        7         49
      Other.....................................................      135        113
                                                                  -------    -------
      Total deferred tax assets.................................    1,251      1,126
      Valuation allowance for deferred tax asset................     (208)      (208)
                                                                  -------    -------
      Net deferred tax assets...................................    1,043        918
                                                                  -------    -------
    Net deferred tax liabilities................................  $  (709)   $  (953)
                                                                  =======    =======

    At December 31, 1999, the Company had approximately $1,420 million of net operating loss carryforwards for U.S. federal income tax purposes that expire from 2009 through 2019, with a tax value of $497 million. A valuation allowance of $152 million has been established for a portion of these deferred tax assets. Further, the Company had net operating loss carryforwards for state purposes with a tax value of $111 million, which expire from 2000 to 2019. A valuation allowance of $56 million has been established for a portion of these deferred tax assets. The Company had approximately $94 million of alternative minimum tax credit carryforwards for U.S. federal income tax purposes, which are available indefinitely.

    Benefit from (provision for) income taxes from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change is as follows:

                                                                    1999     1998    1997
                                                                    -----    ----    ----
    Current

      Federal...................................................    $   7    $ 11    $ 10
      State and local...........................................        1       3
      Foreign...................................................      (19)     (5)
                                                                    -----    ----    ----
      Total current benefit (expense)...........................      (11)      9      10
    Deferred

      Federal...................................................     (123)    103      (5)
      State and local...........................................      (27)     11      (2)
      Foreign...................................................       (7)      3
                                                                    -----    ----    ----
      Total deferred benefit (expense)..........................     (157)    117      (7)
                                                                    -----    ----    ----
    Total benefit from (provision for) income taxes.............    $(168)   $126    $  3
                                                                    =====    ====    ====

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The Company's benefit from (provision for) income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income (loss) from continuing operations before income taxes, minority interest, extraordinary items and cumulative effect of accounting change is as follows:

                                                                    1999     1998     1997
                                                                    -----    -----    ----
    U.S. federal income tax benefit (provision) at federal
      statutory rate............................................    $(119)   $ 119    $  8
    Permanent differences from applying purchase accounting.....      (29)      (6)     (3)
    Permanently non-deductible expenses.........................       (3)      (2)     (8)
    State income taxes, net of federal income tax effect........      (17)      14       2
    Effect of valuation allowances on deferred tax assets, net
      of federal benefit........................................                         7
    Other.......................................................                 1      (3)
                                                                    -----    -----    ----
    Total benefit from (provision for) income taxes.............    $(168)   $ 126    $  3
                                                                    =====    =====    ====

    The components of the income (loss) from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change are as follows:

                                                                    1999    1998     1997
                                                                    ----    -----    ----
    United States...............................................    $282    $(338)   $(22)
    Foreign.....................................................      57        2
                                                                    ----    -----    ----
    Income (loss) from  continuing  operations  before  income  taxes,  minority interest, extraordinary item and

      cumulative effect of accounting change....................    $339    $(336)   $(22)
                                                                    ====    =====    ====

    The IRS has examined the Company's tax returns for all years through 1991, and the years have been closed through 1988. The years 1992 through 1994 are currently under examination. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition or results of operations.

    The Company made income tax payments of $47 million, $22 million and $8 million in 1999, 1998 and 1997, respectively.

9.  EMPLOYEE BENEFIT PLANS
        DEFINED BENEFIT PLANS

    The Company sponsors noncontributory defined benefit pension plans covering substantially all employees. The defined benefit plans of JSCE, Inc. were merged with the domestic defined benefit plans of Stone on December 31, 1998 and assets of these plans are available to meet the funding requirements of the combined plans. Approximately 29% of the Company's domestic pension plan assets at December 31, 1999 are invested in cash equivalents or debt securities and 71% are invested in equity securities. Equity securities at December 31, 1999 include .7 million shares of SSCC common stock with a market value of approximately $18 million and 26 million shares of JS Group common stock having a market value of approximately $79 million. Dividends paid on JS Group common stock during 1999 and 1998 were approximately $2 million in each year.

    The Company sponsors noncontributory defined benefit pension plans for its foreign operations. Approximately 21% of the foreign pension plan assets at December 31, 1999, are invested in cash equivalents or debt securities and 79% are invested in equity securities.

    POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

    The Company provides certain health care and life insurance benefits for all salaried as well as certain hourly employees. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") range from 5.25% to 6.5% at December 31, 1999 decreasing to the ultimate rate of 5.25%. The effect of a 1% increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1999 by $9 million and have an immaterial effect on the annual net periodic postretirement benefit cost for 1999.

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

                                                                    DEFINED BENEFIT      POSTRETIREMENT
                                                                         PLANS               PLANS
                                                                    ----------------    ----------------
                                                                     1999      1998      1999      1998
                                                                    ------    ------    ------    ------
    CHANGE IN BENEFIT OBLIGATION:
    Benefit obligation at January 1.............................    $1,789    $  950    $  178    $  103
    Service cost................................................        43        18         3         1
    Interest cost...............................................       121        68        12         7
    Amendments..................................................        10         8
    Plan participants' contributions............................         1                   6         4
    Curtailments................................................                            (2)
    Actuarial (gain) loss.......................................      (150)       22        (9)        3
    Acquisitions................................................                 778                  73
    Foreign currency rate changes...............................        (8)                  1
    Benefits paid...............................................       (95)      (55)      (21)      (13)
                                                                    ------    ------    ------    ------
    Benefit obligation at December 31...........................    $1,711    $1,789    $  168    $  178
                                                                    ======    ======    ======    ======
    CHANGE IN PLAN ASSETS:
    Fair value of plan assets at January 1......................    $1,512    $1,013    $         $
    Actual return on plan assets................................       256        49
    Employer contributions......................................        14         1        11         9
    Plan participants' contributions............................                             4         4
    Acquisitions................................................                 504
    Foreign currency rate changes...............................        10
    Benefits paid...............................................       (95)      (55)      (15)      (13)
                                                                    ------    ------    ------    ------
    Fair value of plan assets at December 31....................    $1,697    $1,512    $         $
                                                                    ======    ======    ======    ======
    OVER (UNDER) FUNDED STATUS:.................................    $  (14)   $ (277)   $ (168)   $ (178)
    Unrecognized actuarial (gain) loss..........................      (287)       (9)       (5)        6
    Unrecognized prior service cost.............................        50        44        (2)       (2)
    Net transition obligation...................................        (6)       (9)
                                                                    ------    ------    ------    ------
    Net amount recognized.......................................    $ (257)   $ (251)   $ (175)   $ (174)
                                                                    ======    ======    ======    ======
    AMOUNTS RECOGNIZED IN THE BALANCE SHEETS:
    Prepaid benefit cost........................................    $   71    $   52    $         $
    Accrued benefit liability...................................      (328)     (303)     (175)     (174)
    Additional minimum liability................................        (3)      (32)
    Intangible asset............................................         3        26
    Accumulated other comprehensive income......................                   4
    Deferred tax................................................                   2
                                                                    ------    ------    ------    ------
    Net amount recognized.......................................    $ (257)   $ (251)   $ (175)   $ (174)
                                                                    ======    ======    ======    ======

    The weighted-average assumptions used in the accounting for the defined benefit plans and postretirement plans were:

                                                                                              POSTRETIREMENT

                                                                    DEFINED BENEFIT PLANS         PLANS
                                                                    ----------------------    --------------
                                                                      1999         1998       1999     1998
                                                                    ---------    ---------    -----    -----
    Weighted average discount rate:
      U.S. Plans................................................         8.00%        7.00%   8.00%    7.00%
      Foreign Plans.............................................    6.50-8.00%   6.00-7.00%   8.00%    7.00%
    Rate of compensation........................................    3.00-4.50%   3.00-3.75%    N/A      N/A
    Expected return on assets...................................         9.50%        9.50%    N/A      N/A
    Health care cost trend on covered charges...................          N/A          N/A    6.50%    6.50%

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The components of net pension expense for the defined benefit plans and the components of the postretirement benefit costs are as follows:

                                                                    DEFINED BENEFIT PLANS    POSTRETIREMENT PLANS
                                                                    ---------------------    --------------------
                                                                    1999     1998    1997    1999    1998    1997
                                                                    -----    ----    ----    ----    ----    ----
    Service cost................................................    $  48    $ 26    $ 19    $ 2      $1      $1
    Interest cost...............................................      121      74      65     12       8       7
    Expected return on plan assets..............................     (138)    (90)    (80)
    Curtailment cost............................................        6       2
    Amortization of transitional asset..........................       (4)     (4)
    Recognized actuarial loss...................................        3       4
    Multi-employer plans........................................        4                      1
                                                                    -----    ----    ----    ---      --      --
    Net periodic benefit cost...................................    $  40    $ 12    $  4    $15      $9      $8
                                                                    =====    ====    ====    ===      ==      ==

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $144 million, $133 million and zero, respectively, as of December 31, 1999 and $795 million, $778 million and $601 million as of December 31, 1998.

    SAVINGS PLANS

    The Company sponsors voluntary savings plans covering substantially all salaried and certain hourly employees. The Company match is paid in SSCC common stock, up to an annual maximum. The Company's expense for the savings plans totaled $17 million, $10 million and $9 million in 1999, 1998 and 1997, respectively.

10. MINORITY INTEREST

    Stone has approximately 4.6 million shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $.01 par value, (the "Preferred Stock") issued and outstanding. Each share of Preferred Stock is entitled to one vote on all matters submitted to a vote of Stone's stockholders. The Preferred Stock is convertible, at the option of the holder, into shares of SSCC common stock at a conversion price of $34.28 (equivalent to a conversion rate of .729 shares of SSCC common stock for each share of Preferred Stock), subject to adjustment based on certain events. The Preferred Stock may alternatively be exchanged, at the option of Stone, for new 7% Convertible Subordinated Exchange Debentures of Stone due February 15, 2007 in a principal amount equal to $25.00 per share of Preferred Stock so exchanged. Additionally, the Preferred Stock is redeemable at the option of Stone, in whole or in part, from time to time. Preferred dividends are reflected as a minority interest in the Company's Consolidated Statements of Operations. At December 31, 1999 and 1998, Stone had accumulated dividend arrearages on the Preferred Stock of $22 million and $14 million, respectively. The payment of dividends is prohibited by covenants in certain of the agreements and indentures relating to indebtedness of Stone. However, the accumulated dividend arrearages on the preferred stock are payable upon their conversion, exchange or redemption.

11. STOCK OPTION AND INCENTIVE PLANS

    Prior to the Merger, the Company and Stone each maintained incentive plans for selected employees. The Company's plan included non-qualified stock options issued at prices equal to the fair market value of the Company's stock at the date of grant which expire upon the earlier of 12 years from the date of grant or termination of employment, death, or disability. The Stone plans included incentive stock options and non-qualified stock options issued at prices equal to the fair market value of Stone's common stock at the date of grant which expire upon the earlier of 10 years from the date of grant or termination of employment, death, or disability. Effective with the Merger, options outstanding under the Stone plans were converted into options to acquire SSCC common stock, with the number of shares and exercise price being adjusted in accordance with the exchange ratio of .99 to one established in the Merger Agreement, and all outstanding options under both the Company and the Stone plans became exercisable and fully vested.

    In November 1998, the stockholders approved the 1998 Long-Term Incentive Plan (the "1998 Plan") reserving 8.5 million shares of Company common stock for non-qualified stock options and performance awards to officers, key employees, and non-employee directors of the Company. The stock options are exercisable at a price equal to the fair market value of the Company's common stock on the date of grant. The vesting schedule and other terms and conditions of options granted under the 1998 Plan are established separately for each grant. The stock options granted during 1999 and 1998 vest and become exercisable eight years after the date of grant subject to acceleration based upon the attainment of pre-established stock price targets. The number of options that become vested and exercisable in any one year may not exceed one-third of the options granted for certain participants and may not exceed one-fourth of the options granted for other participants. In general, options expire 10 years from the date of grant. The performance awards permit the holder to receive amounts, denominated in shares of Company common stock, based on the Company's performance during the period between the date of grant and a pre-established future date. Performance criteria, the length of the performance period, and the form and time of payment of the award are established separately for each grant. There were no performance awards outstanding under the 1998 Plan at December 31, 1999 and 1998.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    During the second quarter of 1999, the Company recorded a $26 million charge in selling and administrative expenses related to the cashless exercise of SSCC stock options under the Jefferson Smurfit Corporation stock option plan.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options issued subsequent to December 31, 1994 under the fair value method. The pro forma net income information required by SFAS No. 123 is not likely to be representative of the effects on reported net income for future years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                                    1999     1998     1997
                                                                    -----    -----    -----
    Expected option life (years)................................        6        6        5
    Risk-free weighted average interest rate....................     5.43%    4.79%    6.49%
    Stock price volatility......................................    52.80%   53.30%   44.20%
    Dividend yield..............................................      0.0%     0.0%     0.0%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's unaudited pro forma information is as follows:

                                                                      1999    1998     1997
                                                                      ----    -----    -----
    AS REPORTED
      Net income (loss).........................................      $157    $(200)   $   1
      Basic earnings (loss) per share...........................       .72    (1.61)     .01
      Diluted earnings (loss) per share.........................       .71    (1.61)     .01
    PRO FORMA

      Net income (loss).........................................      $156    $(209)   $  (1)
      Basic earnings (loss) per share...........................       .72    (1.69)    (.01)
      Diluted earnings (loss) per share.........................       .71    (1.69)    (.01)

    The weighted average fair values of options granted during 1999, 1998 and 1997 were $9.67, $6.98 and $6.63 per share, respectively.

    Additional information relating to the plans is as follows:

                                                                                                    WEIGHTED
                                                                                                    AVERAGE

                                                                  SHARES UNDER        OPTION        EXERCISE
                                                                     OPTION        PRICE RANGE       PRICE
                                                                  ------------    --------------    --------
    Outstanding at January 1, 1997..............................    7,117,473     $10.00 - 17.63     $10.91
      Granted...................................................    1,238,500      13.13 - 15.81      13.43
      Exercised.................................................       23,825              10.00      10.00
      Cancelled.................................................      164,375      10.00 - 15.81      12.98
                                                                   ----------
    Outstanding at December 31, 1997............................    8,167,773      10.00 - 17.63      11.25
      Granted...................................................    4,728,000      12.81 - 15.81      12.94
      Exercised.................................................       36,950              10.00      10.00
      Cancelled.................................................        9,918      11.13 - 22.35      13.67
      Stone addition............................................    6,050,196      11.87 - 29.59      14.35
                                                                   ----------
    Outstanding at December 31, 1998............................   18,899,101      10.00 - 29.59      12.67
      Granted...................................................      636,500      12.81 - 23.38      17.14
      Exercised.................................................    4,475,476      10.00 - 22.35      12.37
      Cancelled.................................................       99,976      10.00 - 29.59      13.77
                                                                   ----------
    Outstanding at December 31, 1999............................   14,960,149      10.00 - 23.38      12.86

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                  WEIGHTED     AVERAGE                    WEIGHTED
       RANGE OF                   AVERAGE     REMAINING                   AVERAGE
       EXERCISE       OPTIONS     EXERCISE   CONTRACTUAL      OPTIONS     EXERCISE
        PRICES      OUTSTANDING    PRICE     LIFE (YEARS)   EXERCISABLE    PRICE
    --------------  -----------   --------   ------------   -----------   --------
    $10.00 - 12.50   4,688,619     $10.57        5.63        4,688,619     $10.57
     12.81 - 13.51   7,723,164      13.01        8.41        4,320,675      13.16
     14.06 - 15.81   1,486,281      14.47        7.63        1,486,281      14.47
     17.19 - 23.38   1,062,085      19.63        7.03          609,585      20.18
                    -----------                             ----------
                    14,960,149                              11,105,160

    The number of options exercisable at December 31, 1998 and 1997 was 14,386,101 and 483,100 respectively. As of December 31, 1999, approximately 3,357,000 shares were available for grant under the 1998 Plan.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    Accumulated other comprehensive income (loss) is as follows:

                                                                FOREIGN                     UNREALIZED        ACCUMULATED
                                                               CURRENCY       MINIMUM     HOLDING GAIN ON        OTHER
                                                              TRANSLATION     PENSION       MARKETABLE       COMPREHENSIVE
                                                              ADJUSTMENT     LIABILITY      SECURITIES       INCOME (LOSS)
                                                              -----------    ---------    ---------------    -------------
    Balance at January 1, 1998..............................     $              $               $                 $
      Current period change.................................        3            (4)                               (1)
                                                                 ----           ---             --                ---
    Balance at December 31, 1998............................        3            (4)                               (1)
      Current period change.................................      (11)            4              3                 (4)
                                                                 ----           ---             --                ---
    Balance at December 31, 1999............................     $ (8)       ...$...            $3                $(5)
                                                                 ====           ===             ==                ===

13. DISCONTINUED OPERATIONS

    During February 1999, the Company adopted a formal plan to sell the operating assets of its subsidiary, Smurfit Newsprint Corporation ("SNC"). Accordingly, SNC was accounted for as a discontinued operation in the prior consolidated financial statements. SNC consists of two newsprint mills in Oregon, and its Cladwood(R) operation, which consists of two plants which manufacture a wood composite panel used in the housing industry. The Company subsequently decided to continue to operate its Cladwood(R) business and therefore, Cladwood's(R) operating income (loss) of $1 million in 1999, $(29) million in 1998 and $1 million in 1997 was reclassified to continuing operations. Cladwood's(R) operating loss in 1998 includes the $30 million charge related to a class action settlement agreement (See Note 18). The revenues and net assets of Cladwood(R) were not material to the consolidated financial statements in any of the periods presented.

    In November 1999, the Company sold its Newberg, Oregon newsprint mill for proceeds of approximately $211 million. The Company is in negotiations to transfer ownership of the Oregon City, Oregon newsprint mill and does not expect to realize any significant proceeds from the transaction. Net gain on disposition of discontinued operations of $4 million includes the realized gain on the sale of the Newberg, Oregon newsprint mill, an expected loss on the sale of the Oregon City, Oregon newsprint mill, actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City newsprint mill through the expected disposition date.

    SNC newsprint revenues were $235 million, $303 million and $281 million for 1999, 1998 and 1997, respectively. The net assets of SNC newsprint included in the accompanying consolidated balance sheets as of December 31, 1999 and 1998 consisted of the following:

                                                                  1999    1998
                                                                  ----    ----
    Inventories and current assets..............................  $ 34    $ 36
    Net property, plant and equipment...........................    48     183
    Other assets................................................    11       7
    Accounts payable and other current liabilities..............   (94)    (63)
    Other liabilities...........................................    (4)    (42)
                                                                  ----    ----
      Net assets (liabilities) of discontinued operations.......  $ (5)   $121
                                                                  ====    ====

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

14. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                                  1999     1998     1997
                                                                  ----    ------    -----
    Numerator:
    Income (loss) from continuing operations before
      extraordinary item and cumulative effect
      of accounting change......................................  $163    $ (211)   $ (19)
    Denominator:
      Denominator for basic earnings per share -- weighted
        average shares..........................................   217       124      111
      Effect of dilutive securities:
        Employee stock options..................................     3
                                                                  ----    ------    -----
      Denominator for diluted earnings per share -- adjusted
        weighted average shares and assumed conversions.........   220       124      111
                                                                  ====    ======    =====
    Basic  earnings   (loss)  per  share  from  continuing   operations   before
      extraordinary item and cumulative effect of

      accounting change.........................................  $.75    $(1.70)   $(.17)
                                                                  ====    ======    =====
    Diluted  earnings  (loss)  per  share  from  continuing   operations  before
      extraordinary item and cumulative effect of

      accounting change.........................................  $.74    $(1.70)   $(.17)
                                                                  ====    ======    =====

    For 1999, convertible debt to acquire one million shares of common stock with an earnings effect of $2 million and additional minority interest shares of three million with an earnings effect of $8 million are excluded from the diluted earnings per share computation because they are antidilutive.

    For 1998, options to purchase one million shares of common stock under the treasury stock method, convertible debt to acquire one million shares of common stock with an earnings effect of $2 million, and additional minority interest shares of three million with an earnings effect of $1 million are excluded from the diluted earnings (loss) per share computation because they are antidilutive. Options to purchase an immaterial number of shares of common stock for 1997 were outstanding, but not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares for the year.

15. RELATED PARTY TRANSACTIONS

        TRANSACTIONS WITH JS GROUP

    Transactions with Jefferson Smurfit Group plc ("JS Group"), a significant shareholder of the Company, its subsidiaries and affiliated companies were as follows:

                                                                  1999    1998    1997
                                                                  ----    ----    ----
    Product sales...............................................  $45     $39     $34
    Product and raw material purchases..........................   21      54      51
    Management services income..................................    3       4       4
    Charges from JS Group for services provided.................    1               1
    Charges to JS Group for costs pertaining to the Fernandina
      No. 2 paperboard machine through November 18, 1998........           50      53
    Receivables at December 31..................................    2       5       3
    Payables at December 31.....................................   14       4      11

    Product sales to and purchases from JS Group, its subsidiaries and affiliates are consummated on terms generally similar to those prevailing with unrelated parties.

    The Company provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate Management Services Agreements. In consideration for general management services, the Company is paid a fee up to 2% of the subsidiaries' or affiliates' gross sales. In consideration for elective services, the Company is reimbursed for its direct cost of providing such services.

    On November 18, 1998 the Company purchased the No. 2 paperboard machine located in the Company's Fernandina Beach, Florida, paperboard mill (the "Fernandina Mill") for $175 million from an affiliate of JS Group. Until that date, the Company and the affiliate were parties to an operating agreement whereby the Company operated and managed the No. 2 paperboard machine. The Company was compensated for its direct production and manufacturing costs and indirect manufacturing, selling and administrative costs incurred for the entire Fernandina Mill. The compensation was determined by applying various formulas and agreed-upon amounts to the subject costs. The amounts reimbursed to the Company are reflected as reductions of cost of goods sold and selling and administrative expenses in the accompanying consolidated statements of operations.

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    Stone's Canadian subsidiary, Stone Container (Canada) Inc. ("Stone Canada") owns a 50% interest in Smurfit-MBI. On September 4, 1998, Stone Canada purchased the remaining 50% of Smurfit-MBI from MacMillan Bloedel Ltd. for $185 million (Canadian). Simultaneously, Stone Canada sold the newly acquired 50% interest to JS Group for the same amount.

    The Company, in connection with Merger related activities, either paid or reimbursed $16 million in legal fees, financial advisory fees and executive compensation to JS Group in 1998.

    TRANSACTIONS WITH NON-CONSOLIDATED AFFILIATES

    The Company sold paperboard, market pulp and fiber to and purchased containerboard and kraft paper from various non-consolidated affiliates. The following table summarizes the Company's related party transactions with its non-consolidated affiliates for each year presented:

                                                                  1999    1998
                                                                  ----    ----
    Product sales...............................................  $303    $57
    Product and raw material purchases..........................    65
    Receivables at December 31..................................    43     70
    Payables at December 31.....................................     3

    On October 15, 1998, the Company sold its Snowflake, Arizona newsprint manufacturing operations and related assets to Abitibi for approximately $250 million. The Company retained ownership of a corrugating medium machine located in the facility that Abitibi operated on behalf of the Company pursuant to an operating agreement entered into as part of the sale. Payments made to Abitibi, prior to the sale of the Company's remaining interest (see Note 5), were $17 million in the period from January 1 to April 23, 1999 and $4 million in the period from November 19 to December 31, 1998.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying values and fair values of the Company's financial instruments are as follows:

                                                                         1999                  1998
                                                                  ------------------    ------------------
                                                                  CARRYING     FAIR     CARRYING     FAIR
                                                                   AMOUNT     VALUE      AMOUNT     VALUE
                                                                  --------    ------    --------    ------
    Cash and cash equivalents...................................   $   24     $   24     $  155     $  155
    Notes receivable and long-term investments..................       26         26         22         22
    Residual interest in timber notes...........................       33         33
    Long-term debt including current maturities.................    4,793      4,860      6,633      6,690

    The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of notes receivable and long-term investments are based on discounted future cash flows or the applicable quoted market price. The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the residual interest is based on discounted future cash flows.

17. OTHER, NET

    The significant components of other, net are as follows:

                                                                  1999    1998    1997
                                                                  ----    ----    ----
    Foreign currency transaction gains..........................  $  7    $ 4     $
    Gain on sale of assets (See Note 4 and 5)...................   446
    Income from non-consolidated affiliates.....................    12      4
    Other.......................................................    14     (4)     (2)
                                                                  ----    ---     ---
      Total other, net..........................................  $479    $ 4     $(2)
                                                                  ----    ---     ---

18. CONTINGENCIES

    The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites for which it has received notice as being a potentially responsible party ("PRP") concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    Stone was a party to an Output Purchase Agreement (the "OPA") with Four M Corporation ("Four M") and Florida Coast Paper Company, L.L.C. ("FCPC"), a joint venture owned 50% by each of Stone and Four M. The OPA required that Stone and Four M each purchase one-half of the linerboard produced at FCPC's mill in Port St. Joe, FL (the "FCPC Mill") at a minimum price sufficient to cover certain obligations of FCPC. The OPA also required Stone and Four M to use their best efforts to cause the FCPC Mill to operate at a production rate not less than the reported average capacity utilization of the U.S. linerboard industry. FCPC indefinitely discontinued production at the FCPC Mill in August 1998, and FCPC and certain of its affiliates filed for Chapter 11 bankruptcy protection in April 1999. Certain creditors of FCPC filed an adverse proceeding in the bankruptcy against Stone and Four M, and certain of their officers and directors, alleging among other things, default with respect to the obligations of Stone and Four M under the OPA. On October 20, 1999, FCPC and a committee representing the holders of the FCPC debt securities filed a bankruptcy reorganization plan ("Plan") that provided for the settlement of all outstanding claims in exchange for cash payments. Under the Plan, which was confirmed and consummated in January 2000, Stone paid approximately $123 million to satisfy the claims of creditors of FCPC, Stone received title to the FCPC mill, and all claims under the OPA, as well as any obligations of Stone involving FCPC or its affiliates, were released and discharged. In addition, Four M issued $25 million of convertible preferred stock to Stone in connection with the consummation of the Plan.

    Subsequent to an understanding reached in December 1998, the Company and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by SNC that has been used primarily in the construction of manufactured or mobile homes. In 1998, the Company recorded a $30 million pre-tax charge to reflect amounts SNC has paid into a settlement fund, administrative costs, plaintiff's attorneys' fees, class representative payments and other costs. The Company believes its reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause the Company to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

    The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

19. BUSINESS SEGMENT INFORMATION

    The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way operating segment information is presented. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

    The Company has two reportable segments: (1) Containerboard and Corrugated Containers, and (2) Boxboard and Folding Cartons. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Boxboard and Folding Cartons segment is also highly integrated. It includes a system of mills and plants that produces a broad range of coated recycled boxboard that is converted into folding cartons. Folding cartons are used primarily to protect products, such as food, fast food, detergents, paper products, beverages, health and beauty aids and other consumer products, while providing point of purchase advertising.

    The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, and other gains and losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level. Intersegment sales and transfers are recorded at market prices. Intercompany profit is eliminated at the corporate division level.

    The Company's reportable segments are strategic business units that offer different products. The reportable segments are each managed separately because they manufacture distinct products. Other includes four non-reportable segments, specialty packaging, industrial bags, reclamation, international and corporate related items. Corporate related items include goodwill, equity investments, income and expense not allocated to reportable segments (goodwill amortization, interest expense and depreciation expense related to the fair value adjustments made to the historical basis of Stone property, plant and equipment in the purchase price allocation), the adjustment to record inventory at LIFO, and the elimination of intercompany assets and intercompany profit.

                       SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

    In 1998, corporate related items also included a $257 million restructuring charge (See Note 2). The restructuring charge included $179 million for the write-down of property, plant and equipment of the Containerboard and Corrugated Containers segment. In 1999, corporate related items included a $407 million gain on the timberland sale and related note monetization program and a $39 million gain on the sale of Abitibi.

                                                                  CONTAINERBOARD    BOXBOARD
                                                                   & CORRUGATED     & FOLDING
                                                                    CONTAINERS       CARTONS     OTHER     TOTAL
                                                                  --------------    ---------    ------    ------
    YEAR ENDED DECEMBER 31, 1999
    Revenues from external customers............................      $4,636          $836       $1,679    $7,151
    Intersegment revenues.......................................         193                        287       480
    Depreciation, depletion and amortization....................         187            24          208       419
    Segment profit (loss).......................................         478            62         (201)      339
    Total assets................................................       4,288           449        5,122     9,859
    Capital expenditures........................................          81            15           60       156
    YEAR ENDED DECEMBER 31, 1988
    Revenues from external customers............................      $2,014          $785       $  686    $3,485
    Intersegment revenues.......................................          57                        149       206
    Depreciation, depletion and amortization....................          85            22           48       155
    Segment profit (loss).......................................         117            67         (520)     (336)
    Total assets................................................       5,765           454        5,412    11,631
    Capital expenditures........................................         221            26           40       287
    YEAR ENDED DECEMBER 31, 1997
    Revenues from external customers............................      $1,607          $752       $  598    $2,957
    Intersegment revenues.......................................          35                        167       202
    Depreciation, depletion and amortization....................          67            21           27       115
    Segment profit (loss).......................................          56            68         (146)      (22)
    Total assets................................................       1,467           435          869     2,771
    Capital expenditures........................................         101            37           44       182

    The following table presents net sales to external customers by country of origin:

                                                                   1999      1998      1997
                                                                  ------    ------    ------
    United States...............................................  $6,359    $3,395    $2,952
    Canada......................................................     211        22         5
    Europe and other............................................     581        68
                                                                  ------    ------    ------
      Total net sales...........................................  $7,151    $3,485    $2,957
                                                                  ------    ------    ------

    The following table presents long-lived assets by country:

                                                                   1999      1998      1997
                                                                  ------    ------    ------
    United States...............................................  $3,902    $5,254    $1,787
    Canada......................................................     228       191         1
    Europe and other............................................     289       327
                                                                  ------    ------    ------
                                                                   4,419     5,772     1,788
    Goodwill....................................................   3,328     2,869       237
                                                                  ------    ------    ------
      Total long-lived assets...................................  $7,747    $8,641    $2,025
                                                                  ------    ------    ------

20. SUBSEQUENT EVENT

    On February 23, 2000, SSCC, Stone and a newly-formed subsidiary of Stone entered into a Pre-Merger Agreement with St. Laurent Paperboard Inc. pursuant to which the Company will acquire St. Laurent for approximately $1.4 billion, consisting of approximately $625 million in cash, the issuance of approximately 25 million shares of SSCC common stock and the assumption of approximately $386 million of St. Laurent's debt. Stone expects to borrow $1,050 million to finance the acquisition of St. Laurent. Consummation of the transaction, which is subject to St. Laurent shareholder and certain regulatory approvals, is expected to occur in the second quarter of 2000.

                      SMURFIT-STONE CONTAINER CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (TABULAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

21. QUARTERLY RESULTS (UNAUDITED)

    The following is a summary of the unaudited quarterly results of operations:

                                                                   FIRST     SECOND      THIRD     FOURTH
                                                                  QUARTER    QUARTER    QUARTER    QUARTER
                                                                  -------    -------    -------    -------
    1999

      Net sales.................................................  $1,705     $1,730     $1,792     $1,924
      Gross profit..............................................     191        273        304        361
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................     (92)       (23)       (11)       289
      Discontinued operations...................................       4         (1)        (4)         3
      Gain on disposition of discontinued operations............                                        4
      Extraordinary item........................................                 (1)        (1)       (10)
      Net income (loss).........................................     (88)       (25)       (16)       286
      BASIC EARNINGS (LOSS) PER SHARE:
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................    (.43)      (.11)      (.05)      1.33
      Discontinued operations...................................     .02       (.01)      (.02)       .03
      Extraordinary item........................................                                     (.05)
                                                                  ------     ------     ------     ------
      Net income (loss).........................................    (.41)      (.12)      (.07)      1.31
      DILUTED EARNINGS (LOSS) PER SHARE:
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................    (.43)      (.11)      (.05)      1.29
      Discontinued operations...................................     .02       (.01)      (.02)       .03
      Extraordinary item........................................                                     (.04)
                                                                  ------     ------     ------     ------
      Net income (loss).........................................    (.41)      (.12)      (.07)      1.28
    1998

      Net sales.................................................  $  769     $  769     $  763     $1,184
      Gross profit..............................................     128        126        125        154
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................       3          2          3       (219)
      Discontinued operations...................................       8          9          5          5
      Extraordinary item........................................     (13)
      Cumulative effect of accounting change....................      (3)
      Net income (loss).........................................      (5)        11          8       (214)
      BASIC EARNINGS (LOSS) PER SHARE:
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................     .03        .02        .03      (1.36)
      Discontinued operations...................................     .07        .08        .04        .03
      Extraordinary item........................................    (.12)
      Cumulative effect of accounting change....................    (.03)
                                                                  ------     ------     ------     ------
      Net income (loss).........................................    (.05)       .10        .07      (1.33)
      DILUTED EARNINGS (LOSS) PER SHARE:
      Income (loss) from continuing operations before
        extraordinary item and cumulative effect of accounting
        change..................................................     .03        .02        .03      (1.36)
      Discontinued operations...................................     .07        .08        .04        .03
      Extraordinary item........................................    (.11)
      Cumulative effect of accounting change....................    (.03)
                                                                  ------     ------     ------     ------
      Net income (loss).........................................    (.04)       .10        .07      (1.33)

                                   APPENDIX K

                       SMURFIT-STONE CONTAINER CORPORATION

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statement of operations and condensed consolidated balance sheet of Smurfit-Stone were prepared to illustrate the estimated effects of the Transaction, including the financing plan, as if those transactions had occurred for the statement of operations as of the beginning of the period presented and for the balance sheet presentation as of December 31, 1999.

     The pro forma adjustments are based upon available information and upon certain assumptions that Smurfit-Stone and St. Laurent believe are reasonable. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements of Smurfit-Stone and St. Laurent, and the related notes thereto included in this Circular. The historical condensed consolidated statement of operations and condensed consolidated balance sheet of St. Laurent are presented in accordance with accounting principles generally accepted in the United States.

     The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what Smurfit-Stone's financial position or results of operations would actually have been if the Transaction had in fact occurred at such dates or to project Smurfit-Stone's financial position or results of operations for any future date or period.

     For financial accounting purposes, the acquisition of St. Laurent will be accounted for using the purchase method of accounting. Accordingly, St. Laurent's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the unaudited pro forma condensed consolidated balance sheet as of December 31, 1999. The estimated effects resulting from these adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations. The allocation of the estimated purchase price and the estimated transaction fees and expenses included in the unaudited pro forma condensed consolidated financial statements are preliminary; final amounts may differ from those set forth herein and such differences may be material.

                               COMPILATION REPORT

To the Directors of

  SMURFIT-STONE CONTAINER CORPORATION

     We have reviewed, as to compilation only, the accompanying unaudited pro forma condensed consolidated balance sheet of Smurfit-Stone Container Corporation as at December 31, 1999 and the unaudited pro forma condensed consolidated statement of operations for the year then ended which have been prepared for inclusion in the Notice of Special Meeting and Management Proxy Circular of St. Laurent Paperboard Inc. dated April 14, 2000. In our opinion, the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statement of operations have been properly compiled to give effect to the proposed transaction and the assumptions described in the accompanying notes thereto.

                                       /s/ ERNST & YOUNG LLP
                                       -------------------------------
                                       ERNST & YOUNG LLP

St. Louis, Missouri
April 14, 2000

                       SMURFIT-STONE CONTAINER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                     DECEMBER 31, 1999
                                               --------------------------------------------------------------
                                               SMURFIT-STONE    ST. LAURENT     PRO FORMA       SMURFIT-STONE
                                                HISTORICAL      HISTORICAL     ADJUSTMENTS        PRO FORMA
                                               -------------    -----------    -----------      -------------
                                                                       (In millions)
ASSETS
Current assets:

  Cash and cash equivalents..................     $   24          $   15         $ (619)(a)        $    39
                                                                                    619(e)

  Receivables................................        647             124                               771
  Inventories................................        734             106                               840
  Refundable income taxes....................          7               5                                12
  Deferred income taxes......................        130                                               130
  Prepaid expenses and other current
     assets..................................         69              14                                83
                                                  ------          ------         ------            -------
     Total current assets....................      1,611             264                             1,875
Property, plant and equipment, net...........      4,395             804            140(a)           5,339
Timberland, net..............................         24              13                                37
Goodwill, net................................      3,328              40            358(a)           3,733
                                                                                      7(d)

Investment in non-consolidated affiliates....        176                                               176
Other assets.................................        325              37             (6)(a)            367
                                                                                     11(e)

                                                  ------          ------         ------            -------
                                                  $9,859          $1,158         $  510            $11,527
                                                  ======          ======         ======            =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.......     $  174          $   47         $  (47)(e)        $   174
  Accounts payable...........................        662              68                               730
  Other accrued liabilities..................        733              35             34(a)             768
                                                                                    (34)(e)

                                                  ------          ------         ------            -------
     Total current liabilities...............      1,569             150            (47)             1,672
Long-term debt, less current maturities......      4,619             339           (339)(e)          5,669
                                                                                  1,050(e)

Other long-term liabilities..................        894              46             11(a)             951
Deferred income taxes........................        839              16             49(a)             904
Minority interest............................         91                                                91
Stockholders' equity:
  Common stock and additional paid-in
     capital.................................      3,438             576           (576)(a)          3,831
                                                                                    386(a)
                                                                                      7(d)

  Retained earnings (deficit)................     (1,586)             32            (32)(a)         (1,586)
  Accumulated other comprehensive income.....         (5)             (1)             1(a)              (5)
                                                  ------          ------         ------            -------
     Total stockholders' equity..............      1,847             607           (214)             2,240
                                                  ------          ------         ------            -------
                                                  $9,859          $1,158         $  510            $11,527
                                                  ======          ======         ======            =======
  Common stock shares outstanding............        218              49            (24)(c)            243

    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                      SMURFIT-STONE CONTAINER CORPORATION
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                               SMURFIT-STONE    ST. LAURENT     PRO FORMA       SMURFIT-STONE
                                                HISTORICAL      HISTORICAL     ADJUSTMENTS        PRO FORMA
                                               -------------    -----------    -----------      -------------
                                                            (in millions, except per share data)
YEAR ENDED DECEMBER 31, 1999:
  Net sales..................................     $7,151           $916           $(53)(b)         $8,014
  Cost of goods sold.........................      6,022            778              0(a)           6,747
                                                                                   (53)(b)

  Selling and administrative expenses........        696             64                               760
  Restructuring charge.......................         10                                               10
                                                  ------           ----           ----             ------
  Income from operations.....................        423             74                               497
  Interest expense, net......................       (563)           (29)           (70)(e)           (662)
  Other income -- net........................        479(f)          14                               493
                                                  ------           ----           ----             ------
  Income from continuing operations before
     income taxes, minority interest and
     extraordinary item......................        339             59            (70)               328
  Provision for income taxes.................       (168)           (22)            24(a)            (166)
  Minority interest expense..................         (8)                                              (8)
                                                  ------           ----           ----             ------
  Income from continuing operations before
     extraordinary item......................     $  163           $ 37           $(46)            $  154
                                                  ======           ====           ====             ======
  Basic earnings per common share from
     continuing operations before
     extraordinary item......................     $  .75           $.75                            $  .64
                                                  ======           ====                            ======
  Diluted earnings per common share from
     continuing operations before
     extraordinary item......................     $  .74           $.75                            $  .63
                                                  ======           ====                            ======
  Weighted average common shares outstanding
     -- Basic................................        217             49            (24)(c)            242
  Weighted average common shares outstanding
     -- Diluted..............................        220             49            (23)(c)            246

    See accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

                       SMURFIT-STONE CONTAINER CORPORATION

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) To record:

    Balance Sheet

    - The cash payment of $617 million representing 49.4 million shares of St. Laurent common stock at $12.50 per share to the existing shareholders;

    - The cash payment of $5 million or $12.50 per share for .4 million shares of St. Laurent common stock issued upon the conversion of St. Laurent warrants prior to the Transaction, less $3 million cash received upon the conversion from warrant holders;

    - The conversion of 49.8 million shares of St. Laurent common stock including .4 million shares from exercise of warrants into 24.9 million shares of Smurfit-Stone common stock at a fair value of $386 million, determined based upon an average market price of $15.51 for Smurfit-Stone shares five days before and after February 23, 2000, the date of the Pre-Merger Agreement;

    -  Acquired assets and liabilities, at fair value;

    -  Excess purchase price as goodwill; and

    - Estimated Smurfit-Stone merger costs of $34 million directly attributable to the cost of acquisition representing primarily financial advisor, banking and legal fees.

    Statement of Operations

    - Depreciation of property, plant and equipment over an average life of seventeen years; and

    - Amortization of goodwill over a forty year period.

    Tax effects are recorded assuming a 39% tax rate.

    The allocation of fair values to assets and liabilities, including intangibles and property, plant and equipment was performed on a preliminary basis. Based upon additional analyses and evaluations to be performed, the final amounts to be allocated to assets and liabilities may differ from those amounts included herein and such differences may be material. In particular the amount allocated to property, plant and equipment will change upon completion of certain valuations and other studies. A $100 million increase in property, plant and equipment and a corresponding decrease in goodwill would increase the pro forma after-tax loss by $1 million for the year ended December 31, 1999.

(b) To eliminate the effects of sales transactions between Smurfit-Stone and St. Laurent.

(c) To convert St. Laurent common stock including shares from exercise of warrants to Smurfit-Stone common stock using a 0.5 conversion factor. The diluted weighted average common shares include incremental shares from St. Laurent options under the treasury stock method.

    Smurfit-Stone has granted Smurfit International B.V. ("SIBV"), the right to maintain its percentage ownership of Smurfit-Stone common stock in the event of public or private issuances. It was assumed that SIBV will not elect to exercise its right.

(d) To record the vesting of approximately one million St. Laurent stock options based on their intrinsic value which approximates fair value. No compensation expense was included in the pro forma statement of operations because the acceleration of vesting would not require the determination of a new measurement date under APB No. 25.

(e) To record the effects of additional borrowings under Smurfit-Stone senior secured credit facilities and repayment of St. Laurent debt:

                                                                        PRINCIPAL

                           BALANCE SHEET                            DECEMBER 31, 1999
                           -------------                            -----------------
    NEW BORROWINGS
    U.S. term facility (variable rate of 9.5%) due 2006.........         $  500
    Canadian term facility (variable rate of 9.5%) due 2006.....            550
                                                                         ------
      Total new borrowings......................................         $1,050
                                                                         ======

    The interest rate on the term facilities is based on the assumed LIBOR rate of 6.00%. A one-eighth of one percent change in the interest rate would increase or decrease interest expense by $1 million for the year ended December 31, 1999.

    REPAYMENTS OF ST. LAURENT DEBT

    Secured term loan (6.68% weighted average variable rate)
      payable in installments through 2005......................         $  224
    Senior secured notes (8.54% weighted average variable rate)
      payable in installments through 2008......................            125
    Other debt..................................................             37
                                                                         ------
      Total St. Laurent debt to be repaid.......................            386
                                                                         ------
    Net increase to total debt..................................         $  664
                                                                         ======

                       SMURFIT-STONE CONTAINER CORPORATION

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                                                                        PRINCIPAL
                                                                    DECEMBER 31, 1999

         ADDITIONAL NET BORROWINGS WILL BE USED AS FOLLOWS          -----------------
    Cash consideration to St. Laurent shareholders at $12.50 per
      share.....................................................         $  619
    Deferred debt issuance costs................................             11
    Advisory and banking fees...................................             34
                                                                         ------
      Total uses of additional borrowings.......................         $  664
                                                                         ======

                                                                       YEAR ENDED
                                                                    DECEMBER 31, 1999
                      STATEMENT OF OPERATIONS                       -----------------
    Interest expense on $1,050 million new borrowings used to
      finance the acquisition...................................         $  100
    Amortization of new deferred debt issuance costs............              2
    Less interest expense on extinguished debt..................            (32)
                                                                         ------
    Net interest expense increase...............................         $   70
                                                                         ======

(f) Other, net for Smurfit-Stone includes pretax gains on asset sales of $446 million resulting from the sales of a majority of its timberlands and its interest in Abitibi.

                                     (LOGO)

                                PRINTED IN CANADA

                                     M05537

                           ST. LAURENT PAPERBOARD INC.

                           INSTRUMENT OF PROXY FOR THE

                     MEETING OF ST. LAURENT SECURITYHOLDERS

                                  MAY 26, 2000

     The undersigned St. Laurent Securityholder hereby appoints Mr. Raymond Pinard, Chairman of the Board of Directors of St. Laurent, or, failing him, Mr. Joseph J. Gurandiano, President and Chief Executive Officer of St. Laurent, or, failing him, Marion Allaire, Vice-President, Administration and Secretary of St. Laurent, or instead of any of the foregoing, __________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Meeting of St. Laurent Securityholders to be held on May 26, 2000, and at any adjournment thereof (the "Meeting"), and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned was personally present at the Meeting, with authority to vote at the proxyholder's discretion on amendments or variations to matters identified in the Notice of Meeting or such other matters as may properly be brought before the Meeting, except as otherwise specified below. Without limiting the general power hereby conferred, the undersigned hereby directs the proxyholder to vote the securities of St. Laurent represented by this proxy in the following manner:

          VOTE FOR [ ] OR AGAINST [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the special resolution set forth at Appendix "A" of the Management
          Information Circular and Proxy Statement of St. Laurent Paperboard Inc. dated April 14 , 2000 (the "Circular"), approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act with Smurfit-Stone Container Corporation, Stone Container Corporation, 3701174 Canada Inc. and 3038727 Nova Scotia Company.

          Any capitalized terms used but not defined herein have the meaning ascribed to such terms by the Circular.

          THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF ST. LAURENT. EACH ST. LAURENT SECURITYHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE MANAGEMENT NOMINEES SPECIFIED ABOVE TO ATTEND AND ACT ON HIS, HER OR ITS BEHALF AT THE MEETING. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy and, in either case, depositing the form of proxy not later than 5:00 p.m. (Montreal
          Time) on the business day prior to the Meeting to the attention of the Proxy Department at the office of Montreal Trust Company, at 1800 McGill College Avenue, 6(th) floor, Montreal, Quebec H3A 3K9 by delivery or, if mailed using the postage pre-paid envelope provided. The securities of St. Laurent represented by this proxy will be voted for or against the proposed special resolution in accordance with the instructions set forth above on any ballot that may be called for.

          THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXIES.

          DATED this ____________ day of ______________________________ , 2000



                    -------------------------------------------------
                    Signature of St. Laurent Securityholder

                    -------------------------------------------------
                    Name of St. Laurent Securityholder (PLEASE PRINT)

          IN THE CASE OF ST. LAURENT REGISTERED SHAREHOLDERS, THE SIGNATURE OF THE ST. LAURENT REGISTERED SHAREHOLDER ON THIS PROXY MUST BE EXACTLY THE SAME AS THE NAME IN WHICH THE ST. LAURENT COMMON SHARES ARE REGISTERED. IF THIS PROXY IS NOT DATED IN THE SPACE PROVIDED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO ST. LAURENT. THIS PROXY MUST BE EXECUTED BY THE ST. LAURENT SECURITYHOLDER OR AN ATTORNEY AUTHORIZED IN WRITING OR, IF THE ST. LAURENT SECURITYHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.